**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated March 26, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X** Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – INTEGRATED REPORT FOR THE YEAR ENDED DECEMBER 31, 2020**



ANGLOGOLDASHANTI

# <IR> 2020

# INTEGRATED REPORT

# OUR VISION, MISSION AND VALUES

## VISION

TO BE THE **LEADING MINING COMPANY**

## MISSION

*To create value for our shareholders, our employees and our business, and social partners through safely and responsibly exploring, mining and marketing our products.*


SAFELY
DELIVERING ON STRATEGY

Tanzania – Geita

## VALUES


NO INJURIES

Safety is our first value.



We treat each other with dignity and respect.



We are accountable for our actions and undertake to deliver on our commitments.



We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.



We value diversity.



We respect the environment.

# CONTENTS

***Supporting financial, operational, and sustainability data are available at www.aga-reports.com***

**Stakeholder feedback**

We welcome stakeholder feedback on our reporting. Should you have any comments or suggestions on this report, contact our investor relations team at: **investor.relations@anglogoldashanti.com**

## ANGLOGOLD ASHANTI'S 2020 SUITE OF REPORTS

**Throughout this report, the icons below are hyperlinked to the relevant report**

| | |
|---|---|
| <IR> | Integrated Report |
| <R&R> | Mineral Resource and Ore Reserve Report |
| <SR> | Sustainability Report |
| <AFS> | Annual Financial Statements |
| <NOM> | Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting) |
| <WWW> | Reporting website |

# ABOUT THIS REPORT

## Scope and objective

This integrated report covers the performance of AngloGold Ashanti Limited and its subsidiaries and investments (collectively, 'we', 'us', the Company or the Group) for the year from 1 January to 31 December 2020. In this report, we describe certain elements of our operational, financial, environmental, social and governance (ESG) performance and related information.

We aim to provide a holistic, concise and balanced review of our overall performance, progress made in delivering on our strategy, and our prospects to enable stakeholders to make an informed evaluation of our ability to create value in the short, medium and long term and the future viability of our business.

While the primary audience of this report is investors and other providers of financial capital, it will also be useful to a broader stakeholder audience as the report provides material information relating to our business model, operating context, material risks, stakeholder interests, and our governance. Supplementary operational, geological and sustainability information is available online at www.aga-reports.com.

For completeness, any significant material event that occurs between the end of the financial year and the date on which this report is approved, is included. Unless otherwise indicated, information reported refers to that of the Group as a whole, and not only continuing operations.

## Reporting frameworks and regulations

In compiling this report, we have applied the International Integrated Reporting Council's Framework on Integrated Reporting and its guiding principles and content elements. We have also taken into account the following:

- King IV Report on Corporate Governance for South Africa, 2016 (King IV)
- South African Companies Act, No.71 of 2008 (as amended)
- JSE Listings Requirements
- International Financial Reporting Standards (IFRS)
- SAMREC Code
- Sustainable Development Goals (SDGs)

We have also considered the World Gold Council's Responsible Gold Mining Principles, the principles of the International Council on Mining and Metals (ICMM), the United Nations Global Compact (UNGC), and the expectations of the sustainability indices and related audience such as ESG ratings agencies, the FTSE/Russell Responsible Investment Index (FTSE4Good), the S&P Global Corporate Assessment (CSA), and the Bloomberg Gender-Equality Index.

## Reporting boundary

**The reporting boundary for this report includes all AngloGold Ashanti subsidiaries, associates and investments.**

Assets sold during the year were those in South Africa – Mponeng and Surface Operations (including Mine Waste Solutions) – and in Mali, Sadiola and Morila. As the sale of the South African assets was concluded on 30 September 2020, their contributions to the Group are reported for the first nine months of the year. The Morila and Sadiola asset sale transactions were concluded on 10 November 2020 and 30 December 2020, respectively. We have, however, not reported on Morila and Sadiola for 2020.

This is a Group level report covering the entire Company, its joint ventures and investments. While performance and targets are reported regionally, we report fully on all operations managed by AngloGold Ashanti. Kibali, in which AngloGold Ashanti has an ownership interest but does not manage, is partially reported. There were no significant changes to the scope, boundary or measurement methods used in this report since 2019. Any comparative restatements are indicated.

Information on joint ventures and other interests is provided if considered material. Production, costs, capital expenditure, Mineral Resource and Ore Reserve data are reported on an attributable basis, unless otherwise indicated. Employee data, which includes both permanent employees and contractors, and average workforce data, is reported for AngloGold Ashanti with joint ventures reported on an attributable basis.

For details of our assets and their relevant shareholdings, see the *Corporate profile – who we are*, and for information on our principal subsidiaries and operating entities, refer to our <AFS>.

## Approvals and assurance

The information presented in this report has been subject to either an internal or external audit. Internal audit and approval processes include, among others, regular management review of information and data published.

In addition, our operations are subject to risk-based, integrated, combined assurance reviews of the commercial, safety and sustainability aspects of our business. The outcomes of these internal processes and external assurances, as well as of any independent technical reviews, provide reasonable assurance to allow the board, on the recommendation of the Audit and Risk Committee, to determine the effectiveness of our internal control systems and procedures, and thus to ensure the accuracy of the information presented.

Financial information from the <AFS> was externally audited and signed off by Ernst & Young (EY) while certain selected sustainability performance indicators reported in the <SR> were subjected to an independent external assurance conducted by EY – see page 68 in the <SR>.

## Reporting boundary (external operating context, risks, impacts and outcomes)

### ANGLOGOLD ASHANTI LIMITED

| Operating entities | | | | Joint ventures |
|---|---|---|---|---|
| **Australia** | **Africa** | **Americas** | **South Africa** | **Africa** |
| **100% held** | **100% held** | **100% held** | **100% held** | **Attributable** |
| AngloGold Ashanti Australia Limited [1] | AngloGold Ashanti (Ghana) Limited [2] | AngloGold Ashanti Córrego do Sítio Mineração S.A. | Mponeng [3] | Kibali (Jersey) Limited [4] (45%) |
| | AngloGold Ashanti (Iduapriem) Limited | Mineração Serra Grande S.A. | Mine Waste Solutions [3] | Société d'Exploitation des Mines d'Or de Sadiola S.A. [5] (41%) |
| | Geita Gold Mining Limited | | | Société des Mines de Morila S.A. [6] (40%) |
| | | | | Yatela (40%) |
| **Attributable** | **Attributable** | **Attributable** | | |
| Tropicana (70%) | Société AngloGold Ashanti de Guinée S.A [7] (85%) | Cerro Vanguardia S.A. (92.5%) | | |

### KEY STAKEHOLDERS

- Investment community
- Employees and unions
- Governments and regulators
- Communities
- Suppliers
- Industry partners and peers

[1] *Owner of Sunrise Dam and the Tropicana joint operation*
[2] *Owns the Obuasi mine*
[3] *Previously held directly by parent company. The sale of these assets to Harmony Gold Mining Company Limited was concluded on 30 September 2020*
[4] *Owner of Kibali Goldmines S.A., which operates the Kibali mine in the Democratic Republic of the Congo*
[5] *Sale of Sadiola in Mali was concluded on 30 December 2020*
[6] *Sale of Morila in Mali to Firefinch Limited (previously Mali Lithium Limited) completed on 10 November 2020*
[7] *Owns Siguiri mine in the Republic of Guinea (Guinea)*

**Note:**

- Unless otherwise indicated, $ or dollar refers to the US dollar throughout this report. All information is attributable unless otherwise specified
- Rounding of numbers may result in computational discrepancies
- Metric tonnes (t) are used throughout this report and all ounces are Troy ounces

# BOARD STATEMENT AND RESPONSIBILITY

## Directors' statement of responsibility and commitment

The AngloGold Ashanti board has ultimate responsibility for ensuring and confirming the integrity, accuracy and completeness of this report, as well as of our entire suite of 2020 reports. In this the board is supported by the Audit and Risk Committee and the Social, Ethics and Sustainability Committee.

The board believes that the report has been prepared in compliance with the International Integrated Reporting Council's Integrated Reporting Framework. The board is of the view that the material issues identified have been addressed, that the information reported is correct and relevant, and that this report presents a fair and balanced view of AngloGold Ashanti's integrated performance for the year ended 31 December 2020.

This report was approved by the board on 26 March 2021.

**Board Chairperson**
Maria Ramos

**Chief Executive Officer (interim)**
Christine Ramon

**Chairperson: Audit and Risk Committee**
Alan Ferguson

**Chairperson: Social, Ethics and Sustainability Committee**
Dr Kojo Busia

**Chairperson: Remuneration and Human Resources Committee**
Maria Richter

**Independent non-executive directors:**
Albert Garner, Rhidwaan Gasant, Nelisiwe Magubane, Jochen Tilk



*Visible gold at Nyankanga, Geita*

# CONSISTENT DELIVERY



**Maria Ramos / Chairperson**

**The pervasive spread and complexity of the COVID-19 pandemic continues to present the world with an economic, health and social crisis that will shape the prospects of a generation of people, particularly in the developing world. The outbreak tested flexibility and resilience as governments, businesses and societies responded to a global health emergency unprecedented in modern times. AngloGold Ashanti was no exception.**

I'm pleased to say our leadership and employees responded as we always hoped they would in a crisis; steady under pressure and faithfully adhering to our values in adapting to new challenges in a rapidly evolving operating environment. Our teams designed protocols and operating procedures for each site that helped ensure safe business continuity, while we delivered on our strategic objectives.

At all times our priority was the health and wellbeing of our colleagues, their families and communities, with proactive steps taken to protect those stakeholders and the business itself. These measures were aligned to regulations of our host countries and the guidelines set by the World Health Organisation. Care was taken to safeguard employees with comorbidities, and emphasis was placed on close cooperation with our communities, whose specific needs helped direct our support initiatives.

## Close partnerships

While society has become more adept at dealing with COVID-19 over the past year, we know that the battle is far from over. Adherence to prevention measures – wearing masks, washing hands and keeping a prudent social distance – will continue to be required, even after vaccine programmes are rolled out, as subsequent waves of infection will be spurred by new variants of the coronavirus.

The risk will remain especially high for countries without the resources to immediately fund extensive vaccination campaigns for all citizens. We are committed to playing our part in balancing the scales in this regard by working hand-in-glove with our host governments to support their public health interventions.

We learned valuable lessons during the HIV/AIDS crisis in South Africa, the Ebola epidemic in West Africa and in fighting malaria across the continent. Most importantly, we learned that we cannot insulate ourselves from public health emergencies. Our fortunes are inextricably linked to those of our hosts, so we must be at the forefront of the public-private partnerships that will be an essential part of turning the tide.

## COVID-19's economic impact

While the pandemic is first a public health crisis, it has also brought the worst recession since World War II, overstretched corporate and sovereign balance sheets and soaring unemployment. These factors will worsen already-severe inequality, with the impact falling disproportionately on women, particularly in Sub-Saharan Africa.

The early signs are clear that the global economic recovery will be uneven. Developing economies have the fewest resources to spur recovery and will be reliant on the private sector to maintain and create vibrant, profitable businesses that improve resilience of their overall economies through salaries, taxes and local procurement.

One of the bright spots of 2020 was the much-improved public-private co-operation that will be essential to ensuring that developing economies deal with the challenges of multi-dimensional poverty – exacerbated by the pandemic – as well as economic fragility, climate change and conflict. AngloGold Ashanti will aim to be a strong member of that collaborative effort.

# CHAIRPERSON'S LETTER CONTINUED

*We learned valuable lessons during the HIV/Aids crisis in South Africa, the Ebola epidemic in West Africa and in fighting malaria across the continent. Most importantly, we learned that we cannot insulate ourselves from public health emergencies. Our fortunes are inextricably linked to those of our hosts, so we must be at the forefront of the public-private partnerships that will be an essential part of turning the COVID-19 tide.*

## Gold price

The spot gold price rose to a record $2,063/oz in August 2020, driven by investor demand amidst increased uncertainty and the global policy impact of to the pandemic.

The record price, however, masked an 14% reduction in physical demand to 3,759.6t from 2019, which the World Gold Council says was due to "far reaching effects" of the pandemic. Jewellery purchases were down 34%, or 515.9t, while smaller demand segments like gold coins and bars and technology, were also softer. Central banks bought only 272.9t of bullion in 2020, 59% less than the previous year.

These declines were partly offset by an increase of 34% year-on-year, or 877.1 tons, in gold-backed exchange traded funds, while annual gold supply dropped 4% to 4,633t the largest annual decline since 2013, as lockdowns disrupted mining activities.

The gold market remains volatile. In the first quarter of 2021, amid momentum in the global vaccine rollout and an improving economic recovery in the US and Europe, the spot gold price fell 8% from end of 2020 to $1,744/oz on 19 March 2021. As at 19 March 2021 the Bloomberg average consensus gold price for 2021 is $1,794/oz and $1,700/oz for 2022.

While we remain positive on the long-term prospects for the gold price, particularly as the threat of inflation increases, the board will continue to use conservative assumptions when allocating capital.

## Business performance

Our key strategic objectives include improvement of our overall sustainability performance, particularly the safe operation of our mines; strengthening our balance sheet; increasing Ore Reserve through exploration and growth projects; ensuring tight management of costs to improve cash flow; and streamlining our portfolio to direct capital to higher-return projects.

We made solid progress on most of these metrics. We sold our operating assets in South Africa and Mali, more than halved our net debt to the lowest level in more than 10 years, added six million ounces of new reserves to extend the life of our portfolio, and increased free cash flow almost fivefold, to $743m. Phase 2 of the Obuasi redevelopment was 90% complete at the end of the year, while the feasibility studies on our two Colombia projects made good progress toward completion. Dividends were up fivefold after a decision to double the payout ratio.

That is a solid performance but we're mindful that there is much to do to narrow the value gap that persists with many of our international gold-mining peers.

Obuasi must reach its ramp-up milestones during 2021, and the board must make investment decisions on the Gramalote and Quebradona projects, after reviewing their feasibility studies and detailed execution plans. We are also especially focused on cost management and capital discipline, particularly amidst the reinvestment programme in our ore bodies given a potentially stagnant, or declining gold price.

Our cash conversion is below par and improving it is a focus for the board. In this regard, the management team continues to work on ways to ensure the release of growing cash balances in the Democratic Republic of Congo, value added tax balances in Tanzania and export levy rebates in Argentina. Together, these three areas accounted for $586m at the end of 2020.

## Safety performance

Safety is another area where improvement is required. It is with a heavy heart that I report six fatalities during 2020 – four at the South Africa operations which have now been sold, and two at our Obuasi mine in Ghana. See <SR>. On behalf of the board, executive committee and AngloGold Ashanti's workforce, I convey our heartfelt condolences to the families, colleagues and the communities of our departed colleagues.

A thorough review of our safety strategy was conducted in the second half of 2020, with detailed input from each of our sites and the safety leadership across our business. Implementation of the updated strategy – focused on technology and innovation, deeper learning from high potential incidents, and compliance to the critical controls that protect our employees from injury – is already well underway and will be closely monitored.

## Environment, sustainability and governance

Our strategy compels us to seek improvement in the areas of environmental stewardship, social performance and the strength of our governance frameworks and oversight. Excellence in these areas will strengthen our social license to operate and improve our sustainability and ability to create value in the long term.

Mitigating our impact on the environment – and climate change in particular -- is non-negotiable. Work is underway to reduce the use of scarce resources such as land and water, and to limit greenhouse gas emissions. We've been doing that for some time, reducing total GHG emissions by 48% since 2008, and recycling 76% of water use.

The board, through its Social, Ethics and Sustainability Committee, will in the course of 2021 review an updated climate change strategy and new medium-term emissions targets including the pathway to net zero emissions. We will also be making our first disclosure in line with the Task Force on Climate-related Financial Disclosure (TCFD).

There were other ESG successes during the year (see *Rewarding delivery*), with 88.5% compliance with noise and dust monitoring across our operations. Injury rates fell to their lowest level ever at 2.39 injuries per million hours worked, well below the global industry average, driven by a 99% compliance to our major hazard controls.

No disruptions caused by community protests were recorded at our operations, and no human rights violations were reported.

In addition, our value to the communities in which we operate was clear. Procurement expenditure totalled $1.6bn, with 82% spent in host countries. Taxes and royalties of $1.1bn were paid, and employees' salaries and benefits ended the year at $508m (see *economic value-added statement*). Those monies greatly improve resilience in the communities around our operations when several other economic sectors are under severe strain. We're proud of that contribution.

## Leadership changes

Kelvin Dushnisky stepped down as chief executive officer on 1 September 2020. The Board thanks Kelvin for his contribution in delivering on the company's strategy during his two-year tenure and wishes him well in the future.

Our Chief Financial Officer Christine Ramon, stepped in as interim CEO and has provided leadership to the organisation as it continued to deliver on its strategy, meeting key operational, financial and social objectives. The board is conducting a thorough search for a permanent CEO, considering both internal and external candidates.

Dr Kojo Busia was appointed as independent non-executive director on 1 August 2020 and chair of the Social, Ethics and Sustainability Committee on 1 December 2020. He brings a wealth of experience in sustainability, governance and public policy.

On 7 December 2020, Sipho Pityana resigned from the board after 13 years as a director, including the last six as Chairman. The board thanks Mr. Pityana for the significant contribution he made to AngloGold Ashanti and in particular the focus on sustainability and safety.

## Thank you

I want to thank my fellow directors, our Interim CEO, Christine Ramon, the leadership team and every employee across the company for their courage and resourcefulness during an especially challenging year, and for continuing to uphold the values of AngloGold Ashanti. To all our stakeholders, our thanks goes to you for your support throughout this very challenging year. We will continue to work diligently and in line with our values to ensure that AngloGold Ashanti delivers on our commitments.

**Maria Ramos**
**Chairperson**
26 March 2021

# WHO WE ARE – CORPORATE PROFILE

**AngloGold Ashanti Limited (AngloGold Ashanti), with its head office in South Africa, is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents. While gold is our principal product, we also produce silver (Argentina) and sulphuric acid (Brazil) as by-products. In Colombia, feasibility studies are currently underway at two of our projects, one of which will produce both gold and copper.**

**STREAMLINED**
portfolio

**STRONGEST**
balance sheet in a decade

**RAMP UP**
at Obuasi continues

**UNLOCKING VALUE**
in Colombia



*Gold pour, Geita, Tanzania*

## ANGLOGOLD ASHANTI AT A GLANCE

- Third-largest gold producer globally and the largest on the African continent, producing 3.047Moz of gold and employing an average of 36,952 people (including contractors) in 2020
- Responsible gold miner, in partnerships with host communities and governments – we aim to create value for all our stakeholders over the long term
- Listed on the Johannesburg, New York, Australian and Ghana stock exchanges
- A geographically diverse shareholder base includes the world's largest financial institutions
- Market capitalisation of $9.4bn as at 31 December 2020
- Included in the JSE Top 40 Index, the S&P Global CSA, the FTSE/JSE Responsible Investment Index Series (the FTSE4Good Index), the Responsible Mining Index and the Bloomberg 2021 Gender-Equality Index


Geographic diversity of shareholders (%)
38
32
14
5
4
7
North America
South Africa
United Kingdom
Europe
Asia
Rest of the world

**Legend**

● Operations ● Projects ● Greenfields exploration

# OUR FOOTPRINT



## AMERICAS

**1 Argentina**
Cerro Vanguardia (92.5%)

**2 Brazil**
Serra Grande
AGA Mineração

**3 Colombia**
Gramalote (50%) [(1)]
La Colosa
Quebradona

## AFRICA

**4 Guinea**
Siguiri (85%)

**5 Ghana**
Iduapriem
Obuasi [(2)]

**6 Democratic Republic of the Congo (DRC)**
Kibali (45%) [(3)]

**7 Tanzania**
Geita

## AUSTRALIA

**8 Australia**
Sunrise Dam [(4)]
Tropicana (70%)

*Note: Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are 100%-owned unless otherwise indicated.*

*(1) Change in ownership from 51% to 50%; managed by B2Gold*

*(2) Obuasi's redevelopment project began in 2019*

*(3) Kibali is operated by Barrick Gold Corporation (Barrick)*

*(4) As at 31 December 2020, a maiden Mineral Resource was declared for Butcher Well*

**4** CONTINENTS

**10** OPERATIONS

**3*** JOINT VENTURE PARTNERS

**3** PROJECTS

** B2Gold at Gramalote; Barrick at Kibali; and Independence Gold Corp. at Tropicana*



## ANGLOGOLD ASHANTI – 2020 AT A GLANCE

# FOCUSED PORTFOLIO

### 2020 – another redefining year for AngloGold Ashanti

We improved the quality of our portfolio, balancing competing capital needs, and delivered the Obuasi redevelopment project on time and within budget, supplemented the Ore Reserve in our core portfolio, further reduced debt and grew our dividend, all while managing our operations through the most challenging year ever – due to COVID-19.

## ↘ 3.0Moz

**production decline reflects COVID-19 challenges and streamlined portfolio**

**Production**
(000oz)

| Year | Production |
|---|---|
| 2018 | 3,400 |
| 2019 | 3,281 |
| 2020 | 3,047 |

## ↗ $1,059/oz

**includes impact of COVID-19-related stoppages**

**All-in sustaining cost**
($/oz)

| Year | AISC |
|---|---|
| 2018 | 976 |
| 2019 | 998 |
| 2020 | 1,059 |

## ↘ 2.39

**AIFR rate improved 28% on 2019**

**AIFR**
(per million hours worked)

| Year | AIFR |
|---|---|
| 2018 | 4.81 |
| 2019 | 3.31 |
| 2020 | 2.39 |

## ↗ 6.1Moz

**Added to Ore Reserve on a gross basis and 2.6Moz on net basis for a net increase of 10% year-on-year, portfolio production life increased to about 11 years.**

***Positioning the business to sustainably grow production and margins***



**56%*** year-on-year

**Adjusted EBITDA**
($m)

| | |
|---|---|
| 2018 | 1,388 |
| 2019 | 1,580 |
| 2020 | 2,470 |

**62%*** year-on-year

**Adjusted net debt**
($m)

| | |
|---|---|
| 2018 | 1,659 |
| 2019 | 1,581 |
| 2020 | 597 |

**0.24 times*** from 1.0 in 2019

**Adjusted net debt to adjusted EBITDA ratio**
(times)

| | |
|---|---|
| 2018 | 1.2 |
| 2019 | 1.0 |
| 2020 | 0.24 |

** From continuing operations*

**Free cash flow before growth capital**

**124%** year-on-year to $1bn

**>5x**

**Dividend increased more than fivefold to approximately 48 US cents per share**

# HOW WE CREATE VALUE

| OUR VISION | OUR MISSION | OUR VALUES |
|---|---|---|
| *To be the leading mining company* | *To create value for our shareholders, our employees and our business and social partners by safely and responsibly exploring, mining and marketing our products* | *Our six values guide all decisions made and actions taken in the conduct of our business. These values link our business activities to our environmental, social and governance (ESG) responsibilities* |

**To fulfil our purpose and mission, we have in place an integrated, robust business model and a strategy that is resilient and sufficiently flexible to respond to the constantly changing world in which we operate.**

We aim to sustain value creation in the longer term, and endeavour to maintain flexibility in strategic decision making to respond to a dynamic operating environment and unpredictable economic and commodity cycles. Our business model depends on the following:

## 1

## *By understanding our context…*

### External operating environment

The global macro-economic, geopolitical and financial landscape, as well as the location of our operations and their specific political and social dynamics, all affect our ability to deliver on our strategy and to create value over time.

See *Our external operating environment*

### Stakeholder engagement and key relationships

In conducting our business, we have an impact on stakeholders and they in turn, through their actions and expectations, have an effect on our business and our social licence to operate. Our approach to inclusive stakeholder engagement seeks to balance the interests and expectations of material stakeholders over time. Constructive, honest and respectful dialogue with stakeholders is vital to manage these expectations and any material issues identified.

Our most material stakeholders are:

See *Integrated stakeholder engagement* and *material issues*

## 2

## *…and identifying our material risks and opportunities…*

### Risks and opportunities

Understanding the world in which we operate, the supply and availability of the scarce resources we rely on to conduct our business, as well as stakeholder relationships and expectations, guides us in identifying, prioritising and managing our risks and opportunities. This enables effective planning to mitigate such risks, to act on opportunities and to achieve our strategic objectives.

See *Managing our risks and opportunities*

### Material matters

Our materiality process is aimed at identifying, prioritising and integrating into our strategy and business model the most material matters affecting our ability to create value. Understanding and managing stakeholder needs, expectations and material concerns, and how we in turn affect them, is vital to the successful delivery on our strategy and to value creation.

See *Materiality and our material matters*, *Integrated stakeholder engagement* and *material issues*

# OUR BUSINESS – WHAT WE DO

**1. Exploration and development**
Establish and maintain a pipeline of economically viable and competitive projects to develop long-term mining operations. Exploration is a cornerstone of our business.

**Capital inputs required:**

**2. Mining, processing and refining**
Operate and maintain mining and processing infrastructure and equipment, and ensure a skilled and trained workforce to enable cost-efficient, safe operations.

**Capital inputs required:**

**3. Sale of product, financial management**
Sale of gold and by-products to generate revenue. Solid financial management and disciplined capital allocation ensures positive, sustained cash flow and returns.

**Capital inputs required:**

3

## …we strategise and allocate resources to…

### Business model

We actively manage our activities as we try to mitigate negative impacts of our operations and seek to achieve positive outcomes.

### Strategy

Mining is a long-term business, and so our strategy aims to create sustained value over the life of our mining operations and beyond. This involves careful allocation of key resource inputs – the natural, human, intellectual, financial, manufactured, and social and relationship capitals – which are essential to achieving this aim.




Improve portfolio quality
Ensure financial flexibility
Maintain long-term optionality
Optimise overhead, costs and capital expenditure
Focus on people, safety and sustainability
Supporting our strategy for sustainable cash flow improvements and returns

See *Our strategy*, *Our business model* and *Delivering on our strategy*

**4. Rehabilitation and mine closure**

Develop and maintain constructive stakeholder relations to support our regulatory and social licences to operate; minimise and mitigate our environmental impact and manage closure responsibly and in line with our values.

**Capital inputs required:**

4

## …create and preserve value for stakeholders

Sustained value creation over time requires responsible corporate citizenship and encompasses social upliftment, careful environmental stewardship, effective governance and the creation of economic opportunities for communities, suppliers and governments. Our mission to create value is supported by our emphasis on excellence in ESG performance, through our values and the foundation of our strategy – a relentless focus on people, safety and sustainability. Understanding the long-term impacts of decisions made on the allocation and the use of capital inputs, and the resulting strategic trade-offs, is essential to the long-term creation and preservation of value, while limiting value erosion.

Our most significant/material stakeholders and the associated values are:

| Stakeholder | Desired value creation |
|---|---|
| **Shareholders (investors, financiers)** | To generate sustained growth in total shareholder returns. We are focused on consistently delivering improved cash flows through the cycle |
| **Employees and unions** | To be an employer of choice and to provide the opportunity to earn, learn and develop in a safe, values-driven environment, while promoting inclusivity, diversity and non-discrimination. We actively promote localised employment in the countries in which we operate |
| **Communities** | To contribute positively to socio-economic development. Our aim is that once mining ceases, host communities are resilient and self-sustaining |
| **Suppliers** | To provide business opportunities and growth. We encourage local procurement where possible, as well as inclusivity and diversity |
| **Environment** | To be environmentally responsible, to mitigate and limit the impact on the environment of our mining activities and where possible to protect, restore and rehabilitate the land and biodiversity. We aim to reduce carbon emissions and related intensities, and to minimise water withdrawal |
| **Governments** | To be a responsible, law-abiding corporate citizen of the countries in which we operate and to pay our due contributions (taxes, royalties, duties) to government. We partner with government in the development of local services and infrastructure when and where necessary |

See *Our business model*, *Integrated stakeholder engagement* and *material issues*, *ESG performance – overview*, *Delivering on our strategy* and *Strategic capital trade-offs*

# MATERIALITY PROCESS AND MATERIAL MATTERS

**Material matters are those most likely to substantively affect our ability to preserve and create value over time. To identify matters that are material to AngloGold Ashanti, we apply a comprehensive process to determine what these issues are, and to consider their likely effects on our strategy, our performance and governance as well as our outlook.**

## Determining materiality

Our materiality process aims to identify those economic, social and environmental matters that present material risks, while simultaneously taking into account our governance, external operating context and those issues of particular concern to stakeholders.

### 1 Analyse

- Review and evaluate our external operating context in terms of political, economic, social, technological, legal and environmental factors
- Research and analysis of media coverage, analyst reports and emerging industry issues
- Benchmarking of peer reporting
- Engage with external stakeholders to understand expectations and needs

### 2 Identify

- Externally facilitated review process to agree material matters and risks
- Categorise and rank matters by subject and area



### 3 Prioritise

- Based on analysis and identification, prioritise those matters and risks that could potentially impact value creation over time or that may result in value erosion
- Participants include senior management and those responsible for risk management and governance to ensure an integrated approach and alignment with all areas of the business

### 4 Respond, monitor, report and integrate

- Once identified and ranked, material matters are reviewed and integrated into our strategic objectives and risk management
- Key performance indicators are developed and applied across the Group and, where appropriate, included in incentive structures
- Performance is assessed on an ongoing basis and, where appropriate, remedial action taken

A materiality workshop, facilitated by external advisers was held in November 2020. Participants in the workshop represented a number of disciplines across the business, including investor relations, finance, environmental, social (safety and health, human resources, communities) and governance. The workshop was preceded by a review of stakeholder input and our external environment to ensure the outcome of the workshop was balanced and constructive.

Senior executives and functional heads of discipline have a common understanding of AngloGold Ashanti's material issues and risks, the changing risk landscape and the actions required to improve the sustainability of the business.

The top issues were identified and a decision taken to replace some of the issues for reporting purposes.



Iduapriem

## Our materiality matrix


Most important
Significant stakeholders
Least important
Impact on AngloGold Ashanti's ability to create value
Most important
10
9
8
7
6
5
4
3
4
5
6
7
8
9
10
Human rights
Building thriving communities
Preventing fatalities, accidents and injuries
Epidemics
Employee and community health
Tailings management
Sustainability and growth
Climate change and decarbonisation
Water management
Political instability and interference
Corruption, ethics and conflict of interest
Rehabilitation and biodiversity
Closures and legacies
Cultural heritage and people's rights
Diversity and inclusion
Artisanal and illegal mining
Inclusive procurement
Commodity market
Supply chain governance
Security and crime
Innovation
Talent management
Environment
Social
Economic
Governance
Cross-cutting

# 2020 MATERIAL ISSUES

## Social
- Employee and community health
- Employee safety
- Building resilient, self-sustaining communities (including inclusive procurement)
- Integrated talent management
- Security

## Environment
- Water
- Climate change and energy use
- Tailings management



## Cross-cutting
- Human rights
- Artisanal and small-scale mining
- Integrated closure (including environmental, economic and social considerations)

## Governance
- Business sustainability and growth
- Navigating through regulatory and political risks

# MATERIALITY PROCESS AND MATERIAL MATTERS CONTINUED

## Material matters, related stakeholders and capitals affected

The material issues most likely to affect our ability to create and preserve value, and to affect value created for stakeholders in the long term, are listed in the table below.

| | Related: | |
|---|---|---|
| | **Stakeholders** | **Capitals and value affected** |
| **Employee and community health** *(Ebola, malaria, COVID-19 pandemic)* | Employees, communities, investment community | Human; Social and relationship |
| **Employee safety** | Employees, investment community | Human; Manufactured; Financial |
| **Business sustainability and growth** | Employees, investment community, governments | Human; Manufactured; Financial; Social and relationship |
| **Building thriving communities** *(including local procurement)* | Communities | Natural; Manufactured; Financial; Social and relationship |
| **Human rights** | Employees, communities | Human; Social and relationship |
| **Tailings management** | Employees, communities, investment community, governments and regulators, industry peers | Natural; Human; Manufactured; Financial; Social and relationship |
| **Navigating regulatory and political risks** | Governments and regulators, investment community | Natural; Manufactured; Financial; Social and relationship |
| **Water management** | Communities, governments and regulators, investment community | Natural; Manufactured; Social and relationship |
| **Climate change crisis and energy use** | Communities, investors, governments and regulators, investment community | Natural; Manufactured; Financial; Social and relationship |
| **Integrated closure** *(rehabilitation and biodiversity; legacies)* | Communities, governments and regulators | Natural; Manufactured; Financial; Social and relationship |
| **Artisanal and small-scale mining** | Communities, employees, governments and regulators | Natural; Manufactured; Financial; Social and relationship; Intellectual |
| **Security** | Employees, communities, governments and regulators | Human; Manufactured; Financial; Social and relationship; Intellectual |
| **Integrated talent management** | Employees, investment community | Human; Manufactured; Financial; Intellectual |

While these material matters and their relationship to the capitals guide the content of this report, they are discussed more fully in the <SR>.

**KEY STAKEHOLDERS**

| | | | | | |
|---|---|---|---|---|---|
| Investment community | Employees and unions | Governments and regulators | Communities | Suppliers | Industry partners and peers |

**OUR CAPITALS**

| | | | | | |
|---|---|---|---|---|---|
| Natural capital | Human capital | Manufactured capital | Financial capital | Social and relationship capital | Intellectual capital |



***Creating value entails optimising and balancing the use of these inputs, enhancing positive outcomes and impacts, minimising those that are negative, and delivering on our strategy.***

# OUR BUSINESS MODEL

**Our ability to create value depends on the use of and access to various capital inputs – this includes access to financial capital and economically viable orebodies, as well as to the necessary mining infrastructure, including utilities, plant and equipment, and a skilled and experienced workforce. Creating value entails optimising and balancing the use of these inputs, enhancing positive outcomes and impacts, minimising those that are negative, and delivering on our strategy.**

## Operating context

Those risks and issues arising in our external operating environment that have the potential to affect our ability either positively or negatively to create and preserve value, include:

- Global health concerns – the COVID-19 pandemic and other diseases such as malaria and Ebola
- Volatile global economic and commodity markets resulting in an unpredictable gold price and currency movements
- Relative cost competitiveness, particularly in the resources sector
- Political uncertainty and country risk – instability, regulatory and policy challenges
- Community expectations and the need to work with stakeholders to build self-sustaining communities
- Climate change and decarbonisation efforts
- Management of water, a scarce resource
- Increasingly comprehensive reporting and disclosure requirements

See *Managing our risks and opportunities*, *external operating context and materiality* and material issues

## Governance

Our all-encompassing governance framework, systems and processes, together with our values, inform how we conduct our business and guide all that we do – our operations, decision-making, behaviour and stakeholder engagement. Our governance structures acknowledge our social and environmental responsibilities.

Our corporate governance aims at achieving:

- Responsible, ethical leadership and conduct, in line with our values and code of ethics
- Effective oversight and control of our business and the effective delegation of responsibility
- Inclusive stakeholder engagement to promote trust and legitimacy and to aid understanding of our impacts on stakeholders

See *Corporate governance*

# INPUTS

**Essential capital inputs**

| | Why important | Required inputs |
|---|---|---|
| **Natural capital** | Our primary business activity is the exploration for, development and operation of gold orebodies to transform these into economic and social value.<br><br>To do this, we need:<br>• Pipeline of economically viable Mineral Resource and Ore Reserve<br>• Access to various natural resources – land, water and energy, among others | • At the start of 2020, an inclusive Mineral Resource of 175.6Moz and Ore Reserve of 43.9Moz<br>• Pipeline of economically viable orebodies in our existing mines, greenfield projects and exploration sites<br>• Land – 461,511ha under management of which 25,881ha was disturbed and 5,243ha rehabilitated at the start of 2020<br>• Other natural resource inputs:<br>  ◦ Energy: 25.57PJ consumed<br>  ◦ Water: 47.37 gigalitres withdrawn<br>  ◦ Diesel: 216.36kL consumed<br>  ◦ Cyanide: 25.73t |
| **Financial capital** | Access to cost-efficient capital is vital to fund our business, sustain operations, ensure future growth, and to pay for the use of other capital inputs necessary to our business. Our main sources of funding are operational cash flow, debt and credit facilities, and equity. | At the start of 2020, our financial capital included:<br>• Totally equity of $2.7bn<br>• Cash and cash equivalents from continuing operations of $0.456m<br>• Adjusted net debt from continuing operations of $1,581m<br>• Undrawn borrowing facilities of $1,752m<br>• Investments in associates and joint ventures of $1,581m, a source of dividends<br>• Other investments of $86m, a source of dividends<br>• Market capitalisation of $9.28bn |
| **Human capital** | The conduct of our business and delivery on our strategy depend on the skills and knowledge, productivity, behaviour and well-being of employees. Effective talent management enables AngloGold Ashanti to better navigate a volatile macro-economic environment and to achieve our strategic objectives | • Representative, skilled, engaged and motivated workforce<br>  ◦ Employees with the necessary mining and related technical skills and expertise – employed 36,952 people, including 16,222 contractors<br>  ◦ $10.8m invested in training and development<br>• Cordial and constructive engagement with all employees<br>• Strong, experienced and diverse leadership<br>• Motivational reward structures linked to strategic performance and delivery |

| Related challenges/constraints | Related strategic pillars/ capitals affected |
| --- | --- |
| • Availability of increasingly scarce, economically viable orebodies must be managed to maximise returns and the value generated over their finite lives<br>• Mining and its related processing activities have certain inevitable environmental impacts. Challenges include:<br>  ◦ Land rehabilitation and restoration, the protection and preservation of biodiversity<br>  ◦ Conserving water, a scarce resource in many areas in which we operate and one which is shared with other users/stakeholders. Water re-use is a priority<br>  ◦ Efficient energy use, reducing the use of non-renewable energy and increasing that of renewable energy to limit emissions and our impact on the climate<br>  ◦ Responsible deposition and management of mining waste streams, especially tailings | **Strategic pillars**<br><br>**Other capitals affected:** |
| • Ensure sufficient financial capital is available to conduct our business, to balance competing demands for financial capital and optimise its allocation<br>• Generating cash flow to fund the business as well as future growth depends on various factors, both external and internal<br>• We operate in a constrained global financial environment where the cost of financial capital is dictated by company fundamentals, investor sentiment, political and country risk, and the overall health of the global economy<br>• Our cost efficiency impacts cash flow<br>• Judicious balance sheet management is necessary to ensure the required level of liquidity to sustain the business, finance growth, reduce debt and pay dividends<br>• Sovereign ratings downgrades could increase the cost of capital | **Strategic pillars**<br><br>**Other capitals affected:** |
| • Talent attraction, retention and succession planning ensures we have the skills and expertise necessary to operate our business efficiently and deliver on our strategy. COVID-19-related challenges highlight the importance of talent retention<br>• Workforce localisation and the reduction of expatriate employees are focus areas<br>• Inclusivity, equity and diversity is a focus for ESG investors and broader society<br>• Internal appointments followed changes to the board and executive management<br>• Mining can be hazardous, and a safe, healthy workforce is essential to the execution of our strategy. COVID-19 was the single most significant challenge to employee well-being | **Strategic pillars**<br><br>**Other capitals affected:** |

# INPUTS continued

## Essential capital inputs

| | Why important | Required inputs |
|---|---|---|
| **Manufactured capital** | Efficient conduct of our business relies on the development and maintenance of our mining operations and related infrastructure and equipment. | • Ten mining operations with well-maintained infrastructure, gold processing plants and equipment. The book value of our property, plant and equipment is $2.9bn as of 31 December 2020 (31 December 2019: $2.6bn excluding the South African portfolio)<br>• Exploration and mining rights, permits and licences<br>• Three projects (Obuasi, Gramalote, Quebradona) are being developed and brownfields projects underway at Geita, Siguiri, Kibali, Cerro Vanguardia, AGA Mineração, Sunrise Dam, and Tropicana<br>• Consumed:<br>  ◦ Cyanide – 23.8t<br>  ◦ Explosives – 50.2t<br>  ◦ Liquid fossil fuels – 270,063kL<br>  ◦ Lubricants – 6,047kL<br>  ◦ Total acid – 10,412t<br>  ◦ Total alkali – 141,439t |
| **Social and relationship capital** | Relationships with many of our stakeholders support our license to operate, and must be based on trust and transparency. These relationships also help protect our reputation, and enable us to deliver on our strategy.<br><br>Stakeholders include communities, governments, NGOs, and investors, among others. | • Our Values and Code of Ethics guide our stakeholder engagement<br>• Commitment to maintaining our integrity and reputation among stakeholders, including investors, communities, civil society, NGOs, suppliers, governments and regulators<br>• Dedicated community engagement structures facilitate engagement and promote supportive communities<br>• A reliable, cost-focused, efficient and representative supplier database, adhering to our Supplier Code of Conduct. Local suppliers are given preference<br>• Constructive relationship with government and regulators<br>• Accurate, transparent and consistent disclosure<br>• Responsible ESG practices, consistent financial and operational performance and delivery on our strategy earns investor confidence |
| **Intellectual capital** | An ethical, performance-based culture, solid governance framework and efficient management systems, including enterprise risk management, are vital in facilitating delivery on our business strategy. Underpinning these is innovation and technology to enhance and optimise efficiencies and outcomes. | • Integrated, focused strategy supported by sound management systems, corporate governance framework and an effective risk management framework<br>• Our Values and Code of Ethics guide our behaviour and all decision making<br>• Talent management programme to maintain bench strength<br>• Competitive remuneration and clear performance management systems aim to ensure the best skills are attracted and retained<br>• Technology to enable the constant monitoring of all information technology (IT) assets in real time and any possible threats |

| Related challenges/issues | Related strategic pillars/ capitals affected |
|---|---|
| • Continued access to reliable manufactured capital entails focused investment in its development, maintenance, upgrade and replacement<br>• Well-maintained, functional infrastructure, plant and equipment, together with the necessary technical support, are essential to cost-efficient, steady operations. Maintenance of manufactured capital is included in stay-in-business capital expenditure<br>• Balancing competing demands for financial capital, while allowing for unexpected equipment failure and potential supplier delays | **Strategic pillars**<br><br>**Other capitals affected:** |
| • Stakeholder trust is vital in securing our social licence to operate; low levels of trust could potentially impede the business<br>• The importance of strong stakeholder relationships has been highlighted because of declining levels of trust in global organisations<br>• To maintain trust, relationships are carefully nurtured | **Strategic pillars**<br><br>**Other capitals affected:** |
| • Attracting and retaining the talent required to enhance our intellectual capital is key to obtaining the skills required to drive innovation and technological development<br>• The costs of digitalisation, technological innovation and R&D must compete for capital allocation<br>• Increased cybersecurity threats<br>• Maintaining cybersecurity across all operations is essential | **Strategic pillars**<br><br>**Other capitals affected:** |

# OUTPUTS AND RELATED CAPITALS

| Key outputs of business activities | Related capitals |
|---|---|
| • 42.1Mt of ore treated/milled (attributable) [1] | |
| • Produced 3.0Moz of gold – and 3.6Moz of silver and 188t of sulphuric acid as by-products | |
| • Produced 140.84Mt of overburden and waste rock | |
| • Deposited 70.52Mt of tailings | |
| • Generated revenue of $5.5bn from the sale of gold and by-products [2] | |
| • Contributed 1,123kt of GHG emissions, through the consumption of 5.989PJ of grid-based electricity | |

[1] *Excludes surface and dump ore treated/milled*
[2] *Includes equity-accounted joint ventures*



# OUTCOMES OF OUR BUSINESS ACTIVITIES

**Action to enhance and optimise value and prevent its erosion**

**Natural capital**

- We work to mitigate direct environmental impacts of our activities and to offset these where possible.
- The South Africa and Mali asset sales streamlined our portfolio to help ensure value creation in the longer term.
- Initiated a focused Ore Reserve programme
- $162m invested in brownfields and greenfields exploration to develop the Ore Reserve pipeline.
- Feasibility studies on our two Colombia projects were advanced, bringing closer the introduction of new production sources that will be mostly hydropowered
- About $24m invested in the project to convert our Brazil TSFs to dry stacking, and another $72m planned for this work in 2021
- Initial, bottom-up work done in preparation for the update of our climate change strategy and the setting of emission targets, including physical risk assessments at each site

More detailed information on our activities see: *CEO's review*, *ESG performance* and *Mineral Resource and Ore Reserve – summary* in this report; and relevant sections in the <SR>

**Financial capital**

- Streamlined the portfolio through the sale of assets in South Africa and Mali, generating cash proceeds of $239m including dividends and loan payments
- Most of these funds were used to reduce debt
- Free cash flow generation was the highest since 2011
- A doubling in the dividend payout ratio contributed to a more than fivefold increase in the annual dividend payment

See *CFO's report*

**Human capital**

We invest in technology systems and procedures to ensure workplaces are safe, employees are healthy, motivated, and equipped to do their jobs. We provide training and development, ensure fair labour practice, promote local employment and diversity and inclusivity.

- Our safety strategy aims to minimise harm and injury in the workplace.
- Our COVID-19 response saw all employees receive salaries and wages during periods of enforced lockdown and the suspension of operations.
- Our internal talent pipeline is strengthened through our established talent review and succession plan.
- Diversity, inclusion and localisation, especially in the Africa region, are important focus areas

See *ESG performance – an overview* and *People are our business* in this report as well as relevant sections in the <SR>

| Outcomes achieved | Stakeholders affected |
|---|---|
| • At 31 December 2020, our mining activity, project development and sale of assets resulted in:<br>  ◦ Mineral Resource (inclusive) of 124.5Moz<br>  ◦ Ore Reserve of 29.7Moz<br>• Gross Ore Reserve increased by 6.1Moz – extending average operating life by around 11 years<br>• Eight reportable environmental incidents (2019: 3)<br>• No community environment-related grievances<br>**Land**<br>• 25,881ha of land disturbed by our activities – 5.6% of land under management<br>• 5,243ha land rehabilitated – 1.1% of land under management<br>**Water**<br>• Water re-use efficiency of 73% for 2020 compared to 76% in 2019<br>**Energy and GHG emissions**<br>• Energy consumption improved while efficiency declined | **Stakeholder**<br>Communities<br>NGOs<br>Investors<br>Employees |
| • Free cash flow rose by 485% to $743m, from $127m in 2019<br>• Adjusted net debt from continuing operations declined by 62% to $597m<br>• Adjusted EBITDA rose 50% year-on-year to $2.6bn<br>• Adjusted net debt to adjusted EBITDA ratio from continuing operations fell to 0.24 times<br>• Cash and cash equivalents were up 192% to $1.33bn<br>• No employees lost wages or benefits during lockdowns and COVID-19 related disruptions<br>**Improved shareholder returns:**<br>• Paid a dividend of approximately 48 US cents a share – a fivefold increase from 9 US cents a share in 2019<br>• Share price increased marginally over the year for a market capitalisation of $9.4bn at year end 2020 | **Stakeholder**<br>Shareholders and investors |
| • Regrettably, six colleagues lost their lives in 2020 in workplace accidents<br>• All injury frequency rate improved 28% to 2.39 injuries per million hours<br>• All occupational disease frequency rate improved 47% to 0.72 cases per million hours worked<br>• Improved employee skills, enhancing their employability – $10.8m invested in training and development<br>• Diversity – 33% of the executive committee and 44% of the board are women<br>• Increased employee engagement and improved employee relations because of frequent COVID-19-related communication<br>• Paid $508m in salaries, wages and other benefits | **Stakeholder**<br>Employees<br>Shareholders and investors<br>Governments and regulators |

# OUTCOMES OF OUR BUSINESS ACTIVITIES continued

| | Action to enhance and optimise value and prevent its erosion |
|---|---|
| **Manufactured capital** | • Our actions here aim to ensure our mines operate efficiently and their operating lives are optimised.<br>• Two projects in Colombia are progressing – their feasibility studies are underway and the results are expected by end June 2021<br>• The first phase of the Obuasi Redevelopment Project was completed. The overall project was 90% complete by end 2020<br>See *Strategic capital trade-offs*, *CEOs review* and *Regional review* |
| **Social and relationship capital** | • Our activities here are aimed at ensuring constructive stakeholder relations, which are vital to maintaining our regulatory and social licences to operate<br>• As a responsible corporate citizen, we aim to share the socio-economic benefits of our mining activities and support resilient, self-sustaining communities<br>• Regular and constructive engagement with local, regional and national governments<br>• Our socio-economic activities are aligned with local development targets<br>• Focus on human rights and human rights awareness training<br>• Concerted effort to ensure and maintain positive community relations<br>For the detail on these activities, see *ESG performance – an overview* and relevant sections in the **<SR>** |
| **Intellectual capital** | A detailed digital transformation roadmap has been developed that has defined usability for various areas with the potential to improve operating and safety performance, and ensure reliable delivery and compliance with strategic and business plans<br>For further detail, see *Planning for the future – projects, exploration and innovation* |

| Outcomes achieved | Stakeholders affected |
|---|---|
| • Number of operations reduced from 14 to 10, after sale of the South Africa and Mail assets<br>**Obuasi – creating value over the longer term**<br>• Advancement of the Obuasi Redevelopment Project, once fully ramped up, is expected to contribute 350,000-400,000oz of gold annually to production for first 10 years of full production<br>• Annual production will be equivalent to more than 10% of group production<br>• Employs 4,210 people (of whom more than 90% are local nationals) – focus on in-country recruitment and local procurement<br>**Colombia projects – allowing for long-term optionality**<br>• Pending board approval, the Colombia projects are expected to contribute an estimated 600,000oz of annual gold-equivalent production in their first five years, once both are fully ramped up<br>• Significant resources and reserves, and the equipment and infrastructure needed to develop them | **Stakeholder**<br>Shareholders and investors<br>Employees<br>Communities<br>Governments and regulators |
| **Communities**<br>• Overall positive relationship with communities boosted by active engagement and the provision of local employment and procurement opportunities, infrastructure and services<br>• Community resettlements and community demands for services, jobs, and reduced environmental impact<br>• Accolades received for community work in Colombia, Tanzania and Ghana<br>• No reported human rights violations for a third consecutive year<br>• Total local procurement spend of $2.1bn including capital purchases<br>• Total community investment of $20m<br>**Governments and regulators**<br>• Good regulatory compliance – no fines received for material non-compliances<br>• $1,055m paid in total to governments<br>**Investors**<br>• Strong financial performance and transparent engagement and disclosure, supports investor and shareholder confidence<br>• Dividends totalling $38m paid to shareholders | **Stakeholder**<br>Communities (including NGOs, civil society, etc.)<br>Governments and regulators<br>Shareholders and investors<br>Employees |
| **Employees**<br>• Digital disruption<br>• Technological challenges of remote work for many employees, accelerated by the COVID-19 pandemic and resultant move to remote working | **Stakeholder**<br>Employees |

# VALUE CREATED, PRESERVED AND ERODED BY DELIVERING ON OUR STRATEGY

| Value for stakeholder | Value for AngloGold Ashanti | Long-term value |
|---|---|---|
| **Shareholders and investors (including providers of capital)**<br>• Dividend payments<br>• Share price appreciation<br>• Repayment of debt and interest | • Improved cash flows from a steady performance and increased gold price<br>• Debt reduced from cash flows and asset sale proceeds<br>• Increased earnings and cash flow provide greater optionality in capital allocation and investment<br>• Improved liquidity and greater access to capital<br>• Reduced debt levels | Sustained positive cash flows over the long term will provide shareholders with positive returns |
| **Employees**<br>• Fair pay in return for work<br>• Wages and salaries earned support employees' livelihoods<br>• Skills development and learning, personal career growth<br>• Employee benefits, including healthcare | • Stable workforce<br>• Improved productivity<br>• Ability to attract and retain talent<br>• Motivated, engaged employees<br>• Beneficial, co-operative labour relations | Sustained employment over the longer term means the steady receipt of salaries and wages, with the subsequent sustained contributions to local expenditure and local economic activity, boosting local economies and creating more resilient communities |
| **Suppliers**<br>• Reliable offtake of goods and services<br>• Local procurement supports local business and workforce, and creates resilient economies and societies | • A well-established database of reliable, cost-efficient suppliers supports delivery on our strategic objectives, particularly optimising overhead costs and operating expenditure<br>• Strong relationships with suppliers helped ensure business continuity during disruptions to global supply chains (eg. COVID-19) | As a long-term customer for suppliers, we contribute positively to local communities, encouraging economic growth over time. In exchange, suppliers will help ensure the supply chains remain resilient during widespread disruptions |
| **Communities**<br>• Employment and procurement opportunities – community members employed by the mines in turn contribute to local economies<br>• Investment in socio-economic development projects such as agriculture, education and infrastructure<br>• Improved standards of living | • Constructive community relationships support our social licence to operate<br>• Reduced incidence of operational disruptions caused by community protests | Our social aims include contributing to, and promoting resilient, self-sustaining communities. Our community investment focuses on developing socio-economic initiatives that are economically viable and sustainable in the long term |

| Value for stakeholder | Value for AngloGold Ashanti | Long-term value |
|---|---|---|
| **Governments**<br>• Payment of taxes, royalties and other duties support the national fiscus in host countries<br>• Payment of employee personal income tax<br>• Partners in our operations benefit from earnings generated<br>• Collaborative partnerships to develop local infrastructure | • Constructive, steady relations with governments and regulators help maintain mining licences<br>• Regulatory compliance ensures licence to operate | Continued payment of taxes, royalties and duties, by both the company and employees, contributes to the national fiscus of each country in which we operate, ensuring shared value with our host governments and communities |
| **Environment**<br>• Mining is an environmentally disruptive activity. We aim to minimise our impacts and help restore this natural capital<br>• Environmental management mitigates the damage caused through land disturbance, protecting biodiversity and the responsible consumption of natural resources and waste management | • Improved environmental performance aids inclusion in ESG performance indices, boosting responsible investment in our equity, supporting our valuation in the long term<br>• Reduced environmental impact and carbon footprint in line with the SDGs<br>• Land rehabilitation to repair damage or restore land<br>• Improved efficiencies (of water and energy especially) and responsible resource consumption contribute to lower operating costs | Our environmental rehabilitation and biodiversity programmes aim, over time, to restore land for sustained, alternative economic use. This is linked to creating value for communities and is aligned with our values to respect the environment and to leave communities better off for AngloGold Ashanti having been there |


*Iduapriem – exploration core samples*


*Iduapriem – gold ingot*

# OUR EXTERNAL OPERATING CONTEXT

**The environment in which AngloGold Ashanti operates is dynamic and often complex, influencing delivery on our strategy and our ability to create value.**

The impact of the COVID-19 pandemic was profound, bringing a series of challenges to our operating environment and wider society, damaging economies and leading to heightened geopolitical tensions, uncertainty, increased inequality and rising poverty. Against this backdrop, investors increased the call for companies in which they invest to improve their own sustainability, improve governance and put in place practices that will improve their contribution to society and reduce their impact on the environment.

## Externally, AngloGold Ashanti was primarily affected by:

- COVID-19 pandemic
- Global macro-economics and geopolitics
- Growing climate crisis and growing pressure to decarbonise
- Uncertain and increasingly rigorous regulatory requirements
- Increasing stakeholder/societal expectations
- Pressure from International credit ratings

## COVID-19 pandemic

### Explanation and impact

The pandemic has had far-reaching social and economic impacts.

As governments rolled out measures to limit the spread, operations were halted in some regions. Society has been severely impacted by extended and repeated lockdowns which have ravaged economies and eroded societal norms.

### Our response

- Actively worked to mitigate the impact of significant disruptions, operational or otherwise, due to COVID-19
- Supporting host governments, NGOs and communities
- Established a cross-functional team to manage crisis response
- Strict operating protocols implemented at all operations
- Site contingency plans under regular testing and review
- Halt non-essential travel and tighten approvals for essential travel
- Increased awareness, surveillance and screening
- Implement strict quarantine and isolation protocols

### Outlook

Although several vaccines have been approved on an emergency basis, vaccine demand will likely far outstrip supply for some time. Vaccine programmes are largely directed by governments and influenced by the shortage of doses globally. We are actively monitoring the situation and have in place vaccine protocols and guidance aligned with host government policies.

We are committed to ethical and responsible sourcing of vaccines in a manner that does not disadvantage vulnerable and high-risk groups. We are working to ensure that our high-risk employees and their families are included in national priority lists and vaccination programmes.

### Capitals affected

### Related strategic focus areas

For more on how AngloGold Ashanti managed its response to the pandemic across diverse geographic regions, see <SR>

## Global macro-economics and geopolitics

### Explanation and impact

Economic uncertainty and heightened geopolitical tensions impact a number of factors that can influence commodity prices, exchange rates, and interest rates. These factors together with investor sentiment influence the gold price, which in turn affects the health of our business.

The COVID-19 pandemic led to economic shutdowns around the world. The International Monetary Fund estimates that the global economy shrank by 3.5% in 2020. In response to uncertainty created by the pandemic, and to the extraordinary measures taken by governments to lessen its economic impact, the average gold price rose by 27% year on year. Gold revenues in 2020 were further boosted by weaker local currencies in Brazil, Argentina and South Africa.

### Our response

- To manage the variables within our control
- Renewed emphasis on our 'Operational Excellence' initiatives to optimise operating processes and reduce costs, while ensuring our workforce is fully engaged and appropriately skilled
- Optimise our portfolio to reduce costs and maximise margins
- Strengthen the balance sheet by reducing debt improving available liquidity and the average cost of borrowings
- Disciplined capital allocation for exploration projects to extend mine life and improve the quality of our portfolio

### Outlook

Geopolitical developments including the US-China trade war, increased nationalism and political polarisation, the conclusion of Brexit and its uncertain long-term impacts, and the ongoing pandemic and its effects, may create ongoing uncertainty that supports the gold price. Conversely, a robust economic recovery in the US, Europe and China, aided by a successful vaccine roll-out, may bring with it rising interest rates and consequent downward pressure on the gold price.

### Capitals affected

### Related strategic focus areas



Iduepriem

# OUR EXTERNAL OPERATING CONTEXT CONTINUED

## Growing climate crisis and increasing pressure to decarbonise

### Explanation and impact

Changing rainfall patterns, rising sea levels, higher temperatures, reduced availability of potable water and extreme weather conditions caused by global climate change remain growing concerns for businesses, investors, broader society and governments. This has led to growing pressure to reduce greenhouse gas (GHG) emissions and to limit energy and water usage and to promote responsible practices in line with the Conference of the Parties (COP) on Climate Change, the Paris Agreement, the SDGs and the Task Force on Climate-related Financial Disclosures (TCFD).

### Our response

- Maintain focus on improving ESG performance, and developing an appropriate climate strategy with related targets
- Identify and align corporate targets with SDGs and other guidelines
- Aim to align reporting on environmental management and climate-related impact with guidelines and recommendations of the TCFD – work underway for 2021 disclosure
- Established a Climate Change Working group to focus on the related strategy and transition processes, to develop metrics and targets, and oversee implementation
- Maintain compliance with company frameworks, standards and guidelines, as well as external ones including the ICMM, the Principles for Responsible Investment (PRI) supported by the UN, the United Nations Global Compact and the World Gold Council's Responsible Gold Mining Principles, among others

### Outlook

Pressure from governments, investors and broader society that companies improve environmental stewardship and reduce GHG emissions, both absolutely and in terms of consumption rates per tonne mined, is likely to intensify. This trend is being driven by national commitments under the Paris Agreement to limit average global temperature increases to less than 1.5 degrees Celsius by 2050. To achieve this, global emissions are projected to need reductions of 8-10% annually between 2020 and 2050. We had in place emission-intensity targets to achieve a 30% reduction in GHG emissions per tonne processed, by 2022, from our 2007 base. This target was met in 2018. Work is underway during 2021 to set new medium-term targets, and then to progress work toward charting a pathway to net zero emissions. Our power mix already includes hydro-electric energy in the DRC and Brazil, while our planned Colombia projects will be largely hydro-powered. Our Australian operations, previously powered by diesel generators, now use natural gas.

### Capitals affected

### Related strategic focus areas

## Uncertain and increasingly rigorous regulatory requirements

### Explanation and impact

Regulatory certainty facilitates decision making in relation to long-term investments in mining assets with lives spanning several decades. Regulatory changes relating to mining rights, the payment of taxes and royalties, and operating or closure and decommissioning requirements can impact investment returns.

More onerous regulations can result in an increased cost of compliance, which may be compounded by uncertainty in the understanding or application of legislation. This can affect the financial position of the business and its sustainability as well as relationships with government and regulators.

### Our response

- Engage constructively with governments, local stakeholder groups and regulators to optimise the shared value and benefits derived from the orebody among stakeholders
- Carefully monitor regulatory changes to ensure compliance and facilitated long-term planning

### Outlook

While we engage regularly with all governments and regulators, particular attention is given to negotiations with regulators in Colombia (mining and environmental permitting), Tanzania (on taxation), and other countries in Africa (Guinea, Tanzania and Ghana) that are considering legalising or formalising small-scale and artisanal mining. We are also committed to implementing the Global Industry Standard on Tailings Management and remaining abreast of regulations governing the management of TSFs. Conversion of our TSFs in Brazil to dry-stacking is underway. We engage consistently with host governments and monitor and evaluate actual or anticipated regulatory changes, for timely implementation and compliance.

### Capitals affected

### Related strategic focus areas

## Increasing stakeholder/societal expectations

### Explanation and impact

Companies, particularly those in the extractive industries, face increased scrutiny worldwide from an array of stakeholders:

- Providers of capital and ratings agencies have increasingly exacting expectations relating to financial, operating performance and ESG performance
- Governments' expectations relate to contributions to the fiscus and to national and local economies, as well as partnerships to facilitate service delivery and social and economic development
- Communities' expectations relate to socio-economic benefits – local employment and procurement opportunities, and the provision of infrastructure, healthcare and education

### Our response

- Engage constructively with stakeholders to better understand their requirements, to consistently manage their expectations, and to secure and maintain our social licence to operate
- Deliver on related strategic objectives and commitments
- Ensure responsible corporate citizenship, in line with our values
- Maintain and improve our ESG performance – set targets and transparently report progress made in meeting these targets
- Create shared value for communities in host countries – through employment and procurement opportunities, and by investing in socio-economic initiatives that promote long-term resilience and self-sufficiency

### Outlook

There has been increasing expectation from governments, investors and broader society for greater disclosure on ESG performance and sustainability metrics in general. We will continue aligning our community engagement with the principles of engagement for Indigenous Peoples and First Nations communities where applicable. On disclosure, we have comprehensive ESG data sets available on our website, which are updated regularly, and we will continue to participate annually in a number of ESG rating agency surveys and aim to respond promptly to related queries. The COVID-19 pandemic has enhanced the importance of community health work; we have reacted by engaging more closely with governments and communities and providing medical and protective equipment, donations and delivered awareness and educational campaigns. We continue our successful malaria programmes in Ghana, Guinea and Tanzania, initiatives to protect our sites and communities from Ebola, and our COVID-19 support initiatives, among others. For more detail see our <SR>.

### Capitals affected

### Related strategic focus areas

## Pressure from international credit ratings

### Explanation and impact

As the ratings agencies assess the credit risk of a company and their ability to honour its debt obligations, the assessments sometimes take into account the jurisdiction within which the company is located or operates as the country's political, economic and regulatory environment can have an impact on the company.

### Our response

- Engage regularly with ratings agencies to ensure an accurate understanding of our potential operating and financial performance
- We continue to look at operational efficiencies that make our mines more consistent in production, more resilient to gold price volatility and thus providing stable and sustainable cash flows.
- Current company ratings are as follows:
  - S&P: BB+/positive
  - Moody's: Baa3/negative
  - Fitch: BBB-/stable

### Outlook

While we remain headquartered in Johannesburg, South Africa, and retain our primary listing on the JSE, the impact of South Africa's rating by Fitch, Moody's and S&P has decreased. However, we remain exposed to other lower-rated sovereign countries. Our overall credit rating has improved since 2019, a result of a more stable operating performance, improved cash generation, and consistent delivery on our strategic objectives, with the agencies taking greater account of the consistent delivery on our strategic objectives.

### Capitals affected

### Related strategic focus areas

# OUR EXTERNAL OPERATING CONTEXT CONTINUED

## Principal uses of gold

### Investment

- Gold is a long-term store of value independent of other assets. As its price often moves contra-cyclically, it can protect or enhance the performance of an investment portfolio and reduce volatility. The volumes of gold bought by investors have increased steadily over the past three decades. Investment demand increased by 40% in 2020 owing to increased economic uncertainty, increased stock of negative-yielding debt, and uncertainty created by the COVID-19 pandemic
- Central banks are also a strong source of demand, with volumes having increased steadily over the past decade

### Jewellery

Historically, gold jewellery has been the strongest source of demand, accounting for around 50% of total demand. In 2020, jewellery demand fell, largely because of curtailed economic activity because of the pandemic. The largest markets are India and China


FINENESS 999.9
2020: 2,046.1t*
(investment and central banks)


2020: 1,411.6t*
(global demand for use in jewellery)

### Medicine and dentistry

- Gold nanoparticles are used in rapid diagnostic testing, which have helped to revolutionise the diagnosis of diseases such as HIV/Aids
- Gold-based drugs are being developed to treat diseases such as rheumatoid arthritis
- Gold nanoparticles deliver anti-cancer drugs directly to tumours
- Gold's being malleable and non-allergenic makes it ideal for use in dentistry

### Technology, aerospace, environment

- Gold wire is widely used in almost all electronic devices that make the internet function – computers, mobile phones, global positioning systems, etc. As an efficient and reliable conductor and connector, it enables the rapid, accurate transmission of data
- In space, layers of gold are used to protect astronauts and equipment from heat and radiation
- Gold nanoparticles are used to improve the efficiency of solar cells and panels
- Environmentally, nanoparticles are used to clean contaminated groundwater by breaking down pollutants




2020: 301.9t*
(includes medicine and dentistry)

* Source: World Gold Council

# MANAGING OUR RISKS AND ACTING ON OPPORTUNITIES

**In the complex and often unpredictable environment in which mining companies operate, effective risk management is central to business success. We have developed structures, standards, policies, guidelines, processes and protocols under our group risk management framework that allow us to identify, assess, respond to, manage and record risks. Our risk management framework allows us to monitor the potential risks and opportunities associated with uncertainty, societal and political transition, economic fluctuations, regulatory changes and operational and production risks in a proactive and systematic way through all areas of our business and by all levels of management.**


Identifying
Assessing
Evaluating
Responding
Mitigating
Reporting
Risk management process

The board and the Chief Executive Officer are committed to ensuring that risk is managed effectively through a system that involves identifying, assessing, evaluating, mitigating, monitoring, and managing significant risks and opportunities to ensure we meet our strategic business objectives.

Our group risk management framework aims to provide assurance that all material risks across the group have been properly assessed, mitigated, and monitored, within appropriate risk tolerance levels.

AngloGold Ashanti has a formal risk management policy and a comprehensive set of risk management standards. We adhere to the King IV Corporate Governance Risk Principles, ISO 31000 and the Committee of Sponsoring Organisations (COSO) Enterprise Risk Management Framework.

## Risk management framework

This framework applies across the company and to all group-managed entities, covering the components below.


Policy
Standards
Guidelines
Appetite and tolerance statements
Assessment and reporting matrix
Structures and accountabilities
Group risk management framework

## Role of the Board, Audit and Risk Committee and management

The board provides oversight of AngloGold Ashanti's risk management framework, policies and processes and has ultimate accountability for the development and implementation of the risk management strategy and plan.

The Audit and Risk Committee is accountable for risk governance and risk management system oversight, approving risk policy, determining the appropriate levels of risk appetite and tolerance and setting limits annually for these.

Management is responsible and accountable for effective risk management and practice.

The Chief Financial Officer is accountable for the enactment of the policy and reports to the Audit and Risk Committee and board. Assurance on the risk management system is provided by Group Internal Audit, which provides periodic evaluation of controls and compliance, as well as an objective view of delivery on the risk management process.

Our risks and opportunities are identified at an operational and regional level and assessed with input from senior management. They are reviewed quarterly, or more frequently if required, based on changes in our operating environment. Relevant risk owners are consulted to confirm the status of risks and opportunities in terms of their severity and likelihood, and to ensure alignment with regular independent assessments and assurance processes.

# MANAGING OUR RISKS AND ACTING ON OPPORTUNITIES CONTINUED

## Governance

Responsibility delegated to the CEO for design, implementation, monitoring of a plan for a system and process of risk management

**Board of Directors**
**Ultimate accountability**

## Oversight

Responsibility for risk management system oversight and a clearing house for risk policy, appetite-setting, governance

**Audit and Risk Committee**

## Risk management system

**Responsibility:**

- Management of risk
- Support
- Assurance

**Management**

**Assurance**

## Lines of defence

**Managing the risk:**
Corporate, regions, exploration, operations and projects

- Identify risk, assess, evaluate, mitigate, monitor and report
- Ensure compliance with policy and standards
- Provide assertion on risk exposure
- Risk reviews conducted through functional owners

**Support the Board:**
Audit and Risk Committee, CEO and CFO

- Executive team oversight
- Regional oversight
- Group risk management
- Group compliance management
- Group sustainability management
- Group tax management
- Legal
- Business improvement frameworks
- Lateral oversight through functional owners
- Group planning, technical reviews and oversight
- Group growth, exploration review and oversight

**Independent evaluation:**
Controls, compliance, and governance

- Internal audit
- External audit
- Combined assurance reviews
- ISO standards
- Third party assurance

**Governance and steering committees**

## Risk appetite and risk tolerance

In conducting our business, a certain amount of risk is inevitable. AngloGold Ashanti defines risk appetite as the level and type of risk that the Group is willing to accept to achieve its business goals, while risk tolerance refers to the level of risk carried at a particular time. Both risk appetite and risk tolerance are critical elements of the Group's risk management process and how risk management integrates with business planning and operational management. The board determines the appropriate levels of group risk tolerance and sets limits for risk appetite annually.

See *Our Strategy*, *Delivering on our strategy* and *Our external operating context*

## Opportunities

While AngloGold Ashanti recognises that risk is present in all business and operational activities, we also understand that threats in certain scenarios can present opportunities.

Significant opportunities are:

- **Increasing Ore Reserve**

Several opportunities exist in the ongoing development of the Ore Reserve – either by greenfield discoveries or conversion from our Mineral Resource – which is key to the long-term sustainability of the business. Through a targeted investment programme started in 2020, our exploration teams added 2.7Moz of Ore Reserve, net of those depleted by production, and anticipate another net increase in 2021 as this programme continues. For more details see Mineral Resource and Ore Reserve – summary in this report.

- **New project development**

Investment decisions on the two Colombian projects are expected in the coming year. These projects are the wholly owned Quebradona copper-gold project and the Gramalote joint venture (50:50) with operator B2Gold. Once in production, these projects, which are low-cost and have long operating lives, will substantially reduce AngloGold Ashanti's cost profile with increased margins and cash generation, while also enhancing our life-of-mine profile with medium- to long-term production and total Ore Reserve, maintaining long-term optionality.

- **Commodity diversification**

As a copper-gold project, Quebradona will diversify the range of commodities produced. Copper is essential to renewable energy and electric vehicle technologies, among others. As the world moves towards decarbonisation and reduced emissions in the face of the climate crisis, global demand for copper is expected to increase.

## Managing risk during the COVID-19 pandemic

As the COVID-19 pandemic swept around the world, AngloGold Ashanti demonstrated real-time risk management and the ability to respond quickly to the resulting challenges, adapting and innovating processes in reaction to the changing COVID-19 environment across its operating regions. Decision-making at all levels was streamlined through our crisis management processes, which had as a centrepiece a multi-disciplinary daily crisis meeting across all operations. This meeting allowed for rapid sharing of information, which was vital as the spread of the virus accelerated, and also equally efficient sharing of emerging best practice and solutions to challenges across our sites. All of these mitigation measures from the risks that had been highlighted, were carefully logged and followed through to resolution.

Government-imposed lockdowns forced certain mines to suspend operations at different stages, and for different periods of time during the year. We worked to ensure business continuity while prioritising the health and safety of our employees and host communities. We quickly put in place protocols and standard operating procedures for all sites to help prevent the transmission of the virus. Our teams worked closely with community leadership around our mines and governments in our operating jurisdictions, to provide support for efforts to 'flatten the curve' and cushion the economic impact of the pandemic.

Guidance was suspended in March and reinstated in September, once there was a greater degree of certainty in our ability to manage our operations during conditions created by the pandemic.

As the virus spread around the globe, disrupting supply chains, a concerted effort was made to increase inventories of critical spares and consumable inputs at our operations. In addition, as the threat of mine closures became a reality in Brazil, South Africa and Argentina, we worked to ensure adequate liquidity in the event of protracted and more widespread production stoppages across our portfolio. This was especially important given that our $700m, 10-year bond came up for maturity in April 2020, which we had elected to pay from existing credit facilities and cash on hand.

We drew down fully on our $1.4bn revolving credit facility and put in place a short-term, $1bn emergency credit facility, to ensure adequate liquidity as the extent and impact of the pandemic became clearer. As the gold price rose through the course of 2020 and free cash flow improved as a result, cash balances were bolstered and later supplemented by the issue of a new, $700m 10-year bond at a lower coupon than the one settled in April, and the $200m initial proceeds from the sale of our South Africa assets. In addition we received $39m of the initial proceeds from the sale of Sadiola, the dividend paid by Sadiola, and the proceeds of the sale of our interest in Morila.

COVID-19 remains a risk to the business as new variants emerge and spread across the world, but we have a significantly more robust balance sheet than a year ago, increased inventories on our sites, and a much improved understanding of the practicalities of operating safely and maintaining business continuity during periods of increased transmission of the virus. We remain alert to unanticipated risks emerging as the virus evolves, seeking to retain the flexibility and cohesion that stood us in good stead during 2020. We will work closely with our government stakeholders to support their vaccination efforts as vaccines become available, prioritising our employees and contractors, their dependants, and the populations in our host communities.

# MANAGING OUR RISKS AND ACTING ON OPPORTUNITIES CONTINUED

## Our top 10 residual group risks

Our risks are assessed over the short, medium and long term. The heat map below shows the residual rating for each of our top 10 material risks over a three-year view (medium term). Residual risk is the Company's exposure to a particular risk once mitigation measures have been applied to the inherent risk.


Likelihood
Almost certain
Likely
Possible
Unlikely
Very rare
Minor
Moderate
High
Major
Extreme
Consequences
Nature of risk
Strategic
Operational
External

**Risk ranking (previous year's ranking)**

1 (1) Adverse regulatory changes to mining rights and fiscal requirements

2 (2) Inability to convert Mineral Resource to Ore Reserve

3 (8) Adverse future implications on the industry and our governance of event risks

4 (5) Failure to successfully deliver and ramp up growth projects

5 (3) Failure to meet our operational and safety targets

6 (7) Failure to attract and retain critical skills and talent

7 (9) Loss of or threats to social licence to operate

8 (4) Failure to move down the industry cost curve – all-in sustaining cost competitiveness

9 (6) Adverse gold and commodity price, and currency movements

10 (–) Inability to meet investor expectations on responsible mining and increased disclosure (ESG performance)

### 1. Adverse regulatory changes to mining rights and fiscal requirements

**Description**

Our experience is that political, tax and economic laws and policies in countries in which we operate can change rapidly. We operate in countries that can from time to time experience a degree of social and political instability as well as economic uncertainty.

See *Navigating regulatory and political risks* in the <SR>.

**Potential contributing factors**

- Political instability and elections in 2020 in certain operational jurisdictions could elevate political risk impacting the company
- Resource nationalism
- Regulatory uncertainty

**Impact of COVID-19**

- Government imposed lockdowns
- More challenging socio-economic conditions
- Increased resource nationalism

**Potential consequences**

- Increased tax and royalty obligations
- Increased operating costs reduce cash flow and can adversely impact business plans
- Compromised employee safety and security
- Adverse impact on market capitalisation
- Increased scrutiny from governments, non-governmental organisations and communities

**Response and mitigation**

- Regular, inclusive engagement and broader collaboration with government, communities and NGOs
- Continuous monitoring of legislative/political landscape
- Use of joint venture alliances in line with host country's regulatory requirements
- Assuring compliance with the relevant country legislation
- Government relations framework

**Strategic focus areas impacted**

**Capitals affected and at risk:**

**Committee responsibility:**

- Social, Ethics and Sustainability Committee
- Audit and Risk Committee

**Risk outlook**

The company anticipates increased uncertainty and will maintain flexibility in maintaining long-term optionality

## 2. Inability to convert Mineral Resource and Ore Reserve

**Description**

It is essential to replace Ore Reserve depleted by mining and production in order to maintain or increase production in the long term. If not, operational performance and financial condition and prospects will be adversely affected.

See *Mineral Resource and Ore Reserve – summary* in this report.

**Potential contributing factors**

- Adverse changes to geological models
- Inability to react to changing economic factors
- Regulatory uncertainty
- Unfavourable feasibility studies
- Project studies late or over budget
- Inability to fund projects
- Inclusion of Inferred Mineral Resource into business plans

**Impact of COVID-19**

- Delays in regulatory permitting
- Shut downs of operations
- Increases in costs

**Potential consequences**

- Ore Reserve write-down
- Reduced mining flexibility and adverse impact as well as uncertainty on business planning and ability to forecast
- Impairments, lower future earnings, decline in market capitalisation
- Lower production
- Premature mine closure or mothballing of operations

**Response and mitigation**

*Short term*

- Improved Ore Reserve development to create flexibility for mines to cope with unexpected events
- Increased Ore Reserve conversion
- Robust business planning, portfolio optimisation and feasibility studies to withstand potential risks

*Long term*

- Focused greenfield exploration targeting new discoveries
- Continued focus on brownfields exploration
- Ranking of opportunities based on returns and affordability

**Strategic focus areas impacted**

**Capitals affected and at risk:**

**Committee responsibility:**

- Investment Committee

**Risk outlook**

There is an expectation of some uncertainty with a willingness to take justifiable risks to improve portfolio quality

## 3. Adverse future implications on the industry and our governance of event risks

**Description**

Potentially catastrophic risks include the COVID-19 pandemic and tailings dam failure. These risks could lead to significant financial consequences and fundamental changes to the way we operate.

See *COVID-19 response* and *Tailings management* in the <SR>.

**Potential contributing factors**

- Cost of compliance with tailings management regulations following the 2019 Brumadinho tailings dam failure in Brazil
- COVID-19 pandemic and subsequent events

**Impact of COVID-19**

- Global economic uncertainty across all sectors
- Fluid regulatory environment
- Changes to inspection procedures due to social distancing and travel restriction

**Potential consequences**

*COVID-19*

- Lockdowns that suspend operations
- Threats to employee wellbeing
- Supply chain disruptions
- Threat to liquidity as the pandemic is prolonged
- Recovery and consequent rise in global interest rates could have an adverse effect on gold prices

**Tailings storage facilities (TSFs)**

- Adverse socio-economic stakeholder impact and reputational damage
- Increased regulatory scrutiny and control of TSFs, including permits
- Costs associated with inspecting, strengthening, maintaining and constructing TSFs and their conversion to dry-stacking operations
- Increased pressure from communities and elevated risk in securing social licence to operate

**Response and mitigation**

- Agile COVID-19 response plans
- Ensuring adequate liquidity in anticipation of prolonged impact of COVID-19
- Comprehensive tailings management framework, standards and guidelines to deal with risks
- Conversion to dry stacking operations

**Strategic focus areas impacted**

**Capitals affected and at risk:**

**Committee responsibility:**

- Social, Ethics and Sustainability Committee

**Risk outlook**

There is an expectation of uncertainty with a willingness to take strongly justifiable risks whilst being cautious and prioritising safe delivery

# MANAGING OUR RISKS AND ACTING ON OPPORTUNITIES CONTINUED

## 4. Failure to successfully deliver and ramp up growth projects

**Description**

Failure to develop and operate projects in line with expectations could negatively impact business performance.

See *CEO's review* and *Projects and exploration – planning for the future* in this report

**Potential contributing factors**

- Inability to bring the Ore Reserve and Mineral Resource to account
- Project cost overruns and delays
- Skills deficit, permits, funding, natural events, etc.
- Poor-quality execution
- Commissioning and ramp-up problems

**Impact of COVID-19**

- Delays in regulatory permitting processes
- Supply chain disruptions

**Potential consequences and impact on value creation**

- Project delays can adversely impact costs, project returns and earnings
- Failure to achieve business plans and deliver on strategy
- Decline in investor confidence and company valuation

**Response and mitigation**

- A robust approach to regular stage-gate project reviews, on assessing projects and allocating capital in accordance with our capital allocation framework
- Ensuring appropriate project skills, systems, structures and governance in place
- Project steering committee participation

**Strategic focus areas impacted**

**Capitals affected and at risk:**

**Committee responsibility:**

- Investment Committee

**Risk outlook**

There is an expectation of some uncertainty with a willingness to take on measured/calculated risks to improve portfolio quality and maintain long-term optionality

## 5. Failure to meet our operational and safety targets

**Description**

Unplanned stoppages and unforeseen operational interruptions that can impact production and operational accidents or injury could adversely impact business performance.

See *Employee safety* in the <SR>.

**Potential contributing factors**

- Unplanned operational issues affecting delivery on targets
- Operations exposed to natural catastrophes or extreme weather
- Non-compliance with critical controls resulting in safety incidents or potential fatalities.

**Impact of COVID-19**

- Stoppages and lockdowns
- Physical and mental health impacts on employees due to the spread of the COVID-19 virus
- Employee illness or death

**Potential consequences and impact on value creation**

- Reduced cash flow, lower liquidity
- Reduced earnings, uncertain delivery on targets and penalty on valuation
- Decline in investor confidence
- Credit rating downgrade
- Decreased ability to invest in projects
- Injuries, deaths and related stoppages impacting production
- COVID-19 threat to workforce health and wellbeing

**Response and mitigation**

- Delivery of business plans by focusing on Mineral Resource modelling, integrated business planning and execution
- Improved reserve life and planning certainty
- Operational excellence programmes to improve productivity and efficiency
- Focus on safe production across all operations to achieve zero harm
- Agile COVID-19 response plans

**Strategic focus areas impacted**

**Capitals affected and at risk:**

**Committee responsibility:**

- Investment Committee
- Audit and Risk Committee
- Social, Ethics and Sustainability Committee

**Risk outlook**

Limited uncertainty is anticipated. Focus on people, sustainability, and safety as well as better understanding of orebodies and ensuring asset integrity to reduce uncertainty and unforeseen operational interruptions. Conservative and cautious with a preference for safe delivery

## 6. Failure to attract and retain critical skills and talent

**Description**

Inability to retain and attract sufficiently skilled and experienced employees may harm our business and growth prospects.

Having the right people with the required skills is vital to the efficient conduct of our business and strategic delivery.

See People are our business in this report and *Integrated talent management* in the <SR>.

**Potential contributing factors**

- Insufficient talent bench strength and succession planning pool
- Better job opportunities externally
- Failure to deliver skills from internal pipeline
- Reduced attractiveness of mining industry, overall state of commodity markets, poaching, etc
- Ability to deploy staff to gain relevant work experience
- Difficulty obtaining permits for expatriates
- Global mobility and succession planning challenges.
- Loss of key personnel

**Impact of COVID-19**

- Travel restrictions
- Increased competition for skills

**Potential consequences and impact on value creation**

- Failure to deliver on strategic objectives
- Potential impact on productivity and safety
- Increased costs
- Impact on market confidence
- Higher cost of retention
- Failure to meet localisation targets

**Response and mitigation**

- Implement key human resource initiatives to ensure productive and engaged workforce
- Identify potential future critical skills
- Integrated talent management and succession planning, with an increased coverage ratio for critical skills
- Increase training capacity for scarce artisan's skills
- Short-and long-term incentive schemes
- Employee engagement surveys
- Remote working functionality

**Strategic focus areas impacted**

**Capitals affected and at risk:**

**Committee responsibility:**

- Social, Ethics and Sustainability Committee
- Remuneration Committee

**Risk outlook**

Some uncertainty is anticipated. Focus on people and sustainability

## 7. Loss of or threats to social licence to operate

**Description**

Failure to operate in a sustainable and responsible manner and provide benefits to communities could threaten our "social licence to operate" and adversely impact our financial condition

See *Building resilient, self-sustaining communities* in the <SR>.

**Potential contributing factors**

- Non-compliance with community and security policies and leading standards
- Ineffective stakeholder engagement
- Land relinquishment pressure
- Increase in illegal and artisanal small-scale mining
- Community perception of environmental and other risks

**Impact of COVID-19**

- Fewer government resources
- Expectation of assistance
- Increased need for support of local host communities

**Potential consequences and impact on value creation**

- Disruption of operations
- Reputational damage
- Impact on investor confidence, valuation and credit ratings
- Adverse regulatory response
- Compromised safety and security

**Response and mitigation**

- Targeted stakeholder mapping and engagement
- Monitor legislative/political landscape in anticipation of negative impact on business
- Meet local content requirements
- Share economic benefits
- Sustainability performance review with general managers
- Assessment of social licence to operate at operations

**Strategic focus areas impacted**

**Capitals affected and at risk:**

**Committee responsibility:**

- Social, Ethics and Sustainability Committee

**Risk outlook**

Uncertainty is anticipated requiring flexibility and a willingness to take measured/ calculated risks together with focusing on people and sustainability by being cautious and focused on safe delivery.

# MANAGING OUR RISKS AND ACTING ON OPPORTUNITIES CONTINUED

## 8. Failure to move down the industry cost curve – all-in sustaining cost competitiveness

**Description**

Margins and free cash flow are at risk when the gold price remains static or declines, or when costs increase.

See the *CFO's report* in this report.

**Potential contributing factors**

- Low levels of cash flow
- Operational under-performance
- Company/country credit ratings downgrade

**Impact of COVID-19**

- COVID-19 response measures increased costs and reduced production

**Potential consequences and impact on value creation**

- Reduced profit margins or failure to achieve efficiencies
- Failure to achieve business plans and deliver strategy given limited financial resources
- Threat to investment and credit ratings

**Response and mitigation**

- Drive operational excellence programmes
- Introduce lower cost ounces
- Capital optimisation to generate maximum returns
- Completed asset sales to focus on higher-return options

**Strategic focus areas impacted**

**Capitals affected and at risk:**

**Committee responsibility:**

- Audit and Risk Committee
- Investment Committee

**Risk outlook**

Ensuring financial flexibility including caution with a preference for safe delivery

## 9. Adverse gold and commodity price, and currency movements

**Description**

Lower spot prices and strengthening of currencies in host countries will adversely impact our ability to generate free cash flow.

See the *CFO's report* in this report.

**Potential contributing factors**

- Reduced demand for jewellery and increased supply of gold
- US dollar strength relative to other currencies in host countries
- Increased input prices – fuel, steel and reagents
- Increased global interest rates providing more attractive alternatives for gold investors

**Impact of COVID-19**

- Period of gold price increases
- Global stimulus packages and currency movements

**Potential consequences and impact on value creation**

- Inadequate free cash flow/liquidity
- Inability to deliver growth and execute strategy
- Recapitalisation at distressed equity prices and in poor market conditions
- Adverse investment and credit ratings
- Sustained lower gold price may adversely affect new capital projects, continuity of existing operations and other long-term strategic decisions
- Lower market capitalisation

**Response and mitigation**

- Enhance cost competitiveness by improving quality of the portfolio
- Focus on cost, efficiencies, and capital discipline
- Maintain long-term optionality by ensuring competitive project pipeline
- Improve debt profile and interest cost
- Conservative gold price and currency planning assumptions
- Sensitivity analysis on gold price, production, exchange rate and group risk adjustments

**Strategic focus areas impacted**

**Capitals affected and at risk:**

**Committee responsibility:**

- Audit and Risk Committee
- Investment Committee

**Risk outlook**

Some uncertainty is anticipated requiring flexibility and a willingness to take measured and calculated risks and a willingness for caution with a preference for safe delivery



Geita

## 10. Inability to meet investor expectations on responsible mining and increased disclosure (ESG performance)

**Description**

Lack of disclosure and irresponsible mining could lead to investors divesting, increased reputational risk, and an adverse impact on the share price and our social licence to operate.

See *ESG performance* in this report.

**Potential contributing factors**

- Non-alignment with ESG and standards, or disclosure requirements
- Ineffective structures and processes to ensure accountability, transparency or responsiveness, leading to an escalation of risk exposure and negative impact on our social licence to operate
- Impact of irresponsible mining on host communities
- Carbon emissions target reduction and disclosure

**Impact of COVID-19**

- Increased social imperatives to assist local host communities, NGOs and governments.

**Potential consequences and impact on value creation**

- Reputational damage
- Impact on investor confidence, market capitalisation and credit ratings
- Adverse regulatory response
- Compromised employee safety and security

**Response and mitigation**

- Regular engagement and collaboration with stakeholders
- Transparent reporting and public disclosure
- Ensuring good corporate citizenship and governance
- Managing and limiting environmental impacts and progressing in meeting our targets
- Integrating climate considerations into the business and undertaking physical climate risk assessments for all operations
- Inclusion of stakeholders in COVID-19 response plans

**Strategic focus areas impacted**

**Capitals affected and at risk:**

**Committee responsibility:**

- Audit and Risk Committee
- Investment Committee
- Social, Ethics and Sustainability Committee

**Risk outlook**

Uncertainty is anticipated requiring a balance of flexibility, willingness to take measured/calculated risks and caution with a preference for safe delivery.

## Emerging risks

The most prominent emerging risks which are being closely monitored are:

### Cybersecurity

Cyber-related threats continue to grow and include malicious software attempts to gain unauthorised access to data and other electronic security, and protected information breaches. The organisation acknowledges there is a global risk to our systems and so maintaining cybersecurity across all operations is an ongoing focus. The cybersecurity team operates a global 24/7 service that monitors all information and technology assets in real-time, scanning for any imminent threats. For assurance, all policies and procedures are regularly reviewed and audited.

Technological innovation and protecting our technology from attack, are key to sustaining our operating environments. This area receives ongoing focus and oversight by the board, Audit and Risk Committee and management.

### Climate challenge

Our operations are exposed to several physical risks resulting from climate change. Climate change is a priority at board level with the focus on setting further decarbonisation targets, charting a path to net zero and implementing the Task Force on Climate-related Disclosures (TCFD) recommendations. We established a climate change working group and during 2020 began to consider high level physical climate change risk assessments with conservative climate change scenarios considered for all operations. See *Climate change and energy use* in the <SR>.



Geita

# MANAGING OUR RISKS AND ACTING ON OPPORTUNITIES CONTINUED

## Risks by region

### Africa

| Risk | Key areas of focus and opportunities |
|---|---|
| Adverse regulatory changes to mining rights and fiscal changes | **Tanzania:**<br>*Geita*<br>In July 2017, the Government of Tanzania enacted a new legal framework for the country's extractive industries.<br>We are operating in compliance with the legislation and maintaining constructive engagements with authorities.<br>**DRC:**<br>*Kibali*<br>• Our Joint venture partner Barrick continues to engage with the DRC government on concerns related to the 2018 mining code<br>• At June 2018, AngloGold Ashanti and many other holders of mining rights reserved their rights under the 2002 Mining Code<br>• A VAT refund agreement was signed with the DRC Tax Administration in 2018 permitting the joint venture to offset the amount of VAT credits eligible for repayment against other payments to government<br>• Discussions are continuing with the authorities to progress the Article 220 Decree, with the aim of limiting the fiscal impact of the new mining code and improving the cash repatriation process |
| Adverse future implications on the industry and our governance of event risks | **COVID-19**<br>• There is still a significant degree of uncertainty in relation to potential impacts of COVID-19, requiring flexibility in response planning to assist the business to recover and thrive |
| Failure to successfully deliver and ramp up growth projects | **Ghana:**<br>*Obuasi*<br>• The Obuasi Redevelopment Project continued its ramp-up, delivering a 127,000oz in production despite delays in receiving equipment and in the arrival of skilled personnel, critical to the project as a result of COVID-19 related lockdowns in various jurisdictions during the year. Phase 2 is on tight schedule and expected to be completed in the first half of 2021<br>• Management continues to work closely with government and community stakeholders to ensure the mine is developed sustainably and creates value for all stakeholders |
| Failure to meet our operational and safety targets | **Guinea:**<br>*Siguiri*<br>• Operational and technical challenges related to the commissioning of the combination plant continue to impact performance<br>• Plans to mitigate these challenges have been implemented and there has been an upswing in production, with operations stabilising<br>• The company is carrying out preparatory work, including the construction of a haul road for the higher-grade Block 2 deposit at Siguiri |
| Failure to attract and retain critical skills and talent | • Continue the Chairman's Young Leaders Programme that targets internal talent, creating a talent pipeline for future leadership positions<br>• We are assessing our structural models to optimise effectiveness<br>• Localisation of the hiring of employees and companies, in our host countries is a priority |
| Loss of and/or threats to social licence to operate | **Guinea:**<br>*Siguiri*<br>• Maintaining comprehensive engagement with key stakeholders to minimise operational disruptions and secure our licence to operate<br>**Ghana:**<br>*Obuasi*<br>• Localisation is a focus in the community, and we work with stakeholders on the implementation of the Obuasi Social Management Plan, creating opportunities for alternative livelihoods and skills development |

## Americas

| Risk | Key areas of focus and opportunities |
|---|---|
| Adverse future implications on the industry and our governance of event risks | **Brazil:**<br>*COVID-19*<br>• There is still a significant degree of uncertainty in relation to the impacts of COVID-19, requiring flexibility in response planning to assist the business to recover and thrive<br>*Tailings storage facilities (TSFs)*<br>• AngloGold Ashanti Brazil's existing tailings facilities introduced dewatering bays and filtration plants to reduce the volume of material deposited<br>• TSFs at our Brazil operations are being converted to dry stacking and will be decommissioned, as required by legislation or their closure plans |
| Failure to successfully deliver and ramp up growth projects | **Colombia:**<br>*Quebradona Project*<br>• The feasibility study is expected to be completed in the first half of 2021 after which it will be presented to the board for approval<br>• Forming a broad strategic alliance with all relevant stakeholders to establish regional support for the project. Local stakeholder support continues to grow<br>*Gramalote Project*<br>• Having transferred operatorship of our Gramalote project to B2Gold we are able to focus our technical skills towards the development of this project<br>• Working closely with our partner B2Gold to advance drilling and complete the feasibility study during 2021<br>• A request for approval is expected in 2021, followed by construction in 2022 |
| Failure to meet our operational and safety targets | **Brazil:**<br>*Cuiabá*<br>• The operation has been experiencing poor ground conditions. The installation of additional ground support has been incorporated into the mining cycle. The infill drilling completed over the past year resulted in a revised geological interpretation of the main orebody<br>• The focus is to increase the development and drilling to expand our knowledge of the orebody and increase confidence in the mine plan |
| Failure to attract and retain critical skills and talent | • Continue the Chairman's Young Leaders Programme that targets internal talent, creating a talent pipeline for future leadership positions<br>• Structural models to optimise effectiveness are being assessed<br>• Localisation of the hiring of employees and companies in our host countries, is a priority |

## Australia

| Risk | Key areas of focus and opportunities |
|---|---|
| Failure to successfully deliver and ramp up growth projects | **Tropicana**<br>• The Boston Shaker underground mine, which moved into commercial production during the third quarter of 2020, is on schedule and under the budget in the approved feasibility project |
| Failure to attract and retain critical skills and talent | • Continue the Chairman's Young Leaders Programme that targets development of internal talent, creating a talent pipeline for future leadership positions<br>• Initiatives include an assessment of structural models conducted at regional levels that envisage optimisation of structures and shift accountabilities |

# INTEGRATED STAKEHOLDER ENGAGEMENT

**Effective management of stakeholder relationships has a direct bearing on our ability to deliver on our strategy.**

**Stakeholder engagement helps improve our understanding of our external operating environment, allowing for informed decision-making. We engage regularly with key stakeholders to better appreciate their views of AngloGold Ashanti, to understand their ambitions and requirements, and to identify potential risks, opportunities and material issues.**

## Our stakeholder engagement approach

We are committed to collaborative stakeholder engagement. Our stakeholder engagement process is integrated and inclusive and aims to balance the needs, interests and expectations of stakeholders with those of the company. It is critical at every stage of our business, from exploration through to mine closure.

### Oversight and accountability

The board has ultimate responsibility for stakeholder engagement. The Social, Ethics and Sustainability Committee assists with oversight of material stakeholders and their issues. A formal stakeholder engagement framework provides for structured and constructive engagements at appropriate management and operational levels.

## Identifying our key stakeholders

We identify and prioritise our key stakeholders based on their ability to impact our business and influence decision-making, taking into account the:

- Extent to which AngloGold Ashanti depends on their support to achieve our strategic objectives
- Extent to which they can affect AngloGold Ashanti and its performance
- Significance of the both the stakeholder and their respective issues to the company
- Risk to AngloGold Ashanti of not effectively engaging with the stakeholder, or addressing their issues

We have identified our key stakeholders and have conducted an internal assessment of the quality of our relationship with each, based on the following broad classification:

**Strong** = collaborative and mutually advantageous

**Cordial** = sufficiently involved to achieve common goals

**Weak** = requires some effort and consultation to achieve consensus



Iduapriem

## Engaging key stakeholders

In determining the key stakeholders, we identified the significance of our engagement with each, their primary concerns and expectations, our response to those concerns and expectations, and the potential value for each stakeholder.

### Investment community

**Quality of engagement: Strong**

#### Significance

*Includes:* Shareholders, debt funders and other providers of capital, investment and ESG analysts, prospective investors and financial media

Invest in the company, provide financial capital or information to facilitate investment-decision making

Transparent and consistent engagement on our performance, management of expectations and delivery on our strategy can enhance investor sentiment and our reputation, improving access to capital and our valuation

#### How we engage

- By email, telephone, meetings or video conference
- Interim and annual results presentations
- Media Interviews
- Annual reports
- Website
- Investor days
- Site visits
- Investor conferences, roadshows and one-on-one meetings
- Corporate action and regulatory announcements
- Annual general meeting

#### Stakeholder's concerns

- ESG performance and concerns
- The valuation gap between AngloGold Ashanti and many of its international peers
- Potential to change primary listing
- Asset sales and their consequences
- Impact and management of COVID-19
- Long-term financial viability
- Progress on Obuasi redevelopment
- TSFs and their management
- Relations with Indigenous Peoples and First Nations
- Performance and disclosure on critical metrics such as safety, operational, financial and ESG metrics
- Jurisdictional risk and cash conversion challenges
- Silicosis settlement
- Remuneration – policy and implementation
- Changes at executive and board level

#### AngloGold Ashanti's concerns

- Providing a clear understanding of our strategy and the plans in place to address risks
- Information on plans to grow and sustain the company
- Highlighting the skills in place to achieve our strategy

#### Our response

- Consistent reporting of company performance, improved transparency of ESG performance,
- Continued direct engagement with shareholders, analysts and media
- Successful conclusion of asset sales
- Regular reporting on protocols and systems to closely manage and monitor the effects of COVID-19
- Reduced debt and significantly improved balance sheet
- Improved cash flow generation and increased dividend pay-out ratio
- Maintaining financial discipline and deliver on our strategy
- Tshiamiso Trust initiating work on the silicosis settlement, albeit with impact on timing due to COVID-19
- Improved the quality of our asset portfolio to unlock value for shareholders
- Concluded significant work aimed at improving remuneration practices and disclosures
- Prioritisation of CEO recruitment
- Address underlying catalysts to valuation gap

#### Value to stakeholder

- Return on investment – share price and dividends
- Long-term sustainability of business
- Comprehensive and transparent reporting
- Effective risk management, and ethical conduct and corporate governance
- Good corporate citizenship and overall ESG performance

#### Related capitals

# INTEGRATED STAKEHOLDER ENGAGEMENT CONTINUED

## Employees and unions

**Quality of engagement: Cordial**

### Significance

*Includes:* Employees at all levels of the Company and labour unions representing employees at certain operations

Represents our human capital that provides the manpower, knowledge, skills and expertise necessary to the conduct of our business

Employees are fundamental to delivery on our mission and strategy. Constructive employee engagement promotes stable employee relations, enhances productivity, and ensures alignment in delivering on our strategic objectives

### How we engage

*Employees* – frequent and ongoing:

- Internal electronic newsletters, briefs, emails, intranet
- Management meetings, staff briefings, town hall sessions
- Safety and health awareness campaigns
- Employee surveys
- Performance and exit reviews

*Unions* – more formal and structured:

- Regular, diarised meetings
- More frequent *during wage negotiations*

### Stakeholder's concerns

- COVID-19 – response and management
- Asset sales and their implications for employees
- Job security
- Terms of employment – employee benefits and incentives
- Career and personal growth/development
- Safety and safe workplaces, health and wellness
- Gender equality and inclusivity

### AngloGold Ashanti's concerns

- Productivity and maintaining focus on strategy and meeting guidance on production and other performance metrics
- Succession planning

### Our response

- Implemented COVID-19 protocols tailored to address circumstances at each operation – accompanied by a focused communications plan and ongoing feedback to central crisis management team
- Ensured no employee lost wages or benefits during 2020 related to COVID-19 lockdowns and other disruptions
- Continued strengthening of the balance sheet to better weather short- and medium-term volatility in the gold price and general operating environment
- Successfully concluded asset sales in South Africa and Mali, minimising job losses in the process
- Debt consolidation
- Steady delivery on our strategy by maintaining financial discipline, reducing debt, tight cost control, increasing shareholder dividends, portfolio re-investment
- Improvements to quality of our asset base and unlocked value for shareholders by adhering to strict investment criteria
- Concluded significant work to improve remuneration practice and disclosure

### Value to stakeholder

- Improved job security
- Reward and recognition
- Education and training
- Talent management and career planning
- Inclusivity, equity and diversity

### Related capitals

## Governments and regulators

**Quality of engagement: Cordial**

### Significance

*Includes:* National, regional, local government and various regulators (mining, environmental, social, labour, taxation)

Government and regulators develop and implement legislation and associated regulations that can significantly affect AngloGold Ashanti as a whole or one or more of our operations; impact varies by region and country

Ongoing engagement aims to communicate the condition of the business, its challenges and opportunities, and to mitigate regulatory and political risk, encourage certainty, strengthen our licence to operate and generally promote an environment conducive to investment and development. Proactive engagement with governments includes collaborating on their service delivery responsibilities

### How we engage

- Engagement is regular and ad hoc, depending on matters arising or company developments, industry-related changes and opportunities for dialogue specific forums like industry conferences and government-organised events
- In person, virtual, direct or indirect, at company level or through industry partners which lobby on behalf of the mining industry. See Industry partners below for indirect engagement with governments and regulators

### Stakeholder's concerns

- The reason for and impact of asset sales
- Project development updates – e.g. in Ghana and in Colombia
- Investment time lines and benefits for local communities
- TSF management, especially with the Brazilian authorities
- Ensuring flow of benefits from mining to the state at national, local and community levels
- Monitoring of regulatory compliance – safety, local economic and community development, and taxation

### AngloGold Ashanti's concerns

- Mitigation of political and regulatory risk
- Policy development and regulatory proposals
- Dispute resolution – repatriation of funds (DRC) and tax refunds (Tanzania)

### Our response

- Continued engagement with government stakeholders at all levels
- Improved internal systems and activities to meet requirements of regulatory changes
- Maintained dialogue in the DRC on the repatriation of funds held in the country through our joint venture partner and operator, Barrick
- Maintained dialogue in Tanzania and Colombia
- Continued payment of taxes, royalties and duties
- Engaged with governments and relevant regulators in countries in which asset sales were underway to ensure the transactions were in line will local legislation. Also obtained the necessary approves to conclude the transactions as well as to fulfil conditions precedent for the respective sale agreements
- Complying with all laws and regulations relating to TSFs

### Value to stakeholder

- Contributions to the national fiscus through the payment of taxes, royalties and duties
- Collaboration on infrastructural projects
- Investment in local economic development
- Compliance with and reporting on regulatory obligations that demonstrate constructive partnerships with government

### Related capitals

# INTEGRATED STAKEHOLDER ENGAGEMENT CONTINUED

## Communities

**Quality of engagement: Cordial**

### Significance

*Includes:* Those communities in the vicinity of our operations on whose goodwill we depend, and who are directly impacted by mining operations

We are accountable to our host communities to be a responsible corporate citizen. Communities can directly affect our social license to operate. In line with our values, we aim to leave them better off for our having been there once mining has ceased

We aim to manage expectations, uphold human rights and ensure community and asset security. Mutually beneficial partnerships with host communities enhance shared value creation, which help in retaining our social licence to operate

### How we engage

- A forward-looking community engagement strategy is in place to identify potential areas of concern within local communities
- Engagement is focused on local economic development programmes, developed and run in partnership with local governments and host communities. These contribute to economic growth, stimulate income-generating opportunities, create employment, and aim to nurture sustainable livelihoods beyond the life of mine
- Directly, through various community forums, depending on the host country and the matter at hand. These forums include representatives from the company, the community and local authorities
- Grievance mechanisms enable communities to lodge their complaints, which are followed up until resolution is reached

### Stakeholder's concerns

- Employment and procurement opportunities
- Sale of assets in South Africa and Mali, including the incorporation of mine areas into local municipalities and donation of facilities to local communities in South Africa
- Legacy issues (social and environmental), post asset sale in South Africa
- Local enterprise and economic development programmes
- Environmental and social impact of mining activities on communities (noise, dust, water issues)
- Education and infrastructure

### AngloGold Ashanti's concerns

- Social licence to operate
- Potential business interruptions
- Legacy issues (social and environmental), post asset sale in South Africa

### Our response

- Ensured the redevelopment of Obuasi is in line with commitments made to the Government in Ghana and the community
- Optimised participation by local companies and the transfer of skills in the Obuasi redevelopment project, while continuing with localisation in other areas
- Ensured implementation of the corporate social responsibility plan for Geita
- In Brazil, engaged on the management and safety of TSFs, and implementation of emergency preparedness plans
- In the South Africa region, various engagement forums held with local authorities and host communities relating to the sale of assets
- Honouring long-term obligations to certain former employees and their dependants
- Maintained engagement with host communities

### Value to stakeholder

- Investment in community socio-economic development projects
- Local employment opportunities
- A stimulus for local economic growth
- Community health and safety, including malaria, Ebola, silicosis and more recently COVID-19

### Related capitals

For more information on our work to establish self-sustaining communities, see <SR>.

## Suppliers

**Quality of engagement: Strong**

### Significance

*Includes:* Range of suppliers – from established multi-national corporations to smaller, more localised businesses – and labour contractors

Provide vital inputs required to conduct our business activities – raw materials, products and services

We endeavour to ensure suppliers are aligned with our business ethics and values, internal policies and standards, and codes of behaviour

### How we engage

- Direct engagement via our supply chain/procurement teams
- Management of service level agreements
- Website
- Service delivery feedback meetings

### Stakeholder's concerns

- Procurement opportunities – continuity of contracts and sustainability of business, especially with the COVID-19 challenges
- Promotion of local procurement and capacity building to empower local communities

### AngloGold Ashanti's concerns

- Responsible ESG practice – includes ensuring alignment with our Code of Ethics, and encompasses human rights, labour relations, employment and environmental practices, anti-bribery and corruption, and safety procedures
- Contract terms and performance – negotiating prices and cost increases aligned with our strategic focus areas

### Our response

- Well-developed and implemented policies relating to suppliers, local procurement
- Promote increased participation by local companies, for example, the Obuasi redevelopment project
- Regular, ongoing engagement and communication with key suppliers
- Increased focus on procurement with local suppliers
- Timely payment to and support for small, medium, and micro-enterprises (SMMEs) to create business opportunity and growth

### Value to stakeholder

- A source of business and local economic activity in host communities and host countries
- Longevity of our business supports the economic survival of suppliers
- Multiplier effect

### Related capitals

# INTEGRATED STAKEHOLDER ENGAGEMENT CONTINUED

## Industry partners and peers

**Quality of engagement: Strong**

### Significance

*Includes:* National or local mining/industry bodies, the ICMM, WGC, among others

Provides a joint platform for addressing industry-related developments and concerns, as well as initiatives for sharing lessons learnt and best practice

Engagement aims to garner support and promote collaboration with other shared stakeholders – governments, regulators, employees, unions and communities – on matters of mutual concern, to work together to reduce regulatory and political uncertainty, and to promote long-term partnerships. This includes joint efforts to find solutions to sector or industry challenges, and on any new developments to promote the future of the industry

### How we engage

- Various engagement platforms including conferences, meetings and other industry forums
- As members of the ICMM, we attend two virtual membership meetings/calls annually, and participate in several ICMM working groups focused on different industry-related matters
- World Gold Council provides a platform to share with and learn from international gold industry peers

### Stakeholder's concerns

*(varies by region/country)*

- Regulatory changes in Tanzania
- Community challenges
- Silicosis settlement (South Africa)
- TSF management
- Growing demands for responsible mining practices and related ESG performance
- Industry safety performance
- Environmental management and compliance
- Climate crisis and impact of climate change – reporting requirements

### AngloGold Ashanti's concerns

- As above

### Our response

- Collaboration with industry bodies to share lessons in important areas, and to co-create solutions to common challenges, including the design of safer, cleaner mining vehicles
- Collaboration with industry bodies to manage and improve regulatory and political certainty
- Participated in the establishment of the Tshiamiso Trust which will oversee the payment of claims, among others
- Collaborated in development of the WGC's Responsible Gold Mining Principles
- Enhanced TSF management – have begun process to convert to dry stacking in Brazil

### Value to stakeholder

- Provides a platform for dialogue and joint lobbying on sector-specific issues and concerns and to raise awareness of mining-related concerns
- Facilitates development of sector-based strategies and best practice guidelines on topics of shared interest such as safety and TSFs, among others
- Enables collaboration on matters of joint concern such as the roll-out of COVID-19 programmes to provide PPE and sanitisation, among others
- Sharing of technical expertise and advice
- Community and infrastructural development

### Related capitals

## Engaging with media

Media engagement facilitates the understanding of AngloGold Ashanti, among government stakeholders, the investment community and general public, promotes transparent and accurate reporting, and supports constructive relationships with other stakeholders. It aids management of our reputation and improves transparency and credibility, contributes to our social licence to operate, and can address speculation and misinformation in the public domain.


ANGLOGOLD
ASHANTI
IDUAPRIEM
MINE

# OUR STRATEGY

## OUR FIVE KEY STRATEGIC FOCUS AREAS

**Five key strategic focus areas** have been identified to enable us to deliver on our overall strategic objective – to generate sustained and improved cash flows and returns over the longer term. These strategic areas, which guide decision-making, are aimed at generating increased cash flows; extending mine lives; creating an organic pipeline of economically viable orebodies; and enhancing our licence to operate. The overall aim is creating and preserving value for all our stakeholders.



Improve portfolio quality
Ensure financial flexibility
Maintain long-term optionality
Optimise overhead, costs and capital expenditure
Focus on people, safety and sustainability
Supporting our strategy for sustainable cash flow improvements and returns

### Focus on people, safety and sustainability

People are the foundation of our business. To remain sustainable in the long term, we must clearly exhibit our values in the conduct of our business. This encompasses being accountable for our actions and respecting all stakeholders and the environment. ESG principles are integrated into every aspect of our business.

### Ensure financial flexibility

We must ensure our balance sheet always remains able to meet our core funding needs.

### Optimise overhead, costs and capital expenditure

All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective.

### Improve portfolio quality

We have a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business.

### Maintain long-term optionality

While we are focused on ensuring the most efficient day-to-day operation of our business, we maintain a close eye on creating a competitive pipeline of long-term opportunities.

See *Delivering on our strategy* for how we have delivered on our strategic focus areas.

# OUR VISION, MISSION AND STRATEGIC AIM

Our vision, mission and values are embedded in our strategy. Introduced in 2014, our current strategy allows us to be agile in navigating a dynamic operating environment. It enables AngloGold Ashanti to create value throughout the business cycle. Our strategy considers the external macro-economic environment, resulting risks and opportunities as well as our most material issues.

**Our vision**
To be the leading mining company

**Our mission**
To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products

**Our strategic aim**
To generate sustainable cash flow improvements and returns

## STRATEGIC ENABLERS



Streamlined, margin-focused portfolio



Disciplined capital allocation and a strong balance sheet



Engaged workforce; prioritising the safety and health of employees



Values-driven culture



Responsible citizenship with good governance as the foundation

## STRATEGIC GOALS OVER TIME

**Short term (1 to 3 years)** – Unlock full underlying value of the portfolio

**Medium term (3 to 5 years)** – Support a self-funded project pipeline for our long-term production plans

**Long term (5 to 7 years)** – Continue replenishing and increasing Ore Reserve pipeline to sustain the business

# THE YEAR COVID-19 – IMPACT, RESPONSE AND MANAGEMENT

**RELEVANT SDGs**

3 GOOD HEALTH AND WELL-BEING

**STRATEGIC FOCUS AREA:**

Focus on people, safety and sustainability

**VALUES**

Safety is our first value.

We respect the environment.

We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.

**STAKEHOLDERS**

Investment community | Employees and unions | Governments and regulators | Communities | Suppliers | Industry partners and peers



*Obuasi COVID-19 community intervention*

**The global spread of the COVID-19 pandemic during 2020 impacted every aspect of our business, our stakeholders, and our risks and material issues. It took an unprecedented toll on businesses and socio-economic systems across the globe. This forced businesses, including AngloGold Ashanti, to take extraordinary measures to protect the health of employees and communities, and to protect our business.**

In tackling the pandemic, clear and consistent communication and co-operation, both within AngloGold Ashanti and with a broad range of external stakeholders, was fundamental in navigating the pandemic amid a rapidly evolving regulatory landscape. In responding, we acted quickly with a plan that not only enabled business continuity and delivery on our strategic objectives, but also supported our people and communities throughout.

## Responding to and managing the pandemic

It quickly became apparent how vital it was to ensure close and ongoing co-operation between health ministries, local government departments, community leadership and our own site management and health teams. The mechanisms and effectiveness of this collaboration was one of the more positive outcomes of the pandemic that we will work to make a feature of our business in the years ahead, enabling us to be more proactive in anticipating both short- and long-term health risks, and to design appropriate responses.

The rapid evolution of the COVID-19 pandemic, and the multiple risks presented, required closer monitoring and shorter, faster internal reporting systems. A multidisciplinary committee that initially met daily was established at the outset of the outbreak to implement a crisis management plan and steer the business through the pandemic.

The centrepiece of this strategy was our five-phase preparedness and response plan, based on lessons learnt during the Ebola outbreak, and an associated risk monitoring system. A risk matrix and reporting dashboard was and is still reviewed weekly, covering travel management, supply chain, human resources and information management, as well as government and community collaboration.

The various multi-disciplinary COVID-19 protocols include the screening of employees and referral of suspected cases for testing and further management. Daily temperature and symptom screening on access to the workplaces continues as we closely monitor and reinforce interventions around education and awareness; personal hygiene and disinfection of equipment, working environments and infrastructure; social distancing and the prohibition of gatherings; remote work arrangements; and the wearing of masks, among others.

Systems were also put in place to test and treat those with COVID-19 and to assist with isolation and quarantine of contacts as soon as possible. Given some limitations in local health systems in certain jurisdictions, we augmented testing capacity on and off mine sites by strengthening infrastructure support for hospitalisation, isolation and quarantine.

Intensive communication awareness campaigns on the new operating parameters were rolled out for both employees and communities, in line with our COVID-19 protocols and those laid out in the applicable jurisdictions. We continuously update these communication campaigns to address emerging themes such as prevention through responsible behaviour, testing, gender-based violence and mental health, among others.

See *Managing our risks* in this report and the <SR> for further detail.

## Communication awareness poster campaign


COVID-19 PREVENTION IS IN OUR HANDS
WE DO
BECAUSE
COVID-19 LA PREVENCIÓN ESTÁ EN NUESTRAS MANOS
LO QUE TENEMOS QUE HACER
PORQUE
TUNA FANYA
KWA SABABU

In multiple languages: English, Spanish and Swahili

## Primary impacts of the pandemic

### On the business

Various levels of national lockdown were implemented across our operating regions, with the most significant being at the South Africa operations where underground operations were suspended for nearly one month from the end of March 2020. Operations were gradually resumed with full production resumed during May, 2020.

In the Americas region, after an initial lockdown, the Brazilian operations returned to full production. The rate of infection among employees reflected that in broader Brazilian society. However, at Cerro Vanguardia, operations were suspended several times, most recently in November/December 2020.

In Australia, although there was no official national lockdown, shift arrangements and the fly-in-fly-out roster was impacted by national travel restrictions. The impact on production was minimal.

In the Africa region, the most significant consequence of the pandemic was the adjustment to the Obuasi Redevelopment Project's schedule. This was delayed by a quarter, largely as a consequent of restrictions to travel by expatriate employees.

## Impact on production and costs

The total combined impact on production in 2020 is estimated at 140,000oz while the contribution to the all-in sustaining cost is estimated at $55/oz, equivalent to around 5%.

### On stakeholders

Stakeholder collaboration around managing the pandemic and its impacts was essential to ensure the health and safety of employees and those in the communities surrounding our operations.

- **On employees**

We ensured that no employee lost salaries or benefits because of pandemic-related lockdowns. Their financial security, in addition to our socio-economic support for our host communities, has greatly reinforced the interconnectedness of our mines and communities.

As at 19 March 2021, AngloGold Ashanti had conducted more than 50,800 COVID-19 tests of which 2,794 employees had tested positive. About 94.4% of the confirmed cases have fully recovered. Sadly, 13 of our employees succumbed to COVID-19-related illnesses.

- **Communities**

We implemented a series of humanitarian initiatives to keep our employees and communities surrounding our operations safe and healthy.

AngloGold Ashanti also extended COVID-19 controls to dependants and communities. Collaboration and partnerships to address the outbreak at local, industry and national level were key pillars of our strategy to control and manage the pandemic. We provided support in terms of food, personal protective equipment, medical supplies and equipment; personal and environmental hygiene facilities and services; infrastructure support; remote mental health and medical services as well as cash donations at various levels of governments. In the Africa region, given the challenges of the region's healthcare systems, collaboration with local and national health authorities was key to mitigating risk. AngloGold Ashanti contributed to various community control measures. Obuasi received an award for the best COVID-19 educational response initiative at the fourth edition of the Sustainability and Social Investments awards in Ghana in November 2020, in recognition of the nature and quality of the awareness campaigns at the mine, in host communities and the nation at large.

- **Governments and local municipalities**

The rapid escalation of the seriousness of the pandemic necessitated close co-operation between national health ministries, local governments and our own health teams. This was vital in helping to limit infections. This co-operation allowed us to build trust and create solutions together – whether it was securing access to testing, designing social distancing plans, or bolstering the availability of hospital beds.

In addition, we continue to support and explore opportunities for partnerships and to collaborate with national authorities and contribute to efforts towards equitable access to safe, good quality and approved vaccines. Given the anticipated delays in the vaccine roll-out efforts in many of our operating countries, current controls are being re-enforced and maintained.

### Key COVID-19-related statistics as of end of March 2021

| | |
|---|---|
| **Total number of confirmed cases** | **2,261** |
| **Total number of deaths** | **13** |
| **Total number of tests conducted** | **12,107** |

**$44m**

**spent on COVID-19-related community efforts and to manage direct impact on business.**


CORONAVIRUS
PROTECT YOURSELF AND OTHERS
WASH YOUR HANDS
WATER

*Obuasi COVID-19 community intervention*

## CEO'S REVIEW AND OUTLOOK



# STRATEGIC AND OPERATING SUCCESS

**Christine Ramon** / Interim Chief Executive Officer

**It is an honour for me to review our 2020 performance and provide information on the exciting prospects for AngloGold Ashanti in the coming years.**

**The start to the year was unexceptional. We provided the market our guidance for 2020 and outlined our key priorities as normal, but this was quickly overtaken by events, and the need to refocus our efforts on managing through a virus outbreak unprecedented in recent times.**

### COVID-19

We will likely be counting the cost of this COVID-19 pandemic for generations to come, in both the loss of human life and the massive economic toll that it has taken. As of writing this letter, the global death toll had reached 2.5 million and new cases continue to edge – and sometimes leap – ever higher across every country in the world. Whole economic sectors have been decimated by the steps taken to check its spread, with unprecedented lockdowns, border closures and social distancing.

The manner of our response to COVID-19 highlighted the best of AngloGold Ashanti and its people. Daily calls in the months following the first government lockdown orders brought together dozens of experienced professionals from every corner of our company. These were the centrepiece of our crisis response and allowed our teams to provide the latest news from their sites and communities, to discuss the cascade of new challenges that seemed to arise almost by the hour, and – importantly – to offer encouragement and share solutions. We were able to work together seamlessly as a global organisation across nine countries, ensuring we protected our people while working towards our business objectives. We continued to pay our employees throughout this period, despite COVID-19 related lockdowns in certain jurisdictions.

We continued to manage the business focusing on risk mitigation and maintaining a tight rein on costs. Inventories of critical spares have been built to cover between three and six months at operations. We also implemented contingency plans early in 2020 to counter potential disruptions and built ore stockpiles to provide additional operating flexibility where possible. We ensured the continued transport and refining of our gold doré across our operations through accredited private charters when commercial airlines had suspended operations.

This business continuity ensured we were able to pay $1.1bn in royalties and taxes, $508 million in salaries, wages and benefits and more than $1.6 billion in procurement expenditures, of which 82% is spent in our operating jurisdictions. Those numbers will take on a particular significance for governments as they survey a devastated economic landscape and see pockets of resilience around mines, and as they see the continued inflows into the fiscus from mineral exports. We're immensely proud of that contribution.

From the outset, our guiding principle was to do the right thing by our employees, their families and our surrounding communities. We appreciated the need to work closely with the authorities, civil society and community leadership at each step of the way, with the clear understanding that our fortunes and those of our host societies, are inextricably linked. That principle drove our own response internally and informed the external assistance we provided in the form of equipment and infrastructure.

We learnt valuable lessons along the way that will stand us in good stead as this public health emergency remains with us for some time yet. There are also learnings that will stay with us well beyond that, particularly around information sharing, cooperating more effectively across our global footprint, and in creating a more resilient organisation.

### Safety

Regrettably our safety performance – the pride of our 2019 report back – took a major step backward during the first half of 2020, with six operating fatalities on our mines. Tragically three of our colleagues were killed at Mponeng mine in March, when a seismic event hit immediately behind the workface. A fourth was killed in a locomotive incident in the TauTona area barely three weeks later.

At Obuasi, in June 2020, an experienced equipment operator was hit by an underground load-haul dumper, while in July a security guard was hit and killed by a car driven by a private citizen, at the gate to one of Obuasi's housing estates. See *In memoriam* in the <SR>.

Each one of these deaths is a terrible tragedy for the families, loved ones and colleagues, and a tough reminder that our work to banish injury and death from our sites, is never done. We have taken a decision to implement a revitalised safety strategy across the business, a process that will unfold over the coming two years. We

*We learnt valuable lessons along the way that will stand us in good stead as this public health emergency remains with us for some time yet. There are also learnings that will stay with us well beyond that, particularly around information sharing, co-operating more effectively across our global footprint, and in creating a more resilient organisation.*

will continue to learn from high potential incidents, or 'near misses', which are invaluable leading indicators for the high consequence, low frequency incidents that claim lives on heavy industrial worksites.

Notwithstanding these setbacks, overall injury rates at our mines continued their downward trend, ending the year at 2.39 injuries per million hours worked. Looking at our existing portfolio, without the South Africa and Mali assets sold last year, the number falls to 1.68. Both numbers are significantly below the 2019 ICMM member average of 3.14. These injury rates are a good indicator of the strength of the safety culture across our business, underscored by the fact that our managed operations in Africa (excluding Kibali operated by Barrick, and Obuasi, which was in project phase last year), went the entire second half of the year without a single injury. It's an astonishing feat, especially given the COVID-19 backdrop.

## Strategic and operating success

The fundamental performance of the business was strong in 2020, which was a pivotal year for us.

From a strategic perspective, we made solid progress across several fronts; we met guidance for the eighth year in a row and succeeded in our aim of streamlining the portfolio by exiting operations in South Africa and Mali. The asset sale proceeds were applied to debt reduction, further strengthening the balance sheet. The trimmed down portfolio allows us to focus our capital on high return, longer life opportunities.

**Operating performance** was solid, particularly given the COVID-19-related mine closures in Brazil, Argentina, and South Africa, at different points during the year. We ended the year with production of 3.047Moz, which included a nine-month contribution from South Africa before completion of its sale to Harmony Gold. Production from continuing operations was 2.806Moz. All-in sustaining costs, including South Africa, were $1,059/oz, which included $55/oz for COVID-19 impacts, linked in part to the production losses from the pandemic of 140,000oz.

**The financial performance** of the business was especially strong. All-in sustaining cost margins from continuing operations widened to 40%, helped on one end by conscientious cost management and the other by the higher gold price, which averaged 27% higher year-on-year. While the higher gold price is welcome, we continue to apply conservative long-term assumptions in our planning, well below the spot price. We believe this is the best way to protect our balance sheet over the long term and ensure that we don't get carried away by a bullish consensus.

The business generated $1.0bn in headline earnings for the year – around three times the level in 2019 – while free cash flow before growth capital, the measure on which we calculate dividends, also came in at just over $1bn.

That figure would have been considerably higher if not for cash lock-up challenges we faced in the DRC, where our attributable share of the cash totalled $424 million in the Kibali joint venture's local US dollar-bank accounts at the end of December, and Tanzania, where value added tax receivables, accumulated over more than three years, were $139 million. We remain in close dialogue with Tanzania's revenue authorities regarding offsetting those tax balances against future corporate tax payments. In the DRC, our partner and the operator of the Kibali mine, Barrick Gold, continues to work diligently to have the cash released.

Performance was also competitive from a shareholder return perspective. We reported a fivefold increase in our final dividend year-on-year, with the total payment at just over $200m, supported by stronger cash flows and a more competitive dividend policy. Crucially, we achieved those returns and kept all our projects funded, without any equity funding top-up for the tenth consecutive year. This tight rein on our share capital continues to set us apart in our peer group, as a true, self-funded gold producer.

Our ability to maintain that record depends on a strong balance sheet, and once again we ended the year with a lower net debt than what we started with. At 31 December 2020, our adjusted net debt was $597m, and our leverage from continuing operations (adjusted net debt to adjusted EBITDA ratio), was 0.24 times. That's well below both our covenant ratio of 3.5 times, and our through-the-cycle target of 1.0 time. We also had strong liquidity of $2.8bn, including $1.3bn in cash and $1.4bn in undrawn facilities, a position boosted by our successful issuance of a 10-year, $700m bond in September, at the lowest-ever coupon for AngloGold Ashanti at 3.75%.

# CEO'S REVIEW AND OUTLOOK CONTINUED

## Ore Reserve increases and five-year outlook

Another plank of our strategy is the increase in the Ore Reserve across the portfolio. You'll remember that 12 months ago we started a focused plan to increase investment in brownfield exploration and Ore Reserve development. The aim there was to improve mining flexibility and orebody knowledge, to increase the Ore Reserve and extend mine life. I'm pleased to say that we got off to a promising start in 2020, with 6.1Moz added to the Ore Reserve on a gross basis, which more than offset our depletion and extended the operating mine life of the portfolio to about 11 years. We saw Ore Reserve additions at key assets – notably adding 1.4Moz at Geita, opening a new, surface deposit and 1.8Moz at Obuasi. We see this programme continuing through to 2023 as we push out our Ore Reserve runway ahead of us.

Another benefit of this enhanced orebody knowledge is our ability to provide a longer-term outlook for the business, a first in several years for AngloGold Ashanti as we try to provide shareholders with a view into how we think about the business, the exciting potential that resides in our base of operating assets, and the world-class pipeline of projects we are considering taking to development.

We are at an exciting inflection point in our growth strategy primed to generate returns and unlock latent resource potential. Over the next five-years, we expect to see c.5.0% compound annual growth in gold production, with growth in the first four years coming mainly from brownfields options in our existing portfolio. Obuasi makes big additions in the first two years, while the Australia, Brazil and African operations each make valuable contributions through the period before Colombia kicks in from years four and five.

Over the same period, we see costs improving, as this year's investment in tailings compliance in Brazil comes to an end, followed by the completion of deferred-stripping programmes at Tropicana and Iduapriem. Also, at the end of 2022, the current intensive investment programme in Ore Reserve development tapers off, taking further pressure off margins.

So, while we see an increase in all-in sustaining costs in the short term, we believe that bringing in new ounces to our Ore Reserve base and existing production profile – at a competitive cost – is the highest-return capital we can spend. The added benefit is the longer valuation runway for the assets, as we start to stretch their lives out further ahead of them.

In short, after years of rationalising our portfolio by selling and closing mines, we have a clear and credible path back to disciplined, high-return and low-risk growth.

## Closing the value gap

We are alive to the valuation gap that exists with some of our peers, and aware that closing it will not be down to any single measure.

We have a clear strategy so execution is key. We have three world class projects in our portfolio, in Obuasi – which was 90% complete at the end of 2020 – and two Colombian projects, the Gramalote


Production
(000oz)
4,000
3,600
3,200
2,800
2,400
2,000
CAGR: 5%
2,900
2,700
3,025
2,825
3,150
2,900
3,450
3,150
3,600
3,200
2021
2022
2023
2024
2025
Guidance
Indicative outlook
CAGR: Compound annual growth rate


AISC
($/oz)
1,230
1,130
1,230
1,130
1,200
1,050
1,150
950
1,150
900
Total capex
($m)
1,140
990
1,270
1,120
1,250
1,050
1,200
950
1,100
800
2021
2022
2023
2024
2025
Guidance
Indicative outlook

*Economic assumptions for 2021 are as follows: $/A$0.72, BRL5.00/$, AP98.00/$, ZAR16.95/$; and Brent $50/bbl.*

*Production, cost and capital expenditure forecasts include existing assets as well as the Quebradona and Gramalote projects that remain subject to approval, Mineral Resource conversion and high confidence inventory. Cost and capital forecast ranges are expressed in nominal terms. In addition, both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines (except as described above) and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets; we, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable. Accordingly, actual results could differ from guidance and/or indicative outlook and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F which has been filed with the United States Securities and Exchange Commission (SEC). Furthermore, our five-year indicative outlook assumes that AngloGold Ashanti proceeds with the Quebradona and Gramalote projects. However, the board has not yet made a final decision on those projects and there can be no assurance that they will materialise. A negative decision or other discontinuation of those projects may have a material adverse impact on our indicative outlook.*

joint venture and the wholly-owned Minera de Cobre Quebradona, which will come to the board of directors for approval during 2021. Ramping up Obuasi to full production by the end of 2021, amidst the challenges presented by the COVID-19 pandemic, is an important catalyst to release value. Similarly, the positive finalisation of two key feasibility studies, that will bring two additional low-cost, long-life assets into our portfolio, will create significant value . That will need to be followed by flawless execution.

Solving our cash conversion challenges, by creating a smoother mechanism to release cash flows from the DRC, and a reliable manner of offsetting VAT balances from Tanzania, will also lift the value of two key assets, Kibali and Geita.

Then there is the bread and butter work of ensuring that our existing mines – ten in all – deliver to their budgets, and reach their potential with the capital investments that we plan to make in them over the coming years. Each of our mines has real potential and each has a plan to improve in the coming years, whether it be through the addition of life, production, or increased efficiencies. Our top-class operators, backed by an industry leading exploration team and excellent support staff across each of our operating jurisdictions will ensure operational excellence.

The true measure of success will be to meet these development, operational and financial milestones, while creating sustainable value for our shareholders and other stakeholders. This means maximising the direct benefit our host countries and communities receive – through taxes, royalties, jobs and procurement – while limiting our impact on the environment, by further lowering greenhouse gas emissions and reducing the amount of scarce natural resources we use.

## Climate

Later this year we plan to complete an updated Climate Strategy, with new, medium-term goals, and to publish our inaugural report in line with the Task Force on Climate-related Financial Disclosures, or TCFD. Bottom-up work from each site, starting with climate risk assessments, have been done, and our initial steps to mitigate the risks we will face in several aggressive climate scenarios, has begun.

Of course, we are not newcomers to this field. We reduced the greenhouse gas (GHG) intensity of our portfolio, measured in tonnes of $CO_2$ per tonne of ore treated, by 43% since 2008. Absolute emissions are 48% lower. These improvements are the result of selling and closing high GHG-emitting assets and implementing a host of efficiency measures over the past decade, leaving our portfolio considerably improved from a climate perspective.

Once these new targets are set, we will start to chart a pathway to net zero emissions from our portfolio, in line with the Paris Agreement on Climate Change. We are firmly committed to this course, as are the governments in our operating jurisdictions.

## Conclusion

I am honoured to have been requested by our Board to lead AngloGold Ashanti as Interim Chief Executive Officer from 1 September 2020, following the resignation of Kelvin Dushnisky at the end of July 2020. I am grateful for the unwavering support received from our Board, from my colleagues in the executive, from senior leaders across our sites and corporate disciplines, our business partners and countless others during this time. My trips to Geita, Obuasi and Iduapriem during the last quarter of the year were enormously inspiring as I saw first-hand the dedication and commitment of our teams who continue to make this company the great business it is. In these people, 36,952, all across our business, lies the true key to unlocking the latent value that lies in our portfolio.

Keeping our people safe and well and supporting our host communities through this incredibly difficult time, is a top priority. That includes finding innovative – and effective ways – to help our host governments in their vaccination efforts, so we can work together to find a return to a more normal life.

We continue to follow a very clear strategy endorsed by our Board. It's about being prudent and disciplined, in line with our commitment to remain a self-funding gold producer, which benefits a range of stakeholders and drives improving shareholder returns over the long term.

Across all of this is our commitment to ESG. A great ESG performance often equals overall business performance.

We've seen in countless ways how this mutually reinforcing cycle creates value for a wide range of stakeholders. It makes our communities stronger, makes our jobs more fulfilling, and is good for shareholders, too. The product of this equation is clear -- more efficient operations, with lower risk profiles, more supportive communities, and increased access to growth opportunities. We aim to be leaders in this area, and we're making real, measurable progress towards our goals, goals that we know will push us to do better and strive for more.

We have an exciting growth story – and the building blocks to unlock value are already in place. We're taking a long-term view, and we've already demonstrated a track record of delivery. Our commitment to our shareholders is unwavering, and we have and will continue to assess all options to improve shareholder value.

We'll remain disciplined and steadfast in our approach and in delivering on the strategy through the cycle, within the guardrails of our balance sheet. We'll maintain this discipline even as we benefit from a suite of visible catalysts in the short, medium, and long term to unlock value. Our investment case is indisputable, and I look forward to AngloGold Ashanti's next chapter as we build on our momentum to unlock the value of our unique portfolio.

Finally, I would like to express my deep gratitude to the entire AngloGold Ashanti leadership team and to our global employees for their exceptional commitment and efforts in delivering on our business priorities, despite all the challenges during this past year. I would like to thank our shareholders and all stakeholders for your continued support and trust in our Company. Our aim remains – very clearly – to build a solid, predictable business that delivers value for all stakeholders through the cycle.

**Christine Ramon**
Interim Chief Executive Officer
26 March 2021

# DELIVERING ON OUR STRATEGY

**AngloGold Ashanti delivered a solid performance in 2020 and continued to make progress in meeting its strategic commitments, despite the continuing COVID-19 pandemic.**

## Performance against our strategy

| | Ensure financial flexibility | Maintain long-term optionality |
|---|---|---|
| **Capital resource allocation** | | |
| **Related risks** | 1, 9 | 1, 4 |
| **Performance outcomes** | • Strong cash flows used to reduce debt and for reinvestment for long-term growth<br>• Adjusted net debt to adjusted EBITDA ratio reduced to 0.24x, now >76% below 1.0x through-the-cycle target<br>• Strengthened balance sheet provides flexibility and optionality throughout the cycle – strong liquidity position of ~$2.8bn, including cash and cash equivalents at year-end of $1.3bn<br>• Investment grade credit ratings from Fitch and Moody's Investor Services<br>• Track record of discipline capital allocation<br>• Improved financial performance leading to a more than five-fold increase in dividend to around 48 US cents a share, from 9 US cents in 2019. The dividend payout ratio was doubled to 20% of free cash flow before growth capital expenditure, payable bi-annually from 2021 | • Good progress – on time and on budget – with ramp up of phase 2 of the Obuasi redevelopment nearing completion<br>• Advanced project development at Sunrise Dam and Geita<br>• Feasibility studies advanced for Gramalote and Quebradona in Colombia - nearing decision<br>• Greenfield options being explored in the United States, Australia and Brazil<br>• Ongoing brownfield development across the portfolio: Sunrise Dam targets drill out; Tropicana Havana expansion and underground; opportunities in the Africa region with new additions at Geita, Obuasi, Siguiri, Kibali and Iduapriem; drilling programmes underway in Brazil and Argentina.<br>• Minimise the Inferred Mineral Resource in the first two years and delaying use of blue sky material for as long as possible |
| **Outlook – priorities** | • Maintain shareholder confidence<br>• Excess cash flow generated used to boost shareholder returns<br>• Reduce debt and maintain liquidity<br>• Deliver on commitments/guidance | • Use cash generated to reinvest in our asset base to support long-term business sustainability |
| **Action planned** | • Strong financial discipline | • Exploring for value to establish a system that goes beyond the norm, that allows us capture of geological understanding from the earliest stage of development |
| **Link to executive remuneration:** DSP performance metric weighting | 20.0% | 12.5% |

**Legend for risks**

| | |
|---|---|
| 1 Adverse regulatory changes to mining rights and fiscal requirements | 3 Adverse implications of significant events for AngloGold Ashanti and the industry and for our governance |
| 2 Inability to convert Mineral Resource to Ore Reserve | 4 Failure to successfully deliver and ramp up growth projects |

**Nature of risk** *Strategic* *Operational* *External*

| **Improve portfolio quality** | **Optimise overhead, costs and capital expenditure** | **Focus on people, safety and sustainability** |
|---|---|---|
| 1 2 4 | 1 5 6 8 9 | 1 3 6 7 10 |
| • Streamlined and improved overall portfolio quality with completion of the sale of assets in South Africa and Mali<br>• Embarked on a multi-year initiative to increase investment in Ore Reserve development and brownfields exploration aimed at increasing Ore Reserve conversion, extending the life of assets, improving mining flexibility and enhancing knowledge of orebodies<br>• Increased the portfolio's operating life by two years to about 11 years<br>• Added 6.1Moz of Ore Reserve on a gross basis | • Maintained capital discipline<br>• Margin-focused operations through a streamlined portfolio | • Given the COVID-19 pandemic, health and safety of employees and communities are a priority<br>• $44m spent on COVID-19-related initiatives to prevent the spread of the pandemic, to protect employees, to provide public health and economic relief to host communities and governments, and to manage the direct COVID-19 impact on the business<br>• **Safety and health performance:**<br>◦ Fatalities increased with six deaths recorded for 2020<br>◦ All-injury frequency rate continued to decline, reaching a record low of 2.39 per million hours worked (or 1.68, excluding South Africa and Mali)<br>◦ all occupational disease frequency rate fell to 0.72<br>◦ improved employee mental health support<br>• **People**<br>◦ Greater emphasis on inclusivity and diversity<br>• **Environment**<br>◦ improved water efficiency<br>◦ reduced emissions<br>• **Communities**<br>◦ no human rights violations were reported<br>◦ community investment of $22m |
| • Pursue value accretive opportunities<br>• Self-funded portfolio improvements with no equity issuance<br>• Demonstrate capital discipline | • Deliver on commitments<br>• Optimise operational efficiencies<br>• Apply technology and innovation to enhance efficiencies | • Ensure and maintain stakeholder trust and confidence<br>• Invest in stakeholders<br>• Maintain focus on excellence in ESG performance<br>• Motivate and engage employees<br>• Embed diversity and inclusion |
| • Ongoing brownfield development across the portfolio in Tanzania, Ghana, Guinea, Argentina and Australia | | |
| 42.5% | | 25.0% |

- 5 Failure to meet our operational and safety targets
- 7 Loss of or threats to social licence to operate
- 9 Adverse gold and commodity prices, and currency movements
- 6 Failure to attract and retain critical skills and talent
- 8 Failure to move down the industry cost curve: all-in sustaining cost competitiveness
- 10 Inability to meet investor expectations on responsible mining and increased disclosure (ESG performance)

# STRATEGIC CAPITAL TRADE-OFFS

| Strategic focus area | Rationale | Capitals affected | |
|---|---|---|---|
| | | **Depleted** | **Increased** |
| **Managing the COVID-19 pandemic** | | | |
| **Focus on people, safety and sustainability** | Protecting employees and communities is a top priority, and especially so during a global pandemic. We provided personal protective equipment (PPE) and sanitisers, medical care and facilities, and implemented communication and awareness campaigns on prevention, among other things.<br><br>See ***The year of COVID-19 impact reponse and management*** and the **<SR>** for more information on the impact of the pandemic on our employees, operations and communities, and how this has been managed. | **Human capital:** The pandemic presented a threat to the health and safety of employees. A total of 2,261 employees contracted COVID-19 as of end of March 2021. Most were asymptomatic, and the recovery rate is 94.4%.<br><br>**Financial capital:** Since the outbreak of the pandemic, we have invested $6m in combatting it and protecting employees and communities.<br><br>**Manufactured capital:** production was impacted with enforced operational shut downs in a number of countries; as estimated 140,000oz of production were lost and its impact on all-in sustaining cost is estimated at $55/oz for the year | **Social and relationship capital:** In managing the pandemic and its consequences, we collaborated with stakeholders at all levels. This resulted in improved relationships and close collaboration in preventing infection and responding to the public health and economic aspects of the pandemic<br><br>**Human capital:** employees received full salaries and benefits, even those unable to work during lockdowns and mine closures. Demonstrations of good faith enhanced the quality of relationship with employees |
| **Rationalisation of portfolio/asset sales** | | | |
| **Improve portfolio quality** | The latest review to streamline our portfolio of assets started in 2018 and resulted in the sales of our remaining South Africa assets, and Morila and Sadiola in Mali. The review aimed to sharpen focus on higher-margin, longer life operations and projects that delivered higher returns than those available in the assets sold.<br><br>See ***CEO's review and outlook*** | **Natural capital:** Mineral Resource and Ore Reserve reductions of 53.9Moz and 16.8Moz respectively, related to the assets sold; with respect to GHG emissions intensity, the South African asset sales are expected to reduce our impact in 2021, from 2019 levels<br><br>**Manufactured capital:** Fewer operations in our portfolio has decreased | **Financial capital:** The asset sales in 2020 generated $239m in total, most of which was used to reduce debt. The South African asset sale also contributed to reduced environmental and other liabilities totalling close to $198m as well as a reduced wage bill<br><br>**Manufactured capital:** The quality of the remaining assets overall is enhanced<br><br>**Natural capital:** In 2020, on the back of our aggressive exploration programme, we recorded a 45% increase in the average grade of our Ore Reserve in our remaining portfolio |
| **Focused initiative to develop and convert Ore Reserve** | | | |
| **Improve portfolio quality** | Optimising our mining portfolio and focusing our management attention and capital on longer-life, higher-return assets, was a particular focus once asset sales were completed. A three-year Ore Reserve development and conversion programme started in early 2020. Replenishing the Ore Reserve pipeline is critical to the long-term sustainability and success of our business. The programme is intended to enhance mining flexibility and extend operating mine lives. In terms of capital allocation, this is expected to be a low-risk, high-return investment. Related work is underway at Geita, Siguiri, Iduapriem, Obuasi, AGA Mineração, Serra Grande, Cerro Vanguardia, Tropicana and Sunrise Dam.<br><br>See ***CEO's review and outlook*** | **Financial capital:** Sustaining capital expenditure totaled $532m, while growth capital was $260m | **Natural capital:** In 2020, the Ore Reserve increased by 6.1Moz on a gross basis, and 2.7Moz on a net basis, once depletion was taken into account |

| Strategic focus area | Rationale | Capitals affected | |
|---|---|---|---|
| | | Depleted | Increased |
| **Progressing Colombian projects** | | | |
| **Maintain long-term optionality** | Greenfields exploration in Colombia has led to three new ore discoveries. Two of those – Quebradona and Gramalote – are at an advanced stage, with final feasibility study results expected in 2021, after which the board will make an investment decision in each case.<br>These are high-quality projects that, if approved, would improve the average cost and reserve life of AngloGold Ashanti's overall portfolio.<br>Quebradona, a copper-gold project, also brings commodity diversification to the portfolio. Copper is essential in renewable energy and electric vehicle technologies, which are increasingly sought after as demand for materials that facilitate decarbonisation and reduced emissions grows.<br>See *Planning for the future – projects, exploration and innovation* for details | **Financial capital:** $77m invested in 2020 to advance Gramalote and Quebradona<br>**Natural capital:** Impact on the environment, including water and land, with detailed mitigation plans in place, including large-scale reforestation, restoration of indigenous ecosystems, and the development of an ecopark at the Quebradona site. | **Natural capital:** Potentially adding to our Mineral Resource and Ore Reserve<br>**Social and relationship capital:** At Quebradona, work continued on the integration of social, environmental and economic imperatives into the project and subsequent mining operations - in line with promoting the '#Miningwithpurpose' campaign. Local stakeholder support from the Jericó community has been stable with the most recent survey conducted indicating that a significant majority of residents support the project. In December 2020, the Gramalote project received the "Sello Social de La Minería en Antioquia" in recognition of Gramalote's commitment to community support. The award is presented by the Ministry of Mines of Antioquia to large-scale operations.<br>**Manufactured capital:** If approved<br>**Human capital:** If approved |
| **Obuasi redevelopment** | | | |
| **Maintain long-term optionality** | The Obuasi Redevelopment Project has an estimated Mineral Resource of 29.5Moz. The project is in the process of ramping up to a steady state production rate of 4,000t a day, expected in the second half of 2021. At full production, Obuasi will contribute between 350,000oz and 400,000oz annually during its first 10 years of production, at an estimated all-in sustaining cost of around $825/oz, in 2018 money terms. This is an improvement on the company's average costs and falls in the lower half of the industry cost curve. Obuasi has an estimated mine-life of more than 20 years, with production increasing and costs improving in the second decade of production as higher grade areas are mined.<br>See *Regional review – Africa* for details | **Financial capital:** $455m invested to date in the redevelopment of the Obuasi mine.<br>**Natural capital:** Obuasi's Ore Reserve increased markedly during 2020 as confidence in the orebody was enhanced owing to the detailed mine planning process. AngloGold Ashanti has relinquished about 60.53km$^2$ of land to the government of Ghana, for use by local communities in line with government initiatives. A comprehensive programme is in place to rehabilitate areas of the mine site and address legacy issues. | **Human capital:** Providing employment with priority given to locals and Ghanaian nations. Skills transfer programmes are in place to create skills in areas of scarcity.<br>**Manufactured capital:** Adding to our mining infrastructure, plant and equipment.<br>**Social and relationship capital:** Through the Obuasi redevelopment, we have created local procurement opportunities, partnered with local companies, invested in socio-economic development programme, and fostered positive relationship with government and regulators. |

# ESG PERFORMANCE 2020

## An overview

**Environment, social and governance – ESG – matters encompass those material issues and risks which could potentially impact our ability to create sustained long-term value. These factors are integrated into our strategy through our foundational strategic pillar – Focus on people, safety and sustainability – and are thus vital aspects underpinning our business model.**

Our ESG commitments are informed by a comprehensive materiality assessment which determines our key priorities, risks and opportunities. Our activities are underpinned by strong governance systems and a world-class set of policies, standards and management systems.

COVID-19 has further intensified stakeholders' focus on ESG issues, ranging from how we treat employees, our approach to climate change and human capital, and our efforts to promote sustainable supply chains and communities in which we operate.

Contributing positively to employees, communities and demonstrating responsible environmental stewardship are critical to ensuring our social licence to operate. It is a responsibility we take seriously that covers resource use and land rehabilitation, social justice, good governance, good corporate citizenship, diversity and inclusion, and human rights.

Strong ESG performance is important in maintaining our stakeholder confidence and trust, and in creating sustained value in the long term. This is another area which receives focus at all levels of the business. Consequently, the board, supported by its committees, is actively engaged in oversight and monitoring of the Company's performance, promoting an ethical culture, being a responsible corporate citizen, and ensuring inclusive stakeholder relationships – see our ESG governance framework below.

### Our ESG governance framework

| | |
|---|---|
| **Board**<br>**Robust, active oversight and engagement on ESG and sustainability issues** | **Supported by:**<br>• **Social, Ethics and Sustainability Committee**, which oversees detailed ESG and sustainability performance<br>• **Audit and Risk Committee**, which oversees effective risk management, including that of sustainability-related issues, and ensures ethical conduct through related company policies<br>• **Human Resources and Remuneration Committee**, which ensures remuneration policies are in place and that all employees are remunerated fairly and responsibly, taking into consideration delivery on value creation |
| **Policies, frameworks and standards**<br>**Aligning with global best practice** | • Policies, standards and frameworks that seek to align with global best practice<br>• Policies operationalised through robust management systems<br>• Systems include safety, health, human resources, environment, community affairs, tailings management, security, human rights and closure |
| **Management**<br>**Active engagement, delegation and oversight on execution** | • Executive management team has direct accountability for all aspects of the business, including ESG matters and sustainability<br>• An internal Climate Change Working Group oversees corporate climate change strategy<br>• Monthly and ad hoc reporting on key issues across all operating sites and disciplines |
| **Assurance**<br>**Systematic, well-planned and co-ordinated** | **Comprehensive risk and assurance review process includes**<br>• **AuRisk:** a proprietary risk management system, identifies risks and tracks performance on mitigation measures<br>• **Internal:** detailed combined assurance audits of all sites conducted annually/biannually, led by Internal Audit and supported by all functional sustainability disciplines<br>• **External:** ensuring alignment with global best practice (see below) |

## Sustainability and ESG frameworks and standards

We have ESG standards, policies and frameworks and are signatories to, or members of, several external organisations, frameworks and standards with ESG principles aligned with our values. These affiliations provide another avenue for stakeholders to asses our performance in these areas. Our participation in industry initiatives also enables us to inform and influence global standards and practices, while gaining insight into emerging expectations, risks and best practice.

**These include:**

ICMM International Council on Mining & Metals

GRI

TCFD Task Force on Climate-related Financial Disclosures

World Gold Council

ISO 14001 Environmental Management System

World Economic Forum

UN Global Compact – United Nations Global Compact

Sustainable Development Goals

ISO 45001

Voluntary Principles on Security and Human Rights

International Cyanide Management Code for the Gold Mining Industry

Agenda 2063 The Africa we Want

EITI Extractive Industries Transparency Initiative

OHSAS 18001

### ESG performance and the SDGs

AngloGold Ashanti is committed to the United Nations SDGs to support its 2030 Agenda to end poverty and inequality, protect the planet and ensure prosperity for all. While the SDGs were aimed at national governments initially, the private sector and public companies are increasingly being encouraged to support them.

Our sustainable development strategy, which supports our overall business strategy, is aligned with the SDGs. The SDGs also speak to our ESG performance and are aligned with the 10 principles of the ICMM.

We have categorised and prioritised the SDGs, based on the extent to which each is relevant to our business, as follows:

| | |
|---|---|
| **SDGs identified as those to which we can make a material, positive contribution**<br>Core to our business, and we are committed to making a positive contribution: | 3 Good health and well-being; 5 Gender equality; 8 Decent work and economic growth; 10 Reduced inequalities; 12 Responsible consumption and production; 13 Climate action; 17 Partnerships for the goals |
| **Other SDGs affected in the conduct of our business**<br>Not core to our business but we can positively contribute: | 1 No poverty; 2 Zero hunger; 4 Quality education; 9 Industry, innovation and infrastructure; 11 Sustainable cities and communities; 16 Peace, justice and strong institutions |
| **SDGs we indirectly or negatively affect**<br>Potentially impacted by our activities and require mitigation: | 6 Clean water and sanitation; 7 Affordable and clean energy; 15 Life on land |

# ESG PERFORMANCE 2020 CONTINUED

## An overview

### Sustainability indices

We voluntarily engage with several entities that rank our sustainability/ESG performance, according to their own methodologies. These rankings are based on our ESG-related disclosures and also ESG risks and performance and provide useful external feedback on our performance and benchmarks against our peers. We are proud where we do well but are more focused and work hard on those areas highlighted for improvement. These indices are:

- **S&P Global Corporate Sustainability Assessment (CSA) (formerly SAM CSA)**

S&P Global

S&P Global CSA enables directing reporting of key sustainability metrics and benchmarking of performance on a wide range of industry-specific ESG criteria. CSA results are not only an important resource to the financial community but also to employees, customers and critical NGOs.

In the 2020 assessment, AngloGold Ashanti was ranked number 10 out 134 metals and mining companies in the industry and achieved an overall ESG rating score of 69 versus an industry average of 26.

- **Responsible Mining Index**

Responsible Mining Index

The Responsible Mining Index (RMI) assesses the extent to which large-scale mining companies address a range of economic and ESG issues across their mining activities. AngloGold Ashanti ranked fourth out of 38 global mining companies, and first for emerging market companies, for our mine-site results in the latest RMI rankings. We scored in the top five for performance in economic development, lifecycle management, community wellbeing and environmental responsibility. Other areas which are assessed by the index are business conduct and working conditions.

We were commended for, among others, our transparency in relation to the negative impacts our operations can have, our formalised approach to supporting local procurement and local business development, for our comprehensive approach to mitigating the impacts of collective retrenchment and relatively detailed disclosure of environmental incidents.

**S&P Global CSA (formerly DJSI Robeco SAM CSA)**


80
70
60
50
40
30
20
10
0
60
21
73
17
74
15
69
26
Governance & Economic dimension
Environmental dimension
Social dimension
ESG rating overall score
AngloGold Ashanti
Industry average

**Resposible Mining Index rating**


3.0
2.5
2.0
1.5
1.0
0.5
0
2.4
1.2
2.3
2.8
2.5
1.1
2.8
1.9
2.4
2.8
2.7
2.6
Economic dimension
Business conduct
Lifecycle management
Community wellbeing
Working conditions
Environment
AngloGold Ashanti
Industry average

## FTSE4Good

FTSE4Good

The FTSE/JSE Responsible Investment Index Series (FTSE4Good) is designed to measure the performance of companies demonstrating strong ESG practices. AngloGold Ashanti achieved an overall rating of 4.3 out of 5. This compares favourably with average scores of 2.6 for the gold mining sector, 2.1 for the basic materials industry and 3.5 for South Africa.

## Bloomberg Gender-Equality Index

2021 Bloomberg Gender-Equality Index

This index tracks the financial performance of public companies committed to disclosing their efforts to support gender equality through policy development, representation and transparency. AngloGold Ashanti has been included in the 2021 Bloomberg Gender-Equity Index (GEI) in recognition of the work being done to improve diversity and inclusion across the group. Our overall score of 67% compares with an average score across all sectors of 67% for the mining sector.

Our highest scores were for disclosure, equal pay and gender parity, our sexual harassment policies and our pro-women branding. Although we improved in some areas, opportunities exist to better our performance in others – such as female leadership and talent pipeline, and gender inclusivity. With the support of the board and executive committee to promote gender diversity and create an inclusive working environment, we are well placed to achieve this. See ***People are our business*** and the ***Remuneration report*** for more information.

**ESG practices rating**


5
4
3
2
1
0
3.9
1.7
4.0
1.8
5.0
3.0
4.3
2.1
Environmental score
Social score
Governance score
ESG rating overall score
AngloGold Ashanti
Industry average

**Bloomberg Gender-Equality Index rating**


100
80
60
40
20
0
98 96
53 55
38 40
60 72
49 51
60 68
80 46
67 67
Disclosure Score
Data Excellence Score
Female Leadership & Talent Pipeline
Equal Pay & Gender Pay Parity
Inclusive Culture
Sexual Harassment Policies
Pro-Women Brand
Overall GEI* average
AngloGold Ashanti
Industry average

# E S G PERFORMANCE 2020 CONTINUED

## An overview

# ENVIRONMENT

**RELEVANT SDGs**

3 Good health and well-being; 13 Climate action; 11 Sustainable cities and communities

**VALUES**

We respect the environment.

**STRATEGIC FOCUS AREA:**

Focus on people, safety and sustainability

**STAKEHOLDERS**

Communities and suppliers

Governments and regulators



Geita

**Mining, by its very nature, has a negative impact on the environment. Our primary business activity is to extract gold-bearing rock from the earth. In so doing, land is disturbed. Mining consumes water and energy, generates air emissions and produces various forms of waste that must be safely and responsibly disposed of. Air, water and energy management, the protection of biodiversity, and land rehabilitation are principal environmental focus areas. AngloGold Ashanti acknowledges the extent of our impacts on the natural environment as well as on host communities and is committed to mitigating those impacts.**

Our approach to environmental management is based on responsible stewardship, with the goal of minimising impacts to the environment and the equitable use of natural resources.

Key areas of environmental responsibility are protecting biodiversity, including land rehabilitation, and mitigating impacts on water, energy, and air and climate change. We work actively to integrate environmental management with our operational functions and to formalise cross-functional collaboration.

Our active management aims to minimise impacts, to enhance efficiencies in the use of natural resources, to encourage responsible consumption, and to mitigate and remediate environmental impacts.

Our most material environmental issues are:

- **Energy and climate change:** Innovative methods are used to reduce GHG emissions intensity and we continue to search for ways to improve in this important area. In 2008, we set our first target to cut GHG emissions intensity of our portfolio by 30% over 15 years. We achieved a 43% reduction in carbon intensity by 2018, well before the 2022 self-imposed deadline. New medium-term targets are in the process of being set and will be followed by a pathway to achieve net zero carbon emissions. Hydropower, already used at Kibali in the DRC and at our operations in Brazil, will also feature strongly at our Colombia projects once mining begins there.
- **Water management:** We aim to continuously optimise the volume of water imported for production, and to maximise water re-use within the operations, while preventing the contamination of natural water resources by our activities. We currently recycle about 76% of our total water requirement.
- **Tailings management:** We are committed to implementing the Global Industry Standard on Tailings Management. Our detailed tailings management framework sets principles, standards and guidelines for the construction, management and oversight of our tailings storage facilities (TSFs), and focuses on the sound management of all phases of the TSF lifecycle. Oversight at all levels - from board to site – covers planning and investigation; design, construction and operation; monitoring and checking; and taking corrective action where necessary. In Brazil, we have begun converting our TSFs to dry-stacking structures in compliance with new legislation.

**Integrated closure management:** Managing the social aspects of closure is perhaps the most difficult element of mining, particularly given the growing emphasis on contributing toward

## Compliance

- Our Group Environmental Policy, Standards and Guidelines guide our environmental activities while allowing flexibility to adapt to the varying operational, geographical, climate and regulatory contexts. Each operation's unique set of controls is maintained through its Environmental Management System (EMS), which is ISO 14001: 2015 certified.
- We are in material compliance with all relevant environmental legislation.
- 80% of sites 15014001 certified
- 75% of sites Cyanide code certified

All our gold processing plants are certified in terms of the Cyanide code with the exception of Obuasi mine and Mine Waste Solutions (MWS). MWS was sold on 30 September 2020 while Obuasi has been under construction and redevelopment. Obuasi and will initiate processes for recertification once construction and ramp up to full production is achieved.

the development of resilient and sustainable communities. We aim to identify social transition projects by engaging closely with communities during the life of the mining operation, to promote sustainable local businesses and to continue rehabilitating disturbed land as we operate to reduce final restoration and decommissioning costs. In recent years we have managed to steadily reduce the area of land disturbed. See table on page 72.

## Environmental performance – summary

### Energy and climate change

Our aim is to mitigate our carbon footprint through gains in energy efficiency while insulating our operations and host communities against physical climate risks as a result of the climate crisis.

AngloGold Ashanti has been proactive in acting on climate change and provided early leadership. We are now focused on setting new targets.

Preparatory work is currently underway to set new targets. A new internal Climate Change Working Group (CCWG) has been established with members drawn from key group functions and from all operations. The primary aims of the working group are to review our climate change performance, develop an updated climate change strategy, update our understanding of physical and transition risks and opportunities relating to climate change, develop and update mitigation and adaption priorities for operations and host communities, update climate change metrics and targets, including a revision of related metrics used in management's discretionary remuneration, and oversee implementation of mitigation and adaptation projects.



Geita

# E S G PERFORMANCE 2020 CONTINUED

## An overview

### Energy and climate change (continued)

**Energy usage***
(petajoules)


2016 28.55
2017 29.76
2018 25.38
2019 26.32
2020 25.57

* *South Africa reported for nine months to the date of sale – 30 September 2020*

**Energy usage by region**
(petajoules)

| | 2016 | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|---|
| Africa | 8.46 | 9.16 | 9.36 | 9.93 | **10.29** |
| Americas | 3.94 | 4.23 | 4.13 | 4.31 | **4.17** |
| Australia | 5.62 | 6.32 | 6.72 | 7.68 | **7.77** |
| South Africa | 10.54 | 10.05 | 5.17 | 4.40 | **3.34** |
| **AngloGold Ashanti** | **28.55** | **29.76** | **25.38** | **26.32** | **25.57** |

**GHG emissions***
(kilotonnes of GHG)


2016 4,062
2017 3,953
2018 2,571
2019 2,570
2020 2,337

* *South Africa reported for nine months to the date of sale – 30 September 2020*

**GHG emissions by region**
(kilotonnes of GHG)

| | 2016 | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|---|
| Africa | 682 | 666 | 676 | 825 | **770** |
| Americas | 180 | 182 | 168 | 177 | **166** |
| Australia | 336 | 372 | 395 | 449 | **451** |
| South Africa | 2,864 | 2,733 | 1,322 | 1,218 | **949** |
| **AngloGold Ashanti** | **4,062** | **3,953** | **2,571** | **2,570** | **2,337** |



Quebradona

## Water

Water is a valuable and often scarce resource. It is also one which we share with other users such as farmers, local industries and communities. Our aim is to prevent any contamination of water sources and improve our water use efficiencies by minimising the volumes of water imported/drawn for use in our mining and processing activities and maximising its re-use and recycling at the operations.


G5249A

Geita

### Water usage*
(gigalitres)


2016
56.7
2017
52.2
2018
45.9
2019
47.9
2020
47.4

* *South Africa reported for nine months to the date of sale – 30 September 2020*

### Water usage by region
(gigalitres)*

| | 2016 | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|---|
| Africa | 11.9 | 16.7 | 15.6 | 15.8 | **17.4** |
| Americas | 8.1 | 8.3 | 7.8 | 8.8 | **10.6** |
| Australia | 7.6 | 6.8 | 7.7 | 8.7 | **8.7** |
| South Africa | 23.2 | 20.5 | 7.7 | 8.7 | **10.7** |
| **AngloGold Ashanti** | **56.7** | **52.2** | **45.9** | **47.9** | **47.4** |

### Number of reportable environmental incidents*


2016
1
2017
3
2018
2
2019
3
2020
8

* *South Africa reported for nine months to the date of sale – 30 September 2020*

### Number of reportable environmental incidents by region

| | 2016 | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|---|
| Africa | – | 2 | 1 | 1 | **6** |
| Americas | 1 | – | – | – | **2** |
| Australia | – | – | – | – | **0** |
| South Africa | – | 1 | 1 | 2 | **0** |
| **AngloGold Ashanti** | **1** | **3** | **2** | **3** | **8** |

# E S G PERFORMANCE 2020 CONTINUED

## An overview

### Tailings management

At the start of 2020, AngloGold Ashanti managed 34 tailings facilities – 60% active, 20% being remined and 20% inactive (dormant). At the end of the year, after the sale of assets, the portfolio had been reduced to 22 TSFs, of which 15 were active and seven inactive.

The ICMM's Global Industry Tailings Standard on Tailings Management was launched in August 2020. As a member of the ICMM, we have committed to implement the standard at all facilities within five years. The group's tailing engineers staff have prepared a gap assessment against the Standard's requirements to be rolled out to operations starting in 2021.

We have also developed a detailed framework for tailings management practice that sets principles, standards and guidelines for the construction, management and oversight of TSFs.

The framework focuses on the sound management of all phases of the lifecycle of a TSF and recognises that each TSF is unique and that no single design or operating technique can be universally adopted.

### Integrated closure management

Our integrated closure management standard aims to ensure that our activities minimise adverse impacts on people, the environment and broader society. Our Closure Planning Standard, implemented in 2013, sets a consistent benchmark across all operations and ensures a multi-disciplinary approach in identifying and managing current and future closure risks and liabilities.

The social aspects of managing mine closure is increasingly important with a growing emphasis on contributing towards resilient and sustainable communities during the lifecycle of the mining operation that will leave a positive impact long after closure. See *Resilient, self-sustaining communities* in the <SR>.

### Land under management, land rehabilitated, and rehabilitation liabilities

| | Land (ha) | | | Rehabilitation liabilities ($m) | | | |
|---|---|---|---|---|---|---|---|
| Region | Under management | Rehabilitated to date | Disturbed and not yet rehabilitated | Restoration | Decommissioning | Total 2020 | Total 2019 |
| Africa | 243,188 | 2,173 | 9,248 | 248.1 | 164.4 | **412.5** | 408.7 |
| Americas | 77,471 | 688 | 2,943 | 126.2 | 33.0 | **159.2** | 167.0 |
| Australia | 121,681 | 1,050 | 4,803 | 68.7 | 42.2 | **110.9** | 96.8 |
| South Africa | 19,171 | 1,331 | 8,887 | – | – | **–** | 96.6 |
| Less equity-accounted investments | | | | (3.1) | (20.6) | **(23.7)** | (54.0) |
| Less liabilities held for sale | | | | – | – | **–** | (96.4) |
| **AngloGold Ashanti** | **461,511** | **5,243** | **25,881** | **439.9** | **219.0** | **658.9** | **618.7** |

More detail on each of these material environmental issues is provided in the <SR>

A detailed breakdown of our environmental statistics by operation is available online – see ESG data tables at www.aga-reports.com



Iduapriem – TSF

# SOCIAL

**RELEVANT SDGs**

3 Good health and well-being · 13 Climate action · 11 Sustainable cities and communities

**STRATEGIC FOCUS AREA:**

Focus on people, safety and sustainability

**VALUES**

We treat each other with dignity and respect.

We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.

We are accountable for our actions and undertake to deliver on our commitments.

**STAKEHOLDERS**

Employees and unions · Governments and regulators · Communities · NGOs



Iduapriem

The health and safety of our employees and host communities is central to our ability to operate sustainably. In helping to build livelihoods in host communities, we work with a range of stakeholders at local and national level, on projects and initiatives in the areas of health, education, infrastructure and business development, among others.

Creating direct economic opportunity can help build trust and acceptance of the mining industry and can lead to increased community collaboration and economic growth. While community demands and the complexity of social challenges faced may at times be felt more acutely at mining operations in emerging economies, where the challenges of poverty, unemployment and inequality are most visible, the concept of shared value is relevant across all of our operating jurisdictions.

Our social conduct is critical for us to maintain our social licence to operate.

Our most material social matters are:

**Employees**

- Employee safety
- Employee health
- Integrated talent management

**Communities**

- Community health
- Resilient, self-sustaining communities
- Integrated closure (see *environmental performance*)
- Artisanal and small-scale mining

## Social performance – summary

### Employee safety

Our goal is to have workplaces that are free of injury and harm by 2030. AngloGold Ashanti has made significant strides in improving safety in recent years and our systematic and integrated safety strategy is embedded through our executive and senior operational leadership teams.

### Compliance

All our operating mines are OHSAS 18001:2007 certified, with Geita, Iduapriem, Siguiri, Cerro Vanguardia, Sunrise Dam and Tropicana Mines already migrated to ISO 45001:2018, with the remaining operations to follow. The certification process has however been impacted by COVID-19 travel restrictions.

Notwithstanding this improvement, we deeply regret the loss of six colleagues during the past year. We extend our condolences to all affected by their passing. The deceased are Justice Cudjoe and Justice Obeng Sarkodie (Obuasi), and Xolani Ngqwemese, Mokhethe Johannes Radebe, Luca Maapea and Thabo Reuben Rakometsi (Mponeng).

We continue to consolidate progress made in recent years by reviewing the safety strategy. We have developed detailed action plans at a group level for the next three years, with the regional and operational leads adapting and incorporating the strategy into site improvement plans considering local circumstances and relevance. Specific emphasis has been on analysing the correlation between critical control failures in critical control monitoring and control failures that contributed to High Potential Incidents. Through this work we seek to establish a more holistic and proactive risk management approach to prevent high consequence incidents.

**Occupational fatalities**
(number of fatalities)


2016 5 2 7
2017 5 2 7
2018 2 1 3
2019 0
2020 4 2 6
Employees
Contractors

# ESG PERFORMANCE 2020 CONTINUED

## An overview

### Group all injury frequency rate

(per million hours worked)


8
7
6
5
4
3
2
1
0
7.71
7.49
4.81
3.31
2.39
2016
2017
2018
2019
2020

### Group all occupational disease frequency rate

(per million hours worked)


8
7
6
5
4
3
2
1
0
7.13
7.03
3.29
1.36
0.72
2016
2017
2018
2019
2020

### All injury frequency rate

(per million hours worked)

| | 2016 | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|---|
| Africa | 0.51 | 0.39 | 0.49 | 0.62 | **0.55** |
| Americas | 3.96 | 3.29 | 3.97 | 3.84 | **3.68** |
| Australia | 9.49 | 8.53 | 9.14 | 7.33 | **3.74** |
| South Africa | 12.02 | 12.68 | 10.25 | 6.60 | **6.12** |
| **AngloGold Ashanti** | **7.71** | **7.49** | **4.81** | **3.31** | **2.39** |

### All occupational disease frequency rate

(per million hours worked)

| | 2016 | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|---|
| Africa | 0.13 | 0.00 | 0.03 | 0.03 | **0.00** |
| Americas | 3.56 | 3.67 | 0.16 | 0.32 | **0.00** |
| Australia | 0.00 | 0.50 | 0.00 | 0.21 | **0.00** |
| South Africa | 11.80 | 12.39 | 10.18 | 4.81 | **5.06** |
| **AngloGold Ashanti** | **7.13** | **7.03** | **3.29** | **1.36** | **0.72** |

### Employee and community health

The COVID-19 pandemic led to improved integration of health risk management across the company, beyond occupational health and into our over-arching business strategy.

The pandemic required significant focus and resources across AngloGold Ashanti as we worked to limit the spread of the virus and safely maintain operational continuity. Given the close association between employees and communities, the measures we took focused on both stakeholder groups. As at 19 March 2021, AngloGold Ashanti had conducted more than 50,800 COVID-19 tests of which 2,794 employees had tested positive. About 94.4% of the confirmed cases have fully recovered. Sadly, 13 of our employees succumbed to COVID-19-related illnesses.

We remained focused on reducing occupational illnesses and recorded a reduction of 47% year-on-year. When excluding the assets sold, there were no occupational illnesses recorded on our existing portfolio. We continue work to improve employee wellness, including fitness for work and general physical and mental well-being. See <SR> for further details.

Our most significant and successful community health initiative is our malaria control programme which is in place at all operating sites in our Africa region, and protects more than 1 million people.

### Silicosis class action and the Tshiamiso Trust

In July 2019, a full bench of the Johannesburg High Court approved the settlement of the silicosis and TB class action suit in South Africa, providing a route to compensation for affected mineworkers and their families. The settlement was between the Occupational Lung Disease Working Group – representing African Rainbow Minerals, Anglo American South Africa, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater – and the settlement classes' attorneys, Richard Spoor Inc, Abrahams Kiewitz Inc and the Legal Resources Centre.

The settlement agreement relating to the silicosis and TB class action became effective on 10 December 2019, following the legal processes that had to be in place for a trust to be established. The Tshiamiso Trust was subsequently registered on 7 February 2020. The trust has begun its work tracking class-action members, processing claims submitted, undertaking medical examinations and paying benefits to eligible claimants, in accordance with the terms of the historic silicosis and TB class action settlement agreement.

For more details and updated information on the trust's work, see: https://www.tshiamisotrust.com/wp-content/uploads/2020/11/13-11-2020-Tshiamiso-Trust-Progress-report.pdf.

## Integrated talent management

Having productive employees with the necessary talents, skills, knowledge and experience enables AngloGold Ashanti to deliver on its strategy and create value. Managing our talent and ensuring a pipeline of appropriately skilled employees to sustain the business in the long term, is key. We achieve this through our talent management strategy, which is supported by learning and development initiatives. In 2020, $11m was invested in employee learning and skills development (2019: $12m) in total.

Diversity and inclusion is central to our human resources strategy, and to this end a Global Diversity and Inclusion Framework, approved by the board in 2019, is designed to foster the empowerment of all staff, irrespective of race, gender, ethnicity, religion and sexual orientation, or disability. This framework is aligned with the principles of the ICMM and UNGC as well as AngloGold Ashanti's human resource objectives. For more detail, see <SR>.

## Building resilient, self-sustaining communities

Communities are a material stakeholder in our business and creating and sharing value with them helps secure our social licence to operate. As a responsible mining company, we aim to ensure stakeholders see meaningful benefit from our operations. We do this through ongoing engagement that allows us to identify projects relevant to communities and support them so they can have measurable and sustainable impacts on the communities in which we operate. For more detail see <SR> page ■■.

# $508m

**Paid to employees (salaries, wages and benefits)**

(2019: $591m)

### Average number of employees
(including contractors)

| | 2016 | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|---|
| Africa | 12,691 | 13,593 | 14,833 | 15,786 | **16,829** |
| Americas | 8,126 | 8,511 | 7,973 | 8,114 | **8,789** |
| Australia | 925 | 974 | 1,051 | 1,140 | **1,230** |
| South Africa | 28,507 | 26,245 | 18,803 | 7,870 | **8,297** |
| Other | 2,400 | 2,157 | 1,589 | 1,353 | **1,807** |
| **AngloGold Ashanti** | **52,649** | **51,480** | **44,249** | **34,263** | **36,952** |

## Our performance

**Gender diversity – female representation by region**
(%)


%

| | |
|---|---|
| Americas | 10% |
| Australia | 20% |
| Africa | 10% |
| South Africa | 16% |
| Corporate office | 44% |

**Board gender representation**


%

| | |
|---|---|
| Male | **56%** |
| Female | **44%** |

**Executive management gender representation**


%

| | |
|---|---|
| Male | **67%** |
| Female | **33%** |

| | |
|---|---|
| Board – female directors | 4 |
| Executive Committee – female members | 2 |

# E S G PERFORMANCE 2020 CONTINUED

## An overview

Our community development initiatives are aimed at maximising the impact in the following areas:

- **Infrastructure** – includes water security, renewable energy initiatives, waste management and sanitation, roads, and health and education facilities
- **Socio-economic development** – includes a focus on food security and economic activities independent of mining
- **Skills development** – education and training initiatives aimed at increasing local talent pools as well as skills to reduce dependence on commercial mining, and artisanal and small-scale mining; a focus on youth and women development
- **Community awareness initiatives** – these have focused on campaigns related to the COVID-19 pandemic, to the environment and climate change, greening initiatives and climate adaptation. In Brazil and the DRC, we use mainly hydropower, and we are planning to use it in Colombia, once the projects start operating. In Australia, both Sunrise Dam and Tropicana use power generated by liquified natural gas (LNG)

### Artisanal and small-scale mining

Artisanal and small-scale mining (ASM) is the informal and sometimes illegal mining of either previously mined areas or in some cases sites belonging to AngloGold Ashanti. Many of those involved are subsistence miners, working in dangerous conditions to earn a living. Others are part of collectives, mining for larger operatives, with little consideration for safety or the environment.

We have long advocated for the formalisation of ASM, helping to educate and provide safer work environments and alternative avenues to secure a living.

### Community investment ($m)

| | 2016 | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|---|
| Africa | 7.6 | 9.0 | 8.1 | 17.9 | **11.3** |
| Americas | 9.0 | 9.8 | 9.4 | 9.8 | **5.6** |
| Australia | 0.6 | 0.7 | 0.7 | 0.7 | **0.8** |
| South Africa | 4.6 | 6.0 | 5.2 | 4.0 | **2.3** |
| Equity-accounted investments | (1.6) | (1.5) | (1.2) | (1.1) | **0** |
| **AngloGold Ashanti** | **20.2** | **24.1** | **22.2** | **27.7** | **20.0** |

**Community investment spend**
(by focus area)


40
35
30
25
20
15
10
5
0
1%
8%
1%
17%
22%
10%
40%
Arts, culture and heritage
Education and youth
Environment
Health
Donations and capacity building
SME support
Social infrastructure

At Siguiri in Guinea, where artisanal small-scale miners are active on our concession, we work with local and regional authorities, community leaders and other stakeholders to assist in mitigating or reducing this risk to communities and our operations. A memorandum of understanding was signed with the community and authorities in late 2019, which helped keep our active pits clear of illegal mining.

We have also initiated a multi-stakeholder ASM formalisation process, led by the Guinean government. In Tanzania, Ghana, Mali and Colombia, we are part of ongoing multi-stakeholder initiatives to advance co-existence and formalisation.

We will continue to co-operate with governments, communities, civil society, the private sector and international bodies, focusing on dialogue with all stakeholders, as we seek to build resilient self-sustaining host communities. For more information on this, see <SR>.

### Indigenous peoples

Australia is the only country in which we operate where Indigenous Peoples and their communities are adjacent to our sites. Over the past 30 years, we have developed a solid foundation for constructive community engagement and relationships, with good levels of co-operation with the traditional owners in the Eastern Goldfields of Western Australia have adopted a comprehensive community investment strategy that targets: education support; health and wellbeing; indigenous employment; and progressive contracting and procurement practices supporting the development of Aboriginal-owned businesses. See the case study on the partnership with Aboriginal contractor, Carey Mining Pty Ltd on the website.

As standard practice, we consult with Indigenous Peoples and their representatives on new exploration programmes or new mining projects. Heritage surveys, field inspections and monitoring of exploration activities are practical aspects of our heritage protection process. This process is designed to ensure full compliance with applicable federal and state legislation.

There are potential legislative changes regarding indigenous heritage laws in Australia, given the risks highlighted by the destruction of Juukan Gorge in Western Australia. The Indigenous Affairs Minister of Western Australia (WA), the Chamber of Minerals and Energy of WA (CMEWA) and its members, which include AngloGold Ashanti Australia, have been actively engaged in, and are supportive of, the reform process of the Aboriginal Heritage Act 1972 (WA), and will continue to support the ongoing, extensive consultation process. We believe that reforming the Act will deliver a modernised legislative framework, which will further empower traditional owners and local knowledge holders to make informed decisions about their own cultural heritage.

In addition, AngloGold Ashanti Australia is working with the Minerals Council of Australia, as a member of the newly established Indigenous Partnerships Committee, to develop a collective industry response to rebuild trust and drive the next generation of partnerships with Aboriginal and Torres Strait Islander landowners and communities.

# GOVERNANCE



Geita

**RELEVANT SDGs**

16 Peace, justice and strong institutions

17 Partnerships for the goals

**STRATEGIC FOCUS AREA:**

Focus on people, safety and sustainability

**STAKEHOLDERS**

Investment community · Employees and unions · Governments and regulators · Communities · Suppliers · Industry partners and peers

**VALUES**

- Safety is our first value.
- We treat each other with dignity and respect.
- We are accountable for our actions and undertake to deliver on our commitments.
- We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.
- We value diversity.
- We respect the environment.

AngloGold Ashanti has robust corporate governance measures in place and applies the principles and recommendations set out in the South African governance report, King IV, together with other relevant laws and regulations. We comply with the listings requirements of the stock exchanges on which we are listed and are committed to promoting good governance. Our **Code of Business Principles Ethics**, together with our values, guides our conduct, our decision-making and that of our contractors.

The board, recognising that good governance underpins value creation for all stakeholders and the sustainability of the business, provides ethical leadership and is ultimately responsible for our corporate governance.

Our most material governance matters are:

- Navigating regulatory and political uncertainty and risk
- Human rights (in terms of promoting an ethical culture)
- Corruption, ethics and conflicts of interest
- Remuneration – rewarding performance

For more information on our governance framework, structures and processes, see *Corporate governance* in this report.

## Governance performance– summary

### Compliance – navigating regulatory and political uncertainty and risk

AngloGold Ashanti's geographical spread makes its legal and regulatory environment diverse and complex. Given the critical importance of compliance in building a sustainable business, the group compliance function plays an essential role in co-ordinating and ensuring compliance with laws and regulations, standards and contractual obligations, and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures. See *Managing our risks and acting on opportunities* in this report and also *Navigating regulatory and political risk* in the <SR>.

Furthermore, regulatory and political uncertainty escalated dramatically during a year marked by a complex interplay of political, economic and social factors in the face of the COVID-19 pandemic. As we navigate the geopolitical landscape in which we operate, our approach is guided by our Government Relations Policy.

### Human rights

Respect for human rights is fundamental to our business and embodied in our values – from valuing the safety and health of individuals, and treating every individual with dignity and respect, to valuing and respecting communities and the environment.

# E S G PERFORMANCE 2020 CONTINUED

## An overview

The issue of human rights cuts across the entire business and our Global Human Rights Policy extends to our business partners including supply chain, state and joint venture partners, and public and private security providers.

Our approach to human rights is guided by our Human Rights Policy, and Human Rights Due Diligence Standard and Guideline. Our human rights framework is informed by the Universal Declaration of Human Rights and the United Nations Guiding Principles for Business and Human Rights (UNGPs). We refer to all internationally recognised human rights as expressed in the International Bill of Human Rights and the International Labour Organisation Declaration on Fundamental Principles and Rights at Work.

Our policy is consistent with the 10 principles of the UNGC and our commitment includes the rights of Indigenous Peoples, women, and other groups in society whose situation may render them particularly vulnerable to adverse impacts on their rights.

Due diligence self-assessments of our human rights performance have been conducted at all sites and we continue to provide human rights awareness training in the form of induction, classroom-based, refresher or online training. All operations have grievance and independent anonymous whistle-blowing mechanisms to ensure that all grievances and/or allegations are investigates and acted on. Currently, a comprehensive review of the human rights framework is underway ahead of a relaunch of these programmes and initiatives during 2021.

Our approach to human rights encompasses issues related to security management, responsible sourcing, gender-based violence and Indigenous Peoples. Although only our operations in Australia are close to indigenous communities. AngloGold Ashanti seeks to ensure that our interactions with Indigenous Peoples are in keeping with the basic human rights and their social, economic and environmental interests.

Our approach to responsible sourcing considers the possible severity of potential human rights infringements in our supply chain, and the reputational risks this could hold for the Company. As such, we maintain our commitment to ensuring that we assess and investigate the ethics, labour and environmental practices of our direct and indirect suppliers. During 2020, we updated our supplier self-assessment questionnaire to encompass modern slavery requirements which focus on potential related risks in our supply chain.

**Performance 2020**

- No human rights violations were reported for the third consecutive year
- 99.7% of security personnel attended VPSHR training
- 11,574 people employees attended human rights awareness training
- Human rights due diligence self-assessments conducted at all sites

### Corruption, bribery and conflicts of interest

In line with our governance framework and Code of Ethics, ethical, responsible corporate citizenship entails combatting corruption, bribery and conflicts of interest. During 2020, key activities undertaken in this regard by the Group Compliance team included the global roll out of online anti-bribery and anti-corruption training to all employees with computer access. All employees without online access received annual DVD training. In line with good governance, all governance body members were also required to complete this training. More than 5,600 employees, including governance body members, successfully completed the training, which included rigorous self-assessments. The training covers anti-bribery and anti-corruption; payments to government officials, gifts, hospitality and sponsorships, engagement of agents and intermediaries, conflicts of interest, reporting wrongdoing, political donations and activities, interacting with government officials, and procedures for hiring agents and intermediaries. The training and communications are in addition to our posters, corporate email communications, compliance intranet portal communications, and SMS communications in certain jurisdictions.

Given our geographic footprint and the many languages spoken across our jurisdictions, whistle-blower hotlines are active by country and/or operation. Around 15 such lines are operational. While these lines are used for all complaints, a dedicated ethics email address is available. Complaints can also be reported via the tip-offs website.

In all, 176 complaint reports were received across the group in 2020 versus 142 in 2019.

For more related information, see the <SR>

## Remuneration – rewarding performance

Our renumeration policy aims to hold senior executives accountable for the success of the business by remunerating based on performance.

Our remuneration policy aims to:

- promote an ethical culture and responsible corporate citizenship
- motivate and reward the right behaviour and performance of employees and executives in delivering on all aspects of our strategy.

Our long-term share incentive plan, the Deferred Share Plan (DSP), is designed to encourage employees to meet strategic short-, medium- and long-term objectives that will enable value creation for all stakeholders, by achieving defined objectives. ESG factors – safety, health, environment, community, people – together have a combined weighting of 25% in the DSP performance scorecard for 2020.

AngloGold Ashanti is committed to gender and pay equality. In line with recent market best practice, the Company has amended its methodology for determining the gender pay gap ratio, using 2020 as the base year for future comparisons. This revised methodology includes development of a robust approach to measuring progress made with the aim of continuously improving gender equality. The gender pay-gap differentials at middle management level and above indicate that men are paid 8.14% more than women. Attention will be directed to addressing this disparity.

The proportion of women employees, particularly in senior roles, remains low. This is being steadily addressed and greater attention is being given to attracting, developing and retaining women in the mining workforce. Furthermore, metrics included in the incentive scheme are designed to improve the gender ratio. We will continue to monitor pay differentials and will take action as appropriate. See ***Rewarding delivery*** in this report for more detail.

For more detailed remuneration information, see ***Rewarding delivery*** in this report


VOLVO

AGA Mineração – Lamego

# ESG PERFORMANCE 2020 CONTINUED

## Group summary

## E ENVIRONMENT

**Energy consumption**

**25.57PJ**

(Efficiency: 0.65GJ/tonne treated)

**GHG ($CO_2$e) emissions**

**2,337kt**

(Efficiency: 33kg/tonnes treated)

**Water used**

**47,405ML**

(Efficiency: 0.69kl/tonne treated)

**Land under management**

**461,511ha**

rehabilitated with total rehabilitation liabilities of $658.9m

**Environmental incidents**

**8**







## G GOVERNANCE

TAXES

**Total current taxes paid**

**$562m**

**Royalties and other taxes paid**

**$284m**

**Taxes paid on behalf of employees**

**$209m**

DIVERSITY & INCLUSION

Stronger, together

Committed to promoting gender, ethnic and cultural diversity, inclusivity and tolerance within the region

# S SOCIETY

**People employed on average**

**36,952**

(includes contractors)

**Salaries, wages and other benefits**

**$508m**

**Training and development**

**$11m**

**Local procurement**

**$2.12bn**

82% of total procurement spend of $2.58bn

**Enhanced, robust Responsible Sourcing Programme implemented to ensure consistency, fairness and parity in screening of suppliers**

**Community investment**

**$20.1m**





**Compliance**

**ISO 14001**
**80% of sites certified**

**Cyanide Code**
**88% of sites certified**

**Security and human rights**

**No incidents or allegations**

The Voluntary Principles on Security and Human Rights (VPSHR) applied

**99.7%**

of security personnel attended VPSHR training

# CFO'S REPORT

# DISCIPLINED GROWTH



Ian Kramer / Interim Chief Financial Officer

**The Company reported solid operational and financial performances for 2020, with progress made in delivering on strategic commitments, despite the COVID-19 pandemic. At the start of the year, AngloGold Ashanti outlined a series of important objectives as it sought to streamline the business, further strengthen its balance sheet, improve the overall quality of its portfolio, increase the lives of its key assets and ensure improved direct returns to its shareholders.**

## Executive summary [(1)]

AngloGold Ashanti demonstrated its ability to balance the competing capital needs of the business while delivering improved value to shareholders.

Progress was made on each of these objectives, with the increased investment in its ore bodies yielding net increases in Ore Reserve and Mineral Resource of continuing operations; the redevelopment of the Obuasi mine tracking to its revised schedule; the portfolio streamlined following the sale of operating assets in South Africa and Mali; the balance sheet further strengthened with debt at its lowest levels in a decade and a marked improvement in cash generation; and feasibility studies for two Colombian projects progressing to schedule ahead of investment decisions in 2021. The improved performance of the business, coupled with a higher dividend payout ratio, ensured a fivefold increase in the annual dividend payment for 2020. The Company achieved all of these strategic milestones without approaching shareholders for new equity in the last decade.

Financial highlights of the year under review include:

- Free cash flow increased 485% year-on-year to $743m in 2020 – excluding asset sale proceeds – from $127m in 2019
- Free cash flow before growth capital up 124% year-on-year to $1,003m in 2020, from $448m in 2019
- Net cash inflow from operating activities increased 58% to $1,654m in 2020, from $1,047m in 2019
- Achieved revised 2020 full-year guidance: Production of 3.047Moz in 2020, notwithstanding COVID-19 impacts estimated at 140,000oz
- All-in sustaining costs (AISC) margin from continuing operations rose to 42% in 2020, from 30% in 2019
- Basic earnings from continuing operations increased 160% year-on-year to $946m in 2020, from $364m in 2019
- Adjusted EBITDA for continuing operations up 56% year-on-year to $2,470m in 2020, from $1,580m in 2019; highest since 2012
- Dividend increased more than fivefold to approximately 48 US cents per share in 2020, from 9 US cents per share in 2019
- Adjusted net debt from continuing operations down by 62% year-on-year to $597m in 2020, from $1,581m in 2019; lowest in the last ten years

## Group financial performance

Net cash inflow from operating activities for the year increased by 58% to $1,654m in 2020 compared to $1,047m in 2019. Free cash flow for the year improved by 485% to $743m in 2020 compared to $127m in the prior year, primarily driven by the increase in received gold prices.

Production for 2020 decreased by 7%, mainly due to the sale of our remaining South African producing assets, the cessation of mining activities at Sadiola and Morila in Mali, and the impact of the COVID-19 pandemic. The group's AISC came in at $1,059/oz in 2020, compared with $998/oz in 2019. The COVID-19 impact on production in 2020 was estimated at 140,000oz or 5% and its impact on AISC was estimated at $55/oz or 5%. Production from continuing operations for 2020 was 2.806Moz at a total cash cost of $790/oz, compared with 2.862Moz at a total cash cost of $746/oz in 2019. AISC for these continuing operations was $1,037/oz in 2020, compared with $978/oz in 2019. On a continuing operations basis, the impact on production from COVID-19 in 2020 was estimated at 59,000oz or 2% and its impact on AISC was estimated at $32/oz or 3%.

*[(1)] The information included in the Chief Financial Officer's review is provided for the AngloGold Ashanti group (including South Africa for the nine months to September 2020), unless otherwise indicated as continuing operations. Following the announcement of the South African asset sale and the conclusion of the sale in September 2020, the South African operations are recorded as discontinued operations in the 2020 financial results.*

*In 2020, AngloGold Ashanti demonstrated its ability to balance the competing capital needs of the business while delivering improved value to shareholders*

The performance for the year was underpinned by Geita's highest annual production level in 15 years, while steady performances at Kibali, Iduapriem, Siguiri, Sunrise Dam, and AGA Mineração helped offset declines in production at Tropicana, Cerro Vanguardia and Serra Grande. The Obuasi Redevelopment Project continued its ramp-up, delivering 127,000oz in production despite delays in receiving equipment and in the arrival of skilled personnel, critical to the project, as a result of lockdowns in various jurisdictions during the year.

The higher gold price helped drive the improved financial performance year-on-year. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) rose 50% year-on-year to $2,593m in 2020, from $1,723m in 2019.

Basic earnings attributable to equity shareholders for the year ended 31 December 2020 were $953m, or 227 US cents per share, compared with a $12m loss, or 3 US cents loss per share in 2019. Basic earnings for the continuing business for the year ended 31 December 2020 were $946m, or 225 US cents per share, compared with $364m or 87 US cents per share in 2019.

Headline earnings for the year ended 31 December 2020 were $1,000m, or 238 US cents per share, compared with $379m, or 91 US cents per share in 2019. Headline earnings benefitted from the higher gold price net of increased profit-related taxes. In line with the capital allocation discipline strategy, the Company has demonstrated its ability to balance the competing capital needs of the business while delivering improved dividends to shareholders.

**Among the key financial milestones achieved in 2020 were:**

| | |
|---|---|
| Free cash flow up more than fivefold to $743m, driving Adjusted net debt to its lowest level in ten years, at $597m | ✓ |
| Annual guidance met or improved upon for the eighth consecutive year on production, cost and capital expenditure | ✓ |
| Dividend pay-out ratio doubled to 20% of free cash flow before growth capital; annual dividend increased fivefold, a 2% yield | ✓ |
| Improved balance sheet flexibility with new $700m, 10-year bond at a record low coupon for AngloGold Ashanti of 3.75% per annum | ✓ |
| Commercial production achieved at Obuasi Phase 1; Phase 2 90% complete | ✓ |
| Achieved commercial underground production at Tropicana's Boston Shaker - on schedule and within budget | ✓ |
| Began development of a third underground mine at Geita, waste-stripping at Iduapriem Cut 2 and Tropicana Havana Stage 2 | ✓ |
| Ensured tight cost management to maximise the benefit of a higher gold price | ✓ |
| Streamlined the portfolio with the sale of the South African operating assets, as well as the Sadiola and Morila operations in Mali | ✓ |

## Strategic priorities

Maintaining a reliable track record of consistent and prudent behaviour as custodians of shareholder capital continues to be central to our approach. Capital allocation continues to remain disciplined and focused on improving value creation through effective management and without placing undue financial or operating risk on the business. This approach does not prioritise scale, but rather focuses on sustainable margins and free cash flow growth to improve total returns to shareholders over time.

The integrity of the balance sheet is fundamental to the long-term health of the business and enforces disciplined decision-making in allocating capital. This means that the Company will continue to rank and prioritise its investments, assessing them not only on their returns but also on their affordability with respect to maintaining leverage ratios at or around targeted levels. Importantly, the Company will weigh these competing priorities and consider the full suite of financing opportunities available when determining whether or not to proceed with an investment.

# CFO'S REPORT CONTINUED

Our free cash flow generation is applied in a balanced manner to the four pillars of our capital allocation strategy, consisting of sustaining capital expenditure to prioritise Ore Reserve growth; maintaining a strong and solid balance sheet to provide optionality and flexibility through the cycle; return of value to shareholders through a policy of competitive dividends; and self-funding any major growth capital projects.

## Disciplined, shareholder-focused capital allocation


Operating and capital productivity
Net operating cash flow
Sustaining capital
Prioritising Ore Reserve growth
Sustaining free cash flow
Strong balance sheet
<1.0x adjusted net debt/EBITDA through the cycle
Dividends
20% of free cash flow pre-growth capital
Growth capital
Targeting a return in excess of our hurdle rate
Excess cash flow
Further debt reduction
Additional dividends should capacity exist
Growth

- Reinvesting in our asset base to support the long-term sustainability of our business
- Commitment to cash returns to shareholders
- Solid balance sheet underpins flexibility and optionality through the cycle
- Growth focused on risk-adjusted returns
- Allocation of excess cash tested against shareholder returns

In order for the continued successful application of this capital allocation discipline, from a financial perspective the strategic focus remains mostly on the following three aspects:

### Margin improvement

We have maintained a good margin, while self-funding our business, through years of a difficult market. In 2020, we continued to focus our efforts on driving operational excellence and cost efficiencies across our business thereby enhancing our margins. We have seen the AISC margin step up to around 40% this past year from continuing and discontinued operations, given our continued cost discipline and as the gold price moved higher. For our continuing operations, the margin is even higher at 42%.

**All-in sustaining costs (AISC)* vs. gold price received**


($/oz)
2,000
1,500
1,000
500
Spot**
$1,744/oz
14% margin
19% margin
21% margin
21% margin
16% margin
23% margin
28% margin
40% margin
2013
2014
2015
2016
2017
2018
2019
2020

AISC* Average Gold price

* World Gold Council standard
** Spot – 19 March 2021

## Improve balance sheet strength and preserve liquidity

On 18 March 2020, the Company drew $900m under the US dollar RCF to fund the repayment of the $700m 5.375% bonds that matured on 15 April 2020 and to support short-term liquidity in the event of continuing disruptions in the global financial markets as a result of the outbreak of the COVID-19 pandemic. A further $450m was drawn on the remainder of the US dollar RCF and received on 27 March 2020.

Since there was significant uncertainty with regards to the potential impact of the global pandemic, the Company entered into a $1bn standby facility in April 2020 in order to bolster liquidity.

As a result of the pandemic driven gold price rally, the Company's ability to generate free cash flow improved markedly during the year, with total free cash flow for the year increasing more than fivefold to $743m. In parallel to this, in September 2020 we issued a new $700m, ten-year bond, at a coupon of 3.75%, the lowest in the history of the Company. The combination of substantial free cash flow and the new bond issued allowed the Company to repay its drawn US dollar RCF in full in the second half of the financial year. We also cancelled the $1bn standby facility in October 2020.

Our focus on maintaining a strong balance sheet remained unchanged throughout all of the above, even after our net debt level reached its lowest level in a decade, falling to $597m as at 31 December 2020, with the adjusted net debt to adjusted EBITDA ratio from continuing operations improving to 0.24 times.

Cash proceeds from the South African asset sale were partly used to settle remaining South African debt and allowed us to cancel our South African facilities, save for a R500m overnight facility.

We ended 2020 with strong liquidity including cash balances of $1.33bn, which excluded the Kibali cash lock-up in the DRC of $424m. Our US dollar RCF remained undrawn through the year end and up to the date of this report.

This position allows us to consider optionality with regards to liquidity management efforts focused on the 2022 $750m bond. It further provides optionality with regards to the funding of the Colombia projects, allowing us to consider whether we self-fund these projects or enter into any other available funding alternatives.

Our current liquidity levels provide us with reasonable comfort should we be faced with unfavourable and unforeseen impacts of this pandemic in the foreseeable future.

The Company will continue targeting an adjusted net debt to adjusted EBITDA ratio of 1.0 times through the cycle. We believe this target level is sustainable, even as we invest inward, service debt obligations and pay dividends to shareholders at the discretion of the board of directors.

We remain strongly levered both to the gold price and currencies and we expect cash flow generation across the business to continue to benefit from prevailing market conditions as well as from efficiency and operational improvements in our business.


R500m
Facilities and cash available c.$2.8bn*
$1,441m**
$1,330m
ZAR
RCFs
Cash

* Total calculated with ZAR500m O/N facility at R14.6878/$

** US$1.4bn RCF includes a capped facility of AU$500m

**Adjusted net debt * down 62% year-on year to lowest since 2011**

($m)


3,500
3,000
2,500
2,000
1,500
1,000
500
Self-funded development of Tropican, Kibali
81% down from peak
Self-funded redevelopment of Obuasi
2013
2014
2015
2016
2017
2018
2019
2020

** From continuing operations*

**Adjusted net debt to adjusted EBITDA ratio improves to 0.24 times**


3
2
1
0
2.04x
1.94x
1.49x
1.24x
1.46x
1.20x
1.00x
1.00x Target through the cycle
*0.24x
2013
2014
2015
2016
2017
2018
2019
2020

*Last-12-months Adjusted net debt to Adjusted EBITDA ratio*

**Calculations based on continuing operations*



*Tanzania – Geita*

# CFO'S REPORT CONTINUED

## Continued cash flow momentum

We continued our focus on positive free cash flow generation while reinvesting in our portfolio. After board approval in November 2020, we increased the dividend pay-out percentage from 10% to 20% of free cash flow, before growth capital, subject to board discretion. The board also approved the dividend pay-out to be increased from annual to bi-annual from 2021.

Free cash flow before growth capital was $1,003m (2019: $448m). The board approved a dividend of 705 SA cents or approximately 48 US cents per share (2019: 165 SA cents or 9 US cents per share), representing a 433% increase in US dollar terms.

The increase of the dividend pay-out is a reflection of our continued capital discipline and commitment to improving shareholder returns on the back of improved free cash flow generation. Importantly, we will maintain adequate balance sheet flexibility and utilise our cash flows and available facilities to fund our ongoing capital and operational requirements, including self-funding sustaining and growth capital expenditure, should we wish to do so.

**Free cash flow generation**

Free cash flow before growth capital ($m)


155
821
(666)
703
(1,064)
(361)
391 (1)
249
142
371 (2)
169
202
424 (3)
116
308
174 (4)
124
50
278 (5)
150
128
448
321
127
1,003
260
743
2012
2013
2014
2015
2016
2017
2018
2019
2020
Growth capex
Free cash flow

(1) *Adjusted for Obuasi redundancy costs of $210m and Rand Refinery loan of $44m.*

(2) *Adjusted for bond redemption premium of $61m on part settlement of $1.25bn high-yield bonds.*

(3) *Adjusted for bond redemption premium of $30m on settlement of remaining $1.25bn high-yield bonds.*

(4) *Adjusted for South Africa retrenchment costs paid of c.$49m.*

(5) *Adjusted for South Africa retrenchment costs paid of c.$61m.*



*Tanzania – Geita*

## Delivery against 2020 financial and operational objectives

### 1. Continued focus on sustainability and safety improvements

We continue to focus on material sustainability risks, while considering the best approach to further enhance the managing and reporting of ESG related matters. Details of this can be found in our Sustainability Report <SR>.

The Company continues to focus on safe production and the health of employees across all operations. Regrettably, we recorded six workplace fatalities during the year. These comprised four deaths in South Africa and two deaths at Obuasi in Ghana.

The group all-injury frequency rate (AIFR), which is the broadest measure of workplace safety, improved 28% to a record 2.39 injuries per million hours worked in 2020, from a rate of 3.31 injuries per million hours worked in 2019. The portfolio of managed operations outside of South Africa reported an AIFR of 1.68 during the year, their best performance ever. The Company's safe production strategy, which continues its focus on achieving our goal of zero harm, is aided by safety campaigns and has yielded safety-performance improvements over time.

### 2. Target increased Ore Reserve conversion through additional investment in Ore Reserve development and Mineral Resource conversion

AngloGold Ashanti embarked on a multi-year initiative at the beginning of 2020, to increase investment in Ore Reserve development and brownfields exploration. The aim of this investment was to increase the rate of Ore Reserve conversion, extend the reserve lives of our assets, enhance mining flexibility and further improve knowledge of the ore bodies in the portfolio. This programme is designed to use incremental sustaining capital investment to unlock latent value from within the existing portfolio.

One year into this initiative, solid progress has been made with the gross addition of 6.1Moz of Ore Reserve. This was achieved primarily by exploration activities across the portfolio, with only 14% of the gross increase attributable to the $100/oz increase in Ore Reserve pricing, to $1,200/oz. This increased the reserve life of the portfolio to about 11 years.

At Geita, a key asset where extending the reserve life is a priority, 1.4Moz of Ore Reserve were added, with 0.6Moz of depletion. Geita Ore Reserve ended the year at 2.34Moz, 55% higher year-on-year after accounting for depletion. As a result, Geita's reserve life, based on Ore Reserve and a normalised long-term production base (525koz) increased by almost 80%, to five years. Across the rest of the group, Obuasi added 1.8Moz in gross Ore Reserve and there were steady gross gains totaling 2.8Moz at Kibali, Iduapriem, AGA Mineração, Siguiri, Serra Grande, Cerro Vanguardia and Sunrise Dam.

### 3. Aim to complete divestment processes

*South Africa assets*

AngloGold Ashanti completed the sale of its remaining South African producing assets to Harmony Gold on 30 September 2020, following receipt of all regulatory approvals. Harmony Gold acquired full ownership of these assets and related liabilities on 1 October 2020. The silicosis obligation and the post-retirement medical obligation relating to South African employees are retained by AngloGold Ashanti.

*Mali assets*

AngloGold Ashanti together with its joint venture partner Barrick Gold Corporation (Barrick) completed the sale of the Morila gold mine in Mali to Firefinch Limited (previously named Mali Lithium Limited) on 10 November 2020. In addition, the Company, together with its joint venture partner IAMGOLD Corporation completed the sale of their entire interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. to Allied Gold Corp on 30 December 2020.

On 14 February 2019, Sadiola Exploration Limited (SADEX), the subsidiary jointly held by AngloGold Ashanti Limited and IAMGOLD Corporation, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d'Exploitation des Mines d'Or de Yatela (Yatela), for a consideration of USD 1. At the date of this report, the transaction remained subject to the fulfillment of a number of conditions precedent, including the approval of the Share Purchase Agreement by the Council of Ministers and the adoption of two laws (the Endorsement Law and Establishment Law).

✓ Objective met

✓ Objective partly met or ongoing

# CFO'S REPORT CONTINUED

**4. Obuasi Phase 2 commissioning complete by year-end** ✓

Commercial production at Obuasi for Phase 1 (2,000 tonnes per day mining and milling rate) was achieved. Effective 1 October 2020. The COVID-19 pandemic caused some construction delays and had the effect of limiting mining volumes, which in turn delayed the commercial production date for Phase 1 by two quarters and continues to have a knock-on effect on Phase 2 operational readiness. The project's production for the full year ended 31 December 2020 was 127,000oz, with 30,000oz produced in the fourth quarter of the year. This included a 22-day planned stoppage in December, for the tie-in of Phase 2 of the project.

Phase 2 construction reached 90.1% completion at the end of December 2020. Commissioning of the Phase 2 milling circuit has commenced and will continue in early 2021. The KRS shaft, paste-fill plant and the GCVS ventilation shaft continue to target completion at the end of the first half of 2021. The ramp-up of Phase 2 capacity to 4,000 tonnes per day is targeted on a tight schedule to commence during the second quarter of 2021 and may continue into the third quarter of 2021.

Mining rates continued to be constrained by skilled labour challenges caused by Australian international travel restrictions during the year, which have again been tightened in January 2021, with a further reduced quota of weekly travelers allowed to enter and exit the country's airports. This challenge is being resolved through continued focus on in-country recruitment and training to help bridge the gap. As a result, the mine plan for 2021 was revised to take into account these COVID-19 limitations. This plan intends to achieve the required ramp-up in production in parallel with the construction schedule and good progress is being made in the second production area at Block 8-Lower.

**5. Optimise margins and cash conversion** ✓

Our margins on revenue from continuing operations for total cash costs, AISC, and All-in Costs (AIC) were 56%, 42% and 33%, respectively. These margins reflected increases from 2019 (total cash costs: 46%; AISC: 30%; and AIC: 17%). Margins were positively affected by the higher gold price received during the year.

Although free cash flow generation was the highest since 2011 and in aggregate more than the last 4 years together, it continues to be impacted by the continued slow cash repatriation from the DRC. Cumulative cash receipts from Kibali for 2020 amount to $140m. However, the Company's attributable share of the outstanding balances awaiting repatriation from the DRC were $424m, after a further build-up of $222m of cash lock-up in 2020. Barrick, the operator of the Kibali joint venture, continues to engage with the DRC government regarding the 2018 Mining Code and the cash repatriation.

**6. Enforce capital discipline in a rising gold price environment** ✓

Total capital expenditure (including equity accounted investments) decreased by 3% to $792m in 2020, compared to $814m in 2019. This included growth capital expenditure of $260m relating to Obuasi, Siguiri, Geita, Tropicana, Sunrise Dam and Quebradona in 2020, compared to $321m invested in growth projects in the prior year. Sustaining capital expenditure was 8% higher in 2020 at $532m, compared with $493m in 2019 as the Company steadily progressed its reinvestment programme, focusing on Ore Reserve Development and Reserve Conversion at sites with high geological potential. A further $112m was spent on exploration, of which $67m was spent on Greenfields exploration and study costs, largely in Colombia and North America while $45m was spent on non-sustaining exploration drilling to improve the Mineral Resource at current operations.

Due to the improved ability in 2020 to generate free cash flow, our earnings margins were substantially improved and the board approved an increase in our dividend pay-out percentage, thereby ensuring that we maintain an appropriate balance between internal and external allocation of our capital resources.

**7. Proactively manage the emerging risks relating to the COVID-19 pandemic from an operational, liquidity, working capital and supply chain perspective** ✓

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities.

The impact on production in 2020 from COVID-19 was estimated at 140,000oz, and its impact on AISC was estimated at $55/oz, or about 5% (of this, $22/oz is estimated to be related to costs incurred and $33/oz to lost production). Consumable inventory levels were increased at certain operations to mitigate potential supply chain challenges resulting from the pandemic.

All of AngloGold Ashanti's mines are operating normally subject to updated protocols and various travel restrictions, except for Cerro Vanguardia which, at 31 March 2021, was running at between 60% to 80% mining capacity due to continuing inter-provincial travel restrictions in Argentina, which prevent certain employees from getting to site.

**8. Focus on cash conservation measures including reducing corporate costs and AISC** ✓

Cash conversion constraints were discussed in item 5 above.

Corporate administration, marketing and other expenses decreased to $68m in 2020, from $82m in 2019. This equates to $24/oz sold from continuing operations, which makes it one of the lowest corporate cost structures amongst the gold mining peer group. The main reasons for this decrease are as a result of the weakening of the South African rand against the US dollar since most of these costs are rand-based, together with reductions in travel and training costs reflective of the impact of the COVID-19 pandemic.

**9. Pursue optimal financing alternatives for the group and focus on reducing finance costs** ✓

During 2020, we concluded a 10-year $700m bond offering, priced at 3.75% per annum - the lowest ever coupon ever achieved by the Company for a bond offering - with the net proceeds directed to repaying a portion of outstanding borrowings. The initial proceeds of $200m received from the sale of the South African producing assets were utilised to further reduce debt.

The South African R1.4bn RCF, R2.5bn RCF and R1bn RCF facilities were cancelled voluntarily in 2020. The $1bn standby facility put in place at the onset of the COVID-19 pandemic in order to provide additional liquidity was cancelled on 1 October 2020.

We are continuing to assess our options with regards to the $750m bond maturing in 2022 and our options available with regards to the two Colombian projects – in addition to self-funding options, we are also considering alternative funding arrangements.

## Looking ahead to 2021

### Guidance and indicative outlook

Following the key strategic objectives set out by the Company in 2019, related to streamlining the portfolio and reinvestment in assets with high geological potential, AngloGold Ashanti is pleased to provide a two-year guidance, as well as a five-year indicative outlook.

The Company expects to see an average 2.0% compound annual growth rate (CAGR) in gold production from continuing operations over the next two years relative to 2020 production. The primary driver of production growth is related to Obuasi operating at steady-state, Tropicana reverting to normalised production levels following the reinvestment in its life extension, and AGA Mineração, Siguiri and Sunrise Dam expected to increase production to higher levels.

Sustaining capital expenditure for each of 2021 and 2022 is expected to range between $720m to $820m, which includes investments in Ore Reserve Development and Exploration ($330m to $380m) and Brazil tailings compliance capital for 2021 ($70m to $80m). On a per ounce basis, however, sustaining capital will decline in 2022 as production increases further.

On a five-year indicative outlook, the Company expects to see an average of 5.0% CAGR in gold production between 2021 and 2025. This is underpinned by the Company's ten operating assets, as well as the Company potentially moving forward with investments in the Quebradona and Gramalote projects.

As a result of these investments, non-sustaining capital expenditure is expected to increase in 2022 to 2024, before declining. Following the completion of these projects, as well as the expected return of sustaining capital to normalised levels following the current intensive brownfields investment campaign, the Company is expected to be well positioned to operate at an AISC between $900/oz - $1,150/oz – in nominal terms – in 2025.

The Gramalote and Quebrdona projects in Colombia – should they be approved – will have a material impact on the production and cost trajectory of the business over the long term. These are long-life and low-cost projects, and at steady-state production, are expected to improve the Company's long-term AISC by about 10%. The Quebradona project would give AngloGold Ashanti exposure to the copper market.

The development of Ore Reserve is key to the long-term success and sustainability of AngloGold Ashanti, and the Company is committed to enhance operating flexibility and extend the lives of its existing mines by converting its Mineral Resource into better defined Ore Reserve as well as growing its Mineral Resource base. This focused investment programme, now in its second year, continues to build on the positive momentum of 2020, and these investments are expected to position the Company to add Ore Reserve as well as, where applicable, Mineral Resource.

We continue to enforce capital and cost discipline across the business, ensuring that we continue to deliver strong cash flow generation in the elevated gold price environment, while prioritising the health and wellbeing of our employees and our host communities.

# CFO'S REPORT CONTINUED

## Guidance

| | | Actual [(1)] | Guidance | | Indicative outlook | | |
|---|---|---|---|---|---|---|---|
| | | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
| **Production (000oz)** | | 2,806 | 2,700 - 2,900 | 2,825 - 3,025 | 2,900 - 3,150 | 3,150 - 3,450 | 3,200 - 3,600 |
| **Costs** | All-in sustaining costs ($/oz) | 1,037 | 1,130 - 1,230 | 1,130 - 1,230 | 1,050 - 1,200 | 950 - 1,150 | 900 -1,150 |
| | Total cash costs ($/oz) | 790 | 790 - 850 | 800 - 840 | | | |
| **Capital expenditure** | Total ($m) | 757 | 990 - 1,140 | 1,120 - 1,270 | 1,050 - 1,250 | 950 - 1,200 | 800 - 1,100 |
| | Sustaining capex ($m) | 497 | 720 - 820 | 720 - 820 | | | |
| | Non-sustaining capex ($m) | 260 | 270 - 320 | 400 - 450 | | | |
| **Overheads** | Corporate costs ($m) | 68 | 85 - 90 | 85 - 90 | | | |
| | Expensed exploration and study costs ($m) | 124 | 165 - 185 | 125 - 135 | | | |
| Depreciation and amortisation ($m) | | 570 | 600 | 660 | | | |
| Depreciation and amortisation ($m) - included in equity accounted earnings | | 104 | 130 | 130 | | | |
| Interest and finance costs ($m) - income statement | | 138 | 125 | 115 | | | |
| Other operating expenses ($m) | | 57 | 50 | 30 | | | |

(1) *Actual results from continuing operations*

*Economic assumptions for 2021 are as follows: $/A$0.72, BRL5.00/$, AP98.00/$, ZAR16.95/$; and Brent $50/bbl.*

*Production, cost and capital expenditure forecasts include existing assets as well as the Quebradona and Gramalote projects that remain subject to approval, Mineral Resource conversion and high confidence inventory. Cost and capital forecast ranges are expressed in nominal terms. In addition, both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines (except as described above) and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets; we, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable. Accordingly, actual results could differ from guidance and/or indicative outlook and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F which has been filed with the United States Securities and Exchange Commission (SEC). Furthermore, our five-year indicative outlook assumes that AngloGold Ashanti proceeds with the Quebradona and Gramalote projects. However, the board has not yet made a final decision on those projects and there can be no assurance that they will materialise. A negative decision or other discontinuation of those projects may have a material adverse impact on our indicative outlook.*

Sensitivities to key economic metrics based on budgeted economic assumptions for 2021 are as follows:

| Sensitivity* | AISC ($/oz) | Cash from operating activities before taxes for 2021 ($m) |
|---|---|---|
| 10% change in the oil price | 5 | 14 |
| 10% change in local currency | 49 | 103 |
| 10% change in the gold price | 6 | 402 |
| 50,000oz change in production | 20 | 70 |

* *All the sensitivities based on $1,450/oz gold price and assumptions used for guidance.*

| Currency and commodity assumptions | 2021 |
|---|---|
| A$/$ exchange rate | 0.72 |
| $/BRL exchange rate | 5.00 |
| $/ARS exchange rate | 98.00 |
| $/R exchange rate | 16.95 |
| Oil ($/bbl) | 50 |

## COVID-19

AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. The Company has taken a number of proactive steps to protect employees, host communities and the business itself. See *The year of COVID-19 – impact, response and management* on page 54.

These initiatives have complemented government responses in each of its operating jurisdictions. Our thoughts and prayers are with the families, colleagues and loved ones of those who have been impacted by the virus.

As of the end of March 2020, second waves of the outbreak are being experienced in several of our operating jurisdictions, coinciding with the prevalence of new, more contagious variants of the virus. As with the first wave, the increase in cases is being countered by government-imposed restrictions, including mandatory isolation and quarantine measures. Continued diligence is being observed to strict health protocols and vigilance in relation to business continuity including supply chain. We remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are subject to change in response to current conditions.

## Acknowledgement

The past year was not only tumultuous for the gold market; in March 2020, the broader finance team was required to quickly embrace remote working arrangements - this transition occurred seamlessly with minimal disruptions and I am grateful to the team for their efforts in this regard under trying circumstances.

From a personal perspective, I stepped into the Interim Chief Financial Officer position for AngloGold Ashanti with effect from 1 September 2020, shortly after the announcement of the resignation of Kelvin Dushnisky as Chief Executive Officer and then Chief Financial Officer, Christine Ramon, taking up the reigns as Interim Chief Executive Officer. I wish to record my gratitude to Christine and the rest of the executive team for providing me with advice and support during this transition as well as to thank them for their continued support.

The broader finance team across the group, which includes the financial reporting, tax, treasury, information management, global supply chain and internal audit functions continues to work together seamlessly to ensure that we proactively manage risk, ensuring that we have robust financial systems in place to maintain a strong internal control environment whilst enabling relevant, timely financial reporting that inform business decisions - all of this in an environment of a continuing global pandemic. I wish to commend this team for their continued enthusiasm in the ongoing delivery of quality work and the ongoing support provided to me in my current role. I look forward to the year ahead, and the opportunities it will offer as we simultaneously become accustomed to the new business normal, while continuing our focus on achieving our strategic objectives and improving returns to our shareholders.

Warm regards
**Ian Kramer**
Interim Chief Financial Officer
26 March 2021

## Priorities for 2021

Our financial priorities for 2021 are:

- Continue to grow Ore Reserve and Mineral Resource through our continued reinvestment strategy
- Maintain strong cost and capital discipline
- Continue our efforts to optimise margins and generate strong free cash flows
- Improve our cash conversion efforts, with a specific focus on unlocking cash lock-up in the DRC
- Continued efforts to reduce debt and maintain a healthy balance sheet

These financial priorities are underpinned by the following operational and sustainability priorities:

- Continued focus on the safety and well-being of employees and communities through the COVID-19 pandemic, while supporting host government vaccination efforts
- Achieve Phase 2 completion and commence ramp-up to steady state at Obuasi
- Make investment decisions for the Gramalote and Quebradona projects in Colombia

Achieving these priorities will position the Company favourably to achieve its longer-term indicative outlook, and underpin a competitive return to shareholders.

# FINANCIAL REVIEW

## Three-year summaries

### Summarised group financial results – income statement

| US dollar million | 2020 | 2019 | 2018 |
|---|---|---|---|
| **Continuing operations** | | | |
| Revenue from product sales | **4,427** | 3,525 | 3,336 |
| Cost of sales | **(2,699)** | (2,626) | (2,584) |
| (Loss) gain on non-hedge derivatives and other commodity contracts | **(19)** | 5 | (2) |
| **Gross profit** | **1,709** | 904 | 750 |
| Corporate administration, marketing and other expenses | **(68)** | (82) | (76) |
| Exploration and evaluation costs | **(124)** | (112) | (98) |
| Impairment, derecognition of assets and profit / (loss) on disposal | **(1)** | (6) | (7) |
| Other expenses | **(57)** | (83) | (79) |
| **Operating profit** | **1,459** | 621 | 490 |
| Interest income | **27** | 14 | 8 |
| Dividends received | **2** | - | 2 |
| Foreign exchange and other losses | **-** | (12) | (9) |
| Finance costs and unwinding of obligations | **(177)** | (172) | (168) |
| Share of associates and joint ventures' profit | **278** | 168 | 122 |
| **Profit before taxation** | **1,589** | 619 | 445 |
| Taxation | **(625)** | (250) | (212) |
| **Profit after taxation from continuing operations** | **964** | 369 | 233 |
| **Discontinued operations** | | | |
| Profit (loss) from discontinued operations | **7** | (376) | (83) |
| **Profit (loss) for the year** | **971** | (7) | 150 |
| Allocated as follows: | | | |
| **Equity shareholders** | | | |
| - Continuing operations | **946** | 364 | 216 |
| - Discontinued operations | **7** | (376) | (83) |
| **Non-controlling interests** | | | |
| - Continuing operations | **18** | 5 | 17 |
| | **971** | (7) | 150 |

26% increase in **revenue** from 2019 supported by 28% higher average gold price received of $1,778/oz, with 1% lower gold sold of 2,834,000oz in 2020 largely due to COVID-19 related production impacts at Cerro Vanguardia in Argentina and Serra Grande in Brazil.

3% increase in **cost of sales** from 2019 primarily due to a 3% increase in cash operating costs ($50 million), and a 32% increase in royalties paid ($44 million) partly offset by a 40% decrease in rehabilitation and other non-cash costs ($21 million). The increase in cash operating costs are due to higher labour and contractor costs, consumable stores, COVID-19 pandemic related spend, services and other charges partly offset by lower fuel and power costs. The decrease in rehabilitation and other non-cash costs arose from the changes to restoration provision cash flows, inflation rates and discount rates compared to 2019. Inflationary increases were mostly offset by weaker local currencies in South Africa, Australia and Brazil.

**Other expenses** decreased during 2020 largely due to ceasing care and maintenance activities at Obuasi as the redevelopment project progressed to commercial level of production in 2020, partly offset by increased cost of indirect taxes and other duties expensed and a Brazilian power utility legal settlement received in 2019 not repeated in 2020.

**Share of associates and joint ventures' profit** increased by $110 million (65%) from 2019 mainly as a result of an increase in equity earnings of $95 million at Kibali. AngloGold Ashanti, together with its joint venture partner Barrick, completed the sale of the Morila gold mine in Mali to Firefinch Limited (previously named Mali Lithium Limited) on 10 November 2020. On 30 December 2020, AngloGold Ashanti together with its joint venture partner IAMGOLD, completed the sale of their entire interests in SEMOS (Sadiola) in Mali to Allied Gold Corp. Profit on sale of joint ventures during the year totalled $19 million.

A **taxation expense** of $625 million in 2020 increased by 150% ($375 million) compared to 2019. Charges for current tax in 2020 amounted to $562 million, an increase of 89% compared to 2019 mainly due to higher earnings in Australia, Ghana, Tanzania and Argentina. Charges for deferred tax in 2020 amounted to a net deferred tax expense of $63 million, compared to a net deferred tax benefit of $48 million in 2019. The increase mainly relates to the derecognition of deferred tax assets in South Africa during the fourth quarter of 2020.

## Summarised group financial results – statement of financial position

| US dollar million | 2020 | 2019 | 2018 |
|---|---|---|---|
| **Assets** | | | |
| Tangible, right of use and intangible assets | **3,157** | 2,873 | 3,504 |
| Investments | **1,839** | 1,667 | 1,675 |
| Inventories | **802** | 725 | 758 |
| Cash and cash equivalents | **1,330** | 456 | 329 |
| Assets held for sale | **-** | 601 | - |
| Other assets | **544** | 541 | 377 |
| **Total assets** | **7,672** | 6,863 | 6,643 |
| **Equity and liabilities** | | | |
| Total equity | **3,740** | 2,676 | 2,694 |
| Borrowings and lease liabilities | **2,084** | 2,204 | 2,050 |
| Provisions | **814** | 797 | 927 |
| Deferred taxation | **246** | 241 | 315 |
| Liabilities held for sale | **-** | 272 | - |
| Other liabilities | **788** | 673 | 657 |
| **Total equity and liabilities** | **7,672** | 6,863 | 6,643 |

**Tangible, right of use and intangible assets** increased by $284 million from 2019 mainly due to project capital expenditure of $331 million and stay-in-business capital expenditure of $394 million incurred in 2020. $17 million of finance cost was capitalised as part of the Obuasi redevelopment project and $39 million of tangible assets were recognised as part of the Joint Operation accounting change for Gramalote in Colombia. A further increase of $66 million is due to foreign currency translations to the group reporting currency. Amortisation charges amounted to $579 million in 2020.

**Investments** includes investments in associates and joint ventures which increased by $70 million from $1,581 million in 2019 to $1,651 million in 2020 is largely due to the continued slow cash repatriation from Kibali joint venture located in the Democratic Republic of the Congo (DRC). Cumulative cash receipts from the DRC in 2020 totalled $140 million.

At 31 December 2020, AngloGold Ashanti's attributable share of the outstanding cash balances awaiting repatriation from the DRC amounted to $424 million. Barrick Gold Corporation, the operator of the Kibali joint venture, continues to engage with the DRC Government regarding the 2018 Mining Code and the cash repatriation. Since the third quarter of 2020, VAT offsets and refunds have also been impacted by the COVID-19 pandemic in the DRC.

**Cash and cash equivalents** increased by $874 million from 2019 supported by the highest free cash flow generation since 2011, aided by the improved gold price, but partly offset by lower gold output, higher operating costs, royalties and taxation, and further impacted by the continued slow cash repatriation from the Democratic Republic of the Congo (DRC). Free cash flow was impacted by unfavourable working capital movements, related mainly to inventories, the VAT lock-up at Geita and increased export-duty receivables at Cerro Vanguardia. On 1 July 2020, the Finance Act, 2020 (No. 8) became effective in Tanzania, amending the Value Added Tax Act, 2014 (No. 5), without retrospective effect, specifically by deleting the disqualification of refunds due to exporters of 'raw minerals'. This allows for the recovery of VAT refunds for mineral exporters from July 2020 onwards. CVSA had a cash balance of $137 million equivalent as at 31 December 2020, of which $50 million is currently eligible to be declared as dividends. Application has been made to the Central Argentine Bank to approve $11 million of this eligible amount to be paid offshore to AngloGold Ashanti, however, approval remains pending. The cash is fully available for CVSA's operational requirements.

**Borrowings and lease liabilities** decreased by $120 million from 2019 and together with the increased cash balance resulted in adjusted net debt of $597 million at 31 December 2020, down from $1,581 million at 31 December 2019.

During 2020, we concluded a 10-year $700 million bond offering, priced at 3.75% per annum - the lowest coupon achieved by the Company for a bond offering - with the net proceeds directed to repaying a portion of outstanding borrowings. The initial proceeds of $200 million received from the sale of the South African producing assets were utilised to further reduce debt. The balance sheet remains robust, with strong liquidity comprising the $1.4bn multi-currency Revolving Credit Facility (RCF) which is undrawn, the $150m Geita RCF of which $41 million is undrawn, the $65 million Siguiri RCF which is fully drawn, the South African R500 million ($34 million) RMB corporate overnight facility which is undrawn, and cash and cash equivalents of $1.3bn at 31 December 2020. The South African R1.4bn RCF, R2.5bn RCF and R1bn RCF facilities were cancelled voluntarily in 2020. The $1bn standby facility that was put in place at the onset of the COVID-19 pandemic in order to provide additional liquidity was cancelled on 1 October 2020.

# FINANCIAL REVIEW CONTINUED

## Summarised group financial results – statement of cash flows

| US dollar million | 2020 | 2019 | 2018 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Cash generated from operations | **1,828** | 1,102 | 931 |
| Dividends received from joint ventures | **148** | 77 | 91 |
| Net taxation paid | **(431)** | (221) | (166) |
| Net cash inflow from operating activities from continuing operations | **1,545** | 958 | 856 |
| Net cash inflow from discontinued operations | **109** | 89 | 1 |
| Net cash inflow from operating activities | **1,654** | 1,047 | 857 |
| **Cash flows from investing activities** | | | |
| Capital expenditure | **(701)** | (703) | (575) |
| Net receipts (payments) from acquisition and disposal of subsidiaries, associates and joint ventures | **2** | (5) | (8) |
| Net proceeds (payments) from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets | **241** | 17 | 21 |
| Interest received | **27** | 14 | 5 |
| Increase in cash restricted for use | **(9)** | - | (6) |
| Other | **(8)** | (6) | 2 |
| Net cash outflow from investing activities from continuing operations | **(448)** | (683) | (561) |
| Net cash (outflows) inflows from discontinued operations | **(31)** | (54) | 226 |
| Cash in subsidiaries sold and transferred to held for sale | **3** | (6) | - |
| Net cash outflow from investing activities | **(476)** | (743) | (335) |
| **Cash flows from financing activities** | | | |
| Net (repayments) proceeds from borrowings and lease liabilities | **(131)** | 3 | (214) |
| Finance costs and lease finance costs paid | **(118)** | (137) | (130) |
| Dividends paid | **(47)** | (43) | (39) |
| Other | **(33)** | - | (10) |
| Net cash outflow from financing activities from continuing operations | **(329)** | (177) | (393) |
| Net cash outflows from discontinued operations | **-** | - | - |
| Net cash outflow from financing activities | **(329)** | (177) | (393) |
| Net increase in cash and cash equivalents | **849** | 127 | 129 |
| Translation | **25** | - | (5) |
| Cash and cash equivalents at beginning of year | **456** | 329 | 205 |
| **Cash and cash equivalents at end of year** | **1,330** | 456 | 329 |

### Free cash flow reconciliation:

| US dollar million | 2020 | 2019 | 2018 |
|---|---|---|---|
| Net cash inflow from operating activities | **1 654** | 1 047 | 857 |
| Net cash outflow from investing activities | **(476)** | (743) | (335) |
| Finance costs | **(138)** | (143) | (140) |
| Other borrowing costs | **(33)** | - | - |
| Repayment of lease liabilities | **(47)** | (42) | - |
| Movement in restricted cash | **9** | - | 6 |
| Acquisitions, disposals and other | **3** | 2 | (12) |
| Proceeds from sale of assets | **(226)** | - | (309) |
| Cash in subsidiaries disposed and transferred to held for sale | **(3)** | 6 | - |
| Free cash flow | **743** | 127 | 67 |

### Movements in working capital:

| US dollar million | 2020 | 2019 | 2018 |
|---|---|---|---|
| Increase in inventories | **(83)** | (67) | (2) |
| Increase in trade, other receivables and other assets | **(163)** | (138) | (74) |
| Increase (decrease) in trade, other payables and provisions | **8** | 40 | (46) |
| | **(238)** | (165) | (122) |

**Inventory** grew as a result of ramp up to commercial production at Obuasi during the year, transition to underground owner mining at Geita's Star and Comet mine and increased safety stocks of consumables and reagents as a COVID-19 preventative measure.

The increase in **Trade, other receivables and other assets** is mainly due to the delay in recovery of reimbursable indirect taxes and duties in Tanzania, Ghana and Argentina.

**Capital expenditure** remained in line with the prior year at $701 million in 2020. This included growth capital expenditure of $256 million relating to Obuasi, Siguiri, Geita, Tropicana, Sunrise Dam and Quebradona in 2020, compared to $313 million invested in growth projects in the prior year. Sustaining capital expenditure was 14% higher in 2020 at $445 million, compared with $390 million in 2019 as the Company steadily progressed its reinvestment programme, focusing on Ore Reserve Development and Ore Reserve Conversion at sites with high geological potential. A further $112 million was spent on exploration, of which $67 million was spent on Greenfields exploration and study costs, largely in Colombia and North America while $45 million was spent on non-sustaining exploration drilling to improve Mineral Resource at current operations.

**Net proceeds from disposal of investments**, associated loans and tangible assets includes $200 million cash proceeds received on the disposal of the South African assets and associated liablities as well as $25 million proceeds received on the disposal of the investment in Sadiola and $4 million proceeds received on the disposal of the investment in Morila.

## Three-year summaries *(continued)*

### Ratios and statistics

| | Units | 2020 | 2019 | 2018 |
|---|---|---|---|---|
| **Operating review - gold** | | | | |
| Production from continuing operations [(1)] | 000oz | **2,806** | 2,862 | 2,913 |
| Gold sold from continuing operations [(1)] | 000oz | **2,834** | 2,854 | 2,922 |
| **Continuing operations** | | | | |
| Closing spot price at year-end | $/oz | **1,896** | 1,517 | 1,268 |
| Average gold price received | $/oz | **1,778** | 1,394 | 1,266 |
| Total cash costs | $/oz | **790** | 746 | 729 |
| All-in sustaining costs | $/oz | **1,037** | 978 | 942 |
| All-in costs | $/oz | **1,185** | 1,151 | 1,034 |
| **Earnings** | | | | |
| Gross profit | $m | **1,709** | 904 | 750 |
| Gross margin | % | **40** | 26 | 23 |
| Adjusted EBITDA [(2)] | $m | **2,470** | 1,580 | 1,388 |
| Interest cover | times | **16** | 11 | 10 |
| **Asset and debt management** | | | | |
| Adjusted net debt | $m | **597** | 1,581 | 1,659 |
| Adjusted net debt to Adjusted EBITDA [(2)] | times | **0.2** | 1.0 | 1.2 |
| Profit attributable to equity shareholders | $m | **946** | 364 | 216 |
| Profit attributable to equity shareholders | US cents | **225** | 87 | 52 |
| Capital expenditure [(3)] | $m | **757** | 754 | 646 |
| Net cash inflow from operating activities | $m | **1,545** | 958 | 856 |
| **Asset and debt management** | | | | |
| Equity | $m | **3,740** | 2,676 | 2,694 |
| Net capital employed | $m | **4,424** | 4,422 | 4,657 |
| Net asset value - per share | US cents | **897** | 644 | 653 |
| Market capitalisation | $m | **9,430** | 9,278 | 5,180 |
| Return on net capital employed | % | **31** | 11 | 8 |
| Adjusted net debt to equity | % | **16** | 59 | 62 |
| **Other** | | | | |
| Weighted average number of shares | million | **419** | 418 | 417 |
| Issued shares at year-end | million | **417** | 415 | 413 |
| **Exchange rates** | | | | |
| Rand/dollar average | | **16.45** | 14.44 | 13.25 |
| Rand/dollar closing | | **14.69** | 13.99 | 14.35 |
| Australian dollar/dollar average | | **1.45** | 1.44 | 1.34 |
| Australian dollar/dollar closing | | **1.30** | 1.42 | 1.42 |
| Brazilian real/dollar average | | **5.15** | 3.94 | 3.66 |
| Brazilian real/dollar closing | | **5.20** | 4.03 | 3.87 |
| Argentinean peso/dollar average | | **70.71** | 48.29 | 28.14 |
| Argentinean peso/dollar closing | | **84.15** | 59.90 | 37.81 |

*(1) Includes pre-production ounces.*

*(2) The Adjusted EBITDA calculation is based on the formula included in the revolving credit agreements for compliance with the debt covenant formula.*

*(3) Includes attributable share of equity-accounted investments.*

# ECONOMIC VALUE-ADDED STATEMENT

## For the year ended 31 December 2020

# ECONOMIC VALUE GENERATED

| US dollar million | % | 2020 | % | 2019 |
|---|---|---|---|---|
| Gold sales and by-product income [(1)] | 94 | **4,836** | 96 | 4,080 |
| Interest received | 1 | **30** | 1 | 20 |
| Royalties received | 0 | **-** | 0 | 3 |
| Profit from sale of assets | 0 | **2** | 0 | 1 |
| Income from investments | 5 | **261** | 3 | 139 |
| Other Income | 0 | **5** | 0 | 16 |
| **Total Economic value generated** | **100** | **5,134** | **100** | **4,259** |

## Economic value distributed [(2)]

| US dollar million | 2020 | 2019 | Contributing to the SDGs |
|---|---|---|---|
| **Employees** | **508** | 591 | 1 No poverty; 5 Gender equality; 8 Decent work and economic growth; 10 Reduced inequalities |
| Salaries and wages | **497** | 579 | |
| Training and development | **11** | 12 | |
| **Government** | **1,055** | 736 | 12 Responsible consumption and production; 16 Peace, justice and strong institutions; 17 Partnerships for the goals |
| Current taxation [(3)] | **562** | 298 | |
| Royalties [(4)] | **175** | 131 | |
| Employee taxes [(4)] | **209** | 221 | |
| Production, property and other taxes [(4)] | **109** | 86 | |
| **Community** [(5)] | **22** | 26 | 3 Good health and well-being; 4 Quality education; 6 Clean water and sanitation; 11 Sustainable cities and communities |
| **Suppliers and services** [(6)] | **1,664** | 1,755 | 12 Responsible consumption and production; 16 Peace, justice and strong institutions; 17 Partnerships for the goals |
| **Providers of capital** | **221** | 208 | 8 Decent work and economic growth; 17 Partnerships for the goals |
| Finance costs and unwinding | **183** | 181 | |
| Dividends | **38** | 27 | |
| **Total** | **3,470** | 3,316 | |

(1) *Gold income increased by 19% due to a higher gold price received for the year 2020*

(2) *Economic distribution providing human, financial, social, natural and manufactured capital, guided by business objectives and material issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment / disposal*

(3) *Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the group operates*

(4) *Employee, production, property and other taxes and royalties are reported on a cash basis and exclude equity-accounted joint ventures*

(5) *Community and social investments exclude expenditure by equity-accounted joint ventures*

(6) *Suppliers and services excludes capital expenditure*



Economic value distributed 2020
48%
30%
15%
6%
1%
Suppliers and services
Government
Employees
Providers of capital
Communities

**Total distributed**

**$3.47bn**

(2019: $3.32bn)



Community investment by region (%)
12%
4%
28%
57%
South Africa
Australia
Americas
Africa

**Community investment by region ($000)**

| Region | $000 |
|---|---|
| Africa | 11.3 |
| Americas | 5.6 |
| Australia | 0.8 |
| South Africa | 2.3 |

**Total distributed**

**68%**

(2019: 78%)

**Value retained**

**32%**

(2019: 22%)

# PEOPLE ARE OUR BUSINESS

**People are the foundation of our business and our human resources framework is central to motivating and developing our employees, ensuring we have a workforce with the relevant skills to deliver on our strategy. The five strategic pillars of the framework are to: optimise overhead costs and capital expenditure; improve portfolio quality; maintain long-term optionality; focus on people safety and sustainability; and ensure financial flexibility.**

## Strategic pillars

We have identified areas that are key to delivering a successful human resources strategy, including ensuring an organisational design and operating model aligned with our business strategy and the implementation of health-of-discipline frameworks to enable operational excellence, that allow us to:

- develop capable ethical global leaders across the organisation
- focus on employee engagement and commitment
- provide an integrated talent management programme to ensure succession planning and retention
- simplify and integrate global human resources systems across the company

The Health of Discipline framework supports our continuous drive for operational excellence and efficiency across the business. We use competency frameworks for several technical and functional roles. The leadership competency framework that gives effect to the development of global and ethical leaders was introduced and is embedded into recruitment practices. Our mentorship programme continues to grow and supports the transfer of knowledge and skills and promotes broader exposure within the business

## Focus for 2021

It is clear that attracting, retaining and developing critical and scarce skills is a key human resources priority and we are developing a comprehensive response to address this. We have adapted our approach towards employee engagement as a result of COVID-19 to ensure that we maintain levels of engagement despite significant changes to the working environment.

COVID-19 has altered the working landscape significantly and there is a need to re-imagine the future of work. This need, together with a number of leadership changes during the year, led to the decision to carry out a company-wide organisational culture assessment during the year.

## COVID-19 response

AngloGold Ashanti has adopted a risk-based approach in responding to the COVID-19 pandemic. This was led by group health specialists who worked closely with regional and country-based health professionals.

Consistent people management practices were established based on the philosophy that no AngloGold Ashanti employee should be negatively affected from an employment perspective as a result of COVID-19. This led to an effective response that included identifying and protecting vulnerable employees, introducing and administering special COVID-19 sick leave, and reinforcing employee wellness programmes as well as focusing on physical and mental wellness for our employees and their families.

We introduced remote working where possible and leveraged technology to facilitate and adapt to new ways of working. Where remote working was not practical, for example on mining and processing sites, operating procedures were modified to ensure social distancing, mask wearing, good hand hygiene and frequent hand washing.

Business travel was restricted to essential and business-critical travel to reduce the risk of exposure for employees, including expatriates.



Obuasi

For more detail on how we work to build talent and promote diversity and inclusion through our human resources strategy, see *Integrated talent management* in the <SR>.

## Talent management, learning and development

### Talent and succession planning

AngloGold Ashanti talent review and succession planning process continued to deliver on its aim to strengthen our internal talent pipeline. Annual bottom-up reviews are conducted to identify, develop, engage and retain a cross-section of talent pools with particular focus on succession pools for executive and senior leadership positions (including general managers), critical and scare skills talent, and high-potential future leaders.

During 2020, we succeeded in further strengthening our talent and succession pipelines across the company. Some 90% of vacancies during 2020 were filled by internal candidates which indicates the efficacy of talent and succession planning practices. We also achieved a retention rate of ~90% within the executive and senior leadership talent pool.

For more detail on how we work to build talent through our Chairman's Young Leadership Programme and Mentorship Programme, see ***Integrated talent management*** in the **<SR>**.

### Learning and development

We continue to focus on the development of employees with the requisite skills to ensure operational excellence, support talent development and succession management and give effect to key priorities including localisation and gender inclusivity.

During 2020, the Company spent approximately $5.6m on learning and development interventions, with the main focus on technical skills training to enhance safety and productivity, supervisory training, graduate development, mentorship and coaching, and management and leadership development.

### Online learning

The COVID-19 pandemic accelerated the shift from traditional classroom to online and virtual learning. Online interventions were piloted across the company, with targeted interventions covering project management skills, leadership essentials, team management, business communication, self-management and various technical courses.

The pilot phase offered a large selection of content, offering formal courses, videos, online books, audiobooks and podcasts and involved 107 employees.

We are rolling out personalised online learning with the aim of providing a comprehensive online curriculum to support AngloGold Ashanti's blended learning approach.

## Diversity and inclusion

During 2020, the company progressed to further entrench its Diversity and Inclusion Framework approved by the Board in 2019. For more detail, see ***Integrated talent management*** in the **<SR>**.

### Localisation

Working with local companies and employing people from host countries and communities remains a priority for AngloGold Ashanti, particularly in Africa. We have seen a 34% reduction in the deployment of expatriate employees since 2016, with the number falling from 216 to 142.

Several deliberate interventions contributed to this reduction:

- Internal capacity building through initiatives such as technical assessments, structured development plans, local talent pool mentorship, and international exposure have helped to strengthen local talent pipelines
- The regional recruitment policy has been revised and reinforced and the company has entered into strategic partnerships with local and international recruitment agencies to advance localisation objectives
- An extensive talent mapping process to identify external pools of national talent
- Graduate programmes across the Africa region
- The appointment of high-potential local talent in key roles
- Extensive mentoring and career guidance for local talent across the group
- Ongoing support and development of young leaders in the Africa region

There is still much work to be done to further reduce dependence on expatriate employees and improve gender representation in local talent pools. We have set a target to further reduce the number of expatriate employees and accelerate development of critical skills in the next three years. The focus will be to develop leadership skills and key technical mining and artisanal skills in partnership with local training institutions.

## Employee engagement

AngloGold Ashanti appreciates the importance employee engagement plays in helping to run a successful business. Biennial global engagement surveys, conducted by an external provider, monitor levels of employee engagement. The level of employee engagement increased from 69% in 2014 to 76% in the last survey in 2019, against a global benchmark for large companies of 70%.

Remote working and social distancing measures in place last year likely impacted employee engagement.

Several measures were implemented across the business in response to COVID-19. See ***Employee and community health*** in the **<SR>**.

The engagement survey will not be conducted in 2021. This will be replaced by a company-wide organisational culture assessment.

## Employee relations

AngloGold Ashanti works to establish constructive relations with our employees and their union representatives. Working closely with our sites, we are also at the forefront of ensuring that we comply with local legislation as well as with our regulatory obligations.

Positive employee relations is central to our business and, employees at our operations in the Africa and Americas regions are unionised and have a right to collective bargaining, in line with the relevant country labour legislation. See ***Employee and community health*** in the **<SR>**.

# OPERATING PERFORMANCE

## Regional Reviews – Africa





Guinea
1
2
Ghana
3
DRC
4
Tanzania
0
2,000km
● Operation ○ Project



Obuasi

**LEGEND:** **1 Guinea** Siguiri (85%) **2 Ghana** Iduapriem/Obuasi **3 DRC** Kibali (45%) **4 Tanzania** Geita



Contribution to regional production (%)
39
13
8
17
23
Kibali
Iduapriem
Obuasi
Siguiri
Geita

# 53%

contribution to group production*

* For 2020, group production includes the South African operations to September 2020



Contribution to group Mineral Resource (Moz)
58.7
65.8
Africa
Rest of AngloGold Ashanti



Contribution to group Ore Reserve (Moz)
19.1
10.6
Africa
Rest of AngloGold Ashanti

**Attributable production**
(000oz)


2000
1500
1000
500
0
1,321
1,453
1,512
1,538
1,603
2016
2017
2018
2019
2020

**Productivity**
(oz/TEC)


25
20
15
10
5
0
20.70
23.01
20.70
19.17
18.98
2016
2017
2018
2019
2020

**AIFR**
(per million hours worked)


0,7
0,6
0,5
0,4
0,3
0,2
0,1
0,0
0.51
0.39
0.49
0.62
0.55
2016
2017
2018
2019
2020

**Total cash costs and all-in sustaining costs**
(US$/oz)


1000
800
600
400
200
0
717
905
720
953
773
904
759
896
757
935
2016
2017
2018
2019
2020
Total cash costs
All-in sustaining costs (1)

(1) *World Gold Council Standard*

**At year end, we had five operations in the Africa region, of which we manage four. The Obuasi redevelopment project is on track to achieve steady-state production during 2021.**

Our operations in this region are:

## Ghana

**Iduapriem**, a 137km² concession which includes Ajopa South West, is located in the western region of Ghana, some 70km north of the coastal city of Takoradi and about 10km south-west of the Tarkwa mine. Iduapriem is an open- pit mine with two circuits each comprising two-stage milling – a gravity circuit and a carbon-in-leach (CIL) plant. The gravity circuit recovers about 30% of the gold and the remainder is recovered by the 418ktpm capacity CIL plant.

**Obuasi**, which is an underground operation, mining to a depth of 1,500m, is in the Ashanti region, approximately 60km south of Kumasi. Obuasi was on care and maintenance from 2016 to the start of its redevelopment early in 2019, following the receipt of the requisite approvals from the Government of Ghana. The first face blast took place in February 2019 with first gold poured in December 2019. Phase 1 of the redevelopment project was completed by end September 2020 and began commercial production on 1 October 2020. Phase 2, construction and mine development, is in progress and expected to be completed in 2021.

## Democratic Republic of the Congo

**Kibali**, one of the largest gold mines of its kind in Africa, is situated adjacent to the town of Doko, 210km from Arua on the Ugandan border. Kibali is co-owned by AngloGold Ashanti (45%), Barrick Gold Corporation (Barrick) (45%), and Société Minière de Kilo-Moto (SOKIMO) (10%), a state-owned gold mining company. The metallurgical plant comprises a twin-circuit sulphide and oxide plant with conventional carbon-in-leach (CIL), including gravity recovery. Barrick manages the mine which has both open-pit and underground operations.

## Guinea

**Siguiri** is a multiple open-pit gold mine in the relatively remote district of Siguiri, around 850km north-east of the country's capital, Conakry. The gold processing plant is designed to treat 12Mt per annum. A combination plant conversion project was completed and first material fed through the plant in March 2019. This allows the mine to treat 6Mt of sulphide ore and 6Mt of oxide ore. AngloGold Ashanti holds an 85% interest in Siguiri, with the remaining 15% held in trust for the nation by the government of Guinea. Siguiri is contractor-mined using conventional open-pit techniques.



***"After a solid performance in 2020, we remain committed to and focused on ensuring that our Africa operations fulfil their potential in the years ahead."***

**Sicelo Ntuli** / Chief Operating Officer: Africa

# OPERATING PERFORMANCE

## Regional Reviews – Africa continued

### Tanzania

**Geita**, is located in north-western Tanzania, in the Lake Victoria goldfields of the Mwanza region, about 120km from Mwanza and 4km west of the town of Geita. The mine is currently an underground operation following the completion of open-pit mining in the third quarter of 2020. Management is exploring further open-pit opportunities of which development will begin during 2021. The mine is serviced by a CIL processing plant with an annual capacity of 5.1Mt.

### Mali

AngloGold Ashanti continued its divestment strategy in Mali in 2020. We concluded the sale of our interest in the **Morila** mine on 10 November 2020. The mine had been held by AngloGold Ashanti and Barrick, each with a 40% interest, with the government of Mali holding the remaining 20%. AngloGold Ashanti also concluded the sale of **Sadiola** on 30 December 2020. Sadiola has been jointly held by AngloGold Ashanti (41%), IAMGOLD Corporation (41%) and the government of Mali (18%).

The third mine in Mali is **Yatela** in respect of which, on 14 February 2019, Sadiola Exploration Limited (SADEX), the subsidiary jointly held by AngloGold Ashanti Limited and IAMGOLD Corporation, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d'Exploitation des Mines d'Or de Yatela (Yatela), for a consideration of USD1.

At the date of this report, the transaction remained subject to the fulfillment of several conditions precedent, including approval of the Share Purchase Agreement by the Council of Ministers and the adoption of two laws (the Endorsement Law and Establishment Law).

### Operational performance

#### Production

Strong production performance was delivered by the Africa region, increasing to 1.603Moz in the current year compared to 1.538Moz in 2019. This was largely due to record production at Geita, and solid production performances at Kibali and Iduapriem.

Geita's production of 623,000oz was the highest annual production level achieved in the last 15 years and 3% higher than the preceding year's 604,000oz. The increase was attributed to the greater volumes treated as the underground operations continued to ramp-up, providing finer fragmentation and higher grades to the mill. The processing plant benefited from higher run time, resulting in a 14% increase in underground tonnes mined for the year.

Iduapriem had a solid performance with gold production of 275,000oz maintaining the record production level of the previous year. This performance was primarily due to the 2% improvement in plant feed, supported by higher grades following implementation of the grade improvement project during 2020. Improved grades were partly offset by a 2% decline in tonnes treated due to challenges experienced in treating harder ore material. An additional tertiary ore crushing stage is being constructed to reduce the feed size to the milling circuit to deal with the increased rock hardness as deeper ore is extracted. In the second half of 2020, a decision was made to accelerate waste stripping at the Teberebie Cut 2 at the Block 7 and 8 pit, with some of the waste stripping planned for 2021 brought forward to the fourth quarter in 2020. As a result, mined volumes increased on the back of this investment, with the operation on track to accelerate ore delivery to the mill. Waste stripping here will continue into 2021. This strategic investment will assist the operation to reach the ore zone earlier, thus increasing confidence in planned gold production for 2021.



Geita

Siguiri increased production marginally in 2020 to 214,000oz compared with 213,000oz in 2019. Improvements in hard-rock processing capability resulted in higher plant feed grade. Conversion of three leach tanks to CIL and the Mill 1 discharge pump upgrade were successfully completed and commissioned on schedule. These will together help to improve overall plant recovery rates. Plant interventions and the effective use of plant run time increased throughput to 11.2Mt during the year. Progressive improvements were already delivered in the second half of the year, up 8% when compared with the previous year.

Kibali had steady performance with production of 364,000oz, marginally lower than the 366,000oz produced in 2019. Record underground production was achieved in December 2020 and for the fourth quarter. Steady plant performance resulted in a 2% increase in plant throughput compared to 2019. This was partly offset by 2% decline in the recovered grade due to the impact of ore feed blend to the plant. The mine invested further in technology to allow multiple, autonomous machines to operate on the same haulage and production levels, and to provide real-time visibility of all operations, including automated control of ventilation fans.

## Costs

All-in sustaining costs for the region increased by 4% to $935/oz for 2020, compared to $896/oz the previous year. This increase was a result of higher underground mining costs at Geita due to the step-up in ore and waste volumes, partly offset by lower open pit mining cost following the completion of mining in Nyakanga Cut 8 by end September 2020; higher stay-in-business capital spend as a result of waste stripping at Teberebie Cut 2 at Iduapriem and additional Ore Reserve development at Geita and Obuasi; as well as higher royalty costs across the operations due to the increase in the gold price received.

The Operational Excellence programme continued during 2020. This programme is a group-wide efficiency-driven initiative focused on optimising mine plans and systems and on improving operational cost management. This translated into a review of asset potential and the further entrenchment of capital discipline. Various enhancement projects are tracked through a project management system as we strive to meaningfully move down the cost curve. Through this process, mine planning and forecasting improvement have been reflected in improved consistency in our reported cost performance.

## Capital expenditure

Total capital spend for the region was $397m in 2020 compared to $410m in 2019. Capital investment was challenged by the global COVID-19 pandemic, resulting in delayed deliveries and a difficult execution environment. Growth capital of $168m was spent mainly on the redevelopment of the Obuasi mine.

Underground Ore Reserve development projects continued at Geita and pre-stripping began at Iduapriem for Teberebie Cut 2. These projects will provide access to orebodies identified for future gold extraction. The balance of the sustaining capital investment was used for capitalised exploration and stay-in-business projects to improve asset integrity and realise business improvements across the operations, to ensure safe and sustainable growth and production.

## Growth and improvement

Siguiri's combination plant project ramp-up progressed to achieve design throughput rates in the three-stage crushing plant and milling circuit. Recovery improved to 83.2% following completion of three additional CIL tank conversions and other supplementary projects. Commissioning of the fines screening plant planned for



Geita

# OPERATING PERFORMANCE

## Regional Reviews – Africa continued



Iduapriem

2021 will increase the hard rock capacity of the crushing plant and improve the potential for high-grade hard rock optimisation. Furthermore, following approval of the Siguiri Block 2 feasibility study in 2020, execution is scheduled to begin in 2021.

At Geita, the focus on Ore Reserve development continued with 7,271m of development completed in 2020 compared to 4,130m in 2019. While this development provides access to the underground orebody, it also gives access to underground exploration platforms. Geita is progressing various underground projects which include ventilation, electrical supply, pumping and backfill projects to establish infrastructure for the underground operations at the Star & Comet and Nyankanga mining areas.

The Geita Hill underground mining area and environmental permits were obtained and development of the access portal began in late 2020. The feasibility study for the Nyamulilima open pit project, located 2.4km from the Star & Comet underground operation, is in progress with execution planned for 2021. Furthermore, the mine initiated a national electric grid project for which the feasibility study and design are in progress for execution and connection in 2021/2022. The Grid connection planned will deliver a significantly reduced GHG emission footprint and a lower unit cost for power.

At Iduapriem, waste stripping for Teberebie Cut 2 was initiated and ore was mined from Teberebie Cut 1, Cut 3 and Ajopa.

The mine is currently undergoing infrastructure development with the re-investment to take place from 2021 to 2023. Projects include a waste-water treatment plant expansion, new tailings storage facility and return water dam. Permitting, land compensation and land access requirements run concurrently with the project and will continue as part of discussions with government, the authorities and relevant stakeholders.

The mine is in the process of commissioning an additional tertiary ore crushing stage to reduce the ore feed size to the milling circuit to deal with the increased rock hardness as deeper ore is extracted. The brownfields exploration drilling campaign at the Teberebie and Ajopa pits continued in 2020.

At Kibali, the Ore Reserve depleted during 2020 was replaced for the second consecutive year, emphasising the success of the exploration and Ore Reserve replacement strategy in place. The Megi-Marakeke-Sayi prefeasibility study was completed, delivering another viable open pit project that will improve the mine's open cast and underground ore ratio and enhance mine plan flexibility. Drilling at Gorumbwa highlighted future underground potential. Ongoing conversion drilling at KCD underground continues to deliver additional Ore Reserve to extend the mine life. The mine is well placed to meet its 10-year production targets and to extend the production beyond this horizon.

## Obuasi redevelopment project

The Obuasi redevelopment project continued during 2020, notwithstanding the challenges of COVID-19 which impacted completion of Phase 2 of the project. The project, which began in 2019, was set out in two phases. Phase 1 of the mine and plant redevelopment achieved output of 2,000 tonnes per day (tpd) of ore mined and milled and Phase 1 achieved commercial production on 1 October 2020. Phase 2 was to ramp up to 4,000tpd with commissioning underway by end December 2020.

The project made steady progress across several fronts. Commissioning of the Phase 2 mills (4,000tpd capacity) began on schedule, the Ore Reserve had increased by 22% at year-end and the metallurgical circuit was operating as planned. The mining ramp-up was challenged by specialist-skills shortages due to COVID-19-related cases, quarantines and ongoing travel restrictions, particularly to and from Australia. Infrastructure development – the KRS ventilation shaft, the paste-fill plant and underground ore-handling systems – was progressing to schedule, albeit with reduced flexibility due to similar constraints.

### Operational Readiness (Phase 1)

Operational Readiness continued in the fourth quarter of 2020 with capacity of 2,000tpd achieved. The project's production for the full year ended 31 December 2020 was 127,000oz, with 30,000oz produced in the fourth quarter of the year. This included a 22-day planned stoppage in December for the tie-in of Phase 2 of the project.

Mining rates continued to be constrained by skilled labour challenges caused by Australian international travel restrictions during the year. These were again tightened in January 2021, with the quota of weekly travellers allowed to enter and exit the country's airports being reduced further. This challenge is being resolved by a continued focus on in-country recruitment and training to help bridge the gap. As a result, the mine plan for 2020 was revised to take into account the COVID-19 limitations. This plan intends to achieve the required ramp-up in production in parallel with the construction schedule and good progress is being made in the second production area at Block 8-Lower.

### Construction (Phase 2)

Phase 2 construction was 90.1% complete as of 31 December 2020. Commissioning of the milling circuit began and continued in early 2021. Completion of the KRS shaft, paste-fill plant and the GCVS ventilation shaft are targeted for June 2021 when the ramp-up of Phase 2 capacity to 4,000tpd (~1.7Mt annually) is planned to begin.



Obuasi

*For more detail on the performance at each operation, including their sustainability performance see the <OP>. These are available online at www.aga-reports.com*

# OPERATING PERFORMANCE

## Regional Reviews – Americas




4
2
3
1
0
400km
● Operation ○ Project



View of the thickeners at Serra Grande

**LEGEND:** ❶ **Argentina** Cerro Vanguardia (92.5%) ❷ **Brazil** Serra Grande ❸ AGA Mineração
④ **Colombia** Gramalote (50%) / La Colosa / Quebradona


Contribution to regional production (%)
17
27
56
Serra Grande
AGA Mineração
Cerro Vanguardia

**21%**

contribution to group production*

* For 2020, group production includes the South African operations to September 2020

**The Americas region comprises three operations – featuring both open pit and underground mining, one in Argentina and two in Brazil – and two advanced greenfields projects in Colombia.**

### Argentina

**Cerro Vanguardia**, in which AngloGold Ashanti has a 92.5% stake, is the Company's sole operation in Argentina. Fomicruz, a state company, owns the remaining 7.5%. The operation is in the province of Santa Cruz and operates multiple small open pits with high stripping ratios and multiple narrow-vein underground mines that produce gold with silver as a by-product.

### Brazil

**AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração)**, in the state of Minas Gerais, comprises the Cuiabá Complex, the Córrego do Sítio mining operation and the Cuiabá and Queiroz plants.

Serra Grande, in the state of Goiás about 5km from the city of Crixás, comprises three mechanised underground mines and an open pit.


Attributable production
(000oz)
1000
800
600
400
200
0
820
840
776
710
649
2016
2017
2018
2019
2020


Productivity
(oz/TEC)
20
15
10
5
0
13.98
13.34
12.86
11.39
9.70
2016
2017
2018
2019
2020


AIFR
(per million hours worked)
6
5
4
3
2
1
0
3.96
3.29
3.97
3.84
3.68
2016
2017
2018
2019
2020


Total cash costs and all-in sustaining costs
(US$/oz)
1,200
1,000
800
600
400
200
0
578
881
638
943
624
855
736
1,032
721
1,003
2016
2017
2018
2019
2020
Total cash costs
All-in sustaining costs (1)

(1) *World Gold Council Standard*

## Colombia

**Quebradona** project is situated in the Middle Cáuca region of Colombia, in the Department of Antioquia, 60km southwest of Medellín within the Municipality of Jericó. The project is 100% owned and managed by AngloGold Ashanti.

**Gramalote** project, a joint venture between AngloGold Ashanti (50%) and B2Gold (50%), is located near the towns of Providencia and San Jose del Nus within the municipality of San Roque, in the northwest of the Department of Antioquia. It is approximately 124km northeast of Medellín, the regional capital of the Antioquia Department. B2Gold became the project manager and operator from 2020.

See *Planning for the future – projects, exploration and innovation* for additional information.

## Operational performance

### Production

Total production for the Americas region in 2020 declined to 649,000oz compared with 710,000oz in 2019, due to production declines at Serra Grande in Brazil and Cerro Vanguardia in Argentina.

At Cerro Vanguardia in Argentina, production of 173,000oz was 23% lower than 225,000oz the previous year. As this is a mature operation, this decline was largely due to the lower grades mined and reduced tonnages owing to the impact of the COVID-19 pandemic. Cerro Vanguardia had been performing well in terms of planned gold production using the available stockpile but unfortunately production was halted twice during the last quarter of the year – first a voluntary closure after the identification of positive COVID-19 cases at site in November, followed by a mandatory government-imposed lockdown in December.

In Brazil, production of 476,000oz was 2% lower than the previous year, mainly due to series of operational issues that were compounded by COVID-19-related restrictions. Production had improved by year end with production in the second half of the year up by 7% on the prior year six months as a result of an increase in tonnes of ore mined.

At AGA Mineração, full year production was 362,000oz, in line with 2019 despite the impact of stoppages and absenteeism due to COVID-19, unexpected and heavier-than-normal rains in the first half of the year, and geotechnical issues on the high-grade programmed stope. The Cuiabá complex's production was 7% lower than in 2019 due to geological modelling which reduced the thickness of the orebody at the lower levels of the mine.

At the Córrego do Sítio (CdS) complex, production increased by 22% to 101,000oz compared with 2019. This increase was due to the higher tonnages and grades placed onto the heap leach and the higher tonnage treated in the sulphide circuit. This improvement resulted from the strategy in place at CdS Mine 1 to increase development and production. Following consolidation of the São Bento operation (CdS II), plant capacity increased and implementation of the improvement project to improve reliability of the sulphide plant was completed.

# OPERATING PERFORMANCE

## Regional Reviews – Americas continued

At Serra Grande, production declined 7% to 114,000oz, mainly resulting from lower grades due to geological model changes, grade control changes and operational delays at high grade stope areas, further impacted by absenteeism due to the COVID-19 pandemic.

### Costs

The region's all-in-sustaining cost of $1,003/oz for 2020 was 3% lower than $1,032/oz in 2019, a consequence mainly of depreciation against the dollar in both the Brazilian and Argentinian currencies, changes in rehabilitation provisions (economic parameters) and, in Argentina, a higher silver by-product price that was partially offset by lower gold sold and inflationary pressures.

### Capital expenditure

Regional capital expenditure of $217m was 11% higher than the previous year and was mainly on Ore Reserve development, exploration, enhanced TSF management and maintenance, mainly for the Brazilian operations. This expenditure included $49m for the Colombian projects, mainly in relation to the Quebradona land capitalisation and completion of the technical feasibility studies and the bridging engineering phase, as well as the Gramalote drilling programme and activities to do with the completion of the feasibility studies.

The Brazilian operations maintained focus on Ore Reserve and Mineral Resource conversion to improve confidence levels, while work is underway to convert the TSFs to dry stacking. At Cerro Vanguardia, in Argentina, COVID-19-related stoppages resulted in reduced Ore Reserve development as fewer metres were developed. Capital expenditure for the year was spent mostly on the replacement of mine equipment. During 2020, the mine continued with its strategy to purchase larger trucks to increase hauling and loading capacity to further improve productivity and haulage volumes. Fleet renewal will continue in 2021.

The outlook for growth capital expenditure outflows for the region until 2024 relate mainly to the Gramalote and Quebradona projects in Colombia. Quebradona will enable the group to diversify into copper production at an attractive estimated copper all-in sustaining cost margin of between 60% to 70%. Some increase in the capital outlay is also expected between 2021 to 2022 at AGA Mineração in respect of Ore Reserve development and exploration to increase orebody confidence and ongoing TSF conversion to dry-stacking.

### Growth and improvement

In Brazil, plans to increase gold production are underway. Productivity is expected to improve as a result of the Operational Excellence initiatives that are underway.

Starting from the second quarter of 2020, Operational Excellence initiatives included operational and administrative efficiency gains across all sites and regional office. Increasing mine flexibility was a key focus in 2020. Operations set new records for development and processing, which helped offset negative impacts of geological model changes and other operational challenges faced throughout the year, including COVID-19.



AGA Mineração

In Argentina, the most significant savings resulted from the renegotiation of the natural gas contract.

Despite a drop in production, the Cuiabá complex achieved record development of 19,357m in the year, an increase of 17% from 2019 (16,563m), together with the processing of record volumes at the plant, 1.905Mt in 2020 versus 1.799Mt in 2019. These results are outcomes of an Operational Excellence strategy conducted in 2020. As part of the long-term growth strategy, the potential for new orebodies is being investigated in regional targets, along with plans for the deepening of the Cuiabá mine and the building of orebody knowledge at depth and related modelling of geological behaviour.

At Córrego do Sítio (CdS), the focus remains in advancing the exploration drilling campaign to enable reserve addition to support mine flexibility and support a future expansion. In the long term, replacement of the Lamego Ore Reserve will provide expansion opportunities at the CdS complex. In the short-to-medium term, exploration, evaluation and implementation of additional production sources are expected at both Cuiabá and CdS II.

At Serra Grande, exploration and Ore Reserve development will create options to further scale-up production, extend the life of mine and sustain higher margins. Exploration and Ore Reserve development will create options to increase production, extend mine life and improve margins.

An exploration drill campaign has successfully confirmed the down-plunge continuity of the underground mines. In addition, the discovery of other new orebodies, including Palmeiras Sul, has consistently grown the Mineral Resource. There is also opportunity for unlocking the open pit potential in the greenstone belt.

At Cerro Vanguardia, exploration during 2020 continued for new viable orebodies to extend the mine life. This included successful channel sampling and diamond drilling. A total of 25,073m was drilled as part of a long-term programme to pursue the extension of mineralisation along and down-dip of some of the more important veins in the central zone of the district. The drilling programme also targeted minor secondary veins and tested new targets several kilometres away from the main zone. Plans for 2021 include further diamond drilling to find new exploration targets and determine a new Inferred Mineral Resource to convert the existing Inferred Mineral Resource into Ore Reserve, additional trenching, channel sampling and ground magnetics surveys.

The Quebradona and Gramalote projects are expected to complete feasibility studies and be presented to the board for approval in 2021.

Once approved, construction at Gramalote is expected to take about three years with production expected to start in 2024. At Quebradona, construction is anticipated to take approximately four years, starting first with the underground access tunnel development, followed by orebody development and process plant construction.



AGA Mineração

***For more detail on the performance at each operation, including their sustainability performance see the <OP>. These are available online at www.aga-reports.com***

# OPERATING PERFORMANCE

## Regional Reviews – Australia




Darwin
Western
Australia
1
2
Brisbane
Kalgoorlie
Perth
Adelaide
Sydney
Canberra
Melbourne
0
1,000km
● Operation ○ Project

Australia – Sunrise Dam

**LEGEND:** ❶ Sunrise Dam ❷ Tropicana (70%)


Contribution to
regional production
(%)
54
46
Tropicana
Sunrise Dam

**18%**

contribution to group production*

* *For 2020, group production includes the South African operations to September 2020*

**AngloGold Ashanti has two operations in its Australia region, Sunrise Dam and Tropicana, both of which are in the north-eastern goldfields of the state of Western Australia.**

**Our Australia operations are:**

**Sunrise Dam**, wholly-owned by AngloGold Ashanti, is located 220km northeast of Kalgoorlie and 55km south of Laverton. Underground mining, carried out by a contract mining company, is now the primary source of ore, following the cessation of mining in the open pit in 2014.

**Tropicana**, a joint venture in which AngloGold Ashanti has a 70% holding and which it manages with 30% held by IGO Ltd, is located 200km east of Sunrise Dam and 330km east-northeast of Kalgoorlie. The operation is a large open pit operation with mining carried out by a contractor.

**Attributable production**
(000oz)


800
700
600
500
400
300
200
100
0
520
559
625
614
554
2016
2017
2018
2019
2020

**Productivity**
(oz/TEC)


60
50
40
30
20
10
0
46.81
47.87
49.55
44.85
37.50
2016
2017
2018
2019
2020

**AIFR**
(per million hours worked)


10
8
6
4
2
0
9.49
8.53
9.14
7.33
3.74
2016
2017
2018
2019
2020

**Total cash costs and all-in sustaining costs**
(US$/oz)


1200
1000
800
600
400
200
0
793
1,082
743
1,062
762
1,038
730
990
968
1,225
2016
2017
2018
2019
2020
Total cash costs
All-in sustaining costs (1)

(1) *World Gold Council Standard*

## Operating performance

### Production

The Australia region produced 554,000oz in 2020 compared to 614,000oz in 2019, as the completion of grade streaming and a lower proportion of open pit ore in the mill feed resulted in a 17% drop in year-on-year attributable production at Tropicana, in line with the mine plan.

At Sunrise Dam production was steady at 256,000oz as the mine focused on a strategy to fill the mill with the best quality ore through a programme of underground exploration and development to build orebody knowledge and add to the Ore Reserve.

The strategy involves maximising the extraction of the Vogue orebody, which is currently the primary source of underground ore, and providing mining flexibility by developing an alternate mining area. Vogue will contribute 80% of underground ore over the next two years, with multiple ore sources making up the remaining 20% of mill feed.

Mill throughput remained consistent at 4.0Mt for 2020 and metallurgical recovery is benefiting from the float ultra-fine grind circuit that was implemented in 2018.

Pre-stripping of the Golden Delicious open pit, 12km from the Sunrise Dam processing plant, began in the December quarter 2020. Ore production from Golden Delicious is scheduled to begin in the June quarter of 2021 and the open pit is expected to deliver approximately 136,000oz over a 2.7-year life of mine. From the second half of 2021, Golden Delicious ore will totally displace the low-grade stockpile mill feed, enabling grade streaming to be applied through 2022.

Tropicana produced 298,000oz for the year compared to 360,000oz in 2019. Production was lower year-on-year as planned. Up until June 2020, ore production from the open pits exceeded plant capacity, allowing higher-grade ore to be preferentially treated, while lower-grade ore was accumulated on stockpiles. With the completion of the Tropicana pit and stage one of the Havana pit (Havana cutbacks 1, 2 and 3) mid-way through the year, this grade streaming process ceased, in line with the mine plan.

The Boston Shaker underground mine started commercial production on time and on budget in September 2020. When the underground mine reaches its full production rate of 1.1Mtpa in the second half of 2021, it will contribute 100,000oz annually to gold production. The mine will achieve payback in three years.

Waste stripping for stage 2 of the Havana pit began in the second half of 2020 and while waste stripping is underway, mill feed will be made up of ore from the Boston Shaker underground mine, the Boston Shaker open pit and stockpiles.

The Tropicana processing plant continued to perform well in 2020, with throughput and metallurgical recoveries higher than the previous year. Further efficiency improvements are planned for 2021 to increase throughput from 8.8Mtpa to 9Mtpa in the second half.

# OPERATING PERFORMANCE

## Regional Reviews – Australia continued

### Costs

The region's all-in sustaining cost was $1,225/oz in 2020 compared to $990/oz in 2019. This was largely due to a 40% increase in all-in sustaining cost at Tropicana where lower production and unfavourable inventory movement had a negative impact.

The all-in sustaining cost at Sunrise Dam increased by 6% due mainly to costs related to a higher volume of ore purchases from external sources (298,000t compared to 71,000t in 2019) in 2020.

Costs were also impacted by additional unbudgeted COVID-19 expenditure.

### Capital expenditure

The region's capital expenditure of $143 million in 2020 remained in line with 2019 capital expenditure of $149 million. A total of $90 million was spent at Tropicana including $25 million of growth capital to complete the Boston Shaker underground project on time and on budget. Deferred waste and capitalised pre-stripping, representing 52% of the total in 2020, remains the focus at Tropicana.

At Sunrise Dam a total of $53 million was spent during 2020, which includes $3 million spent on the commencement of the Golden Delicious growth project. Golden Delicious will reach commercial production in Q3 2021. Ore Reserve development capital expenditure at 50% of the total in 2020 remains the focus at Sunrise Dam to unlock future gold production.

### Growth and Improvement

At Sunrise Dam the substantial underground diamond-drilling programme that began in 2019 is generating encouraging results, discovering the Frankie orebody during 2020 and extending the Vogue and Carey Shear ore zones. Multiple ore zones remain open along strike and at depth.

Two major steep lodes have been defined at Frankie spanning in strike length and 400m in height. Frankie is close to existing underground infrastructure and based on results to date this area has the potential to deliver approximately 500,000t of ore per annum over a five-year period from 2023. A dedicated diamond drilling platform was established in early 2021 to better drill out this zone, and three diamond drill rigs were drilling from existing drives for strike extensions to the north and south.

Regional exploration continues to seek additional satellite ore sources within trucking distance of the Sunrise Dam processing plant. The aim is to deliver annual ore production of 3Mtpa to displace lower grade surface stockpiles.

The company holds 880 square kilometres of tenements in this highly prospective district, some in the Butcher Well joint venture with Northern Star and some in its own right. Drilling will continue in 2021.

There is significant potential to unlock known extensions of mineralisation beneath the Tropicana and Havana open pits as well as extensions at depth in the Boston Shaker underground.

A study to look at the trade-off between mining deeper Havana mineralisation via a third cutback or by underground methods was initiated in 2020. This study will be completed in the first half of 2021.

Development of a 500m underground drill drive from the Boston Shaker decline to test beneath the Tropicana open pit was completed in 2020 and diamond drilling was underway early in 2021. The drill drive is well-positioned to provide production access to Tropicana underground mineralisation, should an Ore Reserve be defined. This drive could also be extended to cost-effectively explore the mineralised system beneath the open pits to the south and ultimately access the Havana underground mineralisation in the future.

Near-mine exploration continues to focus on understanding the geology to the north and south of Tropicana, seeking strike extensions and offsets to the Tropicana orebody.

Satellite open pit opportunities are being assessed along the mineralised corridor to the north of the mine at Springbok and Angel Eyes, to the south at Rusty Nail and further south at Madras and New Zebra.



Australia – Tropicana

*For more detail on the performance at each operation, including their sustainability performance see the <OP>. These are available online at www.aga-reports.com*

# OPERATING PERFORMANCE

## Regional Reviews – South Africa




North West
Carletonville
Klerksdorp
Gauteng
Swaziland
Bloemfontein
Lesotho
Durban
East London
Port Elizabeth
Cape Town
0
400km
● Operation ○ Project



Surface operation South Africa

**LEGEND:** ❶ **West Wits** Mponeng ❷ **Surface Operations**


Contribution to regional production (%)
44
56
Surface operations
Mponeng

**8%**

contribution to group production*

*For 2020, group production includes the South African operations to September 2020*

### Asset sale

On 12 February 2020, AngloGold Ashanti reached agreement to sell the remaining South African producing assets – Mponeng and Surface Operations – and related liabilities to Harmony Gold Mining Company Limited. The sale was in line with our stated aim to streamline our portfolio and create a more focused business with enhanced operating and financial metrics. On conclusion of the sale, Harmony took full ownership of the assets and associated liabilities on 1 October 2020.

The 2020 information relates to the first nine months of 2020.

# OPERATING PERFORMANCE

## Regional Reviews – South Africa continued

**Attributable production**
(000oz)


1,200
1,000
800
600
400
200
0
967
903
487
419
241
2016
2017
2018
2019
2020 (2)

**Productivity**
(oz/TEC)


6
5
4
3
2
1
0
3.56
3.57
4.45
5.10
3.68
2016 (1)
2017
2018
2019
2020 (2)

**AIFR**
(per million hours worked)


15
12
9
6
3
0
12.02
12.68
10.25
6.60
6.12
2016 (1)
2017
2018
2019
2020 (2)

**Total cash costs and all-in sustaining costs** (1)
(US$/oz)


1,500
1,200
900
600
300
0
896
1,081
1,084
1,251
1,032
1,182
981
1,132
1,149
1,296
2016 (1)
2017
2018
2019
2020 (2)
Total cash costs
All-in sustaining costs (3)

*(1) Year 2016 has not been restated for IFRS 5*
*(2) Information relates to the first nine months of 2020*
*(3) World Gold Council Standard for AISC*

**Following an extensive review and restructuring of this region between 2016 and 2020, the last two remaining operating entities in the region were sold effective 30 September 2020.**

### West Wits

Mponeng, the world's deepest gold mine, is in the West Wits mining district southwest of Johannesburg, on the border between Gauteng and North West Province. Mponeng exploits the Ventersdorp Contact Reef via a twin-shaft system at depths of between 2,800m and 3,400m below surface. Ore is treated and smelted at the mine's gold plant.

### Surface Operations

Surface Operations encompasses surface facilities in the West Wits and Vaal River areas. These facilities process and extract gold from marginal ore dumps and tailings storage facilities. Surface Operations includes Mine Waste Solutions (MWS), which operates independently, processing slurry material reclaimed by hydro powered machinery from various tailings storage facilities.

## Operating performance

### Production

The South Africa region's operations produced 241,000oz at a total cash cost of $1,149/oz for the nine months to September 2020 compared to 307,000oz produced at a total cash cost of $1,003/oz for the same period in 2019. The decline in annual production was mainly due to the slow start to the year, a result of poor ground conditions; safety stoppages owing to seismic events and related fatalities; and the national COVID-19-related lockdown implemented at the end of March 2020.

### Costs

All-in sustaining cost for the South Africa region for the nine months to September 2020 was $1,296/oz, versus $1,156/oz the same period in the prior year. The increase was due to lower gold production, higher royalties, inflationary cost increases for power, labour and consumables, higher hauling contractor costs and IT-related expenditure at surface operations. This was partially offset by favorable by-product contributions, lower sustaining capital expenditure, and the weaker rand against the dollar.

## Growth and improvement

### Capital expenditure

Total capital spend in South Africa was $34m for the nine months ending September 2020 compared to $44m for the same period in 2019.

*For more detail on the performance at each operation, including their sustainability performance see the <OP>. These are available online at www.aga-reports.com*

# MINERAL RESOURCE AND ORE RESERVE – SUMMARY

**AngloGold Ashanti strives to actively create value by growing its major assets – the Mineral Resource and Ore Reserve. This drive is based on active, well-defined brownfields and greenfields exploration programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio. Ensuring a viable Mineral Resource and Ore Reserve pipeline enables delivery of sustained value-adding growth in the long term.**

Responsible management of our Mineral Resource and Ore Reserve, our exploration programme and related planning, is vital in optimising the operating lives of our portfolio. In so doing, AngloGold Ashanti ensures that it is able to deliver on its strategy and the related strategic objectives in particular, namely, to maintain long-term optionality and improve the quality of our portfolio. See also *Planning for the future* in this report.

## Reporting compliance

AngloGold Ashanti's Mineral Resource and Ore Reserve are reported as at 31 December 2020, in accordance with the minimum standards described by the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition) and Section 12.13 of the JSE Listing Requirements (as updated from time to time).

We achieve this by ensuring the principles of integrity transparency and materiality are central to the compilation of the <R&R> and by using reporting criteria and definitions as detailed in the SAMREC Code. In complying with the SAMREC Code, changes to AngloGold Ashanti's Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the Company. AngloGold Ashanti has therefore again resolved not to provide the detailed reporting as defined in Table 1 of the SAMREC Code, apart from the maiden Mineral Resource declaration for Butcher Well. However, as in previous years, we will continue to provide the high level of detail necessary to comply with the transparency requirements of the SAMREC Code.

## Price assumptions

The SAMREC Code requires the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Ore Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

### Gold price

The following local prices of gold were used as the basis for estimation:

| | Gold price US$/oz | Australia AUD/oz | Brazil BRL/oz | Argentina ARS/oz | Colombia COP/oz |
|---|---|---|---|---|---|
| **Ore Reserve** | | | | | |
| **2020** | **1,200** | **1,604** | **5,510** | **119,631** | **4,096,877** |
| 2019 | 1,100 | 1,512 | 4,230 | 57,080 | 3,230,030 |
| **Mineral Resource** | | | | | |
| **2020** | **1,500** | **2,170** | **7,682** | **142,507** | **5,094,827** |
| 2019 | 1,400 | 1,981 | 5,166 | 78,102 | 3,838,220 |

### Copper price

The following copper prices were used as the basis for estimation:

| | Copper price US$/lb | Copper price COP/lb |
|---|---|---|
| **Ore Reserve** | | |
| **2020** | **2.65** | **9,047** |
| 2019 | 2.65 | 7,947 |
| **Mineral Resource** | | |
| **2020** | **3.30** | **11,209** |
| 2019 | 3.30 | 9,646 |

## GOLD

**124.5Moz**
Inclusive Mineral Resource

**29.7Moz**
Ore Reserve

## COPPER

**9,677Mlb**
Inclusive Mineral Resource

**3,105Mlb**
Ore Reserve

# MINERAL RESOURCE AND ORE RESERVE – SUMMARY continued

## Mineral Resource

### Gold

The AngloGold Ashanti Mineral Resource reduced from 175.6Moz in December 2019 to 124.5Moz in December 2020. This gross annual decrease of 51.1Moz includes depletion of 3.7Moz, and 54.1Moz for the disposal of assets in the South African region and of Sadiola. This was partly offset by additions due to exploration and modelling changes of 2.9Moz, changes in economic assumptions of 3.5Moz and other factors of 0.3Moz. The Mineral Resource was estimated using a gold price of $1,500/oz, unless otherwise stated (2019: $1,400/oz).

**Mineral Resource – Gold**

| | | Moz |
|---|---|---|
| **As at 31 December 2019** | | **175.6** |
| **Disposal** | Mponeng | (45.6) |
| | Vaal River Surface | (2.5) |
| | Mine Waste Solutions | (2.1) |
| | West Wits Surface | (0.5) |
| | Sadiola | (3.2) |
| | **Sub-total** | **121.7** |
| **Depletions** | | (3.7) |
| | **Sub-total** | **118.0** |
| **Additions** | **Due to:** | |
| Geita | Exploration success | 1.9 |
| Siguiri | Gold price and exploration success | 1.5 |
| Iduapriem | Mineral Resource gold price increase | 0.8 |
| Tropicana | Gold price and revised underground constraining | 0.8 |
| Cerro Vanguardia | Gold price and exploration success | 0.7 |
| Serra Grande | Revised interpretation of Mina III underground | 0.6 |
| AGA Mineração | Gold price and exploration countered by changes in methodology | 0.5 |
| Other | Additions less than 0.5Moz | 1.1 |
| | **Sub-total** | **125.9** |
| **Reductions** | **Due to:** | |
| Obuasi | Estimation methodology and cost | (1.4) |
| Other | Reductions less than 0.5Moz | (0.0) |
| **As at 31 December 2020** | | **124.5** |

### Copper

The AngloGold Ashanti Mineral Resource of 4.39Mt (9,677Mlb) remained unchanged between December 2019 and December 2020. The Mineral Resource was estimated at a copper price of US$3.30/lb (2019: US$3.30/lb).

**Mineral Resource – Copper**

| | | Mt | Mlb |
|---|---|---|---|
| **As at 31 December 2019** | | **4.39** | **9,677** |
| **Additions** | **Due to:** | | |
| Quebradona | No changes | – | – |
| **As at 31 December 2020** | | **4.39** | **9,677** |

**Note:**

To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, content for gold to two decimals and copper content with no decimals

## Ore Reserve

### Gold

The AngloGold Ashanti Ore Reserve reduced from 43.9Moz in December 2019 to 29.7Moz in December 2020. This gross annual decrease of 14.2Moz includes depletion of 3.4Moz, and disposal of assets in the South African region and Sadiola of 16.7Moz. This is partly offset by additions due to exploration and modelling changes of 4.5Moz, changes in economic assumptions of 1.0Moz and other factors of 0.4Moz. The Ore Reserve was estimated using a gold price of $1,200/oz, unless otherwise stated (2019: $1,100/oz).

**Ore Reserve – Gold**

| | | Moz |
|---|---|---|
| **As at 31 December 2019** | | **43.9** |
| **Disposal** | Mponeng | (11.0) |
| | Vaal River Surface | (2.1) |
| | Mine Waste Solutions | (1.9) |
| | West Wits Surface | (0.2) |
| | Sadiola | (1.6) |
| | **Sub-total** | **27.1** |
| **Depletions** | | (3.4) |
| | **Sub-total** | **23.7** |
| **Additions** | **Due to:** | |
| Obuasi | Updated Mineral Resource models based on new exploration results | 1.8 |
| Geita | Exploration success at Nyamulilima and the completion of an economic study to start up this new open pit | 1.4 |
| Kibali | Exploration success | 0.5 |
| Iduapriem | Increased Ore Reserve price and operational improvements | 0.5 |
| AGA Mineração | Exploration and increased Ore Reserve price countered by geological model changes at the quartz-vein satellite orebodies and Serrotinho | 0.4 |
| Siguiri | Exploration success | 0.4 |
| Serra Grande | New exchange rate, gold price and cost reduction | 0.4 |
| Cerro Vanguardia | Exploration, methodology, price and cost countered by geotechnical changes | 0.3 |
| Sunrise Dam | Exploration success | 0.3 |
| Other | Additions less than 0.3Moz | 0.1 |
| | **Sub-total** | **29.8** |
| **Reductions** | **Due to:** | |
| Other | Reductions less than 0.3Moz | (0.1) |
| **As at 31 December 2020** | | **29.7** |

### Copper

The AngloGold Ashanti Ore Reserve increased from 1.39Mt (3,068Mlb) in December 2019 to 1.41Mt (3,105Mlb) in December 2020. This gross annual increase of 0.02Mt is due to optimisation of the production levels. The Ore Reserve was estimated at a copper price of US$2.65/lb (2019: US$2.65/lb).

**Ore Reserve – Copper**

| | | Mt | Mlb |
|---|---|---|---|
| **As at 31 December 2019** | | **1.39** | **3,068** |
| **Additions** | **Due to:** | | |
| Quebradona | Result of the update of the mine plan in an effort to optimise the production levels as part of the Feasibility study | 0.02 | 37.3 |
| **As at 31 December 2020** | | **1.41** | **3,105** |

**Note:**

The Mineral Resource, as reported, is inclusive of the Ore Reserve component, unless otherwise stated. Mineral Resource and Ore Reserve estimates are reported as at 31 December 2020 and are net of 2020 production depletion. Although the term Mineral Reserve is used throughout the SAMREC Code, it is recognised by the SAMREC Code that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti elects to use Ore Reserve in its reporting.

# MINERAL RESOURCE AND ORE RESERVE – SUMMARY continued

## By-products

Several by-products will be recovered in the processing of the gold Ore Reserve and copper Ore Reserve. These include 0.41Mt of sulphur from the Brazil operations (AGA Mineração and Serra Grande), 23.89Moz of silver from the Argentinian operation (Cerro Vanguardia) and 26.19Moz of silver from Colombia (Quebradona). At present, there are no plans to recover molybdenum at the Quebradona project in Colombia. The Quebradona process plant will be designed to treat approximately 6.2Mtpa of underground ore to produce copper concentrate over a 23-year mine life, with provision of space for a molybdenum plant in the future.

## Sale of assets

AngloGold Ashanti sold various assets in South African and Mali during 2020. On conclusion of the sales and after depletions for that period of 2020 the final Mineral Resource and Ore Reserve at the time of the sale are shown below:

| | | |
|---|---|---|
| **South Africa:** | | |
| Mponeng: | Mineral Resource | 45.65Moz |
| | Ore Reserve | 10.94Moz |
| Surface Operations: | Mineral Resource | 5.11Moz |
| | Ore Reserve | 4.16Moz |
| **Mali:** | | |
| Sadiola: | Mineral Resource | 3.32Moz |
| | Ore Reserve | 1.58Moz |

## Corporate governance

**AngloGold Ashanti has established a Mineral Resource and Ore Reserve Steering Committee (RRSC) that is responsible for setting and overseeing the Mineral Resource and Ore Reserve governance framework and for ensuring that the Company's goals and strategic objectives are met while complying with all relevant regulatory codes. The committee's membership and terms of references are mandated under a policy document signed by the Chief Executive Officer.**

Over more than a decade, AngloGold Ashanti has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. Due to the travel restrictions around COVID-19, the 2020 internal reviews could not take place on site but were instead conducted as desktop reviews. The same restrictions meant that the external audits could not take place either. Given the scope of work required on site for the external audits, it was not possible to conduct these remotely. To meet the internal policy requirement that all operations be audited on average of once every three years, the number of audits to be conducted in 2021 will be increased.

Numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti. No significant deficiencies were identified. The Mineral Resource and Ore Reserve are underpinned by appropriate Mineral Resource management processes and protocols that ensure adequate corporate governance. These procedures have been developed to comply with the guiding principles of the US Sarbanes-Oxley Act of 2002 (SOX).

AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting System (RCubed) for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Ore Reserve that supports various regulatory reporting requirements, including the SEC and the JSE under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure that a documented chain of responsibility exists from the Competent Persons at the operations to the RRSC.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that appropriate risk management and mitigation plans are in place.

## Competent Persons

The information in this report relating to Exploration Results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are employed by AngloGold Ashanti, except for those at Kibali (which uses Barrick's Competent Persons), and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person, and all Ore Reserve have been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This is detailed in the <R&R>. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in the <R&R> report, in the form and context in which it appears.

Accordingly, the Chairman of the RRSC, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. VA Chamberlain has 33 years' experience in exploration and mining and is employed full-time by AngloGold Ashanti. He can be contacted at the following address: 76 Rahima Moosa Street, Newtown, 2001, South Africa.

A detailed breakdown of AngloGold Ashanti's Mineral Resource and Ore Reserve and related backup detail are available on the AngloGold Ashanti website, www.anglogoldashanti.com and on our reporting website, www.aga-reports.com.

## Inclusive Mineral Resource by region – Attributable

### Gold

| As at 31 December 2020 | Category | Tonnes million | Grade g/t | Contained gold Tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Africa | Measured | 64.74 | 2.96 | 191.50 | 6.16 |
| | Indicated | 391.32 | 2.56 | 1,000.18 | 32.16 |
| | Inferred | 193.07 | 3.29 | 634.82 | 20.41 |
| | **Total** | **649.13** | **2.81** | **1,826.49** | **58.72** |
| Americas | Measured | 92.10 | 1.65 | 152.23 | 4.89 |
| | Indicated | 1,182.06 | 0.92 | 1,081.73 | 34.78 |
| | Inferred | 685.17 | 0.74 | 509.05 | 16.37 |
| | **Total** | **1,959.33** | **0.89** | **1,743.01** | **56.04** |
| Australia | Measured | 56.95 | 1.25 | 71.05 | 2.28 |
| | Indicated | 72.90 | 1.70 | 123.85 | 3.98 |
| | Inferred | 46.88 | 2.30 | 107.84 | 3.47 |
| | **Total** | **176.73** | **1.71** | **302.74** | **9.73** |
| AngloGold Ashanti | Measured | 213.79 | 1.94 | 414.77 | 13.34 |
| | Indicated | 1,646.28 | 1.34 | 2,205.76 | 70.92 |
| | Inferred | 925.12 | 1.35 | 1,251.70 | 40.24 |
| | **Total** | **2,785.19** | **1.39** | **3,872.24** | **124.50** |

### Copper

| As at 31 December 2020 | Category | Tonnes million | Grade % Cu | Contained copper Tonnes million | Contained copper Pounds million |
|---|---|---|---|---|---|
| Americas | Measured | 57.90 | 1.10 | 0.64 | 1,406 |
| | Indicated | 203.77 | 0.89 | 1.81 | 3,981 |
| | Inferred | 340.43 | 0.57 | 1.95 | 4,290 |
| | **Total** | **602.10** | **0.73** | **4.39** | **9,677** |
| AngloGold Ashanti | Measured | 57.90 | 1.10 | 0.64 | 1,406 |
| | Indicated | 203.77 | 0.89 | 1.81 | 3,981 |
| | Inferred | 340.43 | 0.57 | 1.95 | 4,290 |
| | **Total** | **602.10** | **0.73** | **4.39** | **9,677** |

## Ore Reserve by region – Attributable

### Gold

| As at 31 December 2020 | Category | Tonnes million | Grade g/t | Contained gold Tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Africa | Proved | 34.34 | 1.73 | 59.45 | 1.91 |
| | Probable | 179.04 | 2.99 | 535.10 | 17.20 |
| | **Total** | **213.38** | **2.79** | **594.55** | **19.12** |
| Americas | Proved | 11.10 | 2.53 | 28.04 | 0.90 |
| | Probable | 201.44 | 1.02 | 205.94 | 6.62 |
| | **Total** | **212.54** | **1.10** | **233.98** | **7.52** |
| Australia | Proved | 26.42 | 1.29 | 34.04 | 1.09 |
| | Probable | 27.72 | 2.18 | 60.39 | 1.94 |
| | **Total** | **54.14** | **1.74** | **94.43** | **3.04** |
| AngloGold Ashanti | Proved | 71.85 | 1.69 | 121.54 | 3.91 |
| | Probable | 408.20 | 1.96 | 801.43 | 25.77 |
| | **Total** | **480.05** | **1.92** | **922.97** | **29.67** |

# MINERAL RESOURCE AND ORE RESERVE – SUMMARY continued

## Exclusive Mineral Resource by region – Attributable

### Gold

| As at 31 December 2020 | Category | Tonnes million | Grade g/t | Contained gold Tonnes | Contained gold Moz |
|---|---|---|---|---|---|
| Africa | Measured | 13.29 | 2.82 | 37.49 | 1.21 |
| | Indicated | 209.47 | 2.37 | 496.73 | 15.97 |
| | Inferred | 186.53 | 3.36 | 626.44 | 20.14 |
| | **Total** | **409.29** | **2.84** | **1,160.66** | **37.32** |
| Americas | Measured | 20.94 | 3.49 | 73.00 | 2.35 |
| | Indicated | 1,040.37 | 0.85 | 884.45 | 28.44 |
| | Inferred | 683.75 | 0.74 | 504.95 | 16.23 |
| | **Total** | **1,745.06** | **0.84** | **1,462.39** | **47.02** |
| Australia | Measured | 30.53 | 1.21 | 37.01 | 1.19 |
| | Indicated | 45.18 | 1.40 | 63.46 | 2.04 |
| | Inferred | 42.36 | 2.28 | 96.44 | 3.10 |
| | **Total** | **118.06** | **1.67** | **196.91** | **6.33** |
| AngloGold Ashanti | Measured | 64.75 | 2.28 | 147.49 | 4.74 |
| | Indicated | 1,295.02 | 1.12 | 1,444.64 | 46.45 |
| | Inferred | 912.63 | 1.35 | 1,227.83 | 39.48 |
| | **Total** | **2,272.41** | **1.24** | **2,819.96** | **90.66** |

### Copper

| As at 31 December 2020 | Category | Tonnes million | Grade % Cu | Contained copper Tonnes million | Contained copper Pounds million |
|---|---|---|---|---|---|
| Americas | Measured | – | – | – | – |
| | Indicated | 150.43 | 0.70 | 1.05 | 2,319 |
| | Inferred | 340.43 | 0.57 | 1.95 | 4,290 |
| | **Total** | **490.86** | **0.61** | **3.00** | **6,609** |
| AngloGold Ashanti | Measured | – | – | – | – |
| | Indicated | 150.43 | 0.70 | 1.05 | 2,319 |
| | Inferred | 340.43 | 0.57 | 1.95 | 4,290 |
| | **Total** | **490.86** | **0.61** | **3.00** | **6,609** |

## Ore Reserve by region – Attributable

### Copper

| As at 31 December 2020 | Category | Tonnes million | Grade % Cu | Contained copper Tonnes million | Contained copper Pounds million |
|---|---|---|---|---|---|
| Americas | Proved | – | – | – | – |
| | Probable | 112.72 | 1.25 | 1.41 | 3,105 |
| | **Total** | **112.72** | **1.25** | **1.41** | **3,105** |
| AngloGold Ashanti | Proved | – | – | – | – |
| | Probable | 112.72 | 1.25 | 1.41 | 3,105 |
| | **Total** | **112.72** | **1.25** | **1.41** | **3,105** |

# PLANNING FOR THE FUTURE – PROJECTS, EXPLORATION AND INNOVATION

**At AngloGold Ashanti, our project pipeline, exploration programmes and innovation initiatives focus on creating significant value by providing long-term optionality and improving the portfolio quality, two of our strategic focus areas. Innovation in particular aims to improve productivity and efficiencies and to reduce costs.**

Our exploration programmes cover greenfields and brownfields exploration. They are based on consistent standards and processes across the AngloGold Ashanti portfolio and are guided by peer review.

Part of our investment strategy is focused on exploration drilling and Ore Reserve development to grow the Mineral Resource and by converting these, we expand the Ore Reserve. The process involves identifying the best group of drill targets and prioritising those that have the highest potential to be advanced first.

We have developed a system – Exploring for value (E4V) – to ensure that our exploration activities are focused on maximising value to the business and that ensures ounces are delivered into the business plan and ultimately brought to account. In order maximise value, we had to establish a system that goes beyond the SAMREC code and allows us to bring into play at an early stage, very low confidence material in order to ensure that our exploration pipeline can deliver into our life-of-mine plans at the right time and at the right level of confidence. This system allows for the capture of geological understanding from the earliest stage of development. In addition to integrating our E4V process with our life-of-mine planning, we have also integrated with our project stage-gate process and our accounting standards.



Geita

In this integration, as an area is explored and drilled a series of stage-gate reviews and appropriate economic studies are used to justify the next level of exploration. The size of the area naturally controls to an extent the scope of the study for example a large greenfields discovery will require a full series of studies moving from early stage scoping to a conceptual study and ultimately all the way to a feasibility study, if it passes the hurdles between studies. Each of these steps, matched with a required level of confidence in the material to be mined, will undergo a defined stage-gate review. In the case of a small underground extension in a brownfields operation the studies would be infinitely less detailed but would still be required. These processes ensure that funds are not expended on areas that do not meet business plan requirement or potentially add value as produced ounces.

Targeted investments during the year led to two positive advances, with Pure Gold Mining achieving first gold production at the Madsen mine redevelopment in Red Lake, Ontario, and Corvus Gold continued advanced exploration at their projects in Nevada and published updated PEA (define) studies for the North Bullfrog and Mother Lode projects. AngloGold Ashanti actively monitors for new early stage opportunities that have the potential to be a fit for our company portfolio should the exploration programmes for the projects prove to be successful.

Our exploration programmes cover greenfields and brownfields work:

- Greenfields exploration aims to discover large, high-value Mineral Resource, which will eventually lead to the development of new gold mines
- Brownfields exploration focuses on delivering value through accretive additions to the Ore Reserve at existing mines as well as new discoveries in defined areas around operations

## Projects

### Greenfields projects

#### Americas – Colombia

Our three greenfields projects in Colombia are Quebradona, Gramalote and La Colosa, which make a significant combined contribution of 38.5Moz to AngloGold Ashanti's total Mineral Resource. Quebradona and Gramalote together contribute 4.2Moz to the group gold Ore Reserve while Quebradona has a copper Ore Reserve of 3,105Mlb.

**The Quebradona project** is situated in the Middle Cáuca region of Colombia, in the Department of Antioquia, 60km southwest of Medellín within the Municipality of Jericó. The project is 100% owned and managed by AngloGold Ashanti.

The feasibility study currently underway to determine the engineering activities is due to be completed early in 2021. During the second half of 2020, much of the focus was on responding to requests for additional information as part of the application process for the necessary mining and environmental licenses and related permits. Following completion of the feasibility study, the project will be submitted for board approval in the second quarter 2021.

# PLANNING FOR THE FUTURE – PROJECTS, EXPLORATION AND INNOVATION continued

The project is expected to treat 6.2Mt annually to produce 3 billion pounds of copper, 1.5Moz of gold and 21Moz of silver over a potential 23-year life. First production is expected to start in the second half of 2025. Quebradona will be a copper mine with gold and silver as by-products. Simultaneously, work continued on incorporating all findings from peer reviews and promoting the '#Miningwithpurpose' campaign, which seeks to highlight the integration of social, environmental and economic imperatives into the project and subsequent mining operations.

**The Gramalote project**, a joint venture between AngloGold Ashanti (50%) and B2Gold (50%), is located near the towns of Providencia and San Jose del Nus within the municipality of San Roque, in the northwest of the Department of Antioquia. It is approximately 124km northeast of Medellín, the regional capital of the Antioquia Department. B2Gold became the project manager and operator in 2020.

Work on the feasibility study continued as planned in 2020 with drilling resuming in May 2020. An updated Mineral Resource model completed by year end provided the information necessary to advance pit design and mining engineering studies. Feasibility stage metallurgical studies and process plant designs were also completed. Infrastructure design work continues. The results of the feasibility study are expected in 2021, and will be submitted for board approval. In December 2020, the Gramalote project received the "Sello Social de La Minería en Antioquia", which is presented through the Ministry of Mines of Antioquia to large scale operations, recognising Gramalote for its commitment to community support.

**The La Colosa project** is located approximately 150km west of Bogota Colombia in Tolima Department and is a very large porphyry-style gold deposit discovered by AngloGold Ashanti Colombia greenfield exploration group in 2006.

The project is 100% owned and managed by AngloGold Ashanti. It was halted and has been voluntarily suspended, since 2017, due to force majeure recognised by the national mining authority, relating to environmental permits required to continue the project's mining exploration activities.

**Project outlook**

The outlook for growth capital expenditure in the Americas region over the next few years until 2024 relate mainly to the Gramalote and Quebradona projects, where Quebradona allows the group to diversify into copper production at an attractive estimated copper AISC margin of around 60% to 70%.

## Greenfields exploration

During 2020, generative exploration activities were undertaken in Australia, Brazil and the USA. In all, 80,541m of drilling were completed globally with total expenditure of $31.2m over the year.


TAMICO

Geita

## Australia

**Laverton District – AGA (100%) and Butcher Well and Lake Carey JV (70%)**
Aircore (AC), reverse circulation (RC) and diamond drilling (DD) was completed in the Laverton District, with a total of 64,041m drilled in 2020.

At the Bismarck prospect (70% AngloGold Ashanti), six DD holes were completed for 1,128m. The drilling intersected predominantly basaltic-andesite volcanic rocks with gold mineralisation hosted in narrow sulphidic breccias and associated stockwork quartz veins.

At the Turing prospect (100% AngloGold Ashanti), 244 AC holes for 10,949m, 11 RC holes for 1,546m and 4 DD holes for 1,127m were completed. The AC drilling defined a greater than 2km long, NNW-trending zone of anomalous gold, which remains open along strike. Follow-up RC and DD returned mostly low-tenor gold intercepts, apart from isolated high-grade results associated with coarse visible gold in narrow quartz veins.

At the Cleveland prospect (100% AngloGold Ashanti), 123 AC holes for 9,728m and 13 DD holes for 2,494m were completed. Several anomalous gold intercepts were received from AC drilling with results open from the southernmost drill line. The DD was designed to extend RC holes and test for down-plunge extensions to a 500m long, NNW-trending zone of gold mineralisation identified in the first half of 2020. Most of the DD holes intersected intervals of pyrite-chalcopyrite mineralisation within quartz-sericite-pyrophyllite-chloritoid schist.

AC drilling was also completed at the Vampire (1,393m), Pioneer (1,239m), Seguin (558m), Triton (11,844m), Argonaut (1,011m), Juno (17,790m) and Kraken (3,144m) prospects.

**North Queensland (100% AngloGold Ashanti)**
Field programmes consisting of mapping and soil sampling continue to be postponed due to travel restrictions related to the COVID-19 pandemic.

## United States

**Silicon (100% AngloGold Ashanti)**
At Silicon, the Plan of Operations was approved during Q3 2020, and earthworks started for the construction of pads and roads throughout the central Silicon project area. One RC hole was completed (360m) before drilling was stopped. Drilling was restarted in October, with a total of 9,728m of combined diamond and RC drilling completed during the second half in 2020. Core drilling also began at the Merlin target in the southern Silicon project area during the period.

The final $2.4m payment of the Silicon Option Earn-in Agreement was paid to acquire 100% ownership of the Silicon project.

**Rhyolite – AngloGold Ashanti (100% AngloGold Ashanti)**
In the first half of the year, RC drilling for 2,423m was completed with no significant results received. Additional prospecting work was carried out at Rhyolite in second half of the year.

**Transvaal – AngloGold Ashanti (100% AngloGold Ashanti)**
At Transvaal, drill target delineation was completed during the period based on detailed geological mapping and surface rock chip geochemical sampling from first half of 2020. IP lines were completed in the target area to refine drill targets developed in the fort half of 2020. A Notice of Intent permit was submitted and received for drill pad and access construction for the first targets.

## Other

In **Brazil**, additional exploration licenses were granted at the WBC project.

In **Argentina** and **West Africa**, exploration focused on target generation activities.

## Brownfields

During 2020, brownfields exploration activities were undertaken across the globe. Brownfields exploration completed 1,409km of



Australia – Tropicana

# PLANNING FOR THE FUTURE – PROJECTS, EXPLORATION AND INNOVATION continued

drilling with a total expenditure of $63.1m (capital) and $67.7m (expensed) for the year.

## Africa

**Tanzania:** Capitalised (underground) and expensed (surface/underground) drilling programmes completed a total of 117,938m during the year at a cost of $27.2m.

Mineral Resource development drilling continued at the Nyamulilima deposit. Results confirmed the continuity of the ore zones within the eastern and western mineralised domains and increased the Mineral Resource confidence within the optimised pit shells and allowed for the declaration of a maiden Ore Reserve. Results from the Mineral Resource development drilling at Nyankanga Block3, Star & Comet Cut 3 and at Cut 2 confirmed the Mineral Resource model interpretations.

Sterilisation drilling for the waste dump was carried out and show no significant intersections.

Mineral Resource definition drilling was carried out at Nyankanga Block 1, returning results that confirmed the down-dip continuity of mineralisation at Block 1.

Reconnaissance drilling programmes into the footwall of the Nyankanga underground project returned low grade, erratic mineralisation hosted within these deep-seated structures. Reconnaissance drilling carried out at Star & Comet Cut 2 returned results that confirmed the presence of the footwall structure.

**Guinea:** Capitalised and expensed drilling programmes completed a total of 85,119m during the year at a total cost of $10.9m.

At Block 1 infill drilling occurred at the Kami Saddle, Sintroko West, Sanu Tinti, Sokunu, Bidini, Bidini-Tubani-Kalamagna pushback, Sofore-Tubani, Bidini North, Kami and Seguelen PB2.

Reconnaissance drilling occurred at Kami North, Kami West and South, Solakoro North, Seguelen, the Carbonate Hills, Komatiguiya South East, Seguelen PB2, Sorofe-Tubani, Kossise and Balato NW.

In Block 2, Saraya infill drilling occurred and sterilisation drilling was carried out at Foulata. At Saraya West E.L. and Foulata reconnaissance drilling was completed.

Assays results were received for Sokunu northwest infill drilling, Sintroko West reconnaissance drilling, Sintroko West infill drilling and Komatiguiya southeast reconnaissance drilling.

Mapping focused on improving the understanding of the geology of the Bidini, Sanu Tinti, Kalamagna, Kami and Tubani pits. Field works were also conducted at Doko, Didid, Kossisem Kozan and Sokunu and there were encouraging observations.

Geometallurgical proxy data collection and interpretation were performed, and samples have been analysed respectively for pXRF, Terraspec and Equotip. At Saraya, metallurgical DD deeper hole drilling was completed, aimed at understanding Western intrusion.

**Ghana:** At Iduapriem, drilling totalled 47,164m at a cost of $6.4m. During the year, exploration drilling principally focussed on Block 1 East and West, Efuanta, Badukrom and the Block 5 Extension projects.

The Block 1 exploration project involved mapping and Mineral Resource conversion drilling at Block 1 Central, Block 1 East and Block 1 West. Significant intersections were reported for Block 1 East.

At Efuanta, drilling was wrapped up with significant intersections reported. While at Badukrom, drilling commenced in Q4 and reported significant intersections.

One hole was drilled at Block 3 West to ascertain the weathering profile down dip of the pit as part of the return water dam feasibility studies.

Block 5 extension drilling via RC and DD returned significant intersections.

Sampling of the Mile 8 auger drilling project was completed, and results have been received and narrowed down the anomalous targets. Outcrop mapping was carried out at Block 1 East and an 8m thick conglomerate outcrop was observed at ML6J.

At Obuasi, drilling continued with a total of 55,094m drilled in the underground exploration programmes at a cost of $6.5m.

Exploration and infill drilling activities continued on 41 level in Block 10, and in stockpiles 12, 13 and 14 along the ODD 32 level in Block 8.

Grade control drilling continued in Block 8, 27 and 29 Level, Sansu 18 Level and 26 Level and 28 KRS in Block 10.

Results from 41 Level north and south drilling confirmed the Mineral Resource models.

Results from the reconnaissance drilling from stockpiles 12, 13 and 14 along the ODD showed continuity in grade and structure within the Obuasi fissure.

Grade control drilling results at 27 L 312, at 28 L KRS 295 and at 26 L in Sansu 3 shows continuity of the Obuasi fissure but variability in width.

**Democratic Republic of the Congo:** Capitalised and expensed drilling programmes at Kibali completed a total of 17.845m during the year at a cost of $3.6m. The focus of exploration was on Mineral Resource replacement/addition and underground projects.

Drilling at KCD is in progress, with additional deep holes planned as the initial deep hole results were not encouraging, possibly clipping the edge of the payshoots.

Results returned from the Ikamva East and Kombokolo confirm the models. Two identified targets are to be tested with proposed drilling in 2021 Q1 at Ikamva area.

At Madungu, the target shows some upside with possible plunge extent to the mineralisation and further holes are planned. At Oere,

overall results from both drilling and trenching programmes support the current model.

While for the Kibali region, the KZ geological map was updated and four main sets of structures were highlighted and identified that infill soil sampling is required. At KZ South, field activities were completed and identified 6 sub-targets interpreted to potentially host higher grade mineralisation.

**Republic of Mali:** No exploration.

## Americas

In **Argentina**, a total of 25,075m of drilling was completed at a cost of $4.4m.

A total of 0.93km of channels were carried out on the Carmela, Dora, Teresa and Gabriela veins in the southern and central parts of the tenements

Drilling was carried out to test downdip extension of vein mineralisation at the Northern zone (Cuncuna, Vanguardia 1, Vanguardia 2, Vanguardia 3 veins), Central zone (Atila, Gesica, Loma del Muerto veins) and Southern zone (Carmela, El Lazo, Teresa veins).

Drilling was also carried out to test the extension of mineralisation in less well-defined veins outside the main district at Dora, El Trío, Oveja and Trinidad.

In **Brazil**, at Cuiabá and Lamego a total 89,251m was drilled at a cost of $9.6m.

At Cuiabá, Mineral Resource Conversion drilling on Levels 20 and 21 was completed at the beginning of Q4. The L20 FGS/SER (main orebodies) drilling campaign continues, and excellent results reported. A directional drilling programme started in March and focused on Fonte Grande South.

The intensive drilling/ mapping campaign within the quartz-vein satellite orebodies was completed and the model has been updated. Several significant intercepts were also reported.

Drilling at secondary orebodies: Viana, Serrotinho and Galinheiro extensions (levels 04 and 05) returned good results confirming the orebodies potential to create mining flexibility at shallower levels.

In the regional programmes, at Descoberto a second drill rig commenced drilling and good results continue to be reported. At Tinguá various exploration activities progressed well including mapping, soil sampling, which resulted in positive outcomes. The historical surface galleries surrounding or associated with Cuiabá Mine were scanned. At Matarelli, a geochemical soil survey was conducted, and the first results showed local gold anomalies.

At the Lamego Sul Target the soil sample campaign was completed and the soil survey to cover most of the region started.

At Lamego, underground and surface drilling continued.

Results from exploratory drilling campaign from Queimada orebodies level 5 confirmed potential in lower levels of the mine and show strike extension potential.

Surface drilling returned positive gold results for AVOX (oxide programme). The Arco da Velha sulphide drilling campaign is currently on hold due to landlord issues.

At Córrego Do Sítio (CdS), capitalised and expensed drilling programmes completed a total of 154,709m at a cost of $10.1m during the year.

At CdS I, underground drilling focused on Cachorro Bravo, Laranjeiras and Carvoaria with positive results from all targets. Surface drilling was carried out at Rosalino, Campinas and Mutuca and retuned positive results.


ormet

Cuiabá

# PLANNING FOR THE FUTURE – PROJECTS, EXPLORATION AND INNOVATION continued



Sunrise Dam

CdS II drilling was carried out at São Bento, Sangue de Boi and Pinta Bem Sul with positive results. Results are still pending for Pinta Bem Sul.

CdS III drilling continued at Jambeiro target and Anomalia as well as sterilisation drilling for the CdS III mining project. Most results are pending.

At Serra Grande, capitalised and expensed drilling programmes completed a total of 117,057m at a cost of $7.8m.

Drilling focused on completing the drilling programme at Ingá, Forquilha, Mangaba-Corpo IV, Angicão (D Tereza), Mangaba, Palmeiras South Mine, Superior Zone (Mine III), VQZ (deep mine) and Pequizão.

The Mineral Resource evaluation process has been finished with Mineral Resource additions of 482 koz and Ore Reserve additions of 343koz.

In **Colombia**, at La Colosa, no exploration occurred.

At the Quebradona project, drilling to cover the vent shafts and the planned ore passes was completed, and all results have been reported.

Grade control schedule activities were reviewed for the Quebradona Advanced Geology project. Operational Readiness final adjustments and FS chapters are expected to include the summary of these activities up the end of January 2021.

The 2020 geotechnical drilling programme for infrastructure sites has been concluded. The geotechnical soils testing programme and rock test work is currently in progress.

## Australia

Exploration field reconnaissance, grab sampling and mapping was performed.

At Sunrise Dam capitalised and expensed drilling programmes completed a total of 214,294m at a cost of $30.6m during the year.

Eleven underground rigs were used during the period, for infill, and reconnaissance drilling at Frankie, Frankie Extensions, Carey Shear, Porphyry Steeps, Cosmo East, MWS Steeps, Hammerhead South, Vogue South, Vogue East, Vogue Deeps, Elle, Western Ramps and Flamingo. Exploration/reconnaissance drilling was conducted at Stella and Western Ramps. Regional surface exploration targeted Orchard, Pink Lady, Sunrise North and Golden Delicious

Significant intercepts were reported for Vogue, Frankie, Carey, Hammerhead South, Elle, Cosmo East, Western ramps and Porphyry Steeps.

At Tropicana, drilling completed 127,468m at a cost of $10.2m.

Mine Mineral Resource development drilling comprised of in-pit Mineral Resource Confidence drilling at BS03; Mineral Resource confidence drilling at Crouching Tiger as part of the TSF options study; Indicated drilling at Madras and Measured underground diamond drilling at Tropicana underground.

Regional exploration AC drilling was carried out at Paradise, Madras, New Zebra, Husky, Sanpan, Phoenix North, Bushwacker and Snowball. RC and diamond drilling were completed at Madras/Masala, Springbok, Highball, Hat Trick, Phoenix, Voodoo Child, Wild Thing, Angel Eyes and Sazerac. The best assay results were returned from Tropicana underground and the Sazerac regional target.

### Exploration outlook

- Our planned investment in brownfields exploration drilling ramps up to a level of approximately $150m to $160m for Ore Reserve and Mineral Resource addition in 2021
- We expect another year of good performance across the portfolio
- We have expanded our greenfields exploration budget in 2021 to allow for expanded drilling in Western Australia and Nevada targets
- We were able to take advantage of field restrictions that were in place during most of 2020 to generate a group of new terranes and districts through data reviews and desktop assessments for field validation in 2021.

## Innovation

AngloGold Ashanti has a multi-pronged approach to innovation, spanning what is currently underway to a ten-year horizon and beyond. Our innovation timeline is as follows:

| | |
|---|---|
| **Currently underway** | • Mine automation<br>• Electric/battery power<br>• Data collection – analyse data gathered at the mining operations to improve insight into control of critical processes |
| **Short term – in collaboration with:** | • Innovative companies<br>• Special organisations<br>• Universities |
| **Medium term:** | • Collaborative research |
| **Investing in innovation** | • Funding |

### Innovation currently underway

Automated mining processes offer an immediate and significant opportunity to improve the quality of the underground environment, the precision of activities such as drilling, and the time spent on such activities. Automated equipment has been developed in conjunction with original equipment manufacturers (OEMs) and mining contractors, on a site-by-site basis. Leading examples of automation within the Group include drill automation at Tropicana, underground materials handling at Kibali, and remote underground loading at several of our operations. Obuasi and Quebradona have incorporated automation into their project scopes, while at Quebradona electric vehicles, remote loading/drilling and cave monitoring are planned from the outset.

The rollout of a A$6m autonomous drill fleet at Tropicana is believed to be an industry first for hard-rock mining. This drill fleet is based on a hammer function versus the more traditional rotary concept for blast-hole drilling.

At Tropicana, five autonomous CAT MD6250 drill rigs and seven manned rigs are included in the mine's drilling fleet, and are supported by Flanders, a technology innovator and world leader in autonomous drilling, and by Tropicana Mining Alliance partner Macmahon Holdings. While still in its initial stages, the autonomous fleet has already recorded an 8% increase in instantaneous penetration rates compared to the manned rigs, along with much improved execution times.

### Short-term innovation

In the short term, encouraging innovation work is being driven by the strong connections we maintain with innovation companies. Such work includes identifying and managing trials at our operations. It is expected that these programmes will also involve key universities. Key to the successful completion of these projects, is to identify and support site champions. This research includes live monitoring of tailings dams using lidar (remote laser sensing), using fully integrated blast movement in grade control, spectral scanning of underground faces and muck piles to predict grades, new assay techniques such as photon assay for gold, artificial intelligence to predict geological outcomes, and the use integrated diamond and reverse circulation underground drilling rigs.

### Medium-term innovation

We have targeted a five-ten-year time horizon for more centralised research efforts to be put into effect. These efforts are based on collaborative research, with AngloGold Ashanti's funding being met dollar-for-dollar by co-sponsors and, in many cases, by government funding. In terms of this innovation development model, we are actively involved in directing the research programmes toward those initiatives that best address identified areas requiring innovation. This effort is managed by a team of dedicated programme champions from within AngloGold Ashanti.

Currently, the organisations with which we are collaborating include Mining3, Amira, CRC Ore, LOP, Cave Mining2040 and COSMO.

### Investing in innovation

In the longer term, a move to invest in venture capital funds aimed at mining innovation is being considered. Two funds are being assessed. Investing in such funding in the very early stages of development will enable us to participate in and benefit from early-stage beta testing. This will also give us an advance preview of new technologies and the potential ability to reshape the industry, and eventually to enjoy the returns from the successful commercialisation of projects and from the growth of the start-up companies funded.



Australia Tropicana

# AUDIT AND RISK COMMITTEE: CHAIRPERSON'S REPORT

# NAVIGATING THIS CHALLENGING YEAR



**Alan Ferguson** / Chairperson: Audit and Risk Committee

**It is my pleasure to present, on behalf of the Audit and Risk Committee (the committee), an overview of the activities performed during the 2020 financial year, which in many respects has been an unprecedented year that brought challenges that have been navigated successfully by AngloGold Ashanti.**

The activities and material matters deliberated on during our scheduled meetings extend beyond statutory compliance and relate to the committee's role in supporting value creation and delivery of AngloGold Ashanti's strategic objectives. This report is presented in accordance with the Company's Memorandum of Incorporation (MOI), the requirements of the Companies Act, No. 71 of 2008, as amended, (the Companies Act), Principle 8 and Principle 15 and the recommended practices contained in the fourth King Report on Corporate Governance for South Africa (King IV™), the JSE listing requirements as well as the committee's formally approved charter, the latter being reviewed and approved by the board on an annual basis, or more frequently if so required.

## Role and focus

The Audit and Risk Committee is an independent statutory committee and all members were appointed by the AngloGold Ashanti shareholders at the Annual General Meeting (AGM) held on 10 June 2020. The committee has decision-making authority with regards to its statutory duties and is accountable in this regard to both the shareholders and the board of AngloGold Ashanti.

It is the committee's principal regulatory duty to oversee the integrity of the group's internal control environment and to ensure that financial statements comply with IFRS and fairly present the financial position of the group and company and the results of their operations. Management has established and maintains internal controls and procedures which are reviewed by the committee and reported on through regular reports to the board. These internal controls and procedures are designed to identify and manage, rather than eliminate, the risk of control malfunction and aim to provide reasonable but not absolute assurance that these risks are well managed, and that material misstatements and/or loss will not materialise.

The board assumes ultimate responsibility for the functions performed by the committee, relating to the safeguarding of assets, accounting systems and practices, internal control processes and preparation of financial statements in compliance with all applicable legal and regulatory requirements and accounting standards.

## Composition, proceedings and performance review

| Member | Appointed | Attendance |
|---|---|---|
| **Mr. AM Ferguson**<br>BSc Accountancy and Business Economics (University of Southampton); CA (Institute of Chartered Accountants of Scotland)<br>Appointed Chairperson 1 December 2020 | 10 June 2020 | 100%<br>5/5 meetings |
| **Mr. R Gasant**<br>BCompt (Hons), CA(SA), ACIMA, Executive Development Programme<br>Chairperson (1 January – 30 November 2020) | 10 June 2020 | 100%<br>5/5 meetings |
| **Ms. MC Richter**<br>BA, Juris Doctor | 10 June 2020 | 100%<br>5/5 meetings |
| **Mr. JE Tilk**<br>Bachelors, Mining Engineering (University of Aachen); Masters, Mining Engineering (University of Aachen) | 10 June 2020 | 100%<br>2/2 meetings |
| **Mr. R Ruston**<br>MBA Business, BE (Mining) | 9 May 2019<br>Retired March 2020 | 100%<br>2/2 meetings |
| **Ms. Nelisiwe Magubane**<br>Pr.Eng, BSc, MBA | Board appointed<br>14 December 2020 | |

The committee comprises independent non-executive directors who collectively possess the independence, skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a diverse and continually evolving business environment. During the year, Rhidwaan Gasant was the elected chairperson of the committee and fulfilled this role at each of the five meetings held during 2020. Due to the COVID-19 pandemic, only the February 2020 meeting was held in person with remainder, including pre-meetings, being held using Microsoft Teams.

I was elected committee chairperson effective 1 December 2020 and have overseen the 2020 year-end reporting process. Please allow me to thank Rhidwaan for his leadership, direction and dedication during his term as chairperson of the committee. It was a privilege to serve under him. The Chief Executive Officer, Chief Financial Officer, Senior Vice President: Group Finance, Vice President: Finance, Group General Counsel and Company Secretary, Senior Vice President: Financial Reporting, Senior Vice President: Group Internal Audit, Vice President: Global Taxation, Group Risk Manager, Chief Information Officer, Group Compliance Officer, the External Auditors, as well as other members of management are invited to attend committee meetings in an ex officio capacity and provide responses to questions raised by committee members during meetings. At every scheduled quarterly meeting, the full committee meets separately during closed sessions with management, internal audit and external audit.

Recommendations on the appointment of committee members for the 2021 financial year are detailed in the Notice of Annual General meeting <NOM>.

Evaluation of the effectiveness and performance of the committee was externally assessed for the 2020 year, however the assessment process was delayed due to implications of COVID-19 and a change in leadership towards the latter part of the year. Once the results have been finalised, the committee will consider the results and address areas of improvement identified.

**Discharging our duties**

The committee's duties as required by section 94(7) of the Companies Act, King IV, JSE Listing Requirements and board-approved terms of reference are set out in the Audit and Risk Committee's annual work plan. These duties were discharged as follows:

**Financial reporting**

- Reviewed half and full year results and trading and market updates
- Reviewed and assessed the key audit matters raised as part of the 2020 year-end audit and are in agreement with these
- Assessed accounting judgements, estimates and impairments
- Reviewed the accounting treatment for the divestment transactions, i.e. the South African operations, Morila and Sadiola mines
- Reviewed tax provisions and contingencies
- Considered the Mineral Resource and Ore Reserve Report
- Assessed the impact of COVID-19 on the going concern assumptions, solvency/liquidity requirements as well as on the group's dividend proposed to the board for approval
- Considered the integrity of the group's Integrated Report, Annual Financial Statements and the Form 20-F and recommended these for approval to the board
- Monitored i-XBRL filing process

**Governance**

- Assessed the impact of the COVID-19 pandemic resulting in the closure of borders and necessitating working from home in various areas of the business on the internal control environment
- Reviewed developments in reporting standards, corporate governance best practice and legislation
- Evaluated the committee's effectiveness
- Reviewed and assessed the expertise, experience and performance of the finance function, Interim Chief Financial Officer and Group Internal Audit
- Reviewed and approved the Group Internal Audit Charter
- Reviewed the terms of reference of the committee
- Held separate meetings with the external and internal auditors as well as management at each meeting
- Pre-approved services of other audit firms
- Started to plan for an external audit tender

**Internal control and risk management**

- Assessed the systems to identify, manage and monitor financial, non-financial and fraud risks
- Reviewed the scope, resources and results of internal audit
- Considered the gold in process error at Siguiri and challenged management on the causes and proposed remedial actions
- Approved the internal audit plan and monitored the execution thereof
- Ensured that the combined assurance model was further refined to provide a co-ordinated approach to assurance activities
- Reviewed significant whistle-blowing reports
- Monitored the governance of information technology (IT), including cybersecurity
- Received a quarterly update on risk management within the group
- Received semi-annual updates on compliance related matters

**External auditors**

- Assessed their effectiveness
- Assessed their suitability and that of the lead audit partner and recommended the appointment of the independent external auditors by the shareholders
- Approved their terms of engagement, remuneration and integrated audit plan
- Pre-approved all non-audit services, assessed their impact on independence and concluded that there were none
- Assessed their independence and concluded that there were no impediments on the external auditors' independence
- Approved the appointment to provide independent limited assurance on certain sustainability indicators included in the Sustainability Report (<SR>)

# AUDIT AND RISK COMMITTEE: CHAIRPERSON'S REPORT continued

## Highlights of 2020

In addition to the execution of the Audit and Risk Committee's statutory duties, set out below are some highlights of 2020:

| Focus area | Actions |
|---|---|
| **Financial reporting** | |
| **Market updates, half-year and annual IFRS reports** | Reviewed and recommended the trading and market updates, half-year and annual IFRS financial statements to the board for approval and subsequent submission to the JSE, SEC and other stock exchanges as applicable, after:<br>• assessing the key audit matters for the year-end 31 December 2020:<br>  ◦ Sale of South African assets: questioned and considered the responses from management around the calculation of the loss on disposal, the treatment and accounting of residual deferred tax, the treatment of the foreign currency translation reserve and associated disclosures<br>  ◦ Obuasi redevelopment: assessed the responses from management around the assessment of the commencement of commercial production, the treatment of interest costs as well as the judgements around deferred tax<br>  ◦ Geita VAT recoverability: assessed the validity of the balance considering the impact of the new Finance Act in Tanzania, the recoverability of the balance and management's rationale and assumptions applied<br>  ◦ Rehabilitation and decommissioning provisions: considered the governance processes around the accounting of these provisions and the judgements applied around discounting factors, life of mine assumptions and commitments made impacting these provisions<br>• ensuring that complex accounting areas complied with IFRS<br>• carefully evaluating significant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions and the valuation of the portfolio of assets (including impairments) and estimates<br>• reviewing and assessing the disclosure of contingent liabilities, commitments, and the impact of outstanding litigation in the financial reports<br>• reviewing, assessing and approving adjusted and unadjusted audit differences reported by the external auditors |
| **New listing requirement 3.84(k)** | Reviewed and assessed the process management had in place to allow the Interim Chief Executive Officer and the Interim Chief Financial Officer to opine on the annual financial statements and the system of internal control over financial reporting |
| **Mineral Resource and Ore Reserve Report** | |
| **Annual Mineral Resource and Ore Reserve Report** | Reviewed and recommended for approval the annual Mineral Resource and Ore Reserve Report prepared in accordance with the minimum standards described in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition), and Section 12.13 of the JSE Listing Requirements (as updated from time to time), after:<br>• evaluating the internal control environment associated with the Mineral Resource and Ore Reserve estimation process<br>• considering the work of the Investment Committee in this area<br>• receiving confirmation that the Competent Persons appointed consent to the inclusion of the Mineral Resource and Ore Reserve estimates information in the <R&R>, in the form and context in which it appears<br>• reviewing and assessing for reasonableness the year-on-year reconciliation of the Mineral Resource and Ore Reserve |

| Focus area | Actions |
|---|---|
| **Corporate governance** | |
| **Risk management** | Monitored the effects of COVID-19 on the operations and the group risk profile as well as the appointment of the Interim CEO and CFO which meant it was appropriate for more frequent interaction between the committee and management whilst ensuring that the clear distinction between the different roles was upheld all times.<br><br>Reviewed and approved the risk management policies, standards and processes; received and considered reports from the Group Risk Manager in relation to the key strategic and operational risks facing the Company; and received presentations on the following emerging risks and topics to obtain an in-depth analysis and understanding:<br>• COVID-19 pandemic – the impact of this risk was assessed continuously during 2020<br>• Obuasi – Production ramp-up and operational risk profile<br>• Licence to operate |
| **IT governance and cybersecurity** | The committee received and reviewed detailed reports from the Chief Information Officer on the group's information and technology framework and had detailed discussions around cybersecurity including inherent risks and vulnerabilities with an increasing focus on operational areas. The committee considered the current action plans in place to manage the associated risk exposure and received updates on measures taken to safeguard AngloGold Ashanti during the COVID-19 pandemic. |
| **Combined assurance** | The committee closely monitored the actions implemented by management during 2020 to provide the required assurance amidst the closure of borders preventing on site reviews through more integration between the various in-house assurance providers and an increased use of technology. The committee considers the current model as effective and efficient in that it fully integrates with the risk management function. |
| **Sarbanes-Oxley compliance (SOX)** | The committee has overseen the SOX compliance efforts of management through receiving quarterly updates on controls associated with financial reporting and assessed the final conclusion reached by the Interim Chief Executive Officer and Interim Chief Financial Officer on the effectiveness of the internal controls over financial reporting. |
| **Compliance** | The committee monitored the execution of the global compliance governance framework that allows for a systematic risk-based approach for group, regions and operations to identify and monitor compliance to major laws, regulations, standards and codes. |
| **Litigation matters and contingent liabilities** | The committee received and considered reports on significant litigation matters as well as contingent liabilities and assessed the possible impact thereof on the group financial results. |

## Internal audit

Group Internal Audit is a key independent assurance partner within AngloGold Ashanti under the leadership of the Senior Vice President: Group Internal Audit, who has direct access to the chairmen of both the committee and the Board. The Senior Vice President: Group Internal Audit reports functionally to the Audit and Risk Committee and administratively to the Interim Chief Financial Officer, and is not a member of the Executive Committee but has a standing invitation to attend these meetings. As part of its mandated responsibilities, the committee has assessed the performance of the Senior Vice President: Group Internal Audit in terms of the annually reviewed and approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced, and that the Senior Vice President: Group Internal Audit has fulfilled the obligations of the position by reporting to the committee on the assessment of:

- ethical leadership and corporate citizenship
- risk governance
- IT governance
- compliance with laws, rules, codes and standards
- the effectiveness of internal controls over financial reporting and internal controls in general
- the effectiveness of the Group's combined assurance framework for the group.

The committee considered the approach Group Internal Audit adopted in 2020 to provide the necessary assurance around the effectiveness of governance, risk management and internal control amidst COVID-19 and is comfortable that the approach was appropriate. The committee considered the heat-map for AngloGold Ashanti as presented by Group Internal Audit and monitored the implementation of significant audit recommendations through a formal tracking process.

Group Internal Audit will focus on the remediation work currently in progress around control weaknesses identified at the Siguiri mine in the Africa region where a gold in process error arose. A formal report thereon is scheduled for the next committee meeting. The noted control failure does not render the internal control environment ineffective but requires a close assessment by the committee.

# AUDIT AND RISK COMMITTEE: CHAIRPERSON'S REPORT continued

As chairperson, I meet with the Senior Vice President: Group Internal Audit in private before each meeting and on an ad hoc basis throughout the year.

The committee is of the opinion, having considered the written assurance statement provided by Group Internal Audit, that nothing has come to its attention indicating that the group's system of internal financial controls is not effective and does not provide reasonable assurance that the financial records may be relied upon for the preparation of the annual financial statements.

## External audit

The current auditors Ernst & Young are level 1 BBB-EE contributors. The audit cycle at AngloGold Ashanti is continuous as the External Auditor performs half yearly reviews on the results of the group. During August 2020, the annual integrated audit plan, the associated fees and the 2020 global engagement letter were tabled at the committee for consideration and approval. During the year, the committee considered the responses of the auditors on how they are managing the audit in a COVID-19 environment and the impact on their assurance process.

As chairperson, I meet with the primary engagement team members in private before each scheduled meeting where I am also briefed on general matters relating to the accounting and auditing profession as it may impact on AngloGold Ashanti.

As part of its ongoing assessment of the independence and effectiveness of the external auditors, the committee has also considered during its evaluation of the independence of Ernst & Young factors such as:

- tenure of service
- quality of planning, delivery and execution of the audit
- quality and knowledge of the audit team, specifically the senior management team, including the lead engagement partner
- the results of the most recent IRBA and PCAOB regulatory reviews and the responses of the firm on observations raised in these reports
- outcome of the quality assessment review performed during the first half of 2020;
- robustness of the audit, including the audit team's ability to challenge management and demonstrate professional scepticism and independence

In addition, when considering the re-appointment of the external auditor at the annual general meeting, the committee satisfied itself that the external auditor is accredited on the JSE list of Auditors and Accounting Specialists, and that the individual auditor responsible for performing the functions of the auditor does not appear on the JSE list of disqualified individual auditors, as set out in Section 22.

To further safeguard auditor independence, a formal policy on the approval of all non-audit related services has been approved and implemented. In terms of the policy the committee has established that the sum of the non-audit and tax fees in a year must not exceed 40% of the sum of the audit and audit related fees in the year. The committee received a quarterly update on the tax and non-audit fees as a percentage of the total audit and audit related fees and are comfortable that the external auditor's independence had not been jeopardised.

During 2020, the external audit fees amounted to $8.15m made up of audit services of $6.02m, audit-related services of $1.80m, non-audit services of $0.01m and tax services of $0.32m. The latter two amounted to 4.2% of the audit and audit-related fees, well within the allowed maximum of 40%.

The committee did not note any significant adverse findings and considers the service provided by the external auditors to have been independent, effective and robust, and therefore recommended their reappointment for the 2021 audit.

However, given the long tenure of Ernst & Young as our external auditor, the committee decided that it is now appropriate to put the audit out for tender for the 2023 year-end audit. In this regard, planning has already started, and discussions have been held with a number of audit firms to establish their appetite to tender for the audit and their independence. We have also been provided with details of possible leadership teams and we are in the process of selecting those who we believe are best suited to lead the audit of AngloGold Ashanti. It is planned that the Request for Proposal will be issued late in the second quarter of 2021.

## Finance function and Chief Financial Officer

The committee received feedback on an internal assessment conducted on the skills, expertise and resourcing of the finance function and was satisfied with the overall adequacy and appropriateness of the function. The committee further reviewed the expertise and experience of the Interim Chief Financial Officer, Ian Kramer, and was satisfied with the appropriateness thereof.

In evaluating the finance function, and considering the input of the senior finance team during private meetings held before each scheduled meeting with the chairperson, the committee concluded that:

- the finance function's management philosophy and control environment were consistent amidst senior personnel changes during 2020
- management of the finance function has provided the required guidance to operations during the different stages of lockdown arising from the COVID-19 pandemic
- the organisational structure of the finance function was appropriately designed, having the required authority and responsibility that promoted accountability and control
- the finance function had properly applied accounting principles in the preparation of the financial statements and the accounting of non-routine transactions
- the group's financial reporting procedures were considered effective and reliable

## Tax governance and strategy

The committee also approved the group's tax strategy and tax management policy, which together, set out the group's approach to tax in areas such as tax efficiency, tax risk management and tax governance and oversight.

The committee received and reviewed detailed quarterly reports from the Interim Chief Financial Officer and Vice President: Global Taxation, jointly, on the group's tax position including uncertain tax positions, effective tax rates, tax provisions, recoverability of tax receivables, status of the Group's tax compliance globally and relevant global fiscal developments impacting the group.

## Whistleblowing

The committee received quarterly updates on AngloGold Ashanti's whistleblowing process. Where appropriate the committee directly oversees the investigation of whistle-blowing reports.

During the year, 176 (2019: 142) reports were received. The committee is comfortable that the whistle-blowing process is robust and that each report received is taken seriously and thoroughly investigated.

Reports received and investigated did not reveal any malpractice relating to the accounting practices, internal financial controls, internal audit function or the content of the company's and group's financial statements.

## Statement of internal control

The opinion of the board on the effectiveness of the internal control environment is informed by the conclusion of the Audit and Risk Committee.

The Audit and Risk Committee assessed the results of the formal documented review conducted by Group Internal Audit and other identified assurance providers in terms of the evolving combined assurance model of the group's system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls.

The assessment, when considered with information and explanations given by management and discussions with both the internal and external auditors on the results of their audits, led to the conclusion that nothing has come to the attention of the Board that caused it to believe that the company's system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

## Annual financial statements

The committee has evaluated the consolidated and separate annual financial statements for the year ended 31 December 2020 and concluded that it complies, in all material aspects, with the requirements of the Companies Act, IFRS and JSE Listing Requirements. The committee therefore recommended the approval of the annual financial statements to the board.

## Events post year end

Management confirmed to the committee that there had been no significant post year-end events that had to be considered for disclosure.

## Looking forward

The committee realises that its work is increasingly broad and complex and as a committee we are required to stay on top of developments impacting AngloGold Ashanti. During 2021, the Audit and Risk Committee will:

- monitor the finalisation of the remainder of the South Africa operations sale process and the management of legacy projects stemming from the transaction
- monitor the continuing ramp-up of the Obuasi operations to full production and the impact on associated business processes
- monitor the remediation work currently in progress around control weaknesses identified at the Siguiri mine in the Africa region. A formal report thereon is scheduled for the next committee meeting
- monitor the cyber environment and the group's prevention and defence capabilities in terms of risk exposure
- lead on the adopted approach to mandatory audit firm rotation which will be effective for the 2023 financial period
- assess the audit services pre-approval policy and guidance in terms of the fees spent on tax and permissible non-audit services expressed as a percentage of the audit fees
- consider the outcome of the board's consideration of the Quebradona and Gramalote project, should the project be approved, monitor the further design and development of the internal control environment as the project progresses
- assess the impact of the rule changes accepted by the Securities Exchange Commission around disclosures associated with Mineral Resource and Ore Reserve – S-K1300 Guide
- consider management's proposal in relation to the integration of the Group's information technology and operations' technology processes

## Conclusion

The committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate, statutory responsibilities and terms of reference during the year under review. In signing this report on behalf of the committee, I would like to thank my fellow committee members, the external auditors, internal auditors and management for their contributions to the committee during this challenging financial year.

**Alan Ferguson**
Chairperson: Audit and Risk Committee
26 March 2021

# CORPORATE GOVERNANCE

**ANGLOGOLD ASHANTI is committed to the highest standards of governance, ethics and integrity. Good corporate governance is integral to our sustainability. Adherence to the standards and recommendations set out in King IV and to other relevant laws and regulations is vital to achieving our strategic priorities.**

AngloGold Ashanti's board, which has ultimate responsibility for corporate governance, is guided by its commitment to ensuring sound governance principles and practices. These underpin value creation and the long-term sustainability of our business and are crucial to the achievement of our business objectives and delivering on the strategy.

AngloGold Ashanti's governance structures and processes demonstrate our commitment to high standards of business integrity and ethics in all its activities. They are supported by our values-driven culture and Code of Business Principles and Ethics (Our Code). The board acts with independence and its members have the appropriate competencies and experience to execute their fiduciary duties.

AngloGold Ashanti reviewed its application of the King IV principles - ethical culture, good performance, effective control and legitimacy - and is satisfied that the Company is materially compliant. A statement on our application of these principles is available online at www.anglogoldashanti.com.

Our Code is the defining document for AngloGold Ashanti's values and ethics, and is used in addition to the applicable laws, regulations, standards and contractual obligations to guide our business decisions in the countries in which we operate. Our Code provides a framework and sets requirements for the implementation of key corporate policies and guidelines. It addresses fraud, bribery and corruption, conflicts of interest, gifts, hospitality and sponsorships, the use of company assets, privacy and confidentiality, disclosures and insider trading.

The board ensures AngloGold Ashanti is a responsible corporate citizen by not only considering our financial performance, but by pursuing ESG principles, striving to enhance and invest in the economic life of the communities in which we operate and society in general, and endeavouring to protect and minimise harm to the environment. The board's Social, Ethics and Sustainability Committee ensures the application of the principles of responsible corporate citizenship and the executive committee is responsible for ensuring they are put into practice and adhered to.


1

2

3

4

5

6

7

8

9

| Independent non-executive directors | | |
|---|---|---|
| **1 Maria Ramos** (62)<br>(Independent Chairperson) | **2 Rhidwaan Gasant** (61)<br>(Lead independent director) | **3 Kojo Busia** (58) |
| *MSc (Economics), BCom, Banker Diploma, Certified Associate of the Institute of Bankers (South Africa)* | *BCompt (Hons), CA(SA), ACIMA, Executive Development Programme* | *BA, MA, PhD* |
| **Appointed:** June 2019 and Chairperson on 8 December 2020 | **Appointed:** 12 August 2010 | **Appointed:** 1 August 2020 |
| **4 Alan Ferguson** (63) | **5 Albert Garner** (65) | **6 Nelisiwe Magubane** (55) |
| *BSc, Accountancy and Business Economics, CA (Scotland)* | *BSE, Aerospace and Mechanical Sciences* | *Pr.Eng, BSc, MBA* |
| **Appointed:** 1 October 2018 | **Appointed:** 1 January 2015 | **Appointed:** 1 January 2020 |
| **7 Maria Richter** (66) | **8 Jochen Tilk** (57) | **9 Christine Ramon** (53)<br>(Interim Chief Executive Officer) |
| *BA, Juris Doctorate* | *Bachelors Mining Engineering, Masters Mining Engineering* | *BCompt, BCompt (Hons), CA(SA), Senior Executive Programme (Harvard)* |
| **Appointed:** 1 January 2015 | **Appointed:** 1 January 2019 | **Appointed:** 1 October 2014 |

**Detailed CVs of directors are available on the corporate website, www.anglogoldashanti.com**

- *Audit and Risk Committee*
- *Remuneration and Human Resources Committee*
- *Social, Ethics and Sustainability Committee*
- *Nominations Committee*
- *Investment Committee*
- **C** *Committee Chairperson*

## Board composition

AngloGold Ashanti is governed by a unitary board of directors, which at year-end consisted of nine directors – eight independent non-executive directors and one executive director. During the year, Nozipho January-Bardill and Rodney Ruston retired with effect from 6 May 2020, and Sipho Pityana resigned on 7 December 2020. Nelisiwe Magubane and Kojo Busia were appointed as directors from 1 January 2020 and 1 August 2020, respectively. The composition of the board aims to promote the balance of power and of authority and to preclude any one director from dominating decision-making.

# CORPORATE GOVERNANCE continued

The information below is as at the date of approval of this report by the board.

## Independence of directors

In determining director independence, we are guided by King IV, the Companies Act, the JSE Listings Requirements, the NYSE independence test and our internal policy on independence, as well as by best practice. For 2020, all non-executive directors were assessed as being independent in terms of mind, character and judgement, including Rhidwaan Gasant who has served on the board for longer than nine years.

**AngloGold Ashanti board**

**Independent non-executive directors** (8)

- Maria Ramos (Chairperson)
- Rhidwaan Gasant (Lead independent director)
- Kojo Busia
- Alan Ferguson
- Albert Garner
- Nelisiwe Magubane
- Maria Richter
- Jochen Tilk

**Executive director** (1)

- Christine Ramon (Interim Chief Executive Officer)

## Tenure

### Non-executive directors: time on board



9 years and longer
1
6 to 8 years
3
3 to 5 years
1
Less than 3 years
4
Number of board directors

**Average tenure: 4.3 years**

The board appoints new directors on the recommendation of the Nominations Committee, which conducts rigorous credentials assessments of each potential candidate. Several factors including relevant legislative requirements, best practice, the candidate's qualifications and skills and the requirements of AngloGold Ashanti's Directors' Fit and Proper Standards, as well as regional demographics are considered in appointing new board members. Their appointments are subject to shareholder approval at the annual general meeting following their appointment.

In terms of our memorandum of incorporation, one-third of directors are required to retire at each annual general meeting and, if eligible and available for re-election, are put forward for re-election by shareholders. The directors due to retire at the forthcoming annual general meeting are Alan Ferguson, Christine Ramon and Jochen Tilk. They are all eligible and have offered themselves for re-election. Kojo Busia, who was appointed since the last annual general meeting, will be standing for election as a non-executive director. See the <NOM>.

## Board diversity

AngloGold Ashanti supports the principles and aims of diversity at board level and recognises and embraces the benefits of a diverse board. To promote gender diversity, a target of at least 40% female board members by 2020 was set. This target has been achieved with women now making up 44% of the board, an improvement from 42% in 2019. Maria Ramos was appointed as AngloGold Ashanti's first female chairperson.

For AngloGold Ashanti to leverage the benefits of a globally diverse board that is aligned with our geographic footprint, race is not limited to 'black' as defined by the South African Department of Mineral Resources and Energy, but includes foreign black nationals. The voluntary target for race diversity at board level is 50% black representation. At present, black representation from a global perspective is 42% and that of historically disadvantaged individuals (HDIs) is 44%, down from 50% in 2019.

Broader diversity, specifically focusing on gender, race, culture, age, field of knowledge, skills and experience will be considered in determining the optimal composition of the board and succession planning, and when possible will be balanced appropriately for the board to be effective as a whole.



GENDER
(Target 40%)
Female
44%
Male
56%
RACE
(Target 50% HDI)
HDI
44%
Non-South African
56%
AGE
Between 50 and 59
44%
Between 60 and 69
56%
Average age (years)
60

### Board skills and experience

After re-evaluating the skills and experience of the board during the year, the board decided to expand and strengthen its skills and expertise specifically relating to the technical sphere, which will be a focus as the board aims to fill vacancies.


Corporate governance
100%
Economics
44%
Engineering / technical
33%
Environmental, health and safety
33%
Finance / accounting
67%
Government / public policy
33%
Human resources / labour
22%
International relations
44%
Legal
22%
Mergers and acquisitions
56%
Mining
44%
Risk management
56%
Strategy development
89%
0
20
40
60
80
100

## Directors' interests and conflicts of interest

Directors are required to declare their interests annually and to disclose any conflicts of interest, and when they arise, to determine the extent to which the conflict may impact their duties at AngloGold Ashanti. Once a conflict has been disclosed, it is managed appropriately by the board. A Declaration of Interest form is maintained by the company secretary and any new interest or potential conflict is declared at each meeting.

## Directors' dealings in shares and closed periods

In accordance with statutory and regulatory requirements, directors, prescribed officers and any restricted employees may not deal directly or indirectly in the securities of the Company during specific closed or prohibited periods. All directors and the company secretary require prior approval from the chairperson to deal in the Company's shares. The company secretary retains a record of all such share dealings.

## Executive directors

Following the resignation of Kelvin Dushnisky as chief executive officer (CEO) with effect from 1 September 2020, Christine Ramon, the chief financial officer (CFO), was appointed Interim CEO, while the board embarked on a comprehensive recruitment process to appoint a new CEO to deliver on the group's strategy for enhanced value creation. Ian Kramer, Senior Vice President: Group Finance, assumed the role of Interim CFO for the transition period.

As Interim CEO, Christine Ramon is responsible for the execution of AngloGold Ashanti's strategy and reports to the board. She chairs the eight-member executive committee that is responsible for the day-to-day management of the group's affairs. The committee's work is supported by country and regional management teams as well as by group corporate functions.

While the Interim CEO is an executive director on the board, the Interim CFO was not appointed as an executive director. The JSE has given the company until 1 September 2021 to appoint a financial director on a full-time basis, as contemplated in the Listings Requirements.

As required by the JSE Listings Requirements, the Audit and Risk Committee annually considers and expresses its satisfaction at the level of expertise and experience of the CFO. The Audit and Risk Committee concluded that Ian Kramer, together with other members of the financial management team, had effectively and efficiently managed the group's financial affairs during 2020, as detailed in the full CFO's review and Audit and Risk Committee Chairperson's report, which are included in the **<AFS>**.

# CORPORATE GOVERNANCE continued

## AngloGold Ashanti's board committees

The overriding role of the board is to ensure the long-term sustainability and success of the business, for the mutual benefit of all stakeholders. Its overall role is one of strategic leadership. This includes the setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management.

The board is supported by five committees to which it delegates certain functions without abdicating any of its own responsibilities. This process of formal delegation involves documented and approved terms of reference, which are reviewed annually, or more often when required.

### AngloGold Ashanti Board

#### Audit and Risk Committee

- Oversees the integrity of our financial reporting, the existence of proper internal controls, the integrity of the <IR>, <AFS>, <R&R> and of our risk management processes
- Assesses AngloGold Ashanti's continuing ability to operate as a going concern, assists the board with oversight of IT governance, risk management and implementation of the group ethics and regulatory compliance programme
- Ensures the Company has qualified external auditors and internal auditors

More detailed information on the committee's achievements is available in the *Audit and Risk Committee: chairperson's report*

#### Social, Ethics and Sustainability Committee

- Key responsibility is to assist the board in monitoring matters relating to safety, health, the environment and ethical conduct, and to ensure that AngloGold Ashanti develops and behaves as a responsible corporate citizen
- Ensures that our sustainability strategy positions AngloGold Ashanti as a leader in mining and that sustainability objectives are effectively integrated into the business
- Oversees the integrity of and approves the <SR>

More information on the work done during the year by the committee is available in the <SR>

#### Remuneration and Human Resources Committee

- Assists the board in ensuring that remuneration policies are in AngloGold Ashanti's long-term interests
- Ensures that, in terms of decisions made, non-executive directors, executive directors, senior management and all other employees are fairly and responsibly remunerated and that shareholder value is delivered
- Assists the board in the development of AngloGold Ashanti's human resources environment

More information on the achievements of the committee is available in the *Human Resources and Remuneration Committee: chairperson's report*

#### Nominations Committee

- Develops processes to identify, assess and recommend board candidates for appointment as executive and non-executive directors, including the Chairman and CEO, as well as for the company secretary, and at the same time fully considers succession planning and leadership within the group
- Reviews board composition, including the balance of gender, race, culture, age, field of knowledge, skills, experience and independence
- Develops and implements the annual board evaluation processes, whether internal or external

#### Investment Committee

- Assesses individual capital projects and investment and divestment opportunities to ensure that they and any financing proposals are in accordance with AngloGold Ashanti's primary mission to creating sustained shareholder value in the long term
- Ensure that project and investment evaluation guidelines, which must include appropriate strategic, operational, financial, technical and sustainability guidelines and other procedures for the allocation of capital, are consistently and properly applied

The latest approved board charter and committees' terms of references, containing detailed information regarding their respective responsibilities and mandates, are available online [1].

[1] *See under Governance on www.anglogoldashanti.com*

## Board and committee meeting attendance

Directors' attendance at board and committee meetings during 2020 was as follows:

| | Board [12] | Audit and Risk | Investment | Remuneration and Human Resources | Social, Ethics and Sustainability | Nominations | NED Search [13] | Special Committee A [13] | Special Committee B [13] |
|---|---|---|---|---|---|---|---|---|---|
| **Number of meetings in 2020** | **11** | **5** | **4** | **5** | **5** | **4** | **1** | **4** | **3** |
| SM Pityana [1] | 5 | n/a | n/a | 5 | 5 | 3 | 1 | 4 | 2 |
| KOF Busia [2] | 7 | n/a | 2 | n/a | 2 | 3 | n/a | n/a | n/a |
| KPM Dushnisky [3] | 11 | n/a | n/a | n/a | n/a | n/a | n/a | 4 | n/a |
| AM Ferguson [4] | 11 | 5 | n/a | 5 | n/a | 3 | n/a | 4 | n/a |
| AH Garner [5] | 11 | n/a | 4 | n/a | n/a | 1 | n/a | 4 | n/a |
| R Gasant | 4 | 5 | 4 | n/a | n/a | 3 | 1 | n/a | 3 |
| NP January-Bardill [6] | 11 | n/a | n/a | 1 | 2 | n/a | 1 | n/a | n/a |
| NVB Magubane [7] | 11 | n/a | 4 | n/a | 5 | n/a | n/a | n/a | n/a |
| KC Ramon | 11 | n/a | 4 | n/a | n/a | n/a | n/a | n/a | n/a |
| MDC Ramos [8] | 11 | n/a | 1 | 4 | 5 | 3 | 1 | 4 | 3 |
| MC Richter [9] | 4 | 5 | n/a | 5 | n/a | 1 | n/a | n/a | n/a |
| RJ Ruston [10] | 11 | 2 | 1 | n/a | n/a | n/a | n/a | n/a | n/a |
| JE Tilk [11] | 11 | 2 | 4 | n/a | 5 | 3 | n/a | n/a | 3 |

*(1) SM Pityana resigned from the board with effect from 7 December 2020.*

*(2) KOF Busia was appointed to the board, Social, Ethics and Sustainability Committee and the Investment Committee with effect from 1 August 2020. Dr Busia was appointed to the Nominations Committee on 13 October 2020.*

*(3) KPM Dushnisky resigned as CEO with effect from 1 September 2020.*

*(4) AM Ferguson was appointed to the Nominations Committee with effect from 13 October 2020.*

*(5) AH Garner stepped down from the Nominations Committee with effect from 13 October 2020.*

*(6) NP January-Bardill retired from the board on 6 May 2020.*

*(7) NVB Magubane stepped down from the Investment Committee and was appointed to the Audit and Risk Committee with effect from 14 December 2020.*

*(8) MDC Ramos stepped down from the Investment Committee and was appointed to the Remuneration and Human Resources Committee with effect from 6 May 2020. Ms Ramos was appointed to the Nominations Committee with effect from 13 October 2020.*

*(9) MC Richter stepped down from the Nominations Committee with effect from 13 October 2020.*

*(10) RJ Ruston retired from the board on 6 May 2020.*

*(11) JE Tilk was appointed to the Nominations Committee with effect from 13 October 2020.*

*(12) During 2020 the board held 6 scheduled board meetings and 5 special board meetings.*

*(13) Three special purpose committees were established by the board during 2020, namely the NED Search Committee and Special Board Committees A and B. The Special Board Committees were constituted to provide oversight for various aspects of the company's strategy, including the optimal corporate attributes for the company following the disposal of the South African assets. Special Committee A was wound-up on 28 May 2020 and Special Committee B was constituted on 5 July 2020.*

# CORPORATE GOVERNANCE continued

## Board and committee performance evaluations

Evaluation of the effectiveness and performance of the board and its committees was externally assessed for the 2020 year, however the assessment process was delayed due to implications of COVID-19 and a change in leadership toward the latter part of the year. Once the results have been finalised, the board will consider the overall effectiveness of the board and its committees and address areas of improvement identified.

## Company secretary

The company secretary is responsible for developing, implementing and maintaining effective processes and procedures to support the board and its committees in the discharge of their duties and responsibilities. She advises the board and individual directors on their fiduciary duties and on corporate governance requirements and best practices.

The former company secretary, Maria Sanz Perez, resigned from the company with effect from 30 June 2020. Consequently, Lizelle Marwick, Executive Vice President: General Counsel and Compliance, was appointed Interim Company Secretary, effective 1 July 2020. After an extensive search process, the board appointed Lucy Mokoka as Group Company Secretary of AngloGold Ashanti with effect from 11 January 2021.

Lucy Mokoka is an admitted attorney and holds BJuris and LLB degrees. She has extensive company secretarial and corporate law experience, having worked for multinational companies. The board is of the view that Lucy Mokoka has the necessary expertise and experience to act in this role, in accordance with the JSE Listings Requirements.

## Legal, ethical and regulatory compliance

The group's geographical spread makes its legal and regulatory environment diverse and complex. Given the critical importance of compliance in building a sustainable business, group compliance plays an essential role in coordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures.

## External and internal standards and regulations

AngloGold Ashanti complies with legislative and regulatory requirements, including several external and voluntary industry and international standards that are relevant to the business.

AngloGold Ashanti is a member of and a signatory to the:

- International Council on Mining and Metals (ICMM)
- Principles of the United Nations Global Compact (UNGC)
- Extractive Industries Transparency Initiative (EITI)
- United Nations Guiding Principles on Business and Human Rights
- Voluntary Principles on Security and Human Rights (VPSHR)
- World Gold Council's Conflict-Free Gold Standard and Responsible Gold Mining Principles

We are committed to complying with the following standards:

- Universal Declaration on Human Rights
- International Bill of Human Rights
- International Labour Organisation

In addition, we have group policies and charters to which we adhere. Increasingly, customers and consumers want assurance that the gold they are purchasing has not contributed to conflict or human rights abuse. This has resulted in several measures being introduced by industry-related organisations of which we are part, to prevent gold and other commodities from being used to fund conflict and other violations of human rights.

By virtue of its shares or depositary receipts being registered with the Securities and Exchange Commission (SEC) in the United States, AngloGold Ashanti is also subject to the various laws applicable in that country regarding securities. This is in addition to being subject to the various listing requirements applicable for all the stock exchanges on which the company is listed. These are the Johannesburg, New York, Ghana and Australian stock exchanges.



Obuasi

## Ethical leadership and corporate citizenship

|  |  |  |  |  |  |  |
|---|---|---|---|---|---|---|
| **Compliance with laws and regulations** | **Fraud, bribery and corruption** | **Conflicts of interest** | **Gifts, hospitality and sponsorship** | **Responsible sourcing** | **Confidential reporting** | **Compliance risk assessments** |

During 2020, Group Compliance undertook activities aimed at enhancing the company's governance. Key among these activities were:

- The global roll-out of the anti-bribery and anti-corruption online training to all employees with computer access. The training covers anti-bribery and anti-corruption, payments to government officials, gifts, hospitality and sponsorships, engagement of agents and intermediaries, conflicts of interest, reporting wrongdoing, and political donations and activities
- Additional efforts to provide automated access to track and monitor compliance with laws and regulations, including self-certification processes and legal registers, by country
- AngloGold Ashanti continued to have a robust whistleblowing platform, administered by a third-party, to which all employees, directors, officers and external parties have access via hotlines, email and web facilities. Reporting is anonymous unless the reporter specifically nominates to disclose his or her identity. All concerns are carefully investigated, and feedback is provided through the third party service partner to the person raising the concern. Whistleblowing results are communicated quarterly to the Audit and Risk Committee as well as the Social, Ethics and Sustainability Committee. Whistleblowing plays a key role in giving credence to the Board's commitment to ethical leadership and responsible corporate citizenship
- A Group COVID-19 donations guideline was developed to provide guidance and ensure that the donations are made in line with safeguards and risk mitigation measures (on bribery, corruption, and fraud) to be adhered to by sites when making COVID-19 donations. This guideline was communicated globally to all general managers and senior finance managers
- Continued development of a compliance programme aligned with "best practice" principles identified by, among others, bodies responsible for the prosecution of violations of key extra-territorial legislation such as the US Foreign Corrupt Practices Act, and that are adaptable at an operational level to enhance the effectiveness of the compliance framework
- Endeavours to align suppliers with our business ethics and values. Our supplier Code of Conduct encourages all our suppliers, including contractors, to align their businesses with our internal policies and codes of ethical behaviour, particularly on human rights practices, labour relations and employment practices, the environment, our anti-bribery and corruption policies, and safety procedures, policies and standards. Our approach with suppliers involves ensuring responsible environmental, social and governance practices are carried out by those we associate and/or do business with. Suppliers are assessed on their governance conduct in addition to their socio-economic behaviour. In 2020, we continued to embed the responsible sourcing programme
- Regular assessment of the automated registers for group gifts, hospitality and sponsorship and conflicts of interest
- Business unit assessments for risks related to bribery and corruption, including a virtual assessment as part of our combined assurance audit programme

### South African Employment Equity Act

In compliance with Section 21 of the Employment Equity Act, No 55 of 1998, AngloGold Ashanti is obliged to file with the Department of Labour, the employment equity statistics for its South African workforce. A copy of the report filed for the period 1 August 2019 to 31 July 2020 is available on the AngloGold Ashanti website, in the section entitled "Employment Equity Reports".

In 2019, AngloGold Ashanti announced its intention to dispose of its South Africa region assets. The sale of these assets was formally concluded and Harmony Gold Mining Company Limited (Harmony) took ownership with effect from 1 October 2020. The asset disposal process ensued within the context of section 197 of the Labour Relations Act, resulting in the transfer of 6,360 employees, representing 92.7% of the South African workforce profile and included 213 management employees to Harmony. Going forward, Harmony will be responsible for reporting to the Department regarding their acquisition of AngloGold Ashanti's South African assets.

### Governance of supply chain management and procurement policies

Effective supply chain management, undertaken with integrity and in line with our values and governance principles, can add value to our business by improving efficiency, relationships and reputation, ultimately, impacting our long-term sustainability. As a global company responsible management of our supply chain is an increasingly important ethical and human rights consideration. External ratings agencies and customers are aware of the implications and importance of ethical conduct in the supply chain.

Responsible supply chain management has the potential to add value to communities, local governments and society as a whole, particularly in developing countries.

# CORPORATE GOVERNANCE continued

We have adopted a cross-functional approach to supply chain management to ensure best practice, which includes complying with international human rights and labour standards and the economic participation of local stakeholders.

## Tax strategy and tax management policy

Our tax strategy, which is aligned with our business strategy and its objectives, is to manage all our global tax obligations in a transparent, responsible and sustainable manner, within the governance framework established by our Tax Management Policy while respecting the differing interests of all our stakeholders.

We recognise that AngloGold Ashanti must earn and maintain its social licence to operate in partnership with government and community stakeholders, thus contributing towards their sustainable future in the countries where we operate. Aligned with our vision, mission and values, we acknowledge our obligations as a responsible corporate citizen and that our operations contribute material tax revenues, in terms of both taxes borne and taxes collected, to the economies of the countries in which we conduct our business.

As a member of the EITI, a global standard to promote open and accountable management of natural resources, AngloGold Ashanti is committed to reporting the amounts paid to governments in respect of our operations in those countries that have implemented the standard.

The principles governing the group's tax strategy and policy are reviewed and approved by the board which, through the Audit and Risk Committee, monitors adherence to the policy.

Our tax policy governs the management of tax throughout AngloGold Ashanti and confirms the defined parameters within which the board-approved tax strategy is applied.

The tax governance framework employs a combination of suitably skilled resources and internal processes, together with internal and external controls. Our approach to tax and our tax strategy are each embedded in the organisation, through various regular regional governance meetings. Our overall objective is to act responsibly in ensuring efficiency in our tax affairs in all countries in which we operate, to always fully comply with the law while taking into account, however, that such laws may be subject to regular amendment and differing interpretations and practices.

### Our approach to transparency and tax

Our approach to tax is underpinned by the AngloGold Ashanti values, which include accountability for our actions and delivering on our commitments. We also value the communities and societies in which we operate and want them to be better off for AngloGold Ashanti having been there.

The principles set out below govern our global approach to tax:

- **Compliance:** We respect and comply with the laws of the countries in which we operate, meeting all our tax obligations on time. We comply with local and global rules with respect to transfer pricing and cross-border transactions.
- **Corporate citizenship:** We engage with tax authorities in the countries in which we operate on an open and fair manner. We support sustainable relationships in dealing with global tax authorities. We communicate with tax authorities to resolve uncertainties on a timeous basis.
- **Transparency in our dealings with governments:** We are transparent with regard to the taxes paid to governments as we believe that this allows our stakeholders to understand the contribution which we make and the integrity of our tax systems.
- **Risk management and governance:** We are committed to strong governance. We identify, investigate, assess and report tax risks in terms of our global audit and risk framework. On a quarterly basis, we report on all tax risks and uncertainties to the Audit and Risk Committee.
- **Business rationale:** We undertake our transactions against a test of their commercial rationale. We seek to manage our tax charge that contributes to superior business performance and long-term shareholder value. Accordingly, we do not engage in aggressive tax planning.
- **We advocate fair tax treatment:** We engage in the tax reform processes of international tax rules and local tax rules in the jurisdictions in which we operate. This supports the principle that tax systems should be fair, certain, efficient and competitive in order to support growth, jobs and long-term sustainable tax contributions.

## Executive Committee



### 1 Christine Ramon (53)

Interim Chief Executive Officer

*BCompt, BCompt (Hons), CA(SA), Senior Executive Programme (Harvard)*

### 2 Ian Kramer (50)

Interim Chief Financial Officer

*BCom (Acc), BCom (Hons) Acc, CA(SA)*





### 3 Stewart Bailey (47)

Executive Vice President: Corporate Affairs and Sustainability

### 4 Graham Ehm (64)

Executive Vice President: Group Planning and Technical

*BSc (Hons), MAusIMM, MAICD*





### 5 Ludwig Eybers (54)

Chief Operating Officer: International

*BSc (Min. Eng), Post graduate qualifications*

### 6 Sicelo Ntuli (42)

Chief Operating Officer: Africa

*BSc Eng. (Electrical), MBA*





### 7 Tirelo Sibisi* (52)

Executive Vice President: Group Human Resources

*BSSc, Advanced HR Executive Development Programme, MBA, Post Graduate Diploma in Business Management*

### 8 Lizelle Marwick (43)

Executive Vice President: General Counsel and Compliance

*BProc, LLB, LLM (Corporate Law)*



* *Tirelo Sibisi has given notice of her resignation and her contract of employment will terminate on 30 September 2021.*

**Detailed CVs of current executive management are available on the corporate website, www.anglogoldashanti.com**

# SECTION 1: REMUNERATION AND HUMAN RESOURCES COMMITTEE: CHAIRPERSON'S LETTER

## ENSURING FAIR, RESPONSIBLE AND TRANSPARENT REMUNERATION

**Maria Richter** / Chairperson: Remuneration and Human Resources Committee



**Dear Shareholders,**

I am pleased to present the AngloGold Ashanti remuneration report for the year ended 31 December 2020. We continue to aim for transparent and fulsome disclosure that provides an accurate overview of the Company's remuneration and human resource policy and practices, and how these are aligned with the company's strategic objectives. The Remuneration and Human Resources Committee's aim is to ensure that the remuneration policy plays a key role directing the efforts and behaviours of employees and leaders, to ensure safe and sustainable creation of value for stakeholders over the long term in a manner that is fair, responsible, and transparent.

A number of important considerations have informed our decisions taken this year, including: financial and non-financial performance in both relative and absolute terms; the views and expectations of our stakeholders; differing contributions of our mine sites to the Group's improved financial resilience; continued focus on capital projects and production; ongoing support for host communities; and the impact of the COVID-19 pandemic.

As ever, we have been guided in our decision making by the principles of fair and responsible pay, with particular emphasis on recognising the contribution of all employees within AngloGold Ashanti. I believe our remuneration policy achieved its intended objectives during an especially challenging period.

### Performance on safety and employee well-being

The health and safety of our workforce and communities, remains our priority. We saw marked year-on-year improvements in the health of our employees, with the lowest-ever rate of occupational illness. The all injury frequency rate, the broadest measure of workplace safety, ended the year at 2.39 injuries per million hours worked. This is the lowest injury rate on record, and below the 3.2 average rate recorded by members of the International Council on Mining and Metals in 2019. Low injury rates also indicate the robustness of systems and the durability of an organisational culture.

This performance was, however, marred by six workplace fatalities. These losses are devastating for the families of the deceased and the organisation. The previous period of almost two years passed without a single workplace death. The safety and operating teams are particularly focused on preventing these 'low-frequency, high-consequence' events, which are a focal point of a safety strategy review conducted at the end of last year and implemented at the start of 2021. Notwithstanding the improved injury rates, the committee adjusted the all injury frequency rate safety metric of 2020 DSP incentive pay-out to nil, in light of the workplace fatalities. (See page 172).

The all occupational disease frequency rate continued its long-term improvement, almost halving from 1.36 cases per million hours worked in 2019, to 0.80 in 2020. The health team, led by a public health specialist, developed a suite of new health standards aimed at further reducing long-term exposures that may be harmful to employees and communities. The health team furthermore played an instrumental role in assisting the organisation's response to the pandemic, developing and adapting prevention protocols, and designing standard operating procedures that helped ensure business continuity throughout the year.

### Changes to our remuneration policy

We made amendments to the remuneration policy to more closely align management and shareholder interests and strengthen corporate governance. This included increasing the minimum shareholding requirement (MSR) and enhancing the performance management policy by increasing the weighting of the company's performance from 60% for executive management members and 70% for the Chief Executive Officer to 80% for both, with a commensurate reduction in the individual performance rating, in determining the Deferred Share Plan (DSP) pay-out.

Changes made to improve corporate governance included:

- Further amplifying malus and claw-back provisions: Including additional firmer provisions; permitting the committee to exercise discretion by reducing the number of shares to be received on the vesting of an award; and ensuring that value may be clawed back up to two years after vesting of an award
- The recruitment policy has been tightened, with respect to eligibility criteria for awards granted in lieu of forfeiture at the employee's former employer

### Our response to the COVID-19 pandemic

As with most of the world, this year was one of the most challenging in the life of this organisation. The COVID-19 outbreak evolved with dizzying speed, from a localised outbreak in Wuhan, China at the end of 2019, to a full-blown pandemic by late March of 2020. By the end of the year, it had claimed over two million lives. Governments around the world took unprecedented steps to curb the outbreak and flatten the infection curve, including imposing

curfews, border closures and lockdowns of entire countries. Supply chains were disrupted, people were stranded far from home and workplaces, and economies were placed under severe stress as the struggle to protect lives was balanced by the need to resume normal activities and safeguard livelihoods.

The committee is extremely proud that AngloGold Ashanti did an exceptional job navigating through the crisis, implementing a comprehensive suite of risk management protocols that prioritised safety while allowing essential activities to continue safely. Striking this delicate balance was no easy task, and on careful reflection we believe it was managed in a manner that was a credit to the business. The company ended 2020 in a strong position, including strengthening the goodwill of many important stakeholders.

Corporate and operating teams worked closely with the authorities in each of our operating jurisdictions to ensure that much-needed support was made available to communities that struggled with the public health and economic hardships caused by the pandemic. Two hospitals were provided for the exclusive use of authorities in South Africa, with the aim of bolstering the medical response of two provincial governments, while donations of sanitisers, personal protective equipment, ventilators, emergency food aid and an array of other essential products and services, were made across our operating jurisdictions.

As a committee, we have been pleased to see the management team reflecting the organisation's culture and values in ensuring that no employee lost wages or benefits at any point, despite mine closures and business interruptions caused by virus outbreaks, precautionary stoppages and lockdowns ordered by the authorities. We did not access governmental support schemes and no colleagues were made redundant due to the impact of COVID-19. Arrangements were also made to provide lifelines and support to suppliers.

Non-executive directors waived an inflationary fee increase for the sixth consecutive year. Significant donations were made by non-executive directors to COVID-19 relief funds, notably South Africa's Solidarity Fund, a public and private partnership that has done excellent work in the country's response to the ravages of the pandemic.

The management team – with the support of the board – understands that this public health crisis has some way to run yet, and that 2021 will see more demands made on the resources of the company to assist our host communities in responding to the crisis. It is against this backdrop that the Interim Chief Executive Officer and numerous executive management members have donated their 2021 inflationary salary increases towards the AngloGold Ashanti Global COVID fund.

In summary, AngloGold Ashanti's management and employees demonstrated – in myriad ways – a clear commitment to the company's values during an immensely challenging period.

## Management performance and achievements

- All-injury frequency rate improved 28% to a record 2.39 injuries per million hours worked
- Recycled 76% of the total water requirement for mining and processing operations
- Ore Reserve increased 6.1Moz on a gross basis, increasing reserve life to about 11 years
- Free cash flow rose more than fivefold to $743m from 2019
- Adjusted net debt reduced to its lowest level in ten years, at $597m
- Annual guidance met or improved upon for the eighth consecutive year
- Annual dividend increased fivefold
- Commercial production achieved at Obuasi Phase 1; Phase 2 is 90% complete
- Achieved commercial underground production at Tropicana's Boston Shaker - on schedule and within budget
- Provided multi-year guidance and indicative outlook on production, costs and capital, showcasing longer-term potential
- Streamlined the portfolio with the sale of the South Africa and Mali operating assets

The company has been led, from 1 September by Interim Chief Executive Officer (CEO), Christine Ramon, who assumed her role when Kelvin Dushnisky resigned. The committee commends Christine for her leadership, and the executive and senior leadership teams across the organisation who helped deliver on the company's objectives during a challenging period.

While the overall performance in 2020 was solid, there are – as always – areas for improvement, notably in eliminating workplace fatalities and injuries, in further improving environmental stewardship, and – within the bounds of responsible operatorship – ensuring improved efficiency of our operations.

## Incentive scheme: Deferred Share Plan pay-outs

The pandemic will have far-reaching and long-term consequences for our economies and societies. In this context, the committee faced difficult decisions regarding the most appropriate way to remunerate AngloGold Ashanti's employees and leadership for outstanding work delivered in a turbulent year. Work routines were disrupted, with sites reduced to essential personnel only and others, who could work remotely for most of the year. Employees balanced their often-increased work responsibilities with challenging home environments, altered by home schooling responsibilities and other challenges created by the pandemic. Throughout this period, the morale of the organisation remained positive, and an already-strong culture of teamwork and joint problem solving reached a new level. The result was a strong financial and operating performance, delivered in a manner which we can all be proud of.

Our 'pay-for-performance' philosophy was once again a key driver in rewarding our employees. The DSP incentive scheme with its financial and non-financial metrics aims to ensure a fair reward outcome, balancing strong fundamental performance with the impact of uncontrollable factors, such as gold price and currency fluctuations. We aim for transparency in disclosing the link between remuneration and value creation (page 153'), showing the achievement of performance against the board approved metrics for 2020.

# SECTION 1: REMUNERATION AND HUMAN RESOURCES COMMITTEE: CHAIRPERSON'S LETTER continued

The committee applied downward discretion in the DSP, reducing the performance achievement of 122.57% to 116.57%. The safety award was eliminated in light of the fatal accidents at the South Africa and Ghana operations. The committee believes that the DSP incentive scheme pay-out is a fair reflection of the underlying corporate performance over the financial year. Important to note is that the DSP replaced all previous incentive schemes and is now the company's sole incentive plan. The last allocations granted under prior schemes have vested during 2020, leaving no further allocations or vestings outstanding.

The committee will continue to ensure target-setting that is congruent with our values and strategic priorities and will endorse pay-outs that are aligned to corporate performance, upholding AngloGold Ashanti's reputation and enhancing shareholder returns.

## Competitive remuneration

Compensation at AngloGold Ashanti rewards superior performance and is aligned to our vision of creating value for shareholders, employees, our business and social partners by safely and responsibly exploring and mining our products. This is not only fundamental to our strategy, but also a key imperative during a year in which very strong metal prices – for gold, copper, iron ore and various platinum group metals – created an exceptionally tight market for key mining and associated skills.

It is vitally important to ensure that we can compete effectively in a competitive global mining industry, with increasingly exacting requirements from shareholders, civil society, regulators and our host governments. Clear remuneration guardrails exist, as detailed in the 2020 remuneration policy and structure on page 151 of the <IR>.

## Disclosure and transparency

The Remuneration and Human Resources Committee (Remco) has fulfilled the requirements of its terms of reference. While we have focused on ensuring that our reporting is clear and transparent, we continue to look for improvement in this regard.

Notwithstanding the positive results of our non-binding advisory votes for our remuneration policy and implementation reports of 2019, we continued our engagement with a number of shareholders who provided constructive feedback in respect of both our policy and its implementation; no changes were recommended.

The remuneration policy and implementation report for reporting period 2019 were tabled for two separate, non-binding advisory votes at the Annual General Meeting (AGM) held on 10 June 2020, in line with the JSE Listings Requirements and King IV recommendations. The table below furthermore details the results of shareholder voting at the 2019 and 2018 AGMs.

| Votes | For | Against | Withheld |
|---|---|---|---|
| **Remuneration policy** | | | |
| 10 June 2020 | **88.04** | 11.96 | 0.35 |
| 9 May 2019 | **98.31** | 1.69 | 0.40 |
| 16 May 2018 | **98.35** | 1.65 | 0.21 |
| **Remuneration implementation report** | | | |
| 10 June 2020 | **87.52** | 12.48 | 0.35 |
| 9 May 2019 | **58.51** | 41.49 | 0.40 |
| 16 May 2018 | **98.96** | 1.04 | 0.21 |

## Leadership changes

The company announced on 30 July 2020 that former CEO Kelvin Dushnisky was to step down effective 1 September 2020. Chief Financial Officer, Christine Ramon was appointed Interim CEO, and Ian Kramer, Senior Vice President: Group Finance was appointed Interim Chief Executive Officer (CFO). These interim appointments were effective from 1 September 2020.

Mr Dushnisky's remuneration was fully in line with Company policy and is reflected in the single total figure reporting on pages 162 to 165, aligned to JSE Listing Requirements, King IV guidelines and shareholder-approved standard conditions of employment. He received no ex-gratia payments.

An allowance aligned to the company's on acting allowances policy formed part of Ms Ramon and Mr Kramer's remuneration to recognise the additional responsibilities associated with these roles, for the period from 1 September 2020 to 31 December 2020.

Ms Maria Sanz Perez, Executive Vice President: General Counsel and Company secretary resigned effective 30 June 2020.

Ms Lizelle Marwick was promoted to the role of Executive Vice President: General Counsel and Acting Company secretary, effective 1 July 2020. Ms Marwick received an allowance in recognition of her acting Company secretary role, effective 1 July 2020 to 10 January 2021. The promotion of Ms Marwick illustrates the success of the strong bench strength and talent management within the company.

Mr Pierre Chenard, Executive Vice President: Strategy and Business Development, retired effective 31 January 2021.

Ms Tirelo Sibisi, Executive Vice President: Group Human Resources, resigned effective 1 April 2021; her last day of employment will be 30 September 2021.

The single total figure reporting on pages 162 to 165 provides the remuneration details aligned to the shareholder approved standard conditions of employment.

### Areas of achievement for 2020 and remuneration areas of focus for 2021 are:

| 2020 | 2021 |
|---|---|
| Enhancement of remuneration policy by tightening recruitment eligibility criteria for awards granted in lieu of forfeiture | Further review of the DSP scheme, to ensure global best practice and continued close alignment with shareholders' interests |
| Enhancement of the malus and claw-back provisions | Continued focus on succession planning, talent management and development |
| Increased minimum shareholding requirements for members of the Executive committee | Continued engagement with shareholders |
| Enhanced performance management review process | Focus on the review of the organisational culture and a review and refresh of the company's values |
| Focus on health and well-being of our employees particularly in light of the COVID-19 pandemic | Continued focus on employee health and well-being |
| Continued focus on succession planning and development | Continued focus on equality of gender remuneration |
| Continued implementation of diversity framework | Review and refresh of company policies to ensure that they remain current and relevant |
| Enhancing our relationships with our shareholders | |

## Expression of gratitude

In closing, I would like to thank the committee for its support during this challenging year and our shareholders for their constructive engagement and feedback. Thanks also to our management team for their unstinting efforts to create value for our stakeholders during an unprecedented time, and to our employees who worked tirelessly under difficult conditions. Finally, my special gratitude to the employees at the operations in South Africa and Mali, for the enormous contributions made to this company over so many years.

The committee's priorities for 2021 will remain the continued implementation of fair and responsible pay. We will continue to monitor market trends to ensure that the remuneration of all our employees across the Group remains competitive, in the context of improved performance and productivity. We will continue to assess our Remuneration policy, especially our DSP scheme to ensure global best practice and continued close alignment with shareholders' interests.

Sincerely,

**Maria Richter**
**Chairperson: Remuneration and Human Resources Committee**
26 March 2021

# SECTION 2: OVERVIEW OF THE REMUNERATION POLICY

**AngloGold Ashanti's remuneration approach aims to create a sustainable remuneration structure with increased alignment to shareholder views and interests underpinned by our strategic objectives and values.**

The remuneration policy aims to align with the Company's strategic objectives while working to deliver on both internal and external stakeholder priorities. This is accomplished by means of a governance and application framework that primarily aims to attract, motivate and retain a skilled workforce through fair, responsible, transparent and competitive remuneration.

## Key principles of our remuneration policy

To support AngloGold Ashanti's remuneration approach, the remuneration policy is based on the following key principles:

- Alignment with strategic objectives and shareholder interests
- Remunerate to motivate and reward the right behavior and performance of employees and executives
- Ensure that performance metrics are challenging, sustainable and cover all aspects of the business including both financial and non-financial drivers, and do not reward excessive risk taking
- Ensure that the remuneration structure is aligned to AngloGold Ashanti's values and that the correct governance frameworks are applied across remuneration decisions and practices
- Promote an ethical culture and responsible corporate citizenship
- Ensure that the remuneration of executive management is fair, responsible and transparent in the context of overall employee remuneration in the organisation
- Apply the appropriate global remuneration benchmarks
- Provide competitive rewards to attract, motivate and retain highly skilled executives and staff vital to the success of the organisation
- The use of performance measures that support positive outcomes across the economic, social and environmental context in which AngloGold Ashanti operate

| We do | We don't |
|---|---|
| • We pay for performance. This is achieved by placing 69% of the CEO's earnings at risk, based on on-target performance. In addition, the variable pay for executives is primarily driven by Company performance. Two thirds of the CEO's variable pay is awarded in shares to align the interests of management with that of shareholders<br>• The scorecard of executive directors and executive management places a weight of 80% on company performance and 20% on individual performance, further enhancing direct line of sight between pay and performance<br>• The DSP incentive scheme is capped<br>• We have a minimum shareholding requirement (MSR) policy for the executive management team which is regularly reviewed to align to best practice and good governance principles. The MSR policy may be found on page 158<br>• We have a long-term incentive, the DSP with deferred share awards, which vest over two to five years. In the case of an executive leaving AngloGold Ashanti's employ due to early or normal retirement, retrenchment or mutual separation, these awards are not accelerated, however, they vest as per the normal dates to further support sustainable and strategic executive decision making<br>• In making pay decisions for the executive directors and executive management we take into account the pay of all our employees across the organisation<br>• We have stringent malus and claw-back provisions<br>• Committee members are all independent directors<br>• We retain an independent remuneration consultant (currently PwC) to advise the committee<br>• We have adopted the highest level of transparency around remuneration of our executive directors and executive management<br>• All resignation payments are aligned to the shareholder approved remuneration policy and the standard conditions of employment, with no application of discretion | • We do not provide guaranteed variable pay<br>• We do not allocate shares at lower than market value on date of allocation<br>• We do not allow the use of unvested shares as collateral, nor does the Company use unvested share amounts towards the calculation of MSR provisions<br>• We do not grant shares to non-executive directors<br>• We do not change performance measures during or at the end of a performance cycle in order to obtain a higher incentive<br>• We do not re-test performance conditions for the vesting of incentives<br>• We do not provide financial assistance to executive directors or prescribed officers<br>• We do not make ex-gratia payments or one-off special awards unless there are exceptional circumstances which we would adequately explain to shareholders |

## Remuneration design

When determining appropriate remuneration, the committee considers:

- Fair and responsible pay
- We do not pay more than necessary to recruit and retain our talent
- We consider employee pay practices and policies in making pay decisions for executive directors and executive management
- Potential maximum remuneration that executive managers could earn relative to their and the Company's performance
- External influences, primarily being:
  - shareholder views and recommendations associated with executive management team remuneration
  - economic trends
  - competitive pressure
  - benchmarks in a market with similar attributes, including complexity, size and geographic spread

Remuneration practices are designed to be fair, responsible, transparent and compliant with applicable legislation.

## Fair and responsible pay

Fair and responsible pay are ethical values that AngloGold Ashanti strives to uphold. AngloGold Ashanti aims to ensure that the business meets short-term objectives while creating sustainable value over the long-term, within the economic, social and environmental context in which it operates. The remuneration framework, aligned to King IV and best practice principles, emphasises the importance of fair, responsible and transparent pay.

# SECTION 2: OVERVIEW OF THE REMUNERATION POLICY continued

The policy, which necessarily evolves along with a dynamic market and operating landscape, currently reflects the principles of fair and responsible pay as follows:

<table>
<tr><th>Remuneration policy element</th><th>Fair and responsible pay principle</th></tr>
<tr><td>AngloGold Ashanti's remuneration is aligned to the strategic objectives and shareholder outcomes.</td><td>AngloGold Ashanti's variable pay is directly correlated to the achievement of measures linked to the Company scorecard. These metrics are linked to the creation of value over a mix of short, mid and long-term periods. The metrics of our DSP incentive scheme are approved by the Remco. AngloGold Ashanti is transparent with the approved metrics, and these are reported in the annual report.<br><br>Provisions of equity are practiced which ensures that the long-term interests of shareholders are aligned with those of executive directors and executive management.</td></tr>
<tr><td>Remunerate to motivate and reward the right behaviour and performance of employees and executive management team.</td><td rowspan="2">Individual performance is measured on an annual basis for all employees. These include both individual and company performance measures; financial and non-financial drivers including environmental, social, and governance (ESG) and people metrics. The DSP incentive scheme includes 37.5% of metrics that measure non-financial targets. The metrics are reviewed by Remco on an annual basis to ensure that they are reflective of stretch performance targets.</td></tr>
<tr><td>Ensure that performance metrics are challenging, sustainable and cover all aspects of the business including both critical financial and non-financial drivers.</td></tr>
<tr><td>Ensure that the remuneration structure is aligned to the organisations values and that the correct governance frameworks are applied across remuneration decisions and practices.</td><td>All remuneration falls under the ambit of Remco; all executive management remuneration is subject to approval by Remco. The DSP metrics include ESG and gender diversity metrics. Safety, community and diversity are part of AngloGold Ashanti's values. The DSP also contains a forfeit / claw-back and malus clause. The executive management team is subject to a minimum shareholding requirement.</td></tr>
<tr><td>Promote an ethical culture and responsible corporate citizenship.</td><td>It is imperative that all employees receive a minimum level of remuneration that enables participation in the economy. In order to achieve this, AngloGold Ashanti ensures that all employees are paid at least 25% above the respective regional minimum wage, and in most instances much higher than this. Furthermore, benchmarking exercises are conducted on an annual basis in each region to ensure that all employees are paid a market related salary for the role which they occupy, with due consideration to levels of performance.<br>All decisions on remuneration are scrutinised to ensure that they are:<br>• Impartial and non-discriminatory<br>• Rational and objective<br>• Aligned to local legislation</td></tr>
<tr><td>Ensure that the remuneration of the executive management team is fair and responsible in the context of overall employee remuneration in the organisation.</td><td>The difference in pay between job levels is justified in the context of the level of responsibility of the job, complexity of the job, and the consequence and impact thereof on the organisation. Relevant metrics are used to ensure that the income dispersion between high- and low-income earners is not outside market norms.</td></tr>
<tr><td>Apply the appropriate global remuneration benchmarks.</td><td>The Mercer Survey is used to benchmark salaries for the executive management team. For senior management and below, benchmarking is conducted using locally available reputable surveys including, Remchannel (South Africa), the Hay evaluation methodology and others.</td></tr>
<tr><td>Provide competitive reward to attract, motivate and retain highly skilled executive management team and employees vital to the success of the organisation.</td><td>The executive management team comparison is based on a selected group of global competitors (page 160) which is approved by the Remco on an annual basis. In addition, the Remco reviews the benchmark list of comparator companies on an annual basis to ensure that it remains appropriate. In reviewing the participants, Remco considers:<br>• Global spread and complexity<br>• Nature of business<br>• Size of the peer group, which should also be large enough to create a sufficient benchmark from which to draw information<br><br>Each component of remuneration (base salary, variable pay and benefits) is analysed and compared with the market information and the overall package is reviewed accordingly. The market median is generally targeted for most roles, while the market 75th percentile is targeted for scarce skills.</td></tr>
</table>

AngloGold Ashanti tracks the Gini co-efficient from a South African perspective to ensure that the income dispersion between high and low-income earners is not outside market norms. The analysis is conducted by PricewaterhouseCoopers Inc. (PwC) as an independent third party. Based on the November 2020 analysis, PwC concluded that the Gini co-efficient for AngloGold Ashanti had deteriorated slightly year on year from 0.48 in 2019 to 0.50 in 2020. The South African mining industry benchmark is 0.42. The decline in the Gini co-efficient is mostly attributable to the reduction in staff in the South African region, as well as to changes to the executive management profile.

PwC calculates that the former CEO's total reward was approximately 177 times the median of all employees in AngloGold Ashanti as a result of the increase in variable pay for the CEO. This was 79 times in 2019.

Given the sale of our South African operating assets, the committee will report on the CEO pay ratio and year on year movements which is more aligned with the global standard. The Gini co-efficient will no longer be tracked.

## Gender and pay equality

The board and management view diversity and inclusion, which includes gender diversity, as essential to the growth and success of the Company. The board of directors comprises 44% women, 8% more than in 2019 following the appointment of Ms N Magubane on 1 January 2020. A third of the executive management team are women.

AngloGold Ashanti is committed to gender and pay equality. Aligned to recent market best practice, the company has changed its methodology in establishing the gender pay gap ratio, using 2020 as the base year for future comparisons. A robust approach to measure such progress has been developed with the aim of continuously improving gender equality.

The gender pay-gap differentials at middle management levels and above reflect that men are paid 8.14% more than women. Attention is required to address this disparity. The proportion of women employees, particularly in senior roles, remains low, and is being steadily addressed by a greater focus on attracting, developing and retaining women in the mining workforce. Furthermore, metrics included in the incentive scheme are designed to improve the gender ratio. We will continue to monitor pay differentials and will take action as appropriate.

## 2020 remuneration policy and structure

The table below sets out the remuneration policy that applies to all employees for 2020 and was endorsed by shareholders at the 2019 annual general meeting. The table details each component's link to the Company strategy, objectives, performance measurements and the maximum opportunity associated with each component. The full remuneration policy can be found in the <NOM>.

| Remuneration element and link to strategy | Operation and objective | Maximum opportunity | Performance measures |
|---|---|---|---|
| **Base salary** | | | |
| A competitive salary is provided to employees to ensure that their experience, contribution and appropriate market comparisons are fairly reflected and applied | • Base salaries are reviewed annually and are effective from 1 January each year<br>• Employees' base salaries are determined by considering performance; market comparison against companies with a similar geographic spread; market complexity, size and industry; and internal peer comparisons. AngloGold Ashanti positions guaranteed pay at the median of the applicable markets and where there is a shortage of specialist and/ or key technical skills, will pay higher than the median<br>• The CEO makes recommendations on the executive management team but does not make recommendations on her/his own base salary. This is reviewed by the Remco and approved by the board | Executive base salary increases and increases for all non-bargaining unit employees are closely aligned, where practical. This is informed by inflation, which can be matched directly or above/below consumer price index (CPI) | Individual performance on a scale of 1 to 5, measured against specific key performance indicators (KPIs). A CPI increase pool is approved annually by Remco. In high-inflation countries, individual increases may be differentiated according to each individual's performance rating. In low-inflation countries, a flat CPI is generally applied to all members of the executive management team and employees |
| **Pension** | | | |
| Provides a defined contribution retirement benefit, in addition to base salary, aligned to the schemes in the respective country in which the employee operates | • Funds vary depending on jurisdiction and legislation<br>• Defined benefit funds are not available for new employees, in line with company policy | Funds vary depending on jurisdiction and legislation | Not applicable |

# SECTION 2: OVERVIEW OF THE REMUNERATION POLICY continued

| Remuneration element and link to strategy | Operation and objective | Maximum opportunity | Performance measures |
|---|---|---|---|
| **Medical insurance** | | | |
| Provides medical aid assistance, in addition to base salary, aligned to the schemes in the respective country in which the employee operates | Provided to all employees through either a percentage of fee contribution, reimbursement or company provided healthcare providers | Aligned to approved policy | Not applicable |
| **Benefits** | | | |
| In addition to base salary, benefits are provided to ensure broad competitiveness in the respective markets | Benefits are provided based on local market trends and can include items such as life assurance, disability and accidental death insurance, assistance with tax filing, cash in lieu of untaken leave (above legislated minimum leave requirements), and occasional spousal travel (for members of the executive management teams) | Aligned to approved policy | Not applicable |

## Variable pay

The DSP set out below is driven by a single scorecard, comprising short- and long-term metrics. The committee believes that this scheme has achieved its envisaged objectives, namely: simplification, transparency, increased alignment with shareholder interests, while remaining compliant with regulatory requirements. The target metrics for the DSP are reviewed annually to ensure they provide suitable stretch, are aligned to the business plan and budget, and are within benchmark practices of our competitors. The selection of metrics ensures a balance that mitigates excessive risk taking, and places focus on items that are within the control of employees, such as production and reduction of costs. It is the committee's view that this overall balance drives the right behaviour, in line with our values. The DSP has placed greater focus on cash generation and capital efficiency by reducing measures that are outside of management's control such as the gold price. This is best illustrated as follows, with metrics not directly impacted by gold price highlighted by the black arc in the diagram overleaf (65% out of the total score of 100%). ESG metrics account for 19.5% of the scorecard.

Notwithstanding the above, given that the DSP has now been in place since 2018, the committee believes it is appropriate to review the scheme in 2021 to ensure that it continues to be fit for purpose and supports the business strategy, remains compliant with global corporate governance best practice, and that the interests of executives continue to be aligned with those of shareholders.



Australia – Tropicana

## 2020 DSP performance metrics



NOT DIRECTLY IMPACTED BY GOLD PRICE
FUTURE OPTIONALITY
FINANCIAL MEASURES
SAFETY, HEALTH, ENVIRONMENT AND COMMUNITY
CORE VALUE: PEOPLE
All-in sustaining costs
Production
Ore Reserve
Mineral Resource
Normalised cash return on equity (nCROE)
Absolute total shareholder return
Relative total shareholder return
Target weighting
62.5%
12.5%
19.5%
5.5%
12.5%
15%
15%
10%
10%
6.25%
6.25%
4.00%
4.00%
1.50%
1.50%
3.00%
3.00%
2.50%
2.00%
1.00%
2.50%
1
2
3
4
5
6
7
8
9
10

| Safety, health, environment and community | |
|---|---|
| 1 | All injury frequency rate (AIFR) |
| 2 | Major hazard management critical control percentage compliance |
| 3 | Number of site-specific critical control registers established for material health risks |
| 4 | Compliance with occupational exposure (noise and dust) monitoring programmes at each operation |
| 5 | Number of reportable environmental incidents at operating mines |
| 6 | Greenhouse gas emissions intensity at gold producing operations, measured in kg $CO_2$e/tonne |
| 7 | Number of business disruptions as a result of community unrest |

| Core value: people | |
|---|---|
| 8 | Strategic coverage for leadership roles |
| 9 | Key staff retention |
| 10 | Gender diversity |

# SECTION 2: OVERVIEW OF THE REMUNERATION POLICY continued

## Deferred Share Plan (DSP)

**Endorsed by shareholders at the 2017 annual general meeting, and implemented with effect from 1 January 2018**

| Remuneration element and link to strategy | Operation and objective | Maximum opportunity | Performance measures |
|---|---|---|---|
| With effect from 1 January 2018, the Company has used a single incentive for short term and long-term performance.<br><br>The DSP is designed to encourage employees to meet strategic short-, medium- and long-term objectives that will enable value delivery to shareholders, by achieving defined Company objectives. | Permanent employees who do not participate in a production bonus are eligible to participate in the DSP.<br><br>A portion of the award is paid in cash and the balance is delivered as either deferred cash for middle management Stratum (levels III and below) or deferred shares for senior management Stratum (level IV and above), vesting equally over a period of two to five years.<br><br>The total incentive is determined based on a combination of company and individual performance measures, defined annually and weightings are applied to each measure. The metrics are defined against the objectives that most strongly drive company performance and are weighted to financial outcomes, production, cost, sustainability and people. Each metric is weighted and has a threshold, target and stretch definition based on the company budget and the desired stretch targets for the year. | Details of on-target, threshold and maximum awards for all staff are shown in the tables on page 155. Note that below threshold performance will result in no payment. | One set of performance metrics is used to determine the cash portion and deferred portion. Future vesting of the deferred portion is subject to continued employment.<br><br>Performance measures are weighted between company and individual KPIs.<br><br>Company and individual performance measures are assessed over the financial year, with the exception of certain company measures that are measured over a trailing three-year basis, as indicated below. |
| A single set of performance objectives are used, reviewed and approved annually by the Remco, based on the Company's impact on the Company's performance. | At the end of each financial year, the performance of the Company, CEO and CFO is assessed by Remco and the board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion as per calculations below:<br><br>Cash portion:<br>Base pay x individual performance weighting x on-target cash percentage x individual performance modifier (KPIs: 1 – 5 rating)<br><br>+<br><br>Base pay x company performance weighting x on-target cash percentage x company performance modifier<br><br>Deferred cash / shares:<br>Base pay x individual performance weighting x on-target deferred percentage x individual performance modifier (KPIs: 1 – 5 rating)<br><br>+<br><br>Base pay x company performance weighting x on-target deferred percentage x company performance modifier<br><br>The deferred shares are awarded as conditional rights to shares with dividend equivalents.<br><br>Vesting of the deferred portion occurs equally over either a two, three, or five- year period, depending on the level of the participant. | | Company metrics, each with their own weighting, are:<br>• Relative total shareholder returns (TSR)*<br>• Absolute total shareholder returns*<br>• Normalised cash return on equity*<br>• Production<br>• All-in sustaining costs<br>• Ore Reserve additions pre-depletion<br>• Mineral Resource additions pre-depletion<br>• Safety, Health, Environment and Community<br>• People |

** These measures are on a trailing three-year backward-looking basis*

The table below sets out the performance measure weightings (Company and individual): threshold, on-target and maximum for the DSP scheme.

| Employee level and stratum | | Performance measure weightings | | Threshold | | | | On-target | | | | Maximum | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Deferral period (years) | Company | Individual | Cash award | Deferred cash award | Deferred share award | Total DSP award (cash + deferred) | Cash award | Deferred cash award | Deferred share award | Total DSP award (cash + deferred) | Cash award | Deferred cash award | Deferred share award | Total DSP award (cash + deferred) |
| CEO (VII) | 5 | **80%** | **20%** | 50.0% | – | 100.0% | **150.0%** | 100.0% | – | 200.0% | **300.0%** | 150.0% | – | 300.0% | **450.0%** |
| CFO (VIH) | 5 | **80%** | **20%** | 42.5% | – | 92.5% | **135.0%** | 85.0% | – | 185.0% | **270.0%** | 127.5% | – | 277.5% | **405.0%** |
| Executive management (VIL) | 5 | **80%** | **20%** | 37.5% | – | 87.0% | **124.5%** | 75.0% | – | 174.0% | **249.0%** | 112.5% | – | 261.0% | **373.5%** |
| Senior management (IVH – V) | 3 | **50%** | **50%** | 26.0% | – | 39.0% | **65.0%** | 52.0% | – | 78.0% | **130.0%** | 78.0% | – | 117.0% | **195.0%** |
| Senior management (IVL) | 2 | **50%** | **50%** | 24.0% | – | 27.0% | **51.0%** | 48.0% | – | 54.0% | **102.0%** | 72.0% | – | 81.0% | **153.0%** |
| Middle management (IIIH) | 2 | **40%** | **60%** | 16.5% | 16.5% | – | **33.0%** | 33.0% | 33.0% | – | **66.0%** | 49.5% | 49.5% | – | **99.0%** |
| Middle management (IIIL – IIIM) | 2 | **40%** | **60%** | 12.5% | 12.5% | – | **25.0%** | 25.0% | 25.0% | – | **50.0%** | 37.5% | 37.5% | – | **75.0%** |

## Malus and clawback

The committee may determine that an unvested award or part of an award may not vest, or may determine that any cash bonus, vested shares, or their equivalent value in cash be returned to the Company in the event that any of the following matters is discovered:

- A material misstatement of the Company results which may have caused the over allocation of cash incentive, deferred cash and deferred share allocations
- Misconduct, including but not limited to the participant acting fraudulently or dishonestly or being in material breach of their obligations to AngloGold Ashanti as described in our Disciplinary code and Procedure policy which will result in the lapse of all deferred cash and deferred shares, both vested and unvested in line with the rules of the DSP
- Where there is an error in the calculation of any performance condition which may have resulted in an overpayment
- Under both "malus" and "claw-back" provisions, where the committee determines that an exceptional circumstance has occurred, the committee may, at its discretion, reduce the number of shares to be received on vesting of an award, or for a period of two years after the vesting of an award, the committee can claw-back from a participant

## Remuneration scenarios at different performance levels

The graphs below typically depict the pay mix of the executive management team in line with the 2020 remuneration policy and the DSP outcome at below threshold (which will result in zero variable pay), threshold, target and maximum performance. The long-term incentive (DSP deferred shares) vests annually in five equal tranches.

# SECTION 2: OVERVIEW OF THE REMUNERATION POLICY continued

**CEO**
(Rm)


Below threshold
22
7
Threshold
22
7
11
22
Target
22
7
22
43
Maximum
22
7
32
65
0
30
60
90
120
150
Base salary
Benefits
DSP cash
DSP deferral

**CEO**
(%)


Below threshold
75
25
Threshold
35
12
18
35
Target
23
8
23
46
Maximum
17
6
26
52
0
20
40
60
80
100
Base salary
Benefits
DSP cash
DSP deferral

**CFO**
(Rm)


Below threshold
10
2
Threshold
10
2
4
10
Target
10
2
9
19
Maximum
10
2
13
29
0
10
20
30
40
50
60
Base salary
Benefits
DSP cash
DSP deferral

**CFO**
(%)


Below threshold
83
17
Threshold
39
8
17
36
Target
26
5
22
47
Maximum
19
4
24
53
0
20
40
60
80
100
Base salary
Benefits
DSP cash
DSP deferral

**Executive Committee**
(Rm)


Below threshold
8
1
Threshold
8
1
3
7
Target
8
1
6
14
Maximum
8
1
9
21
0
5
10
15
20
25
30
35
40
Base salary
Benefits
DSP cash
DSP deferral

**Executive Committee**
(%)


Below threshold
85
15
Threshold
41
7
16
36
Target
27
5
20
48
Maximum
20
4
23
53
0
20
40
60
80
100
Base salary
Benefits
DSP cash
DSP deferral

## Recruitment policy

When recruiting a member of the executive management team, a comparative benchmarking exercise is undertaken to determine the size, nature and complexity of the role, and skills availability in the market prior to making a competitive offer.

The following principles are applied when recruiting external hires:

- External appointments will not be paid more than what they would have lost at their previous employer within a 12-month period. The terms of the payment will reflect the nature of the remuneration forfeited (salary, other contractual payments, annual bonus and/or share based elements including in-flight share awards), time horizons and any performance requirements. The committee will not offer any sign-on bonuses, for example a "golden hello"
- In the case of share awards forfeited they will have equivalent performance conditions unless the committee determines otherwise
- The committee will also take into account both market practice and any relevant commercial factors in considering the terms of the buy-out award
- A time period is applied to a buy-out with a minimum claw-back
- A buy-out award will only be granted on proof of forfeiture of compensation from previous employer.

## Termination policy

Members of the executive management team, and all permanent employees, have open-ended contracts (except where prescribed retirement ages apply) with termination periods defined in their contracts. In addition, incentive scheme rules clearly specify termination provisions by termination category. In the event of a termination, the Company has the discretion to allow the employee to either work out their notice or to pay the guaranteed pay for the stipulated notice period in lieu of notice. Guaranteed pay includes base salary and other benefits, as detailed in the table below, but excludes variable pay.

| | Reasons for termination | | | |
|---|---|---|---|---|
| | **Voluntary resignation** | **Dismissal/ termination for cause** | **Normal and early retirement, retrenchment and death** | **Mutual separation** |
| **Base salary** | Base pay will be paid over the notice period or as a lump sum | Base pay will be paid until employment ceases | Base pay is paid for a defined period based on cause and local policy as employees have different employment entities | Base pay will be paid over the notice period or as a lump sum |
| **Pension** | Pension contributions for the notice period will be paid; any lump sum does not include pension contributions unless contractually agreed | Pension contributions will be paid until employment ceases | Pension contributions will be paid until employment ceases | Pension contributions for the notice period will be paid; any lump sum would not include pension contributions unless contractually agreed |
| **Medical provisions** | Where applicable, medical provision for the notice period will be paid; any lump sum does not include contributions unless contractually agreed | Medical provision/ payment will be provided until employment ceases | Medical provision/payment will be provided until employment ceases | Where applicable, medical provision for the notice period will be paid; any lump sum would not include contributions unless contractually agreed |
| **Benefits** | Applicable benefits may continue to be provided during the notice period but will not be paid on a lump sum basis | Benefits will fall away when employment ceases | Benefits will fall away when employment ceases | Applicable benefits may continue to be provided during the notice period but will not be paid on a lump sum basis |
| **DSP cash bonus** | Forfeit, no bonus | No bonus | Discretion to pro-rate for period worked | Discretion to pro-rate for period worked |
| **Deferred cash awards** | Unvested awards lapse | Unvested awards lapse | The vesting date will be accelerated to the date of separation and the participant shall be entitled to receive a pro-rated deferred cash value taking into account the period that the participant has been in employment during the vesting period. | The vesting date will be accelerated to the date of separation and the participant shall be entitled to receive a pro-rated deferred cash value taking into account the period that the participant has been in employment during the vesting period. |

# SECTION 2: OVERVIEW OF THE REMUNERATION POLICY continued

| | Reasons for termination | | | |
|---|---|---|---|---|
| | **Voluntary resignation** | **Dismissal/ termination for cause** | **Normal and early retirement, retrenchment and death** | **Mutual separation** |
| **Deferred share awards** | Unvested awards lapse | Unvested awards lapse | **Retrenchment and retirement (early, normal and late):**<br>**Senior managers** – upon termination, the vesting date will be accelerated to the date of separation and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period. Vested shares may be exercised within six months following termination date.<br><br>**Executives** – upon termination of employment, vested shares may be exercised within six months following termination date. The participant will continue to hold unvested shares post termination of employment to vest at the original vesting date. Upon vesting of these shares, participant has up to six months to exercise vested shares.<br><br>**Death:**<br>**All participants** – upon death of an employee, the vesting date will be accelerated, and the participant's estate shall be entitled to receive the full vested and unvested deferred shares within 12 months from date of death. | **Senior managers** – upon termination, the vesting date will be accelerated to the date of separation and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period. Vested shares may be exercised within six months following termination date.<br><br>**Executives** – upon termination of employment, vested shares may be exercised within six months following termination date. The participant will continue to hold unvested shares post termination of employment to vest at the original vesting date. Upon vesting of these shares, participant has up to six months to exercise vested shares. |

## Improved minimum shareholding requirements

The committee is of the opinion that share ownership by executive management team members demonstrates their commitment to AngloGold Ashanti's success and serves to reinforce the alignment between executive and shareholder interests. With effect from March 2013, a MSR was introduced for the executive management team. All executive management team members are required to have a minimum shareholding in the Company as per the table below:

The MSR was increased for executive directors and the executive management team as follows, effective 01 January 2020:

| Role | Within three years of appointment/ from introduction of MSR (1 January 2020) | Within six years of appointment/ from introduction of MSR (1 January 2020) | Within three years of appointment/ from introduction of MSR (prior) | Within six years of appointment/from introduction of MSR (prior) | Holding requirement |
|---|---|---|---|---|---|
| CEO | 150% of net annual base salary | 300% of net annual base salary | 100% of net annual base salary | 200% of net base salary | Indefinite |
| CFO | 125% of net annual base salary | 250% of net annual base salary | 75% of net base salary | 150% of net base salary | Indefinite |
| Executive management team | 100% of net annual base salary | 200% of net base salary | 75% of net base salary | 150% of net base salary | Indefinite |

The following count towards an individual MSR:

- Shares purchased on the market, either directly or indirectly
- Vested shares from AngloGold Ashanti's share incentive schemes

## Service contracts

All members of the executive management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the Company's DSP.

South African executive management team members are paid a portion of their remuneration offshore which is detailed under a separate contract. This reflects global roles and responsibilities and considers offshore business requirements. All such earnings are subject to tax in South Africa.

### Change in control

Executive management team contracts are reviewed annually and currently continue to include a change in control provision. The change in control provision is subject to the following triggers:

- The acquisition of all or part of AngloGold Ashanti; or
- A number of shareholders holding less than 35% of the Company's issued share capital consorting to gain a majority of the board and make management decisions; and
- Executive management team member contracts are either terminated or their role and employment conditions are curtailed

In the event of a change in control becoming effective, the executive management team member will in certain circumstances be subject to both the notice period and the change in control contract terms.

Executive management employment contracts provide that, in the event of their employment being terminated as a result of a change in control, the following is applicable:

I. All salary, benefits and bonuses in lieu of their notice pay

II. An amount equivalent to I above, and inclusive of the value of any pension contributions that would have been made by the Company in the notice period following the termination date (less such tax and national insurance contributions as the Company is obliged to deduct from the sum)

III. The vesting date will be accelerated to the date of the event and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period

## Remuneration consultants

In line with best common practice, the committee, which is comprised solely of independent non-executive directors, engages independent consultants in relation to remuneration related matters. The current advisor is PwC whose appointment, terms of reference and fees payable are determined solely by the committee. PwC is invited to attend all meetings of the committee and has regular access to the committee's Chairperson and members.

PwC informs and assists the committee's deliberations by drawing on their global reach and perspective on compensation matters and trends. They brief the remuneration committee on regulatory developments in South Africa and major international markets. They comment on technical matters, and generally opine on the committee's work. Each year, the committee evaluates the performance of PwC as the independent advisor and sets their fees to reflect time commitment, value added and market norms. For the year ended on 31 December 2020, fees payable to PwC amounted to c. R3m (2019: c. R786,000). The increase in the 2020 fee is based upon additional services required.

Key focus areas with which PwC assisted in 2020 include:

- Consultation on executive management matters
- Gini co-efficient, wage differential calculations and associated benchmarking
- Market trends, updates and best practice guidelines
- Committee training, where required

It is the committee's opinion that PwC has acted in an independent manner, in that they have primarily provided directional and strategic advice.

The committee also made use of the services and output of Mercer, who provided global survey data and analysis. Mercer's charges amounted to c. R733,290 (2019: c. R524,000).

## Non-executive directors' remuneration policy

- AngloGold Ashanti's non-executive directors (NEDs) continue to be paid according to their roles. Retainer fees for board and standing committees are paid quarterly in arrears and are not subject to attendance at meetings.

The policy is applied using the following principles:

- Fees are reviewed annually and increases, if any, are effective as at the date of the AGM. They are set using a global comparator group which is derived from companies with similar size, complexity and geographic spread
- Fees have remained unchanged since 2014
- NEDs receive a travel allowance per night when they are away from their home country for board meetings or on company approved business.
- NEDs are not eligible to receive any short- or long-term incentives
- Based on market data provided by PwC in accordance with the selected peer group, a 2% US dollar inflationary increase will be proposed to the non-executive director board fees only, for 2021. (Details of the proposed increase are presented on pages 6 and 7 of the <NOM>)
- No increase will be proposed to committee fees as these remain favourably positioned against the market

# SECTION 3: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2020

**This section of the Remuneration Report explains the implementation of the remuneration policy by providing details of the remuneration paid to members of the executive management team and non-executive directors for the financial year ended 31 December 2020.**

## Executive management team pay

Mercer conducts a biennial bespoke survey of executive management team remuneration. For 2020, the committee reviewed the comparator group against AngloGold Ashanti to ensure that changes in the market had not led to variances that made the current matches inappropriate. The review consisted of a detailed analysis of companies who it was felt were appropriate for inclusion in the benchmark.

The companies included in the comparator group were ranked in terms of a number of criteria selected in areas which were aligned with AngloGold Ashanti. The table below summarises the comparator group:

### 2020 Comparator benchmark group

| | |
|---|---|
| Agnico Eagle Mines | Canada |
| Anglo American Platinum Limited | South Africa |
| Antofagasta | United Kingdom |
| Barrick Gold Corporation | Canada |
| B2Gold Corporation | Canada |
| Gold Fields Limited | South Africa |
| Kinross Gold Corporation | Canada |
| Newcrest Mining Limited | Australia |
| Newmont/Goldcorp | United States |
| South32 | Australia |
| Yamana Gold Incorporated | Canada |

## Annual salary review 2020

In January 2020, annual increases resulted in each member of the executive management team receiving an increase in line with the CPI in their respective jurisdictions. This is in line with increases for all AngloGold Ashanti employees. The respective CPI increases applicable to the executive management team were as follows:

| Region | Inflationary salary increase |
|---|---|
| Australia | 2% |
| South Africa | 5% |
| USA | 2% |

It is to be noted that special salary increase adjustments were implemented effective 1 January 2020 for Mr Ntuli and Mr Bailey for purposes of market alignment.

Details available in the single total figure reporting table on pages 162 to 165.

## Executive movements

The company announced on 30 July 2020 that former CEO, Mr Dushnisky, was to step down effective 1 September 2020. AngloGold Ashanti Chief Financial Officer, Ms Ramon was appointed Interim CEO, and Mr Ian Kramer, Senior Vice President: Group Finance was appointed Interim CFO. These interim appointments were effective 1 September 2020.

Effective 1 September 2020, Mr Dushnisky stepped down from all Directorships of the Company but remained as an employee of the Company for the six-month period to 28 February 2021 to ensure an orderly transition. On cessation of his employment,



AGA Mineração

on 28 February 2021, he was paid the balance of his 12-month notice period of $2.8m, which included his DSP FY2020 cash bonus. These payments are in accordance with our termination policy on page 157. The details of his remuneration for FY2020 are reflected in the single total figure reporting on pages 162 to 165. All payments made to Mr Dushnisky were made and disclosed in accordance with the JSE Listing Requirements, King IV guidelines and our shareholder-approved remuneration policy. No ex-gratia payments were made, and no additional payments are owed to Mr Dushnisky.

The Interim CEO and Interim CFO's remuneration details are reflected as follows on pages 162 to 165:

- Ms Ramon: CFO from 1 January 2020 to 31 August 2020 and Interim CEO from 1 September 2020 to 31 December 2020
- Mr Kramer: Interim CFO (in his capacity as a prescribed officer) from 1 September 2020 to 31 December 2020

An allowance aligned to the Company's acting allowance policy formed part of Ms Ramon and Mr Kramer's remuneration to recognise the additional responsibilities associated with these roles, for the period 1 September 2020 to 31 December 2020.

Ms Maria Sanz Perez, Executive Vice President: General Counsel and Company secretary resigned effective 30 June 2020.

Ms Lizelle Marwick was promoted to the role of Executive Vice President: General Counsel and Acting Company secretary, effective 1 July 2020. Ms Marwick received an allowance in recognition of acting in the Company secretary role from 1 July 2020 to 10 January 2021. The promotion of Ms Marwick illustrates the success of the strong bench strength and talent management within the Company.

Mr Pierre Chenard, Executive Vice President: Strategy and Business Development, retired effective 31 January 2021.

Ms Tirelo Sibisi, Executive Vice President: Group Human Resources, resigned effective 1 April 2021; her last day of employment will be 30 September 2021.

The single total figure reporting on pages 162 to 165 provides the remuneration details of executive directors and prescribed officers aligned to the shareholder approved standard conditions of employment. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2020.



AGA La Colosa

# SECTION 3: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2020

continued

## Single total figure of remuneration

The following are definitions of terminology used in the adoption of the reporting requirements under King IV:

### Reflected

In respect of the DSP awards, remuneration is reflected when performance conditions have been met during the reporting period.

### Settled

This refers to remuneration that has been included in prior reporting periods and has now become payable (may not yet have been paid) to the executive in the current period.

### Single total figure of remuneration

| | | Base salary | | | | |
|---|---|---|---|---|---|---|
| | | ZAR denominated portion (1) ZAR '000 | USD/AUD denominated portion (1) ZAR '000 | Pension scheme benefits ZAR '000 | Once-off relocation costs ZAR '000 | Cash in lieu of dividends ZAR '000 |
| **Executive directors** | | | | | | |
| KPM Dushnisky (4) | **2020** | **–** | **21,657** | **5,266** | **–** | **13** |
| | 2019 | – | 18,608 | 4,648 | 2,726 | 142 |
| KC Ramon (5) | **2020** | **5,864** | **4,594** | **834** | **–** | **385** |
| | 2019 | 5,585 | 3,981 | 779 | – | 194 |
| **Total executive directors** | **2020** | **5,864** | **26,251** | **6,100** | **–** | **398** |
| | 2019 | 5,585 | 22,589 | 5,427 | 2,726 | 336 |
| **Prescribed officers** | | | | | | |
| SD Bailey | **2020** | **4,465** | **3,305** | **–** | **–** | **75** |
| | 2019 | 3,879 | 2,560 | – | – | 37 |
| PD Chenard | **2020** | **5,282** | **4,255** | **–** | **–** | **–** |
| | 2019 | 2,933 | 3,900 | – | 1,270 | – |
| GJ Ehm | **2020** | **–** | **10,462** | **284** | **–** | **409** |
| | 2019 | – | 9,074 | 251 | – | 163 |
| L Eybers | **2020** | **–** | **10,832** | **284** | **–** | **377** |
| | 2019 | 1,377 | 7,945 | 251 | 1,135 | 64 |
| I Kramer (6) | **2020** | **1,156** | **–** | **144** | **–** | **–** |
| | 2019 | – | – | – | – | – |
| L Marwick (7) | **2020** | **1,896** | **939** | **256** | **–** | **–** |
| | 2019 | – | – | – | – | – |
| S Ntuli | **2020** | **5,202** | **3,851** | **728** | **–** | **95** |
| | 2019 | 4,607 | 2,871 | 631 | – | 36 |
| ME Sanz Perez (8) | **2020** | **2,353** | **1,763** | **514** | **–** | **300** |
| | 2019 | 4,481 | 3,184 | 958 | – | 169 |
| TR Sibisi | **2020** | **4,484** | **3,518** | **1,000** | **–** | **258** |
| | 2019 | 4,944 | 2,337 | 910 | – | 158 |
| **Total prescribed officers** | **2020** | **24,838** | **38,925** | **3,210** | **–** | **1,514** |
| | 2019 | 22,221 | 31,871 | 3,001 | 2,405 | 627 |

*(1) Salary denominated in USD/AUD for global roles and responsibilities converted to ZAR on payment date.*

*(2) Other benefits include health care, group personal accident, disability, funeral cover, accommodation allowance, pension allowance, airfare and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.*

*(3) The fair value of the DSP comprises a cash bonus and share awards for the year ended 31 December 2020. The cash bonus is payable in February 2021 and the share awards are allocated in February 2021. Shares vest over a five-year period in equal tranches.*

*(4) KPM Dushnisky received the cash portion only for 2020 due to his resignation, aligned to the standard terms and conditions of termination.*

*(5) KC Ramon was appointed as Interim CEO effective 1 September 2020. Included in the DSP award is the DSP cash bonus and share award for 2020 calculated on the CFO role for 8 months only. Other payments reflect the acting allowance paid and the DSP cash bonus and share award for the acting period of 4 months calculated on the CEO target bonus opportunity.*

| | Awards earned during the period reflected but not yet settled | | | | | |
|---|---|---|---|---|---|---|
| Other benefits [2] ZAR '000 | DSP awards [3] ZAR '000 | CSLTIP awards ZAR '000 | Sign-on awards granted ZAR '000 | Other payments ZAR '000 | Single total figure of remuneration ZAR '000 | USD '000 [9] |
| **1,759** | **25,796** | **–** | **–** | **–** | **54,491** | **3,312** |
| 2,578 | 61,842 | – | – | – | 90,544 | 6,268 |
| **924** | **22,507** | **–** | **–** | **16,513** | **51,621** | **3,138** |
| 893 | 29,135 | 33,064 | – | – | 73,631 | 5,097 |
| **2,683** | **48,303** | **–** | **–** | **16,513** | **106,112** | **6,450** |
| 3,471 | 90,977 | 33,064 | – | – | 164,175 | 11,365 |
| | | | | | | |
| **1,259** | **24,103** | **–** | **–** | **–** | **33,207** | **2,019** |
| 1,160 | 18,087 | 5,917 | – | – | 31,640 | 2,190 |
| **2,468** | **8,554** | **–** | **–** | **–** | **20,559** | **1,250** |
| 1,729 | 18,362 | – | 19,356 | – | 47,550 | 3,292 |
| **710** | **32,108** | **–** | **–** | **–** | **43,973** | **2,673** |
| 611 | 25,329 | 33,064 | – | – | 68,492 | 4,742 |
| **798** | **31,896** | **–** | **–** | **–** | **44,187** | **2,686** |
| 2,310 | 25,054 | 29,160 | – | – | 67,296 | 4,659 |
| **24** | **6,085** | **–** | **–** | **289** | **7,698** | **468** |
| – | – | – | – | – | – | – |
| **136** | **16,615** | **–** | **–** | **571** | **20,413** | **1,241** |
| – | – | – | – | – | – | – |
| **1,387** | **26,942** | **–** | **–** | **–** | **38,205** | **2,322** |
| 343 | 21,041 | 7,526 | – | – | 37,055 | 2,565 |
| **1,809** | **–** | **–** | **–** | **–** | **6,739** | **410** |
| 68 | 20,567 | 26,447 | – | – | 55,874 | 3,868 |
| **58** | **20,802** | **–** | **–** | **–** | **30,120** | **1,831** |
| 61 | 19,638 | 22,713 | – | – | 50,761 | 3,514 |
| **8,649** | **167,105** | **–** | **–** | **860** | **245,101** | **14,900** |
| 6,282 | 148,078 | 124,827 | 19,356 | – | 358,668 | 24,830 |

(6) *I Kramer was appointed as Interim CFO and prescribed officer effective 1 September 2020. All salary payments including, pension and other benefits were pro-rated and aligned to the appointment date. Included in the DSP award is the DSP cash bonus and share award for the full year of 2020 (DSP award was not pro-rated. It was calculated based on his normal Senior Vice President salary plus four months acting allowance on the Senior Vice President target bonus opportunity). Other payments reflect the acting allowance for the acting period from 1 September to 31 December 2020.*

(7) *L Marwick was appointed as prescribed officer and Interim Company Secretary effective 1 July 2020. All salary payments including, pension and other benefits were pro-rated and aligned to the appointment date. Included in the DSP award is the DSP cash bonus and share award for the full year of 2020 (DSP award was not pro-rated. It was calculated based on the prescribed officer target bonus opportunity for the full year aligned to the standard conditions of employment). Other benefits reflect the acting allowance for the acting period in the Company Secretary role from 1 July 2020 to 10 January 2021.*

(8) *ME Sanz Perez resigned from Company Secretary effective 30 June 2020. All salary payments including, pension and other benefits are pro-rated in accordance with the resignation date.*

(9) *Convenience conversion to USD at the year-to-date average exchange rate of $1: R16.4506 (2019: $1: R14.445).*

# SECTION 3: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2020

continued

## Total cash equivalent received reconciliation

| | | | Awards earned during the period reflected but not yet settled | | | | BSP, CIP, DSP and LTIP share awards settled | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Single total figure of remuneration | DSP awards [1] | CSLTIP awards | Sign-on awards granted | DSP 2019 cash portion settled | Grant fair value [2] | Market movement since grant date [2] | Vesting fair value [2] |
| | | ZAR '000 | ZAR '000 | ZAR '000 | ZAR '000 | ZAR '000 | ZAR '000 | ZAR '000 | ZAR '000 |
| **Executive directors** | | | | | | | | | |
| KPM Dushnisky [3] | **2020** | **54,491** | **(25,796)** | **–** | **–** | **9,177** | **2,770** | **1,810** | **4,579** |
| | 2019 | 90,544 | (61,842) | – | – | 7,119 | – | – | – |
| KC Ramon | **2020** | **51,621** | **(38,137)** | **–** | **–** | **9,214** | **22,804** | **24,878** | **47,682** |
| | 2019 | 73,631 | (29,135) | (33,064) | – | 8,378 | 21,504 | 2,849 | 24,353 |
| **Total executive directors** | **2020** | **106,112** | **(63,933)** | **–** | **–** | **18,391** | **25,574** | **26,688** | **52,261** |
| | 2019 | 164,175 | (90,977) | (33,064) | – | 15,497 | 21,504 | 2,849 | 24,353 |
| **Prescribed officers** | | | | | | | | | |
| SD Bailey | **2020** | **33,207** | **(24,103)** | **–** | **–** | **5,473** | **4,960** | **5,278** | **10,237** |
| | 2019 | 31,640 | (18,087) | (5,917) | – | 2,613 | 4,066 | 724 | 4,789 |
| PD Chenard | **2020** | **20,559** | **(8,554)** | **–** | **–** | **5,557** | **–** | **–** | **–** |
| | 2019 | 47,550 | (18,362) | – | (16,191) | – | – | – | – |
| GJ Ehm | **2020** | **43,973** | **(32,108)** | **–** | **–** | **8,612** | **20,969** | **21,781** | **42,750** |
| | 2019 | 68,492 | (25,329) | (33,064) | – | 7,113 | 19,622 | (198) | 19,424 |
| L Eybers | **2020** | **44,187** | **(31,896)** | **–** | **–** | **8,518** | **19,688** | **21,295** | **40,983** |
| | 2019 | 67,296 | (25,054) | (29,160) | – | 6,701 | 7,463 | 2,825 | 10,289 |
| I Kramer | **2020** | **7,698** | **(6,085)** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| L Marwick | **2020** | **20,413** | **(16,615)** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| S Ntuli | **2020** | **38,205** | **(26,942)** | **–** | **–** | **6,367** | **6,289** | **6,710** | **12,999** |
| | 2019 | 37,055 | (21,041) | (7,526) | – | 3,269 | 3,956 | 1,046 | 5,002 |
| ME Sanz Perez | **2020** | **6,739** | **–** | **–** | **–** | **6,224** | **17,588** | **18,861** | **36,448** |
| | 2019 | 55,874 | (20,567) | (26,447) | – | 5,864 | 18,839 | 1,460 | 20,299 |
| TR Sibisi | **2020** | **30,120** | **(20,802)** | **–** | **–** | **5,943** | **15,258** | **16,122** | **31,380** |
| | 2019 | 50,761 | (19,638) | (22,713) | – | 5,495 | 17,709 | 876 | 18,585 |
| **Total prescribed officers** | **2020** | **245,101** | **(167,105)** | **–** | **–** | **46,694** | **84,752** | **90,047** | **174,797** |
| | 2019 | 358,668 | (148,078) | (124,827) | (16,191) | 31,055 | 71,655 | 6,733 | 78,388 |

[1] *The fair value of the DSP comprises a cash bonus and share awards for the year ended 31 December 2020. The cash bonus is payable in February 2021 and the share awards are allocated in February 2021. Shares vest over a 5-year period in equal tranches.*

[2] *Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested DSP 2019, vested CSLTIP 2017, vested BSP 2018, vested CIP 2018 and vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award.*

[3] *KPM Dushnisky's cash portion of the DSP 2019 award was reduced by USD800,000. This is in lieu of the sign-on bonus which Mr Dushnisky voluntarily repaid after his former employer paid him a discretionary cash incentive for the same period.*

[4] *Convenience conversion to USD at the year-to-date average exchange rate of $1: R16.4506 (2019: $1: R14.445).*

Details of the share incentive scheme awards follow on pages 166 to 170.

| Sign-on cash settled | | | Sign-on shares settled | | | | |
|---|---|---|---|---|---|---|---|
| Grant fair value (2) | Currency movement since grant date (2) | Settlement fair value (2) | Grant fair value (2) | Market movement since grant date (2) | Vesting fair value (2) | Total cash equivalent received reconciliation | |
| ZAR '000 | ZAR '000 | ZAR '000 | ZAR '000 | ZAR '000 | ZAR '000 | ZAR '000 | US$ '000 (4) |
| **14,680** | **(245)** | **14,435** | **10,094** | **18,379** | **28,473** | **85,359** | **5,189** |
| 17,616 | (1,010) | 16,606 | 20,188 | 18,357 | 38,545 | 90,972 | 6,298 |
| **–** | **–** | **–** | **–** | **–** | **–** | **70,380** | **4,278** |
| – | – | – | – | – | – | 44,163 | 3,057 |
| **14,680** | **(245)** | **14,435** | **10,094** | **18,379** | **28,473** | **155,739** | **9,467** |
| 17,616 | (1,010) | 16,606 | 20,188 | 18,357 | 38,545 | 135,135 | 9,355 |
| | | | | | | | |
| **–** | **–** | **–** | **–** | **–** | **–** | **24,814** | **1,508** |
| – | – | – | – | – | – | 15,038 | 1,041 |
| **3,165** | **–** | **3,165** | **6,513** | **9,012** | **15,525** | **36,252** | **2,204** |
| – | – | – | – | – | – | 12,997 | 900 |
| **–** | **–** | **–** | **–** | **–** | **–** | **63,227** | **3,843** |
| – | – | – | – | – | – | 36,636 | 2,536 |
| **–** | **–** | **–** | **–** | **–** | **–** | **61,792** | **3,756** |
| – | – | – | – | – | – | 30,072 | 2,082 |
| **–** | **–** | **–** | **–** | **–** | **–** | **1,613** | **98** |
| – | – | – | – | | – | – | – |
| **–** | **–** | **–** | **–** | **–** | **–** | **3,798** | **231** |
| – | – | – | – | – | – | – | – |
| **–** | **–** | **–** | **–** | **–** | **–** | **30,629** | **1,862** |
| – | – | – | – | – | – | 16,759 | 1,160 |
| **–** | **–** | **–** | **–** | **–** | **–** | **49,411** | **3,004** |
| – | – | – | – | – | – | 35,023 | 2,425 |
| **–** | **–** | **–** | **–** | **–** | **–** | **46,641** | **2,835** |
| – | – | – | – | – | – | 32,490 | 2,249 |
| **3,165** | **–** | **3,165** | **6,513** | **9,012** | **15,525** | **318,177** | **19,341** |
| – | – | – | – | – | – | 179,015 | 12,393 |

# SECTION 3: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2020

continued

## Number of unvested awards and movement during the reporting period

| Sign-on share awards | | Balance at 1 January | Granted | Vested, deemed settled | Forfeited/ lapsed | Balance at 31 December | Fair value of granted awards [1] | Fair value of vested awards [2] | Fair value of unvested awards at 31 December [3] |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | ZAR '000 | ZAR '000 | ZAR '000 |
| **Executive directors** | | | | | | | | | |
| KPM Dushnisky | **2020** | **175,878** | **–** | **87,939** | **–** | **87,939** | **–** | **28,473** | **30,121** |
| | 2019 | 351,755 | – | 175,877 | – | 175,878 | – | 38,545 | 55,665 |
| **Total executive directors** | **2020** | **175,878** | **–** | **87,939** | **–** | **87,939** | **–** | **28,473** | **30,121** |
| | 2019 | 351,755 | – | 175,877 | – | 175,878 | – | 38,545 | 55,665 |
| **Prescribed officers** | | | | | | | | | |
| PD Chenard | **2020** | **64,951** | **–** | **32,475** | **–** | **32,476** | **–** | **15,525** | **11,124** |
| | 2019 | – | 64,951 | – | – | 64,951 | 13,026 | – | 20,557 |
| **Total prescribed officers** | **2020** | **64,951** | **–** | **32,475** | **–** | **32,476** | **–** | **15,525** | **11,124** |
| | 2019 | – | 64,951 | – | – | 64,951 | 13,026 | – | 20,557 |
| **Total sign-on share awards** | **2020** | **240,829** | **–** | **120,414** | **–** | **120,415** | **–** | **43,998** | **41,245** |
| | 2019 | 351,755 | 64,951 | 175,877 | – | 240,829 | 13,026 | 38,545 | 76,222 |

[1] *The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date. The share awards were granted on start date and will vest over a 2 year period in equal tranches in accordance with the JSE Listing requirements.*

[2] *The fair value of KPM Dushnisky's vested awards represents the value received on settlement date, 26 February 2020. The fair value of PD Chenard's vested awards represents the value received on settlement date, 12 May 2020.*

[3] *The fair value of unvested awards is calculated using the closing share price as at 31 December.*

## Number of unvested awards and movement during the reporting period (continued)

| DSP awards | | Balance at 1 January | Granted | Vested, deemed settled | Forfeited / lapsed | Balance at 31 December | Fair value of granted awards [1] | Fair value of vested awards [2] | Fair value of unvested awards at 31 December [3] |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | ZAR '000 | ZAR '000 | ZAR '000 |
| **Executive directors** | | | | | | | | | |
| KPM Dushnisky | **2020** | **67,742** | **128,719** | **13,548** | **–** | **182,913** | **41,959** | **4,579** | **62,651** |
| | 2019 | – | 67,742 | – | – | 67,742 | 13,848 | – | 21,440 |
| KC Ramon | **2020** | **89,782** | **62,595** | **17,956** | | **134,421** | **20,404** | **6,069** | **46,042** |
| | 2019 | – | 89,782 | – | – | 89,782 | 18,353 | – | 28,416 |
| **Total executive directors** | **2020** | **157,524** | **191,314** | **31,504** | **–** | **317,334** | **62,363** | **10,648** | **108,693** |
| | 2019 | – | 157,524 | – | – | 157,524 | 32,201 | – | 49,856 |
| **Prescribed officers** | | | | | | | | | |
| SD Bailey | **2020** | **19,196** | **39,635** | **6,398** | **–** | **52,433** | **12,920** | **2,163** | **17,959** |
| | 2019 | – | 19,196 | – | – | 19,196 | 3,924 | – | 6,076 |
| PD Chenard | **2020** | **–** | **40,251** | **–** | **–** | **40,251** | **13,121** | **–** | **13,787** |
| | 2019 | – | – | – | – | – | – | – | – |
| GJ Ehm | **2020** | **82,037** | **54,574** | **16,407** | **–** | **120,204** | **17,789** | **5,546** | **41,172** |
| | 2019 | – | 82,037 | – | – | 82,037 | 16,770 | – | 25,965 |
| L Eybers | **2020** | **77,380** | **53,982** | **15,476** | **–** | **115,886** | **17,597** | **5,231** | **39,693** |
| | 2019 | – | 77,380 | – | – | 77,380 | 15,818 | – | 24,491 |
| I Kramer [5] | **2020** | **7,759** | **9,012** | **3,879** | **–** | **12,892** | **2,938** | **1,311** | **4,416** |
| | 2019 | – | – | – | – | – | – | – | – |
| L Marwick [5] | **2020** | **6,170** | **8,397** | **3,085** | **–** | **11,482** | **2,737** | **1,043** | **3,933** |
| | 2019 | – | – | – | – | – | – | – | – |
| S Ntuli | **2020** | **24,006** | **46,110** | **8,002** | **–** | **62,114** | **15,030** | **2,705** | **21,275** |
| | 2019 | – | 24,006 | – | – | 24,006 | 4,907 | – | 7,598 |
| ME Sanz Perez [4] | **2020** | **67,712** | **45,068** | **13,542** | **99,238** | **–** | **14,691** | **4,577** | **–** |
| | 2019 | – | 67,712 | – | – | 67,712 | 13,842 | – | 21,431 |
| TR Sibisi | **2020** | **63,424** | **43,035** | **12,684** | **–** | **93,775** | **14,028** | **4,287** | **32,120** |
| | 2019 | – | 63,424 | – | – | 63,424 | 12,965 | – | 20,074 |
| **Total prescribed officers** | **2020** | **347,684** | **340,064** | **79,473** | **99,238** | **509,037** | **110,851** | **26,863** | **174,355** |
| | 2019 | – | 333,755 | – | – | 333,755 | 68,226 | – | 105,635 |
| **Other management** [6] | **2020** | **1,094,152** | **645,154** | **403,017** | **56,337** | **1,279,952** | **210,300** | **136,220** | **438,408** |
| | 2019 | – | 1,177,912 | 14,623 | 55,208 | 1,108,081 | 240,788 | 4,269 | 350,708 |
| **Total DSP awards** | **2020** | **1,599,360** | **1,176,532** | **513,994** | **155,575** | **2,106,323** | **383,514** | **173,731** | **721,456** |
| | 2019 | – | 1,669,191 | 14,623 | 55,208 | 1,599,360 | 341,215 | 4,269 | 506,199 |

*[1] The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date, 25 February 2020.*

*[2] The fair value of vested awards represents the value deemed received on settlement date.*

*[3] The fair value of unvested awards is calculated using the closing share price as at 31 December.*

*[4] Share awards lapsed due to resignation.*

*[5] Opening balances were included as part of Other management.*

*[6] The 2019 awards include awards for Mr Charles Carter, Mr David Noko and Mr Chris Sheppard who retired in 2019.*

# SECTION 3: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2020

continued

## Number of unvested awards and movement during the reporting period (continued)

| BSP awards (Closed scheme) | | Balance at 1 January | Granted | Vested, deemed settled | Forfeited / lapsed | Balance at 31 December | Fair value of granted awards | Fair value of vested awards [1] | Fair value of unvested awards at 31 December |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | ZAR '000 | ZAR '000 | ZAR '000 |
| **Executive directors** | | | | | | | | | |
| KPM Dushnisky | **2020** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| KC Ramon | **2020** | **27,817** | **–** | **27,817** | **–** | **–** | **–** | **9,402** | **–** |
| | 2019 | 77,073 | – | 49,256 | – | 27,817 | – | 10,034 | 8,804 |
| **Total executive directors** | **2020** | **27,817** | **–** | **27,817** | **–** | **–** | **–** | **9,402** | **–** |
| | 2019 | 77,073 | – | 49,256 | – | 27,817 | – | 10,034 | 8,804 |
| **Prescribed officers** | | | | | | | | | |
| SD Bailey | **2020** | **8,306** | **–** | **8,306** | | **–** | **–** | **2,807** | **–** |
| | 2019 | 22,549 | – | 14,243 | – | 8,306 | – | 2,903 | 2,629 |
| PD Chenard | **2020** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| GJ Ehm | **2020** | **22,997** | **–** | **22,997** | **–** | **–** | **–** | **7,773** | |
| | 2019 | 62,783 | – | 39,786 | – | 22,997 | – | 8,109 | 7,279 |
| L Eybers | **2020** | **22,288** | **–** | **22,288** | **–** | **–** | **–** | **7,533** | **–** |
| | 2019 | 53,626 | – | 31,338 | – | 22,288 | – | 6,419 | 7,054 |
| I Kramer [2] | **2020** | **3,716** | **–** | **3,716** | **–** | **–** | **–** | **1,256** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| L Marwick [2] | **2020** | **3,577** | **–** | **3,577** | **–** | **–** | **–** | **1,209** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| S Ntuli | **2020** | **10,637** | **–** | **10,637** | **–** | **–** | **–** | **3,595** | **–** |
| | 2019 | 28,221 | – | 17,584 | – | 10,637 | – | 3,587 | 3,367 |
| ME Sanz Perez | **2020** | **19,072** | **–** | **19,072** | **–** | **–** | **–** | **6,446** | **–** |
| | 2019 | 52,842 | – | 33,770 | – | 19,072 | – | 6,879 | 6,036 |
| TR Sibisi | **2020** | **17,705** | **–** | **17,705** | **–** | **–** | **–** | **5,984** | **–** |
| | 2019 | 47,221 | – | 29,516 | – | 17,705 | – | 6,021 | 5,604 |
| **Total prescribed officers** | **2020** | **108,298** | **–** | **108,298** | **–** | **–** | **–** | **36,603** | **–** |
| | 2019 | 267,242 | – | 166,237 | – | 101,005 | – | 33,918 | 31,969 |
| **Other management** [3] | **2020** | **809,659** | **–** | **809,659** | **–** | **–** | **–** | **273,665** | **–** |
| | 2019 | 2,658,138 | – | 1,745,206 | 95,980 | 816,952 | – | 352,024 | 258,565 |
| **Total BSP awards** | **2020** | **945,774** | **–** | **945,774** | **–** | **–** | **–** | **319,670** | **–** |
| | 2019 | 3,002,453 | – | 1,960,699 | 95,980 | 945,774 | – | 395,976 | 299,338 |

*(1) The fair value of vested awards represents the value deemed received on settlement date. This is the final vesting for this scheme as it is closed.*

*(2) Opening balances were included as part of Other management.*

*(3) The 2019 awards include awards for Mr Charles Carter, Mr David Noko and Mr Chris Sheppard who retired in 2019.*

## Number of unvested awards and movement during the reporting period (continued)

| CIP awards (Closed scheme) | | Balance at 1 January | Granted | Matched | Forfeited / lapsed | Balance at 31 December | Fair value of granted awards ZAR '000 | Fair value of matched awards [(1)] ZAR '000 | Fair value of unvested awards at 31 December ZAR '000 |
|---|---|---|---|---|---|---|---|---|---|
| **Executive directors** | | | | | | | | | |
| KPM Dushnisky | **2020** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| KC Ramon | **2020** | **8,475** | **–** | **8,475** | **–** | **–** | **–** | **2,780** | **–** |
| | 2019 | 23,270 | – | 14,795 | – | 8,475 | – | 3,004 | 2,682 |
| **Total executive directors** | **2020** | **8,475** | **–** | **8,475** | **–** | **–** | **–** | **2,780** | **–** |
| | 2019 | 23,270 | – | 14,795 | – | 8,475 | – | 3,004 | 2,682 |
| **Prescribed officers** | | | | | | | | | |
| SD Bailey | **2020** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| CE Carter | **2020** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | 949 | – | 949 | – | – | – | 175 | – |
| PD Chenard | **2020** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| GJ Ehm | **2020** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | 16,500 | – | – | 16,500 | – | – | – | – |
| L Eybers | **2020** | **6,590** | **–** | **6,590** | **–** | **–** | **–** | **2,264** | **–** |
| | 2019 | 16,788 | – | 10,198 | – | 6,590 | – | 1,983 | 2,086 |
| I Kramer | **2020** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| L Marwick | **2020** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| DC Noko | **2020** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | 15,370 | – | 15,370 | – | – | – | 2,974 | – |
| S Ntuli | **2020** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| ME Sanz Perez | **2020** | **5,742** | **–** | **5,742** | **–** | **–** | **–** | **1,883** | **–** |
| | 2019 | 16,039 | – | 10,297 | – | 5,742 | – | 2,104 | 1,817 |
| CB Sheppard | **2020** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | 14,358 | – | 14,358 | – | – | – | 2,855 | – |
| TR Sibisi | **2020** | **3,120** | **–** | **3,120** | **–** | **–** | **–** | **891** | **–** |
| | 2019 | 9,304 | – | 6,184 | – | 3,120 | – | 1,249 | 987 |
| **Total prescribed officers** | **2020** | **15,452** | **–** | **15,452** | **–** | **–** | **–** | **5,038** | **–** |
| | 2019 | 89,308 | – | 57,356 | 16,500 | 15,452 | – | 11,340 | 4,890 |
| **Other management** | **2020** | – | – | – | – | – | – | – | – |
| | 2019 | – | – | – | – | – | – | – | – |
| **Total CIP awards** | **2020** | **23,927** | **–** | **23,927** | **–** | **–** | **–** | **7,818** | **–** |
| | 2019 | 112,578 | – | 72,151 | 16,500 | 23,927 | – | 14,344 | 7,572 |

[(1)] *The fair value of matched awards represents the value received on settlement dates. This is the final vesting for this scheme as it is closed.*

# SECTION 3: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2020

continued

## Number of unvested awards and movement during the reporting period (continued)

| LTIP awards (Closed scheme) | | Balance at 1 January | Granted | Vested, deemed settled | Forfeited / Lapsed | Balance at 31 December | Fair value of granted awards | Fair value of vested awards [1] | Fair value of unvested awards at 31 December |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | ZAR '000 | ZAR '000 | ZAR '000 |
| **Executive directors** | | | | | | | | | |
| KPM Dushnisky | **2020** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| KC Ramon | **2020** | **110,595** | **–** | **104,468** | **6,127** | **–** | **–** | **29,431** | **–** |
| | 2019 | 230,595 | – | 56,760 | 63,240 | 110,595 | – | 11,315 | 35,003 |
| **Total executive directors** | **2020** | **110,595** | **–** | **104,468** | **6,127** | **–** | **–** | **29,431** | **–** |
| | 2019 | 230,595 | – | 56,760 | 63,240 | 110,595 | – | 11,315 | 35,003 |
| **Prescribed officers** | | | | | | | | | |
| SD Bailey | **2020** | **19,793** | **–** | **18,696** | **1,097** | **–** | **–** | **5,267** | **–** |
| | 2019 | 39,793 | – | 9,460 | 10,540 | 19,793 | – | 1,886 | 6,264 |
| PD Chenard | **2020** | – | – | – | – | – | – | – | – |
| | 2019 | – | – | – | – | – | – | – | – |
| GJ Ehm | **2020** | **110,595** | **–** | **104,468** | **6,127** | **–** | **–** | **29,431** | **–** |
| | 2019 | 230,595 | – | 56,760 | 63,240 | 110,595 | – | 11,315 | 35,003 |
| L Eybers | **2020** | **97,535** | **–** | **92,131** | **5,404** | **–** | **–** | **25,955** | **–** |
| | 2019 | 117,535 | – | 9,460 | 10,540 | 97,535 | – | 1,886 | 30,870 |
| I Kramer [2] | **2020** | **10,143** | **–** | **9,581** | **562** | **–** | **–** | **2,661** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| L Marwick [2] | **2020** | **7,749** | **–** | **7,319** | **430** | **–** | **–** | **2,033** | **–** |
| | 2019 | – | – | – | – | – | – | – | – |
| S Ntuli | **2020** | **25,173** | **–** | **23,778** | **1,395** | **–** | **–** | **6,699** | **–** |
| | 2019 | 40,173 | – | 7,095 | 7,905 | 25,173 | – | 1,414 | 7,967 |
| ME Sanz Perez | **2020** | **88,463** | **–** | **83,562** | **4,901** | **–** | **–** | **23,541** | **–** |
| | 2019 | 208,463 | – | 56,760 | 63,240 | 88,463 | – | 11,315 | 27,999 |
| TR Sibisi | **2020** | **75,971** | **–** | **71,762** | **4,209** | **–** | **–** | **20,217** | **–** |
| | 2019 | 195,971 | – | 56,760 | 63,240 | 75,971 | – | 11,315 | 24,045 |
| **Total prescribed officers** | **2020** | **435,422** | **–** | **411,297** | **24,125** | **–** | **–** | **115,804** | **–** |
| | 2019 | 832,530 | – | 196,295 | 218,705 | 417,530 | – | 39,131 | 132,148 |
| **Other management** [3] | **2020** | **934,545** | **–** | **882,734** | **51,811** | **–** | **–** | **245,197** | **–** |
| | 2019 | 2,752,636 | – | 776,383 | 1,023,816 | 952,437 | – | 154,723 | 301,446 |
| **Total LTIP awards** | **2020** | **1,480,562** | **–** | **1,398,499** | **82,063** | **–** | **–** | **390,432** | **–** |
| | 2019 | 3,815,761 | – | 1,029,438 | 1,305,761 | 1,480,562 | – | 205,169 | 468,597 |

*[1] The fair value of vested awards represents the value deemed received on settlement date. This is the final vesting for this scheme as it is closed.*

*[2] Opening balances were included as part of Other management.*

*[3] The 2019 awards include awards for Mr Charles Carter, Mr David Noko and Mr Chris Sheppard who retired in 2019.*

## Minimum shareholding requirements

For the purposes of the MSR calculation, only fully owned and vested awards will count towards the determination of the MSR

| Executive | Six-year target achievement date | MSR holding as at 31 December 2020 as a percentage of net base pay | Three-year MSR target achievement percentage | Six-year MSR target achievement percentage |
|---|---|---|---|---|
| **Executive directors** | | | | |
| KPM Dushnisky [(1)] | – | 141% | 150% | 300% |
| KC Ramon | March 2021 | 553% | 125% | 250% |
| **Prescribed officers** | | | | |
| SD Bailey | January 2025 | 115% | 100% | 200% |
| PD Chenard [(2)] | – | 119% | 100% | 200% |
| GJ Ehm | March 2019 | 279% | 100% | 200% |
| L Eybers | March 2023 | 291% | 100% | 200% |
| I Kramer [(3)] | September 2026 | 27% | 100% | 200% |
| L Marwick [(4)] | July 2026 | 78% | 100% | 200% |
| S Ntuli | January 2025 | 95% | 100% | 200% |
| TR Sibisi | March 2022 | 282% | 100% | 200% |

*(1) Resigned as director with his last day being 28 February 2021. MSR holding not required.*

*(2) Retired prescribed officer with effect from 31 January 2021. MSR holding not required.*

*(3) Appointed prescribed officer with effect from 1 September 2020; the three-year MSR achievement is due in September 2023.*

*(4) Appointed prescribed officer with effect from 1 July 2020; the three-year MSR achievement is due in July 2023.*

## 2020 DSP performance outcomes

The DSP measures resulted in an achievement of 116.57%.

The table below summarises AngloGold Ashanti's remuneration metrics, their weightings, and performance against these metrics applicable to the DSP during 2020:

| DSP performance measure | | Weighting | Threshold measures | Target measures | Stretch measures | Actual achievement | 2020 achievement % |
|---|---|---|---|---|---|---|---|
| **Financial measures** | Relative total shareholder return (measured in US$) | 10.00% | Median TSR of comparators | Halfway between median and upper quartile | Upper quartile comparators | *133.67% | **15.00%** |
| | Absolute total shareholder return (measured in US$) | 10.00% | US$ COE | US$ COE + 2% | US$ COE + 6% | 133.67% | **15.00%** |
| | Normalised cash return on equity (nCROE) | 15.00% | US$ COE | US$ COE + 2% | US$ COE + 6% | 24.50% | **22.50%** |
| | Production | 12.50% | 2,941oz (000) | 3,062oz (000) | 3,182oz (000) | 3,047oz (000) | **11.76%** |
| | All-in-sustaining costs | 15.00% | US$1,101/oz | US$1,071/oz | US$ 1,041/oz | US$1,059/oz | **18.17%** |
| **Future optionality** | Ore Reserve additions (pre-depletion, asset sales, mergers and acquisitions) | 6.25% | Plus 1.2Moz | Plus 2.3Moz | Plus 3.5Moz | 5.97Moz | **9.38%** |
| | Mineral Resource (pre-depletion, asset sales, mergers and acquisitions) | 6.25% | Plus 3.5Moz | Plus 7.0Moz | Plus 10.5Moz | 6.73Moz | **6.01%** |

# SECTION 3: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2020

continued

## 2020 DSP performance outcomes (continued)

| DSP performance measure | | Weighting | Threshold measures | Target measures | Stretch measures | Actual achievement | 2020 achievement % |
|---|---|---|---|---|---|---|---|
| **Safety, health, environment and community** | All injury frequency rate (AIFR) | 4.00% | ≥2.5% performance improvement (3.24) | ≥5% performance improvement (3.14) | ≥7.5% performance improvement (3.06) | 2.39 | **0.00%** |
| | Major hazard management critical control percentage compliance | 4.00% | 92.5% critical control compliance | 95% critical control compliance | 97.5% critical control compliance | 99.23% | **6.00%** |
| | Number of critical control registers established for site-specific, material health risks (as captured in AuRisk) at each operation | 1.50% | 2 | 3 | 5 | 5 | **2.25%** |
| | Compliance with occupational exposure monitoring programmes for noise and dust at each operation | 1.50% | 50% compliance | 60% compliance | 70% compliance | 88.50% | **2.25%** |
| | Number of reportable environmental incidents at operating mines | 3.00% | 2 | 1 | - | 8 | **0.00%** |
| | Greenhouse gas emissions intensity at gold producing operations, measured in kg $CO_2$e/tonne | 3.00% | 7.299 -0.3% off base | 7.277 -0.6% off base | 7.248 -1.0% off base | 7.9683 | **0.00%** |
| | Number of business disruptions as a result of community unrest | 2.50% | 5 | 3 | 1 | 0 | **3.75%** |
| **Core value: People** | Strategic coverage | 2.00% | 11 successors | 13 successors | 15 successors | 15 successors | **3.00%** |
| | Key staff retention | 1.00% | 85% pa | 90% pa | 95% pa | 96.43% | **1.50%** |
| | Gender diversity | 2.50% | 19% female representation | 21% female representation | 23% female representation | 16.96% | **0.00%** |
| | **Total** | **100%** | | | | | **116.57%** |

* *Performance achievement in upper quartile of comparator group*

The DSP measures resulted in an achievement of 122.57%. The committee applied downward discretion removing the incentive award for safety in light of the fatal accidents at the South Africa and Ghana operations. The final DSP achievement was thus 116.57%; maximum opportunity is 150%

## Total remuneration outcomes – Kelvin Dushnisky

### Outgoing Chief Executive Officer

| | |
|---|---|
| Start date: | 1 September 2018 |
| Notice period: | 12 months |
| Change in control (as described in the Remuneration Policy, "Change in control" on page 159): | 12 months |


CEO
(Rm)
Actual earnings
Target
Maximum
22
7
26
22
7
22
43
22
7
32
65
0
30
60
90
120
150
Base salary
Benefits
DSP cash
DSP deferral

Total actual pay for Mr Dushnisky in 2020, which could result from the remuneration policy stated above, is shown in relation to target and maximum earning potential.

| | |
|---|---|
| Maximum DSP cash bonus opportunity: 150% | Final cash bonus results: 118.3% |
| Maximum DSP share awards opportunity: 300% | Final share award results: *0% |
| Total DSP opportunity: 450% (as % of base pay) | Final DSP result for 2020: 118.3% |

** It is to be noted that Mr Dushnisky is only eligible to receive DSP cash bonus due to his resignation. This is aligned to the rules of the DSP.*

### Key objectives and achievements: Outgoing CEO

| Scorecard metrics | Weightings | Comments |
|---|---|---|
| **Focus on safety** | 10% | Safety performance remained Priority 1 for the company. The importance of safe production underpinning strong performance was always emphasised.<br>Despite all efforts to maintain the safety of our employees, we experienced the loss of six colleagues in devastating work accidents:<br>• All-injury frequency rate (AIFR) improved to 2.39 per million hours worked, down from 3.31 the year prior<br>• Tracking of high-potential events occurred over the course of the year to ensure proper learnings from 'near-miss's safety incidents |
| **Execute company strategy** | 25% | Good progress on the company strategy was achieved, including concluding agreements for the sale of the Sadiola mine, the South African assets to Harmony and the appropriate decision to retain Cerro Vanguardia operation in Argentina |
| **Meet guidance: production, costs and capital** | 10% | Despite the challenges associated with COVID-19, which surfaced materially in late Q1, production, costs and capital expenditures were all delivered according to plan |
| **Effective stakeholder management** | 20% | Successful and effective engagement with all stakeholders, including host governments and communities, shareholders (large and small) and employees |
| **Disciplined capital allocation, balance sheet, reinvestment in the business and shareholder returns** | 20% | A relentless focus on disciplined capital allocation<br>Continued debt reduction and steady improvement of the key balance sheet net debt/ EBITDA metric<br>Enhancement in shareholder returns |
| **Maintain business continuity during the COVID-19 pandemic** | 15% | Successful implementation of effective and efficient disaster management controls to ensure the safety of employees, while trying to balance the need to resume normal activities and safeguard livelihoods |

# SECTION 3: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2020

continued

### Outgoing CEO's performance incentive outcome 2020

| **2020 DSP performance year bonus outcome** | **Weighting** | **DSP Cash payment outcome** |
|---|---|---|
| Financial performance targets | | |
| Relative total shareholder return | 10.0% | 15.00% |
| Absolute total shareholder return | 10.0% | 15.00% |
| nCroe | 15.0% | 22.50% |
| Production | 12.5% | 11.76% |
| All-in sustaining costs ($m) | 15.0% | 18.17% |
| Ore Reserve additions pre-depletion (Moz) | 6.25% | 9.38% |
| Mineral resource additions pre-depletion (Moz) | 6.25% | 6.01% |
| Safety, health, environment and community | 19.5% | 14.25% |
| Core value: people | 5.5% | 4.50% |
| Total % for company performance: | 100.0% | 116.57% |
| | | x |
| Organisational performance weighting: | | 80.00% |
| | | = |
| **A - Organisational performance weighted outcome:** | | 93.3% |
| Individual performance results | | |
| Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets. | | |
| Individual performance weighting: | | 20.00% |
| | | X |
| Performance rating bonus correlation: | | 125.00% |
| | | = |
| **B - DSP opportunity based on individual performance:** | | 25.0% |
| Total % of cash bonus pay opportunity (A+B) | | 118.3% |
| | | x |
| On-target total cash bonus opportunity (as % of base pay) | | 100.00% |
| On-target total deferred share award opportunity (as % of base pay) [(1)] | | 0% |
| | | = |
| Final cash bonus result (as % of base pay) | | 118.3% |
| Final deferred share award result (as % of base pay) | | 0% |
| Base pay as at December 2020 (all offshore payments converted to ZAR at exchange rate of ZAR16.4506: USD1 | | x |
| | | 21,813,496 |
| | | = |
| **Annual cash portion of DSP:** | | **25,795,767** |
| **Annual deferred share portion of DSP (to vest over five years)** [(1)] | | **–** |
| **Total 2020 deferred share plan award:** | | **25,795,767** |

[(1)] *It is to be noted that Mr Dushnisky is only eligible to receive DSP cash bonus due to his resignation. This is aligned with the rules of the DSP.*

## Total remuneration outcomes – Christine Ramon

### (a) Chief Financial Officer – eight months

| | |
|---|---|
| Start date: | 1 October 2014 |
| Notice period: | 6 months |
| Change in control (as described in the Remuneration Policy, "Change in control" on page 159): | 6 months |


CFO
(Rm)
Actual earnings
7
2
7
15
Target
7
2
6
13
Maximum
7
2
9
19
0
5
10
15
20
25
30
35
40
Base salary
Benefits
DSP cash
DSP deferral

Total actual pay for Ms Ramon in 2020, which could result from the remuneration policy stated above, is shown in relation to target and maximum earning potential.

| | |
|---|---|
| Maximum DSP cash bonus opportunity: 127.5% | Final cash bonus results: 100.5% |
| Maximum DSP share awards opportunity: 277.5% | Final share award results: 218.8% |
| Total DSP opportunity: 405% (as % of base pay) | Final DSP result for 2020: 319.3% |

### Key objectives and achievements 2020: CFO - eight months

| Scorecard metrics | Weightings | Comments |
|---|---|---|
| **Leadership and key stakeholder collaboration** | 25% | Successful engagement with all stakeholders, including analysts, shareholders, JV partners, banks, credit ratings agencies, government. Effective collaboration with leadership in operations and all functions across the group.<br>Effective and continuous influencing global ethics and accounting regulatory developments through the International Federation of Accountants. As Chairman of the listed companies' CFO Forum in South Africa, provided input to influence fiscal policy and other regulatory matters. |
| **Liquidity, ratings and balance sheet management** | 25% | Successful liquidity management for the Group ensuring adequate local and group facilities. Ensured that the $700m bond redemption was addressed in April 2020. Proactively engaged the RCF lenders regarding the refinancing strategy and the pre-emptive draw on the $1.4bn RCF facility to fund the bond redemption and to manage liquidity risk.<br>Successfully arranged a $1bn standby facility in April 2020 as a proactive liquidity measure to manage the COVID-related operational risk. The standby facility was well perceived by the market as it mitigated the equity issuance risk during a very challenging and uncertain time. The standby facility agreement catered for the offset of South African asset sale proceeds as well as for bond refinancing to be executed later in the year.<br>Ensured that dividend upstreaming from subsidiaries occurred on a regular basis.<br>Ensured that the net debt to EBITDA target of 1 time through the cycle was achieved ensuring effective liability management and debt reduction.<br>Proactively engaged ratings agencies to ensure that they were fully informed on the company's strategy and proactive scenario planning to address the COVID-19 risks. The credit rating with Moody's remains Investment Grade, and the outlook has been revised to stable. Fitch remains at Investment Grade with a stable outlook. S&P revised the outlook on their sub investment grade rating to positive. |

# SECTION 3: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2020

continued

| Scorecard metrics | Weightings | Comments |
|---|---|---|
| **Cost discipline and cash preservation measures** | 25% | Maintained the focus on cost discipline throughout the group and the elimination of non-essential spending. Corporate costs for 2020 were significantly reduced compared to the prior year and were contained well below budget.<br>Ensured proactive scenario planning to address cash preservation measures.<br>Ensured that adequate levels of critical spares and consumables were maintained at mine sites to mitigate the risks of delayed supplies due to COVID-19.<br>Ensured that group strategic sourcing targets were achieved. |
| **Governance and risk management** | 25% | Maintained a strong culture of compliance<br>Ensured that COVID-19 impacts were tracked and reported separately so that this can be assessed and disclosed appropriately to the market<br>Ensured that tax risks/exposures were appropriately managed and disclosed<br>Ensured that cyber security risks were well managed across the business<br>Ensured that the group top 10 risks are proactively identified to mitigate the group's strategic, operational and catastrophic risks<br>Ensured that appropriate hedging strategies were implemented<br>Ensured that risk processes/methodologies were simplified and consistently embedded across the business |

## DSP performance incentive outcome 2020: CFO – eight months

| 2020 DSP performance year bonus outcome | Weighting | DSP Cash payment outcome |
|---|---|---|
| Financial performance targets | | |
| Relative total shareholder return | 10.0% | 15.00% |
| Absolute total shareholder return | 10.0% | 15.00% |
| nCroe | 15.0% | 22.50% |
| Production | 12.5% | 11.76% |
| All-in sustaining costs ($m) | 15.0% | 18.17% |
| Ore Reserve additions pre-depletion (Moz) | 6.25% | 9.38% |
| Mineral Resource additions pre-depletion (Moz) | 6.25% | 6.01% |
| Safety, health, environment and community | 19.5% | 14.25% |
| Core value: people | 5.5% | 4.50% |
| Total % for company performance: | 100.0% | 116.57% |
| | | x |
| Organisational performance weighting: | | 80.00% |
| | | = |
| **A - Organisational performance weighted outcome:** | | 93.3% |
| Individual performance results | | |
| Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets. | | |
| Individual performance weighting: | | 20.00% |
| | | X |
| Performance rating bonus correlation: | | 125.00% |
| | | = |
| **B - DSP opportunity based on individual performance:** | | 25.0% |
| Total % of cash bonus pay opportunity (A+B) | | 118.3% |
| | | x |
| On-target total cash bonus opportunity (as % of base pay) | | 85.00% |
| On-target total deferred share award opportunity (as % of base pay) | | 185.00% |

## DSP performance incentive outcome 2020 : CFO – eight months *continued*

| 2020 DSP performance year bonus outcome | Weighting | DSP Cash payment outcome |
|---|---|---|
| | | = |
| Final cash bonus result (as % of base pay) | | 100.5% |
| Final deferred share award result (as % of base pay) | | 218.8% |
| Base pay for eight months as at December 2020 (all offshore payments converted to ZAR at exchange rate of ZAR 16.4506: USD1 | | x |
| | | 7,048,929 |
| | | = |
| **Annual cash portion of DSP:** | | **7,085,419** |
| **Annual deferred share portion of DSP (to vest over five years)** | | **15,421,202** |
| **Total 2020 deferred share plan award:** | | **22,506,621** |

## (b) Interim Chief Executive Officer – four months


Interim CEO
(Rm)
Actual earnings
4
1
5
10
Target
4
1
4
8
Maximum
4
1
6
12
0
5
10
15
20
25
Base salary
Benefits
DSP cash
DSP deferral

| | |
|---|---|
| Total actual pay for Ms Ramon in 2020, which could result from the remuneration policy stated above, is shown in relation to target and maximum earning potential. | |
| Maximum DSP cash bonus opportunity: 150% | Final cash bonus results: 118.3% |
| Maximum DSP share awards opportunity: 300% | Final share award results: 236.6% |
| Total DSP opportunity: 450% (as % of base pay) | Final DSP result for 2020: 354.9% |

# SECTION 3: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2020

continued

## Key objectives and achievements 2020: Interim CEO – four months

| Scorecard metrics | Weightings | Comments |
|---|---|---|
| **Focus on safety** | 10% | Maintained a strong culture of safety across the Company's operations.<br>AIFR improved by 28% to an all-time low of 2.39 injuries per million hours worked (including South Africa for nine months).<br>AIFR improved by 21% to 1.68 injuries per million hours worked (excluding South Africa). |
| **Execute company strategy** | 25% | Focused on team cohesion and organisational alignment to proactively manage risks and advance the Company's strategy.<br>Obuasi Phase 1 completed and Phase 2 on track.<br>Siguiri recovery project completed with a steady improvement in recoveries.<br>Achieved commercial production at Boston Shaker underground at Tropicana at the end of September 2020.<br>Gramalote and Quebradona feasibility studies on track.<br>Streamlined the portfolio by exiting from two operational jurisdictions by closing the:<br>• Sale of the South African assets on 30 September 2020, ensuring that an unconditional Section 11 approval was received.<br>• Morila and Sadiola sale processes.<br>Advanced ore reserve development and progressed reserve confidence supporting the issuance of longer-term guidance to the market.<br>Actively involved in the Tanzanian discussions to recover the outstanding VAT receivable.<br>Maintained regular discussions with Barrick regarding the free cash flow conversion challenges in the DRC.<br>Established a clear action plan to maximise the value of the Company. |
| **Meet guidance: production, costs and capital** | 10% | Guidance reinstated in October 2020 provided greater market certainty on annual production, costs and capital expenditure.<br>Met guidance for the eight-consecutive year despite COVID-19 impacts.<br>Maintained cost discipline, limiting year on year inflation. |
| **Effective stakeholder management** | 20% | Ensured active engagement with investors, government stakeholders and employees.<br>Maintained good relationships with our JV partners to ensure that the Company's interests are advanced.<br>Represented AngloGold Ashanti at the World Gold Council and ICMM. Ensured that relevant input was submitted in developing the industry regulatory frameworks and standards.<br>Enhanced board reporting and ensured that the board was kept abreast of material developments.<br>Conducted operational site visits to ensure visible leadership at the operations.<br>Connected and maintained engagement with the organisation through regular communication briefs, virtual corporate and regional townhall sessions to communicate the progress on the Company's strategy and to maintain visible leadership presence. |

| Scorecard metrics | Weightings | Comments |
|---|---|---|
| **Disciplined capital allocation: balance sheet, reinvestment in the business and shareholder returns** | 15% | Improved balance sheet flexibility and ensured that the liquidity risk was proactively managed.<br>The South Africa asset sale proceeds of $200m were applied to debt reduction.<br>Free cash flow generation increased five-fold to $743m and helped drive net debt down to $0.6bn, the lowest level since 2011. Net debt ratio declined to 0.24 times well below the target level of 1 times.<br>Continued the focus on extending mine lives and improving operating flexibility through exploration.<br>Ore Reserve increased by 6.1Moz on a gross basis and production life was extended to 11 years from nine years.<br>Progressed Tropicana – Havana Stage 2, Sunrise Dam exploration opportunities, Iduapriem cutback/TSF feasibility study and ongoing brownfield developments across portfolio to enable life extensions.<br>Received permits for Geita Hill UG, Siguiri Block and the Nyamulilima open pit and these reinvestment opportunities are being progressed.<br>Progressing greenfields opportunities in the United States, Brazil and Australia.<br>Revised dividend policy to double dividend pay-out ratio from 10% to 20% of free cash flow generation considering the long-term capital requirements of the company. |
| **The bond refinancing process** | 10% | Successfully led the refinancing of the new $700m bond in October 2020 at a 3.75% pa coupon, the lowest coupon in AngloGold Ashanti's history. |
| **Maintain business continuity, safely and responsibly navigating the COVID-19 pandemic** | 10% | Ensured that the COVID-19 pandemic has been managed safely and in a responsible manner across our operations and within our host communities. Our focus has remained on employee health, wellbeing and safety throughout.<br>Ensured that we actively monitor developments on vaccine strategy and ensured that guidelines were issued to the operations. Our teams continued to engage with business forums and national authorities across our operational jurisdictions. |

## DSP performance incentive outcome 2020: Interim CEO – four months

| 2020 DSP performance year bonus outcome | Weighting | DSP Cash payment outcome |
|---|---|---|
| Financial performance targets | | |
| Relative total shareholder return | 10.0% | 15.00% |
| Absolute total shareholder return | 10.0% | 15.00% |
| nCroe | 15.0% | 22.50% |
| Production | 12.5% | 11.76% |
| All-in sustaining costs ($m) | 15.0% | 18.17% |
| Ore Reserve additions pre-depletion (Moz) | 6.25% | 9.38% |
| Mineral Resource additions pre-depletion (Moz) | 6.25% | 6.01% |
| Safety, health, environment and community | 19.5% | 14.25% |
| Core value: people | 5.5% | 4.50% |
| Total % for company performance: | 100.0% | 116.57% |
| | | x |
| Organisational performance weighting: | | 80.00% |
| | | = |
| **A - Organisational performance weighted outcome:** | | 93.3% |
| Individual performance results | | |
| Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets. | | |
| Individual performance weighting: | | 20.00% |
| | | X |
| Performance rating bonus correlation: | | 125.00% |
| | | = |

# SECTION 3: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2020

continued

| 2020 DSP performance year bonus outcome | Weighting | DSP Cash payment outcome |
|---|---|---|
| **B - DSP opportunity based on individual performance:** | | 25.0% |
| Total % of cash bonus pay opportunity (A+B) | | 118.3% |
| | | x |
| On-target total cash bonus opportunity (as % of base pay) | | 100% |
| On-target total deferred share award opportunity (as % of base pay) | | 200% |
| | | = |
| Final cash bonus result (as % of base pay) | | 118.3% |
| Final deferred share award result (as % of base pay) | | 236.6% |
| Base pay for four months as at December 2020 (all offshore payments converted to ZAR at exchange rate of ZAR 16.4506: USD1 | | x |
| | | 4,405,570 |
| | | = |
| **Annual cash portion of DSP:** | | **5,209,840** |
| **Annual deferred share portion of DSP (to vest over five years)** | | **10,419,679** |
| **Total 2020 deferred share plan award:** | | **15,629,519** |

## Non-executive directors' fees and allowances

The board elected not to take an increase in 2020, given the COVID-19 pandemic. Non-executive directors have not received an increase in their fees since 2014. Note that while the fees have not changed, the absolute figures will vary according to the number of meetings held in a particular year.

The table below details the fees payable to non-executive directors in accordance with the company's shareholder approved policy together with allowances paid in the year. It is to be noted that certain of the non-executive directors either waived an element of their fees or donated part of their fees to the South African Solidarity Fund or associated funds, and as such the table does not reflect the fees that were actually paid or received by these non-executive directors.

| | Director fees | Committee fees | Travel allowance | Total | Total | |
|---|---|---|---|---|---|---|
| | 2020 | | | | 2019 | 2018 |
| M Ramos (Chairperson) | 130,500 | 71,875 | – | 202,375 | 106,750 | – |
| R Gasant (Lead independent director) | 150,500 | 72,000 | – | 222,500 | 193,250 | 229,500 |
| K Busia [(1)] | 63,500 | 28,500 | 11,250 | 103,250 | – | – |
| AM Ferguson | 130,500 | 59,000 | 7,500 | 197,000 | 216,500 | 52,500 |
| AH Garner | 130,500 | 35,500 | 7,500 | 173,500 | 195,500 | 200,000 |
| NP January-Bardill [(2)] | 33,500 | 16,625 | – | 50,125 | 185,750 | 197,500 |
| N Magubane [(3)] | 130,500 | 40,000 | – | 170,500 | – | – |
| MDC Richter | 130,500 | 67,000 | 11,250 | 208,750 | 230,250 | 235,250 |
| RJ Ruston [(2)] | 33,500 | 13,125 | 10,000 | 56,625 | 218,250 | 260,750 |
| JE Tilk | 130,500 | 67,875 | 7,500 | 205,875 | 230,500 | – |
| SM Pityana [(4)] | 329,000 | 77,250 | – | 406,250 | 386,750 | 441,000 |
| **Total** | **1,393,000** | **548,750** | **55,000** | **1,996,750** | **1,963,500** | **1,616,500** |

*[(1)] Director joined on 1 August 2020*
*[(2)] Directors retired effective 6 May 2020*
*[(3)] Director joined on 1 January 2020*
*[(4)] Director resigned effective 7 December 2020*

# FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.

Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F has each been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.

AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

**Disclaimer**

The summary information of the Mineral Resource and Ore Reserve in this report is based on information signed off by Mr VA Chamberlain, a Competent Person who is a full-time employee of AngloGold Ashanti Ltd. Mr VA Chamberlain consents to the inclusion in this report of the matters based on his information in the form and context in which it appears. AngloGold Ashanti confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, in the case of estimates of Mineral Resource or Ore Reserve, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Person's findings are presented have not been materially modified from the original market announcement.

# ADMINISTRATION AND CORPORATE INFORMATION

## AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic
of South Africa

## Share codes:

ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

**JSE Sponsor:**
The Standard Bank of South Africa Limited

**Auditors:**
Ernst & Young Inc.

## Offices

**Registered and Corporate**
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

**Australia**
AMP Building
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
Fax: +61 8 9425 4662

**Ghana**
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

## Directors

**Executive**
KC Ramon ^
(Interim Chief Executive Officer)

**Non-executive**
MDC Ramos ^ (Chairman)
KOF Busia°
AM Ferguson *
AH Garner #
R Gasant ^
NVB Magubane ^
MC Richter #~
JE Tilk §

*British §Canadian # American
~Panamanian ^ South African ° Ghanaian

**Officers**
Interim Chief Financial Officer:
I Kramer
Group Company Secretary:
MML Mokoka

## Investor relations contacts

**Sabrina Brockman**
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

**Fundisa Mgidi**
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

**Yatish Chowthee**
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

**General e-mail enquiries**
Investors@anglogoldashanti.com

**AngloGold Ashanti website**
www.anglogoldashanti.com

**Company secretarial e-mail**
Companysecretary@anglogoldashanti.com

## Share registrars

**South Africa**
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com

**Australia**
Computershare Investor Services
Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949
(Australia only)
Fax: +61 8 9323 2033

**Ghana**
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

**ADR Depositary**
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866 244 4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

**Global BuyDIRECT[SM]**
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI
Telephone: +1-888-BNY-ADRS

AngloGoldAshanti

www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 26, 2021

By: /s/ M M L MOKOKA

Name: M M L Mokoka

Title: Group Company Secretary